

April 9, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk



Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934


SUPPL
PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from February 1 2003 to March 31 2003.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

5/29

Regards,



By: ______________________________

Masahiko Oshima
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM February 1, 2003 TO March 31,2003

A. ENGLISH LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2002 (Exhibit A1)

B. JAPANESE LANGUAGE DOCUMENTS

1. Interim Financial Report for fiscal 2002 (Exhibit B1)
   See Annex B for a brief description.

2. Extraordinary Reports:
   See Annex B for a brief description.

(a) Extraordinary Report dated February 10, 2003 (Exhibit B2(a))
(b) Extraordinary Report dated February 10, 2003 (Exhibit B2(b))
(c) Extraordinary Report dated February 10, 2003(*) (Exhibit B2(c))
(d) Extraordinary Report dated February 10, 2003(*) (Exhibit B2(d))
(e) Extraordinary Report dated February 17, 2003 (Exhibit B2(e))
(f) Extraordinary Report dated March 17, 2003 (Exhibit B2(f))
(g) Extraordinary Report dated March 17, 2003(*) (Exhibit B2(g))

3. Amendment Reports of Extraordinary Reports:
   See Annex B for a brief description.

(a) Amendment Report of Extraordinary Report dated February 18, 2003 (Exhibit B3(a))
(b) Amendment Report of Extraordinary Report dated February 18, 2003(*) (Exhibit B3(b))
(c) Amendment Report of Extraordinary Report dated February 21, 2003 (Exhibit B3(c))
(d) Amendment Report of Extraordinary Report dated February 27, 2003 (Exhibit B3(d))

4. Public Announcements (summary English translations attached):

(a) "Notice regarding Adjustments of Conversion Price, Floor of Initial Conversion Price, and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." dated February 7, 2003 (Exhibit B4(a)).
(b) "Corrections on "Notice regarding Adjustments of Conversion Price, Floor of Initial Conversion Price, and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." "dated February 8, 2003 (Exhibit B4(b)).
(c) "Establishment of UK Banking Subsidiary" dated February 10, 2003 (Exhibit B4(c)).
(d) "Fortification of Capital through Issuance of Preferred Stock" dated February 17, 2003 (Exhibit B4(d)).
(e) "Notice regarding Determination of Terms and Conditions of Thirteenth Series Type 4 Preferred Stock" dated February 20, 2003 (Exhibit B4(e)).
(f) "Notice regarding Determination of Number of Shares and Aggregate Amount of Issue Price of Thirteenth Series Type 4 Preferred Stock" dated February 26, 2003 (Exhibit B4(f)).
(g) "Financial Assistance to Seibu Department Stores Co., Ltd." dated February 26, 2003 (Exhibit B4(g)).
(h) "Regulatory Approval for Merger between Sumitomo Mitsui Banking Corporation and THE WAKASHIO BANK, LTD." dated March 11, 2003 (Exhibit B4(h)).

(i) "Notice regarding Adjustments of Conversion Price, Floor of Initial Conversion Price, and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." dated March 11, 2003 (Exhibit B4(i)).

(j) "Purchase of Shares of Meiko National Securities Co., Ltd. Through ToSTNeT-2" dated March 19, 2003 (Exhibit B4(j)).

(k) "Price of Shares of Meiko National Securities Co., Ltd. for Purchase Order Through ToSTNeT-2" dated March 19, 2003 (Exhibit B4(j)).

(l) "Result of Purchase of Shares of Meiko National Securities Co., Ltd. Through ToSTNeT-2" dated March 20, 2003 (Exhibit B4(j)).

5. Public Notice pursuant to Japanese Commercial Code dated February 22, 2003 (Exhibit B5) See Annex B for a brief description.

(*) Documents issued by Sumitomo Mitsui Banking Corporation ("SMBC"), SMFG's wholly-owned subsidiary bank.

# # # # # # # #

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Interim Financial Report for fiscal 2002 (Exhibit B1)

   Booklet containing statistical data and narrative description of Sumitomo Mitsui Banking Corporation ("SMBC"), made generally available to the public in Japan.

2. Extraordinary Reports (Exhibit B2)

   (a) Report to the Minister of Finance concerning an establishment of SMBC Cayman LC Limited. (Exhibit B2(a))
   (b) Report to the Minister of Finance concerning an establishment of Sumitomo Mitsui Banking Corporation Europe Limited. (Exhibit B2(b))
   (c) Report to the Minister of Finance concerning an establishment of SMBC Cayman LC Limited. (*) (Exhibit B2(c))
   (d) Report to the Minister of Finance concerning an establishment of Sumitomo Mitsui Banking Corporation Europe Limited. (*) (Exhibit B2(d))
   (e) Report to the Minister of Finance concerning an issuance of thirteenth series type 4 preferred stock. (Exhibit B2(e))
   (f) Report to the Minister of Finance concerning a merger between SMBC and the Wakashio Bank, Limited.(Exhibit B2(f))
   (g) Report to the Minister of Finance concerning an appointment of representative directors of SMBC after the merger.(*) (Exhibit B2(g))

3. Amendment Report of Extraordinary Report (Exhibit B3)

   (a) Report to the Minister of Finance concerning an amendment of Extraordinary Report dated December 6, 2002 regarding a determination of number and aggregate amount of issue price of common stocks issued by SMFG with respect to a merger with The Japan Research Institute Holdings. (Exhibit B3(a))
   (b) Report to the Minister of Finance concerning an amendment of Extraordinary Report dated December 6, 2002 regarding a determination of number and aggregate amount of issue price of common stocks issued by SMBC with respect to a share share transfer with SMBC Guarantee Co., Ltd.(*) (Exhibit B3(b))
   (c) Report to the Minister of Finance concerning a amendment of Extraordinary Report dated February 17, 2003 regarding a determination of terms and conditions of thirteenth series type 4 preferred stock. (Exhibit B3(c))
   (d) Report to the Minister of Finance concerning an amendment of Extraordinary Report dated February 17, 2003 regarding an exercise of a Greenshoe option of thirteeenth series type 4 preferred stock. (Exhibit B3(d))

4. Public Notice pursuant to Japanese Commercial Code dated February 22, 2003 (Exhibit B5)

   Notice regarding a determination of terms and conditions of new preferred stock through a resolution of the meeting of the Board of Directors .

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

\# # # # # # # #



SMFG SUMITOMO MITSUI FINANCIAL GROUP

FISCAL YEAR 2002
INTERIM FINANCIAL REPORT

April 1 – September 30, 2002

SUMITOMO MITSUI FINANCIAL GROUP
SUMITOMO MITSUI BANKING CORPORATION

Profile (as of December 2, 2002)

Company Name: Sumitomo Mitsui Financial Group, Inc.

Chairman of the Board: Akishige Okada
(Concurrent Chairman of the Board at Sumitomo Mitsui Banking Corporation)

President & CEO: Yoshifumi Nishikawa
(Concurrent President and CEO at Sumitomo Mitsui Banking Corporation)

Capital Stock: ¥1,000 billion

Business Description: Management of the affairs of subsidiaries within the Group and relevant ancillary functions

Shares Issued and Outstanding:

Ordinary Shares:	5,709,424.39
Type 1 Preference Shares:	67,000
Type 2 Preference Shares:	100,000
Type 3 Preference Shares:	800,000

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan

Stock Exchange Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Credit Ratings

Credit ratings for applicable SMFG Companies as of December 31, 2002 are as follows:

Sumitomo Mitsui Banking Corporation

	Long-term	Short-term
Moody's	A3	P–1
S&P	BBB	A–2
Fitch	A–	F2
R&I	A+	a–1+
JCR	AA–	J–1+

Sumitomo Mitsui Card Company, Limited

	Long-term	Short-term
JCR	A+	J–1+

SMBC Leasing Company, Limited

	Long-term	Short-term
JCR	A–	J–1

CONTENTS

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause such a material difference include, but are not limited to, those economic conditions referred to in this material as assumptions.

In addition, the following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department
1-2, Yurakucho 1-chome, Chiyoda-ku,
Tokyo 100-0006, Japan
TEL: +81-3-5512-3411

February 2003

Printed on recycled paper

Foreword



We are pleased to present to you the first business report from the Sumitomo Mitsui Financial Group (SMFG), Inc., which includes the interim financial performance of Sumitomo Mitsui Banking Corporation (SMBC) for the first half of fiscal 2002, the six months ended September 30, 2002.

SMFG was established as a holding company on December 2, 2002, under which SMBC became a wholly owned subsidiary. The following companies have now joined SMFG in a step that marks our start as a new financial services complex: Sumitomo Mitsui Card Company, Limited; SMBC Leasing Company, Limited; The Japan Research Institute, Limited; Daiwa Securities SMBC Co. Ltd.; and Daiwa SB Investments Ltd. In addition to commercial banking at SMBC, the Group now has companies engaged in credit card services, leasing, information systems engineering and management consulting, investment banking, and asset management.

SMFG is firmly committed to harnessing the strengths of all the companies within our new group structure to achieve synergies that surpass their collective potential. In so doing, we will provide products and services with greater added value than ever before, satisfying customers' needs and thereby enjoying high levels of trust and support.

We at SMFG pledge to meet the expectations of the Group's stakeholders by further strengthening its financial base and enhancing shareholders' net worth.

We look forward to the continued support and encouragement of all shareholders as we move on to face the challenges of a bold new stage of development.

February 2003

Akishige Okada
Chairman of the Board

Yoshifumi Nishikawa
President and Chief Executive Officer

President's Message



Yoshifumi Nishikawa
President and Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.

Establishment of the Sumitomo Mitsui Financial Group

As a continuation of the thrust generated from April 2001, when the two former banks were merged to form Sumitomo Mitsui Banking Corporation (SMBC), early into the first half of fiscal 2002, the six months ended September 30, 2002, we achieved all our goals in terms of IT systems integration and business consolidation, marking what we term the "first stage" of post-merger management, such that we were then ready to move on to the "second stage" focusing on Group-wide structural reform, where enhanced earnings and a more robust financial foundation would be our primary aims. So in December 2002, as a strong statement of our swift and solid progress in reaping the merger benefits thereto, we attained a significant milestone by establishing the holding company, Sumitomo Mitsui Financial Group (SMFG), Inc., through the transfer of shares from SMBC, which then became a wholly owned subsidiary under its umbrella.

We deemed a holding company structure to be the best configuration for achieving optimal Group management: to formulate and execute strategies more exactly, implement more rigorous Group-wide corporate governance, and realize a highly flexible and expandable structure that would broaden our range of strategic options.

As part of the ongoing Group-wide reorganization, in February 2003 we reached another landmark as Sumitomo Mitsui Card Company, Limited, SMBC Leasing Company, Limited, and The Japan Research Institute, Limited each became wholly owned subsidiaries alongside SMBC. At the same time, Daiwa Securities SMBC Co. Ltd. and Daiwa SB Investments Ltd. became the directly invested companies of the holding company.

Looking ahead, in March this year SMBC is scheduled to merge with THE WAKASHIO BANK, LTD., formerly SMBC's wholly owned subsidiary, under the SMFG umbrella, so the Group is set to emerge as a new financial services complex with great promise to be shown in the years ahead.

Key Issues Being Addressed

In the first half of fiscal 2002, we continued to be afflicted by adverse macroeconomic conditions both in the US and Japan, but we remained steadfast in our objective of resolving the lingering issue of problem loans and boosting our financial soundness through the sale of shareholdings. Furthermore, we never lost our focus on greater speed in enhancing profit by raising efficiency through a rigorous reform of business practices and Group-wide management policy, having set the improvement in asset quality and further enhancement of earnings as two top priorities.

Improvement in Asset Quality

Our actions are focused on dealing resolutely with nonperforming assets and reducing the risks from

excessive stock price volatility. In fiscal 2001, we were proactive in revitalizing financial soundness by accelerating the resolution of problem loans. Thus, we were able to contain total credit cost in the first half of fiscal 2002 to ¥266.3 billion, almost as forecast at the fiscal-start. However, due to the occurrence of new problem loans, the amount outstanding as of September 30, 2002 declined by a modest ¥196.9 billion, compared with March 31, 2002 (Financial Reconstruction Law basis).

We will continue to focus on minimizing the occurrence of new problem loans, while accelerating the execution of work-outs on existing ones through off-balancing. To that end, we established in December 2002 a department specifically assigned to execute these tasks, the Asset Restructuring Unit. This unit has a team designated to implement credit reviews across the spectrum of various sized corporate borrowers, provide investment banking services for devising optimal corporate restructuring proposals (rehabilitation, corporate splits, M&As), and execute work-outs together with a body of accounting and legal experts.

By optimally utilizing the merger profit to be gained through the scheduled merger between SMBC and WAKASHIO BANK, we will be able to offset the unrealized losses on held securities. We will proceed with a vigorous program of reducing our shareholdings, so we can significantly reduce our risks from equity exposures: this will allow us to more than meet the equity investment restriction on banks due to become effective in September 2004.

Further Enhancement of Earnings

As part of our total commitment to building an earnings structure that can consistently generate long-term growth, we have set the following goals.

1. Continuously Reform Business Practices

We are continuously reforming our business practices in major fields and our actions are being manifested in our strong performance. A case in point is the reexamination of domestic lending operations in our corporate banking business. Based on the philosophy that risk-taking is the main role of a lending institution, and a bank and a customer should together share a common recognition of credit risk, we at SMBC are adopting a multilateral approach by offering financial solutions meeting the clients' fund-raising, corporate restructuring and streamlining needs in a more consultative way to enhance corporate customers' net worth, thereby allowing us to gain rewards more commensurate with the corresponding risks. Through such initiatives, we are revamping our business model from the rather outdated, risk-averse "buy and hold" stance to the innovative, more dynamic and flexible "originate and distribute" approach, and in turn enhancing our bottom line, while developing a novel relationship with our customers. Furthermore, reflecting our enhanced risk-taking capabilities, for our small and medium-sized corporate clients we are offering the *Business Select Loan* based on a definitive credit scoring formula and actively promoting nonrecourse loans.

2. Consistently Achieve Greater Operational Efficiency

While SMBC has benefited from the momentum of aggressive cost cutting in the recent past, with SMBC now commanding one of the most efficient cost structures within the Japanese banking industry, we still aim much higher. For example, in July 2002 we accomplished the integration of our domestic accounting systems, and are scheduled to complete branch consolidation in the current fiscal year. To ensure consumer banking in particular becomes a more significant profit center, we will pursue ever-higher targets in reducing operational costs, leading to much greater cost savings ahead.

In Closing

Despite the challenging circumstances, all of us under SMFG stand united in our full commitment to and dedication in offering unprecedented solutions through our swift actions. Through such initiatives, I firmly believe we stand to gain the solid trust of our customers and the strong confidence of the markets, thereby contributing positively to our financial soundness and raising the net worth for our esteemed shareholders. We do respectfully continue to seek your valued support and encouragement as SMFG takes a firm leap toward a new era of greater prosperity.

Yoshifumi Nishikawa
President and Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.

Group-Wide Structural Reform

1. Structural Reform of SMBC Group

Since its launch in April 2001 from the merger of The Sakura Bank, Limited and The Sumitomo Bank, Limited, Sumitomo Mitsui Banking Corporation (SMBC) has moved steadily forward with strengthening its foundations as a new banking institution. SMBC has accomplished this task largely through IT systems integration and other vital business consolidations, the swift realization of merger benefits, and by accelerating the pace of ongoing business reforms. This has allowed SMBC to successfully conclude what we refer to as the "first stage" of post-merger management.

As the Bank enters the "second stage," it will continue to enact the business reforms required to greatly enhance the profitability of its commercial banking operations. At the same time, SMBC will draw out and maximize the potential of its group companies in order to realize the structural reforms that will raise the quality of the SMBC Group's products, services and financial base. In this way, we hope to take a decisive leap forward in the development of a new financial services complex for the 21st century.

(1) Optimal Group Structure

The first vital step in realizing structural reform of the SMBC Group is the optimization of the Group's corporate structure. Recognizing the holding company system as the solution best suited to achieving this goal, we promptly moved to establish the Sumitomo Mitsui Financial Group (SMFG), Inc.; thus unifying the banking strengths of SMBC with the diverse businesses of other companies. This holding company structure allows for better planning and execution of SMFG strategies, as well as improved governance of Group companies. We believe that establishment of such a solid platform for further development will broaden our available options in terms of future business strategies. Simultaneously, the holding company structure will deliver substantial benefits in the areas of optimum management resource allocation, organizational flexibility and expandability, and risk control.

(2) Substantial Reinforcement of Strategic Business Lines

To improve overall profitability and our financial base, we continue to work to boost the effectiveness of Group companies. In regard to wholly owned subsidiaries Sumitomo Mitsui Card Company, Limited; SMBC Leasing Company, Limited; and The Japan Research Institute, Limited, SMFG will clarify the responsibilities and improve the autonomy of each within Group strategies. While optimizing the merits of their presence within the Sumitomo Mitsui Financial Group, SMBC and the other Group companies will pursue operational synergies, take full advantage of management resources on a Group basis and actively expand their businesses, leading to improved profitability all around. Moreover, we will continue to deepen SMFG's ties with Daiwa Securities SMBC Co. Ltd. and Daiwa SB Investments Ltd. to bolster the capabilities of the Group as a whole.

Through these and other measures, SMFG will make every effort to provide comprehensive financial services that satisfy customers' increasingly diverse and sophisticated needs.


Post-Merger Management
First Stage
• Full business integration
• Swift realization of merger benefits
• Accelerated pace of business reform
Stage completed
Second Stage
Two types of reform
Business Reform
Enhanced profitability of commercial banking operations
Structural Reform of SMBC Group
Improved SMBC Group profitability
Optimal Group Structure:
Holding company system: Sumitomo Mitsui Financial Group
Substantial Reinforcement of Strategic Business Lines:
Sumitomo Mitsui Card, SMBC Leasing, and Japan Research Institute strengthened as directly invested subsidiaries of SMFG
Growth into a new financial services complex

2. The Formation of SMFG

Sumitomo Mitsui Financial Group (SMFG), Inc. was established through the transfer of shares as a holding company on December 2, 2002, under which Sumitomo Mitsui Banking Corporation (SMBC) became a wholly owned subsidiary. Additionally, in February 2003, Sumitomo Mitsui Card, SMBC Leasing, and Japan Research Institute became wholly owned subsidiaries of SMFG. Equity stakes in two other subsidiaries formerly held by SMBC, namely Daiwa Securities SMBC and Daiwa SB Investments, were also transferred to SMFG.


Shareholding by SMFG as of March 2003 (tentative)
SMFG SUMITOMO MITSUI FINANCIAL GROUP
Directly invested companies
Daiwa Securities SMBC (40%)
Daiwa SB Investments (44%)
100% subsidiaries
SMBC*
Sumitomo Mitsui Card
SMBC Leasing
Japan Research Institute
*SMBC is scheduled to merge with WAKASHIO BANK on March 17, 2003. (WAKASHIO BANK—a wholly owned subsidiary of SMBC as of December 2002—became a wholly owned subsidiary of SMFG in January 2003.)

3. SMFG Structure and Organization

With the Sumitomo Mitsui Financial Group, Inc. as the pivotal core, we are committed to realizing logical, integrated Group management by aggressively addressing corporate governance, decision-making processes, management resource allocation, managerial accounting systems, human resources (HR), and compensation functions.

In terms of corporate governance, SMFG's Board of Directors has established committees responsible for risk management, compensation, and personnel advancement as vital parts of a comprehensive system for supervising overall operations throughout the Group.

With a full range of measures for handling the Group's strategic planning and management, resource allocation, finance management, IR, IT systems strategy, HR management for Group executives, risk management, and business auditing, SMFG is working to realize more effective and efficient Group management.


SMFG Structure and Organization
Corporate Auditors/Board of Corporate Auditors
Office of Corporate Auditors
Shareholders' Meeting
Board of Directors
Risk Management Committee
Compensation Committee
Nominating Committee
Group Strategy Committee
Group Management Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
IT Planning Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Risk Management Dept.
Audit Dept.

SMFG Group Companies

Under the guidance of Sumitomo Mitsui Financial Group (SMFG), Inc., all Group companies stand united in their staunch commitment to providing customers with value-added financial services. Below is a brief description of the lines of business in which SMFG companies are involved.


SMBC

SUMITOMO MITSUI BANKING CORPORATION

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of The Sakura Bank, Limited and The Sumitomo Bank, Limited.

SMBC boasts a number of competitive advantages, including a prominent customer base, speed in taking action, and the presence of strategic group companies.

Now that post-merger management integration has been successfully completed, the bank aims to realize further benefits of the merger.

■ Consolidated	Billions of yen			
	Sept. 30, 2002	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2000
For the Interim Term (Year):				
Total income	¥ 1,765.5	¥ 3,809.1	¥ 4,501.2	¥ 5,170.7
Income (loss) before income taxes and minority interests	110.3	(604.3)	405.5	342.6
Net income (loss)	55.1	(463.9)	132.4	124.5
At Interim Term- (Year-) End:				
Total stockholders' equity	¥ 2,690.0	¥ 2,912.6	¥ 4,013.0	¥ 4,012.9
Total assets	104,397.0	108,005.0	119,242.7	102,263.1

Note: Figures for the years ended March 31, 2001 and 2000 are combined figures for Sakura Bank and Sumitomo Bank.



Company Name:	Sumitomo Mitsui Banking Corporation
Business Profile:	Banking
Establishment:	March 1, 1912*
Head Office:	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
President & CEO:	Yoshifumi Nishikawa
Number of Employees: (as of September 30, 2002)	24,650
Network: (as of September 30, 2002)	
Domestic:	1,241 locations**
Branches	576 (including 28 specialized deposit account branches)
Subbranches	99
Agencies	4
Offices handling nonbanking business	7
Automated service centers	555
Overseas:	38 locations
Branches	20
Subbranches	3
Representative offices	15

* Indicates the date that Sumitomo Bank, the surviving entity in the merger that created SMBC, was established

** Excluding the number of ATMs installed at corporate client facilities and convenience stores



SUMITOMO MITSUI CARD COMPANY, LIMITED

Sumitomo Mitsui Card Company, Limited, the new corporate name of The Sumitomo Credit Service Company, Limited from April 2001, offers credit card settlement and financing services utilizing the widespread brand recognition and acceptance of the former Sumitomo VISA Card. With a focus now on settlement over the Internet and the introduction of IC chip-embedded smart cards, Sumitomo Mitsui Card aims to be one of the world's leading credit companies with the highest customer satisfaction.



	Billions of yen			
	Sept. 30, 2002	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2000
For the Interim Term (Year):				
Revenues from credit card operations	¥1,471.5	¥2,813.1	¥2,469.5	¥2,264.3
Operating revenue	59.6	116.5	101.6	96.2
Operating profit	4.8	9.6	14.9	13.6
At Interim Term- (Year-) End:				
Number of cardholders (in thousands)	11,974	11,708	8,464	7,904
Number of merchant outlets (in thousands)	2,621	2,531	2,383	2,243

Company Name:	Sumitomo Mitsui Card Company, Limited
Business Profile:	Credit card services
Establishment:	December 26, 1967
Head Office:	
Tokyo Head Office	5-2-10, Shimbashi, Minato-ku, Tokyo
Osaka Head Office	4-5-15, Imahashi, Chuo-ku, Osaka
President & CEO:	Shigeyoshi Kato
Number of Employees: (as of September 30, 2002)	1,755



SMBC LEASING COMPANY, LIMITED

SMBC Leasing Company, Limited specializes in corporate leasing for customers' large-scale capital investment needs. SMBC Leasing has earned an excellent reputation through providing custom-made solutions to customers by effectively utilizing the Internet. The company combines a broad spectrum of products such as leasing of eco-friendly equipment, Internet leasing and sales-type leasing. Also SMBC Leasing actively promotes its rental business, which mainly handles information machines and equipment such as personal computers, but is also involved in meeting overseas capital investment needs.

In recent years, the blisteringly fast pace of technological progress and the need for companies to improve efficiency have made leasing, from the perspective of corporate management strategy and financial strategy, an indispensable means of financial investment in plant and equipment. SMBC Leasing, as a pioneer and industry leader, seeks to ensure consistently higher levels of quality in the services it provides.



Company Name: SMBC Leasing Company, Limited
Business Profile: Leasing
Establishment: September 2, 1968
Head Office: 3-9-4, Nishishimbashi, Minato-ku, Tokyo
President & CEO: Youhei Shiraga
Number of Employees: 1,072
(as of September 30, 2002)

	Billions of yen			
	Sept. 30, 2002	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2000
For the Interim Term (Year):				
Revenues from leasing operations	¥217.1	¥443.6	¥409.5	¥429.4
Operating revenue	243.0	479.1	469.7	501.7
Operating profit	9.8	17.2	16.1	17.6



The Japan Research Institute, Limited

The Japan Research Institute, Limited is a "knowledge engineering" company, a company that offers comprehensive, highly value-added information services, effectively combining its three functions as information systems integrator, consultant, and think-tank.

As a systems integrator, the institute offers services in IT planning, implementation and outsourcing for a broad range of industries and activities. The institute particularly enjoys a high reputation in the development of financial systems services. It is also active in research of both domestic and foreign economic issues and formation of policy recommendations, as well as consulting in a wide range of fields such as corporate strategies and public administrative reform. In addition, the institute provides analyses and surveys for incubation activities in the creation of new markets and industries. Through these operations, Japan Research Institute offers a clear vision to customers of coming changes in the economic and social environment as well as developments in the IT area.



Company Name: The Japan Research Institute, Limited
Business Profile: Systems engineering, data processing, and management consulting and economic research
Establishment: February 20, 1969
Head Office: 16, Ichibancho, Chiyoda-ku, Tokyo
President & CEO: Shunichi Okuyama
Number of Employees: 2,542
(as of September 30, 2002)

	Billions of yen			
	Sept. 30, 2002	Mar. 31, 2002	Mar. 31, 2001	Mar. 31, 2000
For the Interim Term (Year):				
Operating revenue	¥28.8	¥67.4	¥63.7	¥60.7
Operating profit	1.8	7.5	8.0	7.3

Board of Directors and Corporate Auditors (as of December 2, 2002)

Akishige Okada
Chairman of the Board and Representative Director

Chairman of the Board, Sumitomo Mitsui Banking Corporation (SMBC)

Yoshifumi Nishikawa
President, CEO and Representative Director

President and CEO, SMBC

Masayuki Oku
Senior Managing Director and Representative Director

Hideharu Kadowaki
Senior Managing Director and Representative Director

Michiyoshi Kuriyama
Director

Deputy President, SMBC

Takemasa Tsukamoto
Director

Senior Managing Director, SMBC

Yoshiaki Yamauchi
Director*

Yoichiro Yamakawa
Director*

Hiroshi Kii
Corporate Auditor

Corporate Auditor, SMBC

Toyosaburo Hirano
Corporate Auditor

Corporate Auditor, SMBC

Shoh Nasu
Corporate Auditor**

Katsuya Onishi
Corporate Auditor**

Corporate Auditor, SMBC**

Josei Itoh
Corporate Auditor**

* Outside director
** Outside auditor



SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

FISCAL YEAR 2002 INTERIM FINANCIAL REPORT

April 1 – September 30, 2002

CONTENTS

Topics

Commencement of Trust Services

Sumitomo Mitsui Banking Corporation (SMBC) began offering trust services in October 2002 through its newly established Trust Services Department. Trust businesses for asset securitization have a close connection with the commercial banking business. Having such capabilities within the Bank itself enabled us to meet wide-ranging customers' financial needs even more effectively by providing value-added services.

In addition to monetary claims trusts, we will offer customers other types of trust services, such as money trusts and securities trusts.

SMBC has also concluded agency agreements with The Chuo Mitsui Trust and Banking Company, Limited, Mitsui Asset Trust and Banking Company, Limited, and The Sumitomo Trust & Banking Co., Ltd., making it possible for the Bank to give customers access to the highly specialized fiduciary products and services offered by these institutions, including pension trusts and stock transfer agency services.

Strengthening Alliances with Securities Companies

Recent deregulation in the financial services sector in Japan has made it possible, since October 2002, for securities companies to utilize space within bank branches.

SMBC, by enhancing alliances with securities companies, aims to take advantage of these changes to develop its branches into one-stop financial service centers offering a vast range of products and services. This innovation in branch design will allow SMBC to improve the customer convenience of its services and forge stronger relationships with customers by catering more fully to their asset management needs.

Organizational Revision of SMBC

SMBC implemented an organizational revision in December 2002, as outlined below.

1. Establishment of Asset Restructuring Unit

We established the Asset Restructuring Unit to enable a more effective focus on the restructuring and reengineering of the businesses of SMBC's corporate customers. We integrated existing departments handling related work into the newly established unit, and set up the Planning Department within the unit staffed by specialists in the tools essential for corporate revitalization—such as securitization, debt-equity swaps, and debtor in possession (DIP) financing—as well as professionals with accounting and legal expertise drawn from throughout the Bank. With this organizational reform, we are fulfilling our commitment to the reengineering and restructuring of our corporate customers' businesses. At the same time, we are accelerating the implementation of decisive measures for improving the soundness of our loan portfolio in advance of the introduction of the new BIS guidelines.

2. International Business Promotion Department and China Business Promotion Department

In the Middle Market Banking Unit, the International Business Promotion Department has been expanded and given a sharper focus within the Bank's internal structure. Simultaneously, as part of SMBC's policy of putting greater emphasis on the cultivation of China-related business, a new China Business Promotion Department has been set up to collect information on business conditions in the country and provide services to promote the development of customers' business in the Chinese market.

3. Financial Consulting Department, Consumer Loan Department, and Consumer Finance Department

In the Consumer Banking Unit, the Products and Marketing Department has been replaced by the following three new departments:

- Financial Consulting Department: responsible for advisory services for investment products such as mutual funds, foreign currency deposits, and insurance products
- Consumer Loan Department: responsible for businesses such as mortgage loans
- Consumer Finance Department: responsible for businesses such as personal revolving loans, liquid deposits, and settlement services

In addition to the aforementioned revisions, the founding of Sumitomo Mitsui Financial Group (SMFG), Inc. has prompted a reorganization of auditing functions. With the completion of the merger process that created SMBC, reorganization of IT systems and overall back-office operations has also been implemented.

Merger with WAKASHIO BANK

SMBC and THE WAKASHIO BANK, LTD. have reached a basic agreement to merge on March 17, 2003.

1. Purposes of Merger

Improvement of banking services to small businesses and individuals

Since its establishment, WAKASHIO BANK has concentrated its management resources on local-area-oriented financial services for small businesses and individuals. Through this merger, we aim to combine the unique business model that WAKASHIO BANK has created for itself with SMBC's brand power, capability in the development of sophisticated financial services, nationwide branch network, and management infrastructure such as efficient back-office operations and IT systems. This will enable us to provide banking services tailored to small businesses and individuals—particularly in the Tokyo Metropolitan region—that will feature higher added value and greater customer convenience, and thereby live up to customers' expectations of SMFG as a new financial services complex.

Strengthening financial base through reduction of net unrealized losses on securities

We aim to utilize the surplus resulting from the merger to effectively eliminate unrealized losses on securities. Following this, we will actively sell off stock holdings. These steps will enable us not only to meet equity-holdings restrictions well ahead of the mandatory implementation date for such measures, but also to achieve a sharp reduction in stock-price volatility risk, which has been a significant risk factor in banking operations.

2. The Organizational Structure of the New Bank

A new unit, named the Community Banking Unit, will be established to oversee WAKASHIO BANK's branches and related management, as well as the promotion of its business. The Community Banking Unit will be accorded a high degree of management autonomy within the overall bank, and in dealings with corporate customers of WAKASHIO BANK, full consideration will be given to each client's prior business history with the bank. The unit will also be responsible for furthering the strategic development of local-area-oriented financial services for small businesses and individuals in the community.

Main Points of Merger

Date	March 17, 2003
Trade Name of New Entity	Sumitomo Mitsui Banking Corporation —In Japanese, "Kabushiki-Gaisha Mitsui Sumitomo Ginko" —Surviving entity: THE WAKASHIO BANK, LTD.
Top Management	Chairman of the Board Akishige Okada (current Chairman of the Board at SMBC) President and CEO Yoshifumi Nishikawa (current President and CEO at SMBC)
Head Office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo (current head-office address of SMBC)

Financial Highlights

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six months ended September 30, 2002 and 2001, and year ended March 31, 2002

(Consolidated)

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
For the Interim Term (Year)			
Total income	**¥ 1,765,477**	¥ 1,807,669	¥ 3,809,130
Total expenses	**1,655,128**	1,709,004	4,413,469
Net income (loss)	**55,145**	34,196	(463,887)
At Interim Term- (Year-) End			
Total stockholders' equity	**¥ 2,690,010**	¥ 3,352,163	¥ 2,912,619
Total assets	**104,396,997**	107,502,027	108,005,001
Risk-monitored loans	**6,235,319**	3,782,947	6,484,367
Reserve for possible loan losses	**2,049,472**	1,163,469	2,159,649
Net unrealized gains (losses) on other securities	**(835,048)**	(640,983)	(495,507)
Number of employees	**43,748**	46,165	43,793
Capital ratio (BIS guidelines)	**10.37%**	10.79%	10.45%
ROE	**7.33%**	3.00%	—
Per Share (Yen)			
Stockholders' equity	**¥243.56**	¥359.97	¥282.85
Net income (loss)	**9.67**	6.02	(84.12)
Net income — diluted	**7.01**	6.01	—

Notes: 1. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period. For details, please refer to page 26.
2. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees and temporary staff.
3. Consolidated capital ratio as of September 30, 2002 is calculated on the basis of Tier I capital after deduction of ¥124,000 million, the maximum interim dividends payable to the parent company, SMFG, established on December 2, 2002. Otherwise, the relevant ratio before the deduction is 10.58%.

(Nonconsolidated)

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
For the Interim Term (Year)			
Total income	**¥ 1,242,691**	¥ 1,337,459	¥ 2,818,189
Total expenses	**1,181,733**	1,226,403	3,354,826
Net income (loss)	**44,862**	79,794	(322,852)
(Appendix)			
Gross banking profit (A)	**897,852**	849,274	1,853,515
Banking profit	**556,087**	478,401	678,811
Banking profit (excluding transfer to general reserve for possible loan losses)	**576,651**	515,804	1,183,369
Expenses (excluding nonrecurring losses) (B)	**321,201**	333,470	670,145
Expense ratio (B) / (A)	**35.8%**	39.2%	36.2%
At Interim Term- (Year-) End			
Preferred stock	**650,500**	650,500	650,500
Number of shares issued (Thousands)	**967,000**	967,000	967,000
Common stock	**676,246**	676,246	676,246
Number of shares issued (Thousands)	**5,709,392**	5,709,392	5,709,424
Total stockholders' equity	**¥ 2,998,947**	¥ 3,514,642	¥ 3,196,492
Total assets	**98,900,873**	101,342,107	102,082,581
Deposits	**62,167,751**	67,763,782	67,629,353
Loans and bills discounted	**58,902,641**	61,071,591	59,928,368
Securities	**22,377,416**	19,988,203	20,442,996
Risk-monitored loans	**5,630,903**	3,269,821	5,816,452
Problem assets based on the Financial Reconstruction Law	**5,703,086**	3,326,878	5,900,043
Reserve for possible loan losses	**1,872,641**	1,008,891	1,971,849
Net unrealized gains (losses) on other securities	**(818,599)**	(689,542)	(481,654)
Number of employees	**21,940**	23,601	22,464
Capital ratio (BIS guidelines)	**11.52%**	11.53%	11.50%
ROE	**4.98%**	6.80%	—
Per Share (Yen)			
Stockholders' equity	**¥297.44**	¥387.72	¥332.02
Dividends:			
Common stock	**(Max.) 19.17**	—	4.00
Preferred stock (First series Type 1)	**(Max.) 10.50**	—	10.50
Preferred stock (Second series Type 1)	**(Max.) 28.50**	—	28.50
Preferred stock (Type 5)	**(Max.) 13.70**	—	13.70
Net income (loss)	**7.86**	14.03	(59.20)

Notes: 1. Please refer to page 58 for the definition of risk-monitored loan categories and the definition of problem assets based on Financial Reconstruction Law categories.
2. Unrealized gains (losses) on other securities represent the difference between the market prices and acquisition costs (or amortized costs) of "other securities." In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period. For details, please refer to page 30.
3. Number of employees has been reported on the basis of full-time workers. Number of employees includes locally hired overseas staff members but excludes contract employees, temporary staff, and executive officers who are not also Board members.
4. Interim dividends for fiscal 2002 will be paid to stockholders and registered pledgees on the register on December 31, 2002. The maximum payable amounts represent in the table above, and the actual amounts and other details will be decided at a meeting of Board of Directors to be held after January 2003.
5. Nonconsolidated capital ratio as of September 30, 2002 is calculated on the basis of Tier I capital after deduction of ¥124,000 million, the maximum interim dividends payable to the parent company, SMFG, established on December 2, 2002. Otherwise, the relevant ratio before the deduction is 11.73%.

Progress Report on the Plan for Strengthening the Financial Base of the Bank

The preferred stock in Sumitomo Mitsui Banking Corporation (SMBC) held by the Japanese government was exchanged for preferred stock in Sumitomo Mitsui Financial Group (SMFG), Inc. at the rate of one SMFG share for 1,000 SMBC shares upon the establishment of SMFG via a stock transfer as the holding company for SMBC. No substantive amendments were made to the terms and conditions of issuance of the shares.

SMBC has been raising its competitiveness and profitability through restructuring and rationalization based on the Plan for Strengthening the Financial Base of the Bank. The Plan was originally drafted in March 1999, when SMBC's two founding banks accepted infusions of public funds through subscriptions to preferred stock.

Coping with Net Loss Posted for Fiscal 2001

As a result of aggressive steps taken in fiscal 2001, the year ended March 31, 2002, to dispose of nonperforming assets on a nonconsolidated basis, the total credit cost (including transfer to the general reserve for possible loan losses) amounted to ¥1,543.1 billion, far exceeding the initial projection. Consequently, a substantial net loss of ¥322.8 billion was posted for the term, as compared with the initial net income target of ¥210.0 billion.

To confront this issue, we intend to increase retained earnings so as to secure a level of surplus funds sufficient to allow the repayment of public funds (redemption of preferred stock). We will achieve this by placing greater restrictions on payouts and through cost reductions such as further workforce streamlining and accelerated branch consolidation.

Business Performance

Business performance for the first half of fiscal 2002, the six months ended September 30, 2002, was as follows.

Gross banking profit on a nonconsolidated basis came to ¥897.9 billion, an increase of ¥48.6 billion year-on-year. The two main factors were an increase in net fees and commissions—principally from investment banking services such as loan syndication and corporate bond trustee services through private placements—and an increase in net other operating income from investment in Japanese government bonds and U.S. Treasuries. The latter increase was due to our accurate forecasting of fluctuations in market prices and interest rates. Combined, these increases counterbalanced a decline in net interest income owing to a decrease in dividends received from subsidiaries.

We successfully reduced expenses further through the continued downsizing of our workforce, the integration of overlapping branches, and the streamlining of back-office functions. As a result of these measures, total expenses came to ¥321.2 billion, while banking profit (excluding transfer to the general reserve for possible loan losses) amounted to ¥576.7 billion and net income to ¥44.9 billion.

Reduction in expenses, workforce, and number of domestic branches

Expenses


(Billions of yen)
750
700
650
600
550
728.0
715.0
690.0
680.0
670.1
650.0
625.0
600.0
Initial plan
Actual figures and estimates
FY2001
FY2002
FY2003
FY2004

Note: Figures for the FY2002-2004 represent projected results.

Employees (March 31)


(Persons)
28,000
26,000
24,000
22,000
20,000
26,200
25,027
24,800
23,500
23,200
23,200
22,100
20,600
Initial plan
Actual figures and estimates
2002
2003
2004
2005

Note: Figures for the years 2003-2005 represent projected results.

Domestic branches (March 31)


(Branches)
650
550
450
350
573
564
513
470
470
401
401
401
Initial plan
Actual figures and estimates
2002
2003
2004
2005

Note: Figures for the years 2003-2005 represent projected results.

Asset Quality

SMBC provides information about the status of its assets in three different ways. First, we conduct self-assessment to calculate appropriate write-offs and reserves by classifying borrowers according to their financial soundness. Second, disclosure based on "The Law Concerning Measures for the Reconstruction of the Functions of the Financial System" (the Financial Reconstruction Law) is used to classify problem assets. (Note: Disclosure on the basis of the Financial Reconstruction Law is related to self-assessment in terms of borrower category.) Third, we disclose the value of Risk-Monitored Loans based on the Banking Law, which excludes non-loan assets such as foreign exchange, accrued interest, and suspense payments.

Disposal of Problem Assets for the First Half of Fiscal 2002

SMBC makes appropriate write-offs and reserves based on semi-annual self-assessments conducted in compliance with the *Financial Inspection Manual* prepared by the Financial Services Agency and the *Practical Guideline* published by the Japanese Institute of Certified Public Accountants.

At SMBC, the disposal of problem assets is our most urgent management issue in light of the challenging economic environment the Bank continues to face. In strict accordance with government policies for off-balancing, during the first half of fiscal 2002, the six months ended September 30, 2002, we accelerated the process of reorganizing and restructuring problematic corporate borrower companies with large exposures.

As a result, on a nonconsolidated basis, the Bank's total credit cost—a category including the transfer to general reserve for possible loan losses—amounted to ¥266.3 billion, bringing the total reserve for possible loan losses to ¥1,872.6 billion.*

On a consolidated basis, total credit cost stood at ¥318.6 billion, with the total reserve for possible loan losses at ¥2,049.5 billion.**

* All Classification IV assets are basically directly written off using the direct reduction method even if the assets were not classified as tax-free write-offs. The amount of direct reduction totaled ¥1,398.8 billion.

** The amount of direct reduction totaled ¥1,768.0 billion.

❑ Self-Assessment

Self-assessment is a preparatory task prior to calculating the appropriate level of write-offs and reserves to ensure the Bank's asset quality. Each asset is assessed individually for its security and verity. Depending on its current condition, each borrower is assigned to one of five categories: Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, or Bankrupt Borrowers. The risk of default and noncollection and the risk of asset devaluation are then assessed on a scale from I to IV. As part of our efforts to bolster risk management throughout the Group, our consolidated subsidiaries, in principle, employ the same standards.

Borrower Categories, Defined

Normal Borrowers	Borrowers with good business performance and in good financial standing without identified problems
Borrowers Requiring Caution	Borrowers identified for close monitoring
Potentially Bankrupt Borrowers	Borrowers perceived to have a high risk of falling into bankruptcy
Effectively Bankrupt Borrowers	Borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt
Bankrupt Borrowers	Borrowers that have been legally or formally declared bankrupt

Asset Classifications, Defined

Classification I	Assets not classified under Classifications II, III, or IV
Classification II	Assets perceived to have an above-average risk of noncollectibility
Classification III	Assets for which final collection or asset value is very doubtful and which pose a high risk of incurring a loss
Classification IV	Assets assessed as uncollectible or worthless

■ Credit Cost (Nonconsolidated; six months ended September 30, 2002)

(Billions of yen)

Credit cost	¥ 245.7
Write-off of loans	88.9
Transfer to specific reserve	140.6
Transfer to reserve for losses on loans sold	7.1
Losses on loans sold to CCPC	3.0
Losses on sale of delinquent loans	10.0
Transfer to loan loss reserve for specific overseas countries	(3.9)
Transfer to general reserve for possible loan losses	20.6
Total credit cost	¥ 266.3
Reserve for possible loan losses	¥1,872.6
Amount of direct reduction	¥1,398.8

■ Credit Cost (Consolidated; six months ended September 30, 2002)

(Billions of yen)

Total credit cost	¥ 318.6
Reserve for possible loan losses	¥2,049.5
Amount of direct reduction	¥1,768.0

■ Reserve for Possible Loan Losses (September 30, 2002)

(Billions of yen)

	Nonconsolidated	Consolidated
Reserve for possible loan losses (a)	¥1,872.6	¥2,049.5
General reserve	892.9	946.7
Specific reserve	968.2	1,091.3
Loan loss reserve for specific overseas countries	11.5	11.5
Risk-monitored loans (b)	¥5,630.9	¥6,235.3
Reserve ratio (a) / (b)	33.3%	32.9%

❑ Write-Offs and Reserves Assessments

Under self-assessment, each borrower is evaluated and assigned to one of five categories—Normal Borrowers, Borrowers Requiring Caution, Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, or Bankrupt Borrowers—and standards for write-offs and reserves are applied to each category.

Self-Assessment Borrower Categories	Standards for Write-Offs and Reserves
Normal Borrowers	Amounts are recorded as general reserves in proportion to the expected losses over the next 12 months based on the actual past bankruptcy rate for each category.
Borrowers Requiring Caution	These assets are divided into groups according to the risk of default. Amounts are recorded as general reserves in proportion to the expected losses based on the actual past bankruptcy rate for each group. The groups are "substandard borrowers" and "other." The latter group is further divided according to credit situation, etc.
Potentially Bankrupt Borrowers	The Bank sets specific reserves for possible loan losses on the portion of Classification III assets (calculated for each borrower) not secured by collateral, guarantee, or other means.
Effectively Bankrupt/Bankrupt Borrowers	Of each borrower's assets classified as Classification III or IV assets, in principle, the Bank writes off the full amount of Classification IV assets (deemed to be uncollectible or of no value) and sets aside specific reserves for possible loan losses against the full amount of Classification III assets.

As part of our overall measures to strengthen risk management throughout the Group, all consolidated subsidiaries, in principle, use the same standards as the parent Bank for write-offs and reserves.

Disclosure of Problem Assets

1. Problem Assets Based on the Financial Reconstruction Law

Under the Financial Reconstruction Law, assets are assessed and classified into four categories: Bankrupt and Quasi-Bankrupt Assets, Doubtful Assets, Substandard Loans, and Normal Assets.

On a nonconsolidated basis, the total value of assets in all categories other than Normal Assets amounted to ¥5,703.1 billion as of September 30, 2002. A decline was noted in the Bank's Doubtful Assets compared with March 31, 2002, thanks to progress made on the off-balancing of problem assets as well as reorganization and restructuring of borrower companies. However, Substandard Loans increased during the same period, a result due partly to strict application of the restructured loan category for each loan and a portion of borrowers remaining in the same borrower category after business reorganization and restructuring. As a result, the Bank recorded a first-half reduction in disclosed assets of ¥196.9 billion.

On a consolidated basis, the total value of assets in all categories other than Normal Assets amounted to ¥6,316.5 billion.

■ Problem Assets Based on the Financial Reconstruction Law (September 30, 2002)

(Billions of yen)

	Nonconsolidated	Compared with March 31, 2002	Consolidated
Bankrupt and quasi-bankrupt assets	¥ 514.8	¥ 21.3	¥ 653.3
Doubtful assets	2,541.4	(428.8)	2,785.0
Substandard loans	2,646.9	210.6	2,878.2
Subtotal	¥ 5,703.1	¥ (196.9)	¥ 6,316.5
Normal assets	59,534.5	(1,024.4)	60,899.2
Total	¥65,237.6	¥(1,221.3)	¥67,215.7
Amount of direct reduction	¥ 1,398.8		¥ 1,768.0

■ Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves (Nonconsolidated; September 30, 2002)

(Billions of yen)

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law	Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets (1) ¥514.8	Portion of claims secured by collateral or guarantees, etc. (4) ¥494.9		Fully reserved ¥19.9	Direct write-offs (Note 1)	Specific reserve ¥24.0 (Note 2)	100% (Note 3)
Potentially Bankrupt Borrowers	Doubtful assets (2) ¥2,541.4	Portion of claims secured by collateral or guarantees, etc. (5) ¥1,241.2		Necessary amount reserved ¥1,300.2		Specific reserve ¥944.2 (Note 2)	72.6% (Note 3)
Borrowers Requiring Caution	Substandard loans (3) ¥2,646.9 (Claims to substandard borrowers)	Portion of substandard loans secured by collateral or guarantees, etc. (6) ¥1,213.6				General reserve for substandard loans ¥311.8	21.8% (Note 3); 13.9% (Note 3)
		Claims to borrowers requiring caution, excluding claims to substandard borrowers				General reserve	5.3% [10.1%] (Note 4)
Normal Borrowers	Normal assets ¥59,534.5	Claims to normal borrowers				General reserve ¥892.9	0.2% (Note 4)
		Loan loss reserve for specific overseas countries				¥11.5	
	Total ¥65,237.6	Total reserve for possible loan losses				¥1,872.6	
		(B) Specific reserve + General reserve for substandard loans				¥1,280.0	Reserve ratio (Note 5) (B) / (D) 46.5%
	(A)=(1)+(2)+(3) ¥5,703.1	Portion secured by collateral or guarantees, etc. (C)=(4)+(5)+(6) ¥2,949.7		Unsecured portion (D)=(A)-(C)		¥2,753.4	
				Coverage ratio [(B)+(C)] / (A)			74.2%

Notes: 1. Includes amount of direct reduction totaling ¥1,398.8 billion.

2. Includes reserves for assets that are not subject to disclosure under the Financial Reconstruction Law disclosure standards. (Bankrupt/Effectively Bankrupt Borrowers: ¥4.1 billion; Potentially Bankrupt Borrowers: ¥12.5 billion)

3. Reserve ratios for claims to Bankrupt/Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers, and Borrowers Requiring Caution: The proportion of each category's total unsecured claims covered by reserve for possible loan losses.

4. Reserve ratios for claims to Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers): The proportion of each category's total claims covered by reserve for possible loan losses. The reserve ratio of unsecured claims to Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

5. Reserve ratio = (Specific reserve + General reserve for substandard loans) ÷ (Bankrupt and quasi-bankrupt assets + Doubtful assets + Substandard loans − Portion secured by collateral, guarantee, etc.)

Classification of Problem Assets Based on the Financial Reconstruction Law

Bankrupt and Quasi-Bankrupt Assets	This category is defined as the sum of assets to Bankrupt Borrowers and Effectively Bankrupt Borrowers as categorized by self-assessment, excluding Classification IV assets, which are fully written off. Classification III assets are fully covered by reserves, and Classification I and II assets, the collectible portion, are secured by collateral or guarantees, etc.
Doubtful Assets	This category is defined as the assets to Potentially Bankrupt Borrowers under self-assessment. Specific reserves are set aside for Classification III assets, and Classification I and II assets, the collectible portion, are secured by collateral or guarantees, etc.
Substandard Loans	This category is defined as the sum of the loans extended to Borrowers Requiring Caution under self-assessment. This category includes past due loans (three months or more) and restructured loans.
Normal Assets	This category is defined as the sum, as of the term-end, of loans, securities lending, foreign exchange, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees that are not included in the other three categories.

2. Risk-Monitored Loans

In addition to the disclosure of problem assets in accordance with the Financial Reconstruction Law, we separately disclose the balance of Risk-Monitored Loans in accordance with the Banking Law. On a nonconsolidated basis, Risk-Monitored Loans amounted to ¥5,630.9 billion as of September 30, 2002, a ¥185.5 billion decrease compared with March 31, 2002. On a consolidated basis, Risk-Monitored Loans amounted to ¥6,235.3 billion.

■ Risk-Monitored Loans (September 30, 2002)

(Billions of yen)

	Nonconsolidated	Ratio to total loans	Compared with March 31, 2002	Consolidated	Ratio to total loans	Compared with March 31, 2002
Bankrupt loans	¥ 217.9	0.4%	¥ 22.2	¥ 249.9	0.4%	¥ 22.4
Non-accrual loans	2,766.1	4.7	(418.3)	3,116.4	5.0	(483.3)
Past due loans (3 months or more)	95.5	0.2	3.2	109.4	0.2	6.6
Restructured loans	2,551.4	4.3	207.4	2,759.6	4.4	205.3
Total	¥5,630.9	9.6%	¥(185.5)	¥6,235.3	10.0%	¥(249.0)
Amount of direct reduction	¥1,365.5			¥1,712.2		

❑ Problem Assets Based on the Financial Reconstruction Law, and Risk-Monitored Loans

Category of borrowers under self-assessment	Problem assets based on the Financial Reconstruction Law: Total loans	Problem assets based on the Financial Reconstruction Law: Other assets	Risk-monitored loans: Total loans	Other assets
Bankrupt Borrowers	Bankrupt and quasi-bankrupt assets		Bankrupt loans	(C)
Effectively Bankrupt Borrowers			Non-accrual loans	
Potentially Bankrupt Borrowers	Doubtful assets			
Borrowers Requiring Caution	Substandard loans		Past due loans (3 months or more)	
			Restructured loans	
Normal Borrowers	(Normal assets)			
	(A)		− (B)	= (C)

The disclosure of Risk-Monitored Loans corresponds exactly to the disclosure of problem assets based on the Financial Reconstruction Law, except for such non-loan assets as securities lending, foreign exchange, accrued interest, suspense payments, and customers' liabilities for acceptances and guarantees, which are not included in the Risk-Monitored Loans category.

Since overdue interest from borrowers classified under self-assessment as Potentially Bankrupt Borrowers, Effectively Bankrupt Borrowers, and Bankrupt Borrowers is, as a rule, not recorded as accrued interest, the amount is not included in the problem assets disclosed on the basis of the Financial Reconstruction Law.

■ Problem Assets, by Domicile of Borrowers (Nonconsolidated; September 30, 2002)

(Billions of yen)

	Financial Reconstruction Law Basis	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥5,508.4	96.6%	¥5,453.9	96.9%
Overseas	194.7	3.4	177.0	3.1
Asia	91.5	1.6	86.2	1.5
Indonesia	32.2	0.6	32.2	0.5
Hong Kong	11.8	0.2	11.5	0.2
India	7.2	0.1	5.4	0.1
China	4.8	0.1	4.8	0.1
Others	35.5	0.6	32.3	0.6
North America	43.3	0.8	37.3	0.7
Central and South America	8.1	0.1	1.7	0.0
Western Europe	48.4	0.8	48.4	0.9
Eastern Europe	3.4	0.1	3.4	0.0
Total	¥5,703.1	100.0%	¥5,630.9	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions. The above countries and areas are categorized by the obligor's domicile.

■ Problem Assets, by Type of Borrowers (Nonconsolidated; September 30, 2002)

(Billions of yen)

	Financial Reconstruction Law Basis	Percentage	Risk-Monitored Loans	Percentage
Domestic	¥5,508.4	96.6%	¥5,453.9	96.9%
Manufacturing	285.5	5.0	283.1	5.0
Agriculture, forestry, fishery and mining	5.7	0.1	5.6	0.1
Construction	1,100.2	19.3	1,083.3	19.3
Wholesale and retail	653.3	11.4	644.6	11.5
Finance and insurance	154.2	2.7	151.9	2.7
Real estate	1,988.8	34.9	1,983.3	35.2
Transportation, communications, and other public enterprises	61.0	1.1	61.0	1.1
Services	970.2	17.0	963.1	17.1
Municipalities	—	—	—	—
Others	289.5	5.1	278.0	4.9
Overseas	¥ 194.7	3.4%	¥ 177.0	3.1%
Public sector	11.6	0.2	11.6	0.2
Financial institutions	2.3	0.0	2.3	0.0
Commerce and industry	180.8	3.2	163.1	2.9
Others	—	—	—	—
Total	¥5,703.1	100.0%	¥5,630.9	100.0%

Note: "Domestic" means the total for domestic branches, excluding the special account for international financial transactions. "Overseas" means the total for overseas branches, including the special account for international financial transactions.

Off-Balancing Problem Assets

Under the provisions of the Emergency Economic Package enacted in April 2001, we are publishing the results of measures taken for the off-balancing of problem assets, as well as the amount of assets that were newly classified as Bankrupt and Quasi-Bankrupt Assets or Doubtful Assets.

The Bank is firmly committed to dealing effectively with the issue of off-balancing problem assets. While claims of ¥545.7 billion were newly classified as Bankrupt and Quasi-Bankrupt Assets, and Doubtful Assets during the first half of fiscal 2002, SMBC off-balanced ¥953.2 billion in problem assets during the same period.

■ Term-End Balance of Bankrupt and Quasi-Bankrupt Assets, and Doubtful Assets (Nonconsolidated)

(Billions of yen)

	September 30, 2000	March 31, 2001	September 30, 2001	March 31, 2002	Off-balanced during first half of fiscal 2002	September 30, 2002
(1) Problem assets existing prior to and during the first half of fiscal 2000						
Bankrupt and quasi-bankrupt assets	¥ 621.7	¥ 472.7	¥ 376.9	¥ 281.1		¥ 238.2
Doubtful assets	2,567.9	1,353.1	1,049.2	843.4		656.9
Total	¥3,189.6 ①	¥1,825.8	¥1,426.1	¥1,124.5	¥(229.4)	¥ 895.1 ②
Total sum of off-balanced assets (②-①)						¥(2,294.5)
Total sum of assets for which measures regarded as off-balancing implemented (Note 1)						(165.5)
Total						¥(2,460.0)
(2) Problem assets classified during the second half of fiscal 2000						
Bankrupt and quasi-bankrupt assets		¥ 117.2	¥ 141.6	¥ 57.3		¥ 52.0
Doubtful assets		590.1	268.7	144.2		111.8
Total		¥ 707.3 ③	¥ 410.3	¥ 201.5	¥ (37.7)	¥ 163.8 ④
Total sum of off-balanced assets (④-③)						¥ (543.5)
Total sum of assets for which measures regarded as off-balancing implemented (Note 1)						(46.8)
Total						¥ (590.3)
(3) Problem assets classified during the first half of fiscal 2001						
Bankrupt and quasi-bankrupt assets			¥ 55.5	¥ 76.0		¥ 65.2
Doubtful assets			327.8	233.2		160.1
Total			¥ 383.3 ⑤	¥ 309.2	¥ (83.9)	¥ 225.3 ⑥
Total sum of off-balanced assets (⑥-⑤)						¥ (158.0)
Total sum of assets for which measures regarded as off-balancing implemented (Note 1)						(57.2)
Total						¥ (215.2)
(4) Problem assets classified during the second half of fiscal 2001						
Bankrupt and quasi-bankrupt assets				¥ 79.1		¥ 96.1
Doubtful assets				1,749.4		1,130.2
Total				¥1,828.5 ⑦	¥(602.2)	¥ 1,226.3 ⑧
Total sum of off-balanced assets (⑧-⑦)						¥ (602.2)
Total sum of assets for which measures regarded as off-balancing implemented (Note 1)						(97.2)
Total						¥ (699.4)
(5) Problem assets newly classified during the first half of fiscal 2002						
Bankrupt and quasi-bankrupt assets						¥ 63.3
Doubtful assets						482.4
Total						¥ 545.7
Total sum of assets for which measures regarded as off-balancing implemented (Note 1)						¥ (59.0)
Total((1)+(2)+(3)+(4)+(5))						
Bankrupt and quasi-bankrupt assets	¥ 621.7	¥ 589.9	¥ 574.0	¥ 493.5		¥ 514.8
Doubtful assets	2,567.9	1,943.1	1,645.7	2,970.2		2,541.4
Total	¥3,189.6	¥2,533.0	¥2,219.7	¥3,463.7	¥(953.2)	¥ 3,056.2

■ Breakdown of Off-Balancing (Nonconsolidated; September 30, 2002)

	Off-balanced during first half of fiscal 2002
Disposition by borrowers' liquidation (Note 2)	¥ (3.0)
Reconstructive disposition (Note 3)	(135.7)
Improvement in debtors' performance due to reconstructive disposition	(203.4)
Loan sales to market	(184.3)
Direct write-offs	18.8
Others	(445.6)
Collection/repayment, etc.	(174.1)
Improvement in debtors' performance	(271.5)
Total	¥(953.2)

Notes: 1. "Measures regarded as off-balancing" refers to claims of borrowers under legal and quasi-legal action, the splitting of corporate borrowers into "financially sound" and "financially unsound" companies, the direct reduction of smaller consumer and middle-market customer assets and placement of assets in trust with The Resolution and Collection Corporation (RCC), with the aim of corporate rehabilitation.

2. "Disposition by borrowers' liquidation" refers to the abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

3. "Reconstructive disposition" refers to the abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition, and arrangement), loan forgiveness involving special mediation or other types of civil mediation, or loan forgiveness for restructuring involving a private reorganization.

Business Unit Accomplishments and Goals

Consumer Banking Unit

The Consumer Banking Unit aims to create a new de facto standard in consumer banking through a business model focused on consulting services and improving the earnings structure of its payment and settlement services.

■ Consumer Banking Unit Service Network

Frontline operations are positioned in line with our main customer segments—asset building, asset management, and private banking. Our Block Consumer Business Offices, branch network, Consumer Loan Promotion Offices, and Call Centers provide the most appropriate channels and processes for satisfying the needs of each customer.

The Bank assigns highly skilled financial consultants to assist customers in our asset management segment seeking sophisticated, objective investment advice. These financial consultants offer tailor-made solutions for comprehensive management of each customer's assets and debts. As of September 30, 2002, Sumitomo Mitsui Banking Corporation (SMBC) had established a network of 64 Asset Management Plazas as the main channel for the services our financial consultants offer to clients.

For those customers in the asset-building segment, specially trained professionals at our Money-Lifestyle Consulting Desks (MC Desks) offer financial advice geared to each individual's stage of life and lifestyle. The Bank had established 263 MC Desks as of September 30, 2002, an increase of 23 during the first half of fiscal 2002, the six months ended September 30, 2002. Located at selected branches, MC Desks are a one-stop source for financial counseling as well as investment and loan vehicles, including investment trusts and foreign currency deposits, and such loan products as mortgages and loans for home renovation and other needs.

■ Expanding Lineup of Products and Services

SMBC's customers come from all walks of life, and our consumer banking operations offer unique, value-added products and individually tailored services designed to meet their needs at every stage of their lives.

During the first half of fiscal 2002, we began offering a new low-interest mortgage loan product for newly built housing. While maintaining stringent credit screening standards, in August, we further expanded our capacity to take risks by carrying out a reevaluation of the standards for mortgage loans to meet customers' diverse needs and financial plans.

These measures succeeded in elevating the balance of housing loans to individuals to ¥11,925.4 billion as of September 30, 2002, a sharp increase of ¥82.7 billion over the figure from one year earlier.

In our popular *One's Direct* online service, for a limited time, we offered fund transfers free of charge for most categories of customers. This campaign brought the cumulative number of transactions since the start of this service to 3.85 million by the end of July 2002, an increase of 50% over the figure from one year earlier. We also launched a unique ordinary deposit product, one that combines a rate of interest payable that varies according to the deposit balance with a special point reward system.

In investment trusts, we launched the sale of a new type of product, available for a limited time only, in which returns are linked to the Nikkei Stock Average, and with a predetermined maximum loss in the event of a stock price decline.

The measures outlined above resulted in a balance of deposits for individual customers totaling ¥30,412.6 billion as of September 30, 2002, of which investment trusts accounted for ¥1,563.8 billion—an amount ranking as one of the highest among Japanese banks. We will continue to offer customers attractive, quick-response solutions to their funding needs.

■ Strategic Transformation of Branch Network

We have been strategically transforming the Bank's branches from centers dedicated mainly to traditional banking operations to value-added financial consultation, marketing and sales bases by reviewing the branch network in terms of market location, nature, and scale to determine the most suitable functions and configuration for enhancing our marketing capabilities.

By continuing to pursue our strategy of consolidating overlapping domestic branches, we will eventually reduce the number of branches from 578 as of the merger in April 2001 to 401.

■ Brand Strategy

The central theme of SMBC's consumer banking operations is "*One's next*," which refers to our goal of helping customers develop the next step of their financial plans according to their stage of life. To implement a detailed brand-building strategy, in fiscal 2002, we began assigning brand managers to all branches. With a brand-value-enhancing strategy that focuses on providing a greater degree of individualized customer attention, we aim to make SMBC the most trusted of Japan's leading banks.

Major Accomplishments

- Established 64 Asset Management Plazas and increased number of MC Desks by 23 to 263 as of end of September 2002
- Launched low-interest mortgage loan for newly built housing, and a number of other unique, new products and services
- Continued strategy of consolidating overlapping branches, with plans to achieve an eventual reduction in the number of branches to 401

Key Goals

- Create de facto standard in consumer banking
  —Establish a more sophisticated consulting business
  —Transform the earnings structure of payment and settlement services
  —Implement further low-cost operations
- Establish SMBC Group as a leading brand to become the most trusted name in consumer banking services

Middle Market Banking Unit

The Middle Market Banking Unit has actively promoted a novel approach in the way the Bank provides small and medium-sized companies with the reliable supply of funds and intermediary services they need. Amid the present dramatic changes in the economic environment, it is now more important than ever that we successfully fulfill this vital banking role.

SMBC will continue to focus its collective resources on firmly reinforcing the SMBC brand through solutions-driven marketing, providing customers with timely, high-quality services suited to their wide-ranging needs.

■ Novel Approach to Banking Relationships

To meet a complex array of needs and create ever-stronger bonds of trust in pursuit of building a fresh and more enriched banking relationship with customers, we have placed special emphasis on the following points:

1. Development of a flexible system that enables us to respond more effectively to customer requirements
2. The need to set interest rates adequately for each loan—taking into account the customer's financial condition and the repayment period—and to explain these matters clearly to customers at the start, as well as to provide advice to customers on improving their financial soundness and business performance
3. Prompt response to loan applications

Under this approach, SMBC operates a nationwide network of Corporate Business Offices and Business Support Offices, providing services for small and medium-sized companies as well as sole proprietorships. While doing so, the Bank continues to focus efforts on the development of a new banking framework, one that allows for a more enterprising, flexible stance with regard to risks. The staff at these offices are proactively marketing our *Business Select Loan*, an unsecured loan product allowing qualified customers to borrow up to ¥50 million with no need for a third-party guarantor, and an extensive lineup of other loan products specially designed for small and medium-sized businesses.

A total of 16,500 of these new loan products, with a value of ¥550 billion, were recorded for the first half of fiscal 2002, the six months ended September 30, 2002.

While the positive effects of a strong advertising campaign were apparent in all of our loan products, *Business Select Loan* clearly benefited most, resulting in 9,600 such loans during the first half of fiscal 2002, for a total loan value of ¥200 billion.

During the first half, loans of various kinds were made to 3,500 companies who were first-time customers of the Bank, with a total loan amount of ¥390 billion. These figures represented year-on-year increases of 1,600 companies and ¥110 billion, respectively.

As we move forward in the second half of fiscal 2002 sharing with customers the details of our novel approach to banking relationships, we will continue to make active efforts to satisfy their funding needs.

■ Promotion of Solutions Business

With the goal of becoming our customers' "first bank of choice," experts at each of our Corporate Business Offices and specialists at Head Office collaborate as a unified team to offer customers timely and sophisticated financial services.

As a result, we were able to meet customer needs in the first half of fiscal 2002 in the fields of domestic exchange transactions and foreign exchange transactions, as well as hedges against fluctuations in interest rates and foreign exchange rates, fund procurement such as loan syndication, and support for business reorganization.

We have had considerable success in communicating to customers the advantages of loan syndication as a means of fund procurement. Consequently, the number of syndicated loans in the first half of fiscal 2002 approached the full-term figure for the previous business year.

In the second half of the current term, we will continue our promotion of loan syndication, while meeting customers' diverse securitization needs through the assignment of specialists at our Corporate Business Offices. We will also push ahead with building an organizational system capable of effectively responding to the M&A needs of our customers.

We intend to further enhance our capabilities in value-added services for companies establishing a presence in overseas markets, notably China. This is one more way in which we are confident of firmly reinforcing the SMBC brand among customers through solutions-driven marketing.

Major Accomplishments

- Promoted loan products specifically tailored to suit the requirements of small and medium-sized corporate customers; among these products, *Business Select Loan* was especially well received
- Marketed various syndicated loans, which proved popular with customers, as part of the strategy to offer a wider variety of reliable funding methods

Key Goals

- Effect an improvement in customers' financial condition—particularly as reflected in their balance sheets—with focus on promoting an array of securitization instruments
- Further strengthen our organizational ability to offer M&A solutions to customers' corporate reorganization needs
- Provide specialist information and know-how services to corporate customers establishing a presence in China and other overseas markets

Corporate Banking Unit

With the formation of SMBC in April 2001, the Corporate Banking Unit focused on establishing a single point of contact for all corporate customers. To effectively address various problems that arose in the first year of operations, the Corporate Banking Unit carried out a thorough review of its front-office organization during the first half of fiscal 2002, the six months ended September 30, 2002.

With the full integration of core computer systems at the end of July 2002, operational barriers between the two founding banks were completely removed and a unified marketing organization was established. This has enabled us to focus more fully on the solutions business in marketing operations and allowed us to strengthen our capabilities in maximizing customers' corporate value.

Major Accomplishments

- Reorganized front-office organization
  —Optimally upgraded to maximize synergies and raised overall efficiency of front-office operations
- Strengthened solutions design and proposal capabilities to maximize customers' corporate value
  —Provided business management solutions centered on review and redesign of customers' business portfolios, and financial solutions centered on balance sheet management to optimize customers' net worth
- Implemented rigorous risk-return analysis
  —Grounded earnings strategies in rigorous risk-return analysis, realizing more efficient asset management; simultaneously focused on the provision of solutions that reduced the level of credit risk held by customers

Key Goals

- Strengthen our liaison with the Investment Banking Unit and Daiwa Securities SMBC Co. Ltd., and make full use of the enhanced capabilities of the Financial Solutions Department, to build greater strength in the proposal of solutions and design for business portfolio reorganization and strategies, as well as to improve our financial base
- Promote integrated system for management of transactions by major corporations in Japan and overseas
- Expand indirect financing via the open market through optimal use of our customer portfolio, which includes many companies with high credit ratings

As scheduled, necessary improvements regarding the operating system of the Corporate Banking Unit were completed in the first half of fiscal 2002. The unit will now move to provide even speedier service with a higher level of added value, centered on solutions for corporate restructuring and balance sheet management. We will be focusing our efforts on creating a system for the delivery of optimum solutions to customer corporate groups on a global scale.

Treasury Unit

The Treasury Unit focused efforts on accurately meeting customers' increasingly diverse and sophisticated needs. We improved customer convenience by developing new financial products, more effective computer systems, and more flexible and comprehensive trading operations. Moreover, we secured a higher level of earnings through well-timed positioning to take advantage of market movements.

Major Accomplishments

- Expanded transaction volume through improved customer convenience
  —Start of *i-Deal*, our new Internet dealing system
  —Establishment of Asia Sales Desks, enhancing marketing capabilities in Asia
- Effected dynamic and swift operations by accurately interpreting movements on domestic and foreign markets
  —Sharp rise in earnings on dealing operations from rigorous implementation of foreign currency-denominated asset liability management (ALM)
  —Maintained high level of earnings on yen-based ALM and trading operations

i-Deal

The Treasury Unit introduced *i-Deal*, an easy-to-use online dealing system allowing customers to directly and speedily conclude foreign exchange forward contracts over the Internet from their personal computers. More than just a direct trading channel, *i-Deal* offers many complementary functions to customers—such as more efficient operations and providing extensive market data—that enhance their business in various ways.

Enhanced Marketing Capabilities in Asia

To offer Asian markets the full range of customer support services in funding, foreign exchange, and derivatives, we placed sales desks in Tokyo, Hong Kong, and Singapore. Our customers across the region can rely on us to provide insightful information and advice relating to their particular areas of concern, and these sales desks enhance our ability to promptly handle customer transactions.

Business Performance

Thanks to dynamic and swift decisions in banking and trading operations in response to movements on both domestic and overseas markets, the Treasury Unit posted a sharp increase of more than ¥100 billion in earnings over the corresponding period of the previous year.

Key Goals

- Offer greater customer convenience and speed up growth in transaction volume
- Ensure strict control of all risks by closely monitoring market movements

The Treasury Unit aims to gain the top share of market-based products by providing customers with the best quality services in the industry, and to generate a high but sustainable flow of earnings from trading activities by dynamically managing market positions. While focused on these goals, the Treasury Unit will strengthen operations with careful analysis of market and liquidity risks, taking into consideration the challenging market conditions that Japanese banks currently face.

International Banking Unit

The International Banking Unit provides comprehensive, value-added financial services for domestic and overseas companies operating across international borders. To make this possible, the management are tackling various issues, including the provision of high-quality solutions through close liaison with other business units of the Bank and Group companies, and expansion of our fee-based business into new areas such as international cash management services (CMS) and the custody business, thereby further reducing dependence on asset volume. The management are also rigorously applying a right-sizing policy, and offering financial services tailored to the differing requirements of each overseas market.

Major Accomplishments

- SMBC's custody services awarded "top-class" evaluation three years running* by highly-respected industry periodical *Global Custodian*.
  —SMBC is the only Japanese bank to achieve this distinction.
- Expanded the contract amounts of CMS for multinational companies
  —Tie-ups with leading financial institutions allowed SMBC to offer local currency-based transactions and other comprehensive CMS functions
- Opened Taipei Branch to further strengthen network in Asia
- Provided overseas companies with solutions for establishing presence in Japan through our Global Client Business Department

*Includes years that Sumitomo Bank earned this distinction

Key Goals

- Enhance our team approach backed by close liaison with overseas branches to offer services to multinational companies
- Raise the level of sophistication of our fee-based business in such areas as settlement services and the provision of solutions relating to the reform of the Japanese securities delivery and settlement system
- Focus investment of management resources to create a stronger organizational framework for cultivating our business in China

The International Banking Unit aims to utilize relationships already in place with the Bank's other business units and companies to form strategic alliances with overseas financial institutions, enabling us to satisfy customer needs even more promptly and precisely.

To better respond to the various needs of the region, we will promote the development of an extensive network that will allow us to adapt effectively to the differing conditions in Asia's diverse regional markets. We will also place particular emphasis on the fast-growing Chinese market to meet the needs of Japanese companies establishing a foothold there.

In the Americas and Europe, we are working to further enhance our financial services, as this will also prove vital to establishing an effective business model for the Bank as a whole.

The International Banking Unit will continue its efforts to expand its fee-based business and realize returns commensurate with associated risks, as we build a more efficient operational system and a more effective network of overseas branches.

Investment Banking Unit

The Investment Banking Unit, which provides corporate customers with optimal solutions to financial issues, recorded a number of significant accomplishments during the first half of fiscal 2002, the six months ended September 30, 2002.

During the first half of fiscal 2002, we achieved year-on-year improvements in business performance for all products and services, thanks to the successful development of a range of attractive financial products that met our customers' diverse needs.

We achieved substantial growth in the field of syndicated loan origination and placement, with the number of domestic arrangements increased by 71 to 128 loan agreements, amounting to ¥1,904.5 billion, up ¥580.1 billion over the corresponding period of the previous year.

Our debt securitization services have become popular among a growing number of customers as a result of the development of exceptional products that address the whole range of their needs: these include the pooling of small receivables, revolving credit, and consolidation.

We also strengthened our marketing approach to the full span of our corporate users—ranging from large companies to small and medium-sized enterprises—by providing information more promptly and launching new products. As a result, we made great strides in expanding our business volume in derivative transactions and in trustee services for bond issuance via private placements.

Major Accomplishments

- Broadened loan syndication business scale
  —Increased the amount of syndicated loans originated by SMBC on the domestic market by 43% year-on-year
- Provided comprehensive debt securitization solutions to customers
  —Actively responded to all customer needs regarding pooling of small receivables, revolving credit and consolidation
- Enhanced marketing activities targeting small and medium-sized enterprises
  —Expanded the derivatives business and services for private-placement bonds

Key Goals

- Further enhance ability to offer increasingly more sophisticated financial solutions, drawing on the strengths of Group companies such as Daiwa Securities SMBC
- Maintain focus on expansion of loan syndication and securitization businesses

At the Investment Banking Unit, we will enhance the ability of the entire Group, through companies such as Daiwa Securities SMBC and Sumitomo Mitsui Asset Management Company, Limited—a company launched in December 2002—to offer an even greater variety of invaluable financial services to our customers. We will also continue promoting loan syndication and respond readily to customers' developing debt securitization needs.

International Directory

(as of September 30, 2002)

Asia and Oceania

Branches and Representative Offices

Hong Kong Branch
Shanghai Branch
Tianjin Branch
Guangzhou Branch
Suzhou Branch
General Representative Office in China
Dalian Representative Office
Chongqing Representative Office
Shenyang Representative Office
Taipei Branch
Seoul Branch
Singapore Branch
Labuan Branch
Labuan Branch Kuala Lumpur Marketing Office
Kuala Lumpur Representative Office
Jakarta Representative Office
Ho Chi Minh Representative Office
Yangon Representative Office
Bangkok Branch
Ayudhya Branch
Chonburi Branch
Manila Representative Office
Mumbai Branch
New Delhi Branch

Subsidiaries

Sumitomo Mitsui Finance Australia Limited
PT Bank Sumitomo Mitsui Indonesia
SMBC Metro Investment Corp.
Sakura Finance Asia Limited
Sakura Finance Australia Limited
Sakura Merchant Bank (Singapore) Limited
P.T. Perjahl Leasing Indonesia
China United International Leasing Co., Ltd.
China International Finance Company Limited (Shenzhen)
BSL Leasing Co., Ltd.
Bangkok SMBC Systems Ltd.
SMBC Management Service Co., Ltd.
Bangkok SMBC Consulting Company Limited
SBCS Co., Ltd.
SMSB Co., Ltd.
SMBC Leasing (Singapore) Pte. Ltd.
Sumitomo Mitsui Finance Australia (Securities) Limited
SMBC Leasing (Hong Kong) Limited
SMBC Leasing (Thailand) Co., Ltd.
SMBC Leasing (Guangzhou) Co., Ltd.
SMBC Leasing (Malaysia) Sdn. Bhd.
SMBC Capital Markets Limited Hong Kong Branch

Americas

Branches and Representative Office

New York Branch
Cayman Branch
Los Angeles Branch
San Francisco Branch
Seattle Representative Office

Subsidiaries

Manufacturers Bank
Sumitomo Mitsui Banking Corporation of Canada
Banco Sumitomo Mitsui Brasileiro S.A.
SMBC Capital Markets, Inc.
SMBC Leasing and Finance, Inc.
SMBC Securities, Inc.

Europe, Middle-East and Africa

Branches and Representative Offices

London Branch
Düsseldorf Branch
Brussels Branch
Paris Branch
Madrid Representative Office
Bahrain Representative Office
Tehran Representative Office
Cairo Representative Office
Johannesburg Representative Office

Subsidiaries

Sumitomo Mitsui Finance Dublin Limited
SMBC Capital Markets Limited
SMBC Derivative Products Limited
Sakura Trust International Limited
Sumitomo Finance International plc
Sumitomo Mitsui Finanz (Deutschland) GmbH

SMBC Website


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Financial Section

The following is a summary of the consolidated and nonconsolidated financial results for the six months ended September 30, 2002.

Financial Review (Consolidated)

1. Operating Results

Consolidated results for the first half of fiscal 2002, the year ending March 31, 2003, include the results of 147 consolidated subsidiaries (102 in Japan and 45 overseas) and 38 subsidiaries and affiliates accounted for by the equity method (10 in Japan and 28 overseas).

Consolidated gross profit posted a year-on-year increase of ¥141.7 billion, to ¥1,116.4 billion. Operating profit after adjusting general and administrative expenses, total credit cost, and losses on stocks came to ¥149.9 billion, a year-on-year increase of ¥35.4 billion. Extraordinary losses, income taxes, and minority interests resulted in a net income of ¥55.1 billion, a year-on-year increase of ¥20.9 billion.

Deposits (excluding negotiable certificates of deposit) as of September 30, 2002, stood at ¥61,438.3 billion, a ¥3,547.6 billion decrease from the figure as of March 31, 2002. Negotiable certificates of deposit also decreased by ¥1,815.6 billion to ¥4,846.5 billion.

Loans and bills discounted declined ¥1,092.3 billion over the same period to ¥62,553.3 billion, while securities increased ¥1,956.0 billion to ¥22,650.7 billion.

Total stockholders' equity stood at ¥2,690.0 billion as of September 30, 2002, a ¥222.6 billion decline from the previous fiscal year-end, due to an increase in net unrealized losses on other securities.

Number of Consolidated Subsidiaries, and Subsidiaries and Affiliates Accounted for by the Equity Method

September 30, 2002 and 2001, and March 31, 2002

	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Consolidated subsidiaries	**147**	155	144
Subsidiaries and affiliates accounted for by the equity method	**38**	40	38

Income Summary

Six months ended September 30, 2002 and 2001, and year ended March 31, 2002

	Millions of yen		
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002
Consolidated gross profit	**¥1,116,392**	¥ 974,718	¥2,077,681
Net interest income	**733,944**	674,730	1,449,783
Net fees and commissions	**162,423**	153,547	319,532
Net trading income	**109,816**	73,656	129,432
Net other operating income	**110,208**	72,784	178,932
General and administrative expenses	**¥ (446,103)**	¥(468,382)	¥ (935,553)
Total credit cost	**(318,583)**	(356,690)	(1,703,363)
Write-off of loans	**(122,826)**	(196,816)	(391,923)
Transfer to specific reserve	**(154,913)**	(62,300)	(681,457)
Transfer to general reserve for possible loan losses	**(22,660)**	(62,814)	(527,445)
Others	**(18,182)**	(34,758)	(102,537)
Gains (losses) on stocks	**¥ (197,926)**	¥ (18,895)	¥ (17,808)
Equity in earnings of affiliates	**2,807**	(364)	2,964
Other income (expenses)	**(6,730)**	(15,935)	(4,547)
Operating profit (loss)	**¥ 149,856**	¥ 114,450	¥ (580,628)
Extraordinary gains (losses)	**(39,506)**	(15,785)	(23,710)
Income (loss) before income taxes and minority interests	**110,349**	98,665	(604,338)
Income taxes, current	**(26,700)**	(37,746)	(101,860)
deferred	**(10,333)**	(3,605)	289,305
Minority interests in net income (loss)	**(18,170)**	(23,116)	(46,993)
Net income (loss)	**¥ 55,145**	¥ 34,196	¥ (463,887)
<Reference>			
Consolidated banking profit (Billions of yen)	**¥ 608.6**	¥ 447.8	¥ 991.9

Notes: 1. Consolidated gross profit = (Interest income − Interest expenses) + (Fees and commissions (income) − Fees and commissions (expenses)) + (Trading profits − Trading losses) + (Other operating income − Other operating expenses)

2. Consolidated banking profit = Nonconsolidated banking profit (excluding transfer to general reserve for possible loan losses) + Subsidiaries' operating profit (excluding temporary factors) + Affiliates' operating profit x Ownership ratio − Internal transactions (dividends, etc.)

Assets, Liabilities and Stockholders' Equity

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Assets	**¥104,396,997**	¥107,502,027	¥108,005,001
Loans and bills discounted	**62,553,278**	64,727,609	63,645,586
Securities	**22,650,667**	20,511,560	20,694,632
Liabilities	**100,754,733**	103,181,928	104,108,534
Deposits (excluding negotiable certificates of deposit)	**61,438,332**	60,533,175	64,985,976
Negotiable certificates of deposit	**4,846,529**	11,291,895	6,662,097
Minority interests	**952,253**	967,934	983,847
Stockholders' equity	**2,690,010**	3,352,163	2,912,619

2. Unrealized Gains (Losses) on Securities

Net unrealized losses on securities as of September 30, 2002 were ¥830.9 billion, a ¥332.4 billion increase compared with the figure as of March 31, 2002. Net unrealized losses on other securities (including other money held in trust), changes in which are directly charged to stockholders' equity, amounted to ¥835.5 billion as of September 30, 2002, an increase of ¥336.2 billion over the figure as of March 31, 2002. This increase in unrealized losses on other securities was attributable to a ¥438.0 billion decline in the aggregate market value of stock holdings over the six-month period. This drop in market value reflects Japan's persistent economic stagnation as well as the sluggishness of stock markets against the backdrop of increased economic uncertainty on a global scale.

Unrealized Gains (Losses) on Securities

September 30, 2002, and March 31, 2002

	Millions of yen						
	Sept. 30, 2002				Mar. 31, 2002		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ 4,660**	**¥ 3,768**	**¥ 4,745**	**¥ 85**	¥ 892	¥ 1,262	¥ 370
Other securities	**(835,048)**	**(339,541)**	**243,751**	**1,078,800**	(495,507)	260,042	755,549
Stocks	**(947,255)**	**(437,950)**	**106,545**	**1,053,800**	(509,305)	192,620	701,926
Bonds	**65,542**	**29,083**	**73,526**	**7,983**	36,459	58,810	22,351
Others	**46,664**	**69,325**	**63,680**	**17,015**	(22,661)	8,610	31,271
Other money held in trust	**(467)**	**3,358**	**371**	**838**	(3,825)	135	3,960
Total	**(830,855)**	**(332,415)**	**248,868**	**1,079,724**	(498,440)	261,440	759,881
Stocks	**(947,255)**	**(437,950)**	**106,545**	**1,053,800**	(509,305)	192,620	701,926
Bonds	**69,108**	**32,474**	**77,092**	**7,983**	36,634	59,303	22,669
Others	**47,291**	**73,060**	**65,231**	**17,939**	(25,769)	9,515	35,284

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "deposits with banks" and commercial paper as well as beneficiary claims on loan trusts in "commercial paper and other debt purchased."

2. In principle, the values of stocks are calculated using the average market prices during the final month of the respective reporting period. The values of bonds and others are calculated using market prices at the end of the respective reporting period.

3. "Other securities" and "other money held in trust" are valuated at market prices. Consequently, the figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

3. Consolidated Capital Ratio (BIS Guidelines)

The Bank's consolidated capital ratio (BIS guidelines) as of September 30, 2002 was 10.37%.

Total capital, which constitutes the numerator in the capital ratio calculation equation, was ¥6,533.5 billion as of September 30, 2002, representing a ¥527.4 billion decline from the previous fiscal year-end. This decline resulted from an increase in unrealized losses on other securities and deduction of the maximum interim dividends payable to the parent company, SMFG. On the other hand, risk-adjusted assets, which constitute the denominator in the equation, decreased ¥4,566.8 billion to ¥62,981.2 billion. This decline was mainly attributable to the accelerated disposal of non-performing loans and the sale of stock holdings, in addition to a reduction in less profitable overseas assets and sluggish fund demand in Japan.

Consolidated Capital Ratio (BIS Guidelines)

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Tier I capital (A)	**¥ 3,381,338**	¥ 4,083,690	¥ 3,719,366
Tier II capital (B)	**3,316,197**	3,300,859	3,504,772
Deductions (C)	**(164,081)**	(89,665)	(163,331)
Total capital (D) = (A) + (B) − (C)	**¥ 6,533,454**	¥ 7,294,883	¥ 7,060,807
Risk-adjusted assets (E)	**¥62,981,231**	¥67,557,366	¥67,548,012
Capital ratio (BIS guidelines) = (D) / (E) x 100	**10.37%**	10.79%	10.45%

Note: Consolidated capital ratio as of September 30, 2002 is calculated on the basis of Tier I capital after deduction of ¥124,000 million, the maximum interim dividends payable to the parent company, SMFG, established on December 2, 2002. Otherwise, the relevant ratio before the deduction is 10.58%.

Financial Review (Nonconsolidated)

1. Operating Results

Banking profit (excluding transfer to general reserve for possible loan losses) for the first half of fiscal 2002, the year ending March 31, 2003, increased ¥60.9 billion to ¥576.7 billion year-on-year, as a result of a ¥48.6 billion year-on-year increase to ¥897.9 billion in gross banking profit and a ¥12.3 billion decrease in expenses (excluding nonrecurring losses).

Operating profit, calculated by adjusting banking profit (excluding transfer to general reserve for possible loan losses) for nonrecurring items including total credit cost and losses on stocks, was ¥99.7 billion.

Total credit cost (including transfer to general reserve for possible loan losses) amounted to ¥266.3 billion and losses on stocks totaled ¥191.8 billion.

After deducting extraordinary losses of ¥38.7 billion and income taxes of ¥16.1 billion, net income amounted to ¥44.9 billion, a ¥34.9 billion decrease year-on-year.

2. Income Analysis

Gross Banking Profit

Gross banking profit increased ¥48.6 billion year-on-year to ¥897.9 billion. Gross banking profit from domestic operations increased ¥4.3 billion. Although net interest income declined by ¥19.7 billion due mainly to a decline in dividend income from subsidiaries, net gains on bonds increased by a substantial ¥12.8 billion thanks to appropriate fund operations. Net fees and commissions also increased ¥10.5 billion centered on services in investment banking including loan syndication and corporate bond trustee services through private placement.

Meanwhile, gross banking profit from international operations rose ¥44.3 billion over the corresponding period of the previous fiscal year, largely owing to a ¥33.5 billion increase in gains on U.S. Treasuries that resulted from taking advantage of the decline in U.S. interest rates, and an increase in trading income of ¥32.9 billion. However, interest income decreased by ¥18.8 billion due to a decline in dividends from overseas subsidiaries.

Expenses

Expenses (excluding nonrecurring losses) decreased ¥12.3 billion year-on-year, to ¥321.2 billion. This was mainly attributable to a ¥10.9 billion decline in personnel expenses, largely due to a reduction in the number of employees in addition to a ¥2.3 billion reduction in nonpersonnel expenses due to integration of branches both in Japan and overseas and improved efficiency of marketing channel networks, including ATMs.

Banking Profit

Banking profit (excluding transfer to general reserve for possible loan losses) increased ¥60.9 billion over the corresponding period of the previous fiscal year, to ¥576.7 billion.

Banking Profit

Six months ended September 30, 2002 and 2001, and year ended March 31, 2002

	Millions of yen		
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002
Gross banking profit	**¥897,852**	¥849,274	¥1,853,515
Gross banking profit (excluding gains (losses) on bonds)	**821,460**	819,142	1,786,954
Net interest income	**636,117**	674,574	1,476,512
Net fees and commissions	**85,784**	73,284	165,272
Net trading income	**103,408**	70,906	121,289
Net other operating income	**72,542**	30,509	90,440
Gross domestic banking profit	**620,300**	615,980	1,256,373
Gross international banking profit	**277,552**	233,294	597,141
Transfer to general reserve for possible loan losses	**¥ (20,564)**	¥ (37,402)	¥ (504,558)
Expenses (excluding nonrecurring losses)	**(321,201)**	(333,470)	(670,145)
Personnel expenses	**(129,174)**	(140,090)	(271,788)
Nonpersonnel expenses	**(175,372)**	(177,730)	(366,637)
Taxes	**(16,654)**	(15,649)	(31,719)
Banking profit	**¥556,087**	¥478,401	¥ 678,811
Banking profit (excluding transfer to general reserve for possible loan losses)	**576,651**	515,804	1,183,369
Banking profit (excluding transfer to general reserve for possible loan losses and gains (losses) on bonds)	**500,259**	485,671	1,116,808

<Reference>

Banking Profit, by Business Unit

Six months ended September 30, 2002

	Billions of yen						
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	Total
Banking profit (losses) (excluding transfer to general reserve for possible loan losses)	¥17.8	¥190.4	¥70.1	¥19.7	¥323.2	¥(44.5)	¥576.7
Year-on-year increase (decrease)	6.8	25.1	9.0	3.6	118.1	(101.7)	60.9

Notes: 1. Year-on-year comparisons are those used for internal reporting and exclude changes due to interest rate and foreign exchange rate fluctuations.
2. "Others" consists of (1) dividend income from subsidiaries and affiliates, (2) financing costs on preferred securities and subordinated debt, (3) profit earned on investing the Bank's own capital, and (4) adjustment of inter-unit transactions, etc.

Nonrecurring Losses (Credit Costs, etc.)

Nonrecurring losses amounted to ¥456.4 billion. This was mainly attributable to credit costs of ¥245.7 billion as the main component. (Total credit cost, including transfer to general reserve for possible loan losses, amounted to ¥266.3 billion.) Other factors were net losses on the sale of stock holdings in the amount of ¥16.4 billion, and a ¥175.4 billion unrealized loss on securities under impairment accounting. (Please refer to the "Asset Quality" section beginning on page 14 for more information on problem-loan assets and progress in reducing such loans.)

Operating Profit

As a result of the foregoing, operating profit decreased ¥27.4 billion year-on-year to ¥99.7 billion.

Extraordinary Gains (Losses)

Net extraordinary losses amounted to ¥38.7 billion. The major components of extraordinary losses were a ¥9.6 billion net loss on disposition of premises and equipment and ¥10.1 billion in amortization expenses for transitional obligations on employees' retirement benefits, in addition to extraordinary expenses for branch integration due to the merger and disposal of assets resulting from systems integration.

Net Income

Net income for the first half of fiscal 2002 decreased ¥34.9 billion year-on-year, to ¥44.9 billion. The current portion of income taxes totaled ¥6.8 billion, while the deferred portion was ¥9.3 billion under mark-to-market accounting.

Operating Profit and Net Income

Six months ended September 30, 2002 and 2001, and year ended March 31, 2002

	Millions of yen		
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002
Banking profit (excluding transfer to general reserve for possible loan losses)	**¥576,651**	¥515,804	¥1,183,369
Transfer to general reserve for possible loan losses	**(20,564)**	(37,402)	(504,558)
Banking profit	**¥556,087**	¥478,401	¥ 678,811
Nonrecurring gains (losses)	**(456,393)**	(351,253)	(1,200,917)
Total credit cost	**(266,287)**	(305,437)	(1,543,078)
Write-off of loans	**(88,928)**	(138,692)	(283,895)
Transfer to specific reserve	**(140,640)**	(98,372)	(663,184)
Transfer to reserve for losses on loans sold	**(7,109)**	(23,633)	(37,034)
Losses on loans sold to CCPC	**(3,013)**	(2,159)	(8,363)
Losses on sale of delinquent loans	**(10,006)**	(13,510)	(50,589)
Transfer to loan loss reserve for specific overseas countries	**3,974**	8,332	4,546
Gains (losses) on stocks	**(191,842)**	(52,646)	(130,689)
Gains on sale of stocks	**35,153**	28,221	54,196
Losses on sale of stocks	**(51,543)**	(11,958)	(54,300)
Losses on devaluation of stocks	**(175,452)**	(68,908)	(130,585)
Operating profit (loss)	**¥ 99,694**	¥127,148	¥ (522,106)
Extraordinary gains (losses)	**(38,735)**	(16,092)	(14,531)
Gains (losses) on disposition of premises and equipment	**(9,570)**	(4,596)	(14,201)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	**(10,083)**	(10,083)	(20,167)
Income taxes, current	**(6,787)**	(9,762)	(32,737)
Income taxes, deferred	**(9,308)**	(21,499)	246,522
Net income (loss)	**¥ 44,862**	¥ 79,794	¥ (322,852)

Note: Total credit cost includes transfer to general reserve for possible loan losses.

3. Assets, Liabilities and Stockholders' Equity

Assets

Nonconsolidated bank assets as of September 30, 2002 stood at ¥98,900.9 billion, a ¥3,181.7 billion decrease from the figure as of March 31, 2002. Deposits with banks decreased ¥2,734.2 billion, due mainly to a reduced scale of international operations with the aim of raising the efficiency of foreign currency-denominated fund operations. Loans and bills discounted also decreased by ¥1,025.7 billion, owing to weak corporate loan demand amid the prolonged economic slump and increased efforts by the Bank to collect problem loans.

Liabilities

Liabilities as of September 30, 2002 decreased by ¥2,984.2 billion compared with the figure for March 31, 2002, to ¥95,901.9 billion. This result was mainly attributed to an increase in bills sold of ¥3,334.6 billion and a decline in deposits (excluding negotiable certificates of deposit), negotiable certificates of deposit, call money and commercial paper of ¥3,740.8 billion, ¥1,720.8 billion, ¥1,379.2 billion and ¥1,000.5 billion, respectively.

Stockholders' Equity

Stockholders' equity decreased by ¥197.5 billion over the figure as of March 31, 2002 to ¥2,998.9 billion as of September 30, 2002. One major reason for this decline was a ¥204.8 billion expansion in unrealized losses on other securities, due to a decline in market value of stock holdings against the backdrop of the general sluggishness of Japan's stock markets.

As of September 30, 2002, there were 5,709 million shares of common stock and 967 million shares of preferred stock of the Bank outstanding. Excluding preferred stock, stockholders' equity per share was ¥297.44.

Assets, Liabilities and Stockholders' Equity

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Assets	**¥98,900,873**	¥101,342,107	¥102,082,581
Loans and bills discounted	**58,902,641**	61,071,591	59,928,368
Securities	**22,377,416**	19,988,203	20,442,996
Liabilities	**95,901,925**	97,827,465	98,886,088
Deposits (excluding negotiable certificates of deposit)	**57,311,051**	56,611,281	61,051,813
Negotiable certificates of deposit	**4,856,700**	11,152,501	6,577,539
Stockholders' equity	**2,998,947**	3,514,642	3,196,492

4. Unrealized Gains (Losses) on Securities

Net unrealized losses on securities as of September 30, 2002 amounted to ¥828.3 billion, a ¥343.8 billion increase compared with the figure as of March 31, 2002. Unrealized losses on other securities (including other money held in trust), changes in which are directly charged to stockholders' equity, amounted to ¥819.1 billion, an increase of ¥333.6 billion over the figure as of March 31, 2002. The increase in unrealized losses on other securities was attributable to a ¥432.3 billion decline in the aggregate market value of stock holdings over the six-month period. This drop in market value reflects Japan's persistent economic stagnation as well as the sluggishness of stock markets against the backdrop of increased economic uncertainty on a global scale.

Unrealized Gains (Losses) on Securities

September 30, 2002 and March 31, 2002

	Millions of yen						
	Sept. 30, 2002				Mar. 31, 2002		
	Net unrealized gains (losses) (A)	(A) – (B)	Unrealized gains	Unrealized losses	Net unrealized gains (losses) (B)	Unrealized gains	Unrealized losses
Held-to-maturity securities	**¥ 3,571**	**¥ 2,425**	**¥ 3,655**	**¥ 83**	¥ 1,146	¥ 1,165	¥ 19
Stocks of subsidiaries and affiliates	**(12,769)**	**(12,668)**	**5,830**	**18,599**	(101)	12,740	12,841
Other securities	**(818,599)**	**(336,945)**	**228,470**	**1,047,069**	(481,654)	244,238	725,892
Stocks	**(933,147)**	**(432,250)**	**97,487**	**1,030,634**	(500,897)	180,943	681,841
Bonds	**62,349**	**24,566**	**68,587**	**6,238**	37,783	55,597	17,814
Others	**52,198**	**70,738**	**62,395**	**10,196**	(18,540)	7,696	26,236
Other money held in trust	**(467)**	**3,358**	**371**	**838**	(3,825)	135	3,960
Total	**(828,264)**	**(343,830)**	**238,326**	**1,066,591**	(484,434)	258,279	742,714
Stocks	**(945,917)**	**(444,918)**	**103,317**	**1,049,234**	(500,999)	193,684	694,683
Bonds	**64,856**	**26,642**	**71,095**	**6,238**	38,214	56,029	17,814
Others	**52,795**	**74,445**	**63,914**	**11,118**	(21,650)	8,566	30,216

Notes: 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in "deposits with banks" and commercial paper as well as beneficiary claims on loan trusts in "commercial paper and other debt purchased."

2. The values of stocks excluding stocks of subsidiaries and affiliates are calculated using average market prices during the final month of the respective reporting period. The values of bonds and others are calculated using market prices at the end of the respective reporting period.

3. "Other securities" and "other money held in trust" are valuated at market prices. Consequently, the figures in the table above indicate the differences between the acquisition costs (or amortized costs) and the balance sheet amounts.

Consolidated Interim Balance Sheets (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
September 30, 2002 and 2001, and March 31, 2002

	Millions of yen			Millions of U.S. dollars
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002	**Sept. 30, 2002**
Assets				
Cash and due from banks	**¥ 1,731,413**	¥ 1,764,049	¥ 2,128,742	**$ 14,117**
Deposits with banks	**1,174,238**	3,972,206	3,503,554	**9,574**
Call loans and bills bought	**474,150**	425,289	720,154	**3,866**
Receivables under resale agreements	**82,218**	981,216	793,266	**670**
Receivables under securities borrowing transactions	**2,186,491**	—	—	**17,827**
Commercial paper and other debt purchased	**307,755**	330,214	461,879	**2,509**
Trading assets	**3,442,097**	3,225,015	3,278,105	**28,064**
Money held in trust	**44,106**	63,622	33,860	**360**
Securities	**22,650,667**	20,511,560	20,694,632	**184,677**
Loans and bills discounted	**62,553,278**	64,727,609	63,645,586	**510,015**
Foreign exchanges	**922,640**	644,896	795,755	**7,523**
Other assets	**3,302,344**	4,362,508	6,447,644	**26,925**
Premises and equipment	**1,172,058**	1,414,607	1,207,589	**9,556**
Lease assets	**930,418**	939,746	927,120	**7,586**
Deferred tax assets	**1,999,075**	1,696,347	1,882,464	**16,299**
Deferred tax assets for land revaluation	**726**	—	726	**6**
Goodwill	**19,031**	5,446	18,518	**155**
Customers' liabilities for acceptances and guarantees	**3,453,755**	3,601,158	3,625,047	**28,159**
Reserve for possible loan losses	**(2,049,472)**	(1,163,469)	(2,159,649)	**(16,710)**
Total assets	**¥104,396,997**	¥107,502,027	¥108,005,001	**$851,178**

See accompanying notes to consolidated interim financial statements.

	Millions of yen			Millions of U.S. dollars
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002	Sept. 30, 2002
Liabilities, minority interests and stockholders' equity				
Liabilities				
Deposits	**¥ 66,284,861**	¥ 71,825,070	¥ 71,648,073	**$540,439**
Call money and bills sold	**12,739,570**	8,541,814	10,775,484	**103,869**
Payables under repurchase agreements	**1,946,489**	1,808,365	1,468,504	**15,870**
Payables under securities lending transactions	**3,842,595**	3,906,531	3,174,799	**31,330**
Commercial paper	**185,500**	1,274,071	1,167,500	**1,513**
Trading liabilities	**2,599,491**	2,163,173	2,331,500	**21,195**
Borrowed money	**2,721,278**	2,938,927	2,889,907	**22,187**
Foreign exchanges	**438,643**	251,403	299,610	**3,576**
Bonds	**3,582,598**	3,398,674	3,505,820	**29,210**
Convertible bonds	**—**	1,106	1,106	**—**
Other liabilities	**2,645,968**	2,943,028	2,861,669	**21,573**
Reserve for employee bonuses	**21,216**	22,385	21,606	**173**
Reserve for employee retirement benefits	**148,116**	180,457	147,972	**1,208**
Reserve for possible losses on loans sold	**47,190**	126,538	86,371	**385**
Other reserves	**255**	637	336	**2**
Deferred tax liabilities	**34,507**	53,352	39,206	**281**
Deferred tax liabilities for land revaluation	**62,693**	145,229	64,015	**511**
Acceptances and guarantees	**3,453,755**	3,601,158	3,625,047	**28,160**
Total liabilities	**¥100,754,733**	¥103,181,928	¥104,108,534	**$821,482**
Minority interests	**¥ 952,253**	¥ 967,934	¥ 983,847	**$ 7,764**
Stockholders' equity				
Preferred stock	**¥ 650,500**	¥ 650,500	¥ 650,500	**$ 5,304**
Common stock	**676,246**	676,246	676,246	**5,513**
Capital surplus	**1,683,896**	1,684,361	1,326,758	**13,729**
Retained earnings	**138,823**	541,424	475,357	**1,132**
Land revaluation excess	**117,957**	230,153	121,244	**962**
Net unrealized losses on other securities	**(512,407)**	(394,819)	(304,837)	**(4,178)**
Foreign currency translation adjustments	**(53,754)**	(18,479)	(15,174)	**(438)**
Treasury stock	**(11,250)**	(33)	(283)	**(92)**
Parent bank stock held by subsidiaries	**—**	(17,189)	(17,191)	**—**
Total stockholders' equity	**¥ 2,690,010**	¥ 3,352,163	¥ 2,912,619	**$ 21,932**
Total liabilities, minority interests and stockholders' equity	**¥104,396,997**	¥107,502,027	¥108,005,001	**$851,178**

Consolidated Interim Statements of Income (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six months ended September 30, 2002 and 2001, and year ended March 31, 2002

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002	**Six months ended Sept. 30, 2002**
Income				
Interest income:	**¥ 954,856**	¥1,067,744	¥2,176,685	**$ 7,785**
Interest on loans and discounts	**642,449**	734,419	1,426,139	**5,238**
Interest and dividends on securities	**140,090**	147,883	318,508	**1,142**
Fees and commissions	**204,619**	189,936	387,280	**1,669**
Trading profits	**110,534**	73,656	129,450	**901**
Other operating income	**444,096**	394,199	845,583	**3,621**
Other income	**51,371**	82,132	270,130	**419**
Total income	**¥1,765,477**	¥1,807,669	¥3,809,130	**$14,395**
Expenses				
Interest expenses:	**¥ 220,912**	¥ 393,013	¥ 726,901	**$ 1,801**
Interest on deposits	**88,586**	202,980	347,077	**722**
Fees and commissions	**42,195**	36,388	67,747	**344**
Trading losses	**718**	—	17	**6**
Other operating expenses	**333,888**	321,415	666,651	**2,722**
General and administrative expenses	**446,103**	468,382	935,553	**3,637**
Transfer to reserve for possible loan losses	**173,591**	116,760	1,204,335	**1,416**
Other expenses	**437,719**	373,043	812,261	**3,569**
Total expenses	**¥1,655,128**	¥1,709,004	¥4,413,469	**$13,495**
Income (loss) before income taxes and minority interests	**¥ 110,349**	¥ 98,665	¥ (604,338)	**$ 900**
Income taxes:				
Current	**¥ 26,700**	¥ 37,746	¥ 101,860	**$ 218**
Deferred	**10,333**	3,605	(289,305)	**84**
Minority interests in net income	**18,170**	23,116	46,993	**148**
Net income (loss)	**¥ 55,145**	¥ 34,196	¥ (463,887)	**$ 450**

	Yen			U.S. dollars
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002	**Six months ended Sept. 30, 2002**
Per share data:				
Net income (loss)	**¥9.67**	¥6.02	¥(84.12)	**$0.08**
Net income — diluted	**7.01**	6.01	—	**0.06**

See accompanying notes to consolidated interim financial statements.

Consolidated Interim Statements of Stockholders' Equity (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six months ended September 30, 2002 and year ended March 31, 2002

	Millions of yen								
	Preferred stock	Common stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized losses on other securities	Foreign currency translation adjustments	Other*	Total
Balance at March 31, 2001	¥250,500	¥502,348	¥ 643,080	¥319,924	¥167,613	¥ —	¥(32,171)	¥(14,144)	¥1,837,151
Merger with The Sakura Bank, Limited	400,309	123,542	991,326	296,313	42,690			(42)	1,854,139
Change due to increase/decrease of subsidiaries and affiliates				(96,404)	20,366		(20,939)	(4,555)	(101,533)
Conversion of preferred stock to common stock	(309)	309							—
Conversion of convertible bonds to common stock		50,045	49,954						100,000
Change of effective tax rates and others					(444)				(444)
Cash dividends paid				(11,199)					(11,199)
Transfer from capital surplus to retained earnings			(357,614)	357,614					—
Revaluation of land					(48,848)				(48,848)
Transfer from land revaluation excess to retained earnings				60,132	(60,132)				—
Merger with a subsidiary			11	12,864					12,876
Net loss				(463,887)					(463,887)
Adoption of accounting standards for financial instruments						(304,837)			(304,837)
Change of foreign currency translation adjustments							37,935		37,935
Change of treasury stock and parent bank stock held by subsidiaries								1,267	1,267
Balance at March 31, 2002	650,500	676,246	1,326,758	475,357	121,244	(304,837)	(15,174)	(17,475)	2,912,619
Transfer of land revaluation excess				3,283	(3,283)				—
Change due to increase/decrease of subsidiaries				0					0
Change of effective tax rates and others					(3)				(3)
Cash dividends paid				(37,349)					(37,349)
Net income				55,145					55,145
Change of net unrealized losses on other securities						(207,569)			(207,569)
Change of foreign currency translation adjustments							(38,579)		(38,579)
Change of treasury stock								6,224	6,224
Losses on disposal of treasury stock			(476)						(476)
Change due to change of regulations			357,614	(357,614)					—
Balance at September 30, 2002	¥650,500	¥676,246	¥1,683,896	¥138,823	¥117,957	¥(512,407)	¥(53,754)	¥(11,250)	¥2,690,010

	Millions of U.S. dollars								
	Preferred stock	Common stock	Capital surplus	Retained earnings	Land revaluation excess	Net unrealized losses on other securities	Foreign currency translation adjustments	Other*	Total
Balance at March 31, 2002	$5,304	$5,513	$10,817	$3,876	$989	$(2,486)	$(124)	$(142)	$23,747
Transfer of land revaluation excess				27	(27)				—
Change due to increase/decrease of subsidiaries				0					0
Change of effective tax rates and others					(0)				(0)
Cash dividends paid				(305)					(305)
Net income				450					450
Change of net unrealized losses on other securities						(1,692)			(1,692)
Change of foreign currency translation adjustments							(314)		(314)
Change of treasury stock								50	50
Losses on disposal of treasury stock			(4)						(4)
Change due to change of regulations			2,916	(2,916)					—
Balance at September 30, 2002	$5,304	$5,513	$13,729	$1,132	$962	$(4,178)	$(438)	$ (92)	$21,932

See accompanying notes to consolidated interim financial statements.

* Other includes treasury stock and parent bank stock held by subsidiaries.

Consolidated Interim Statements of Cash Flows (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six months ended September 30, 2002 and 2001, and year ended March 31, 2002

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002	**Six months ended Sept. 30, 2002**
1. Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	**¥ 110,349**	¥ 98,665	¥ (604,338)	**$ 900**
Depreciation of premises, equipment and others	**44,208**	46,712	96,374	**360**
Depreciation of lease assets	**149,071**	153,718	306,044	**1,215**
Amortization of goodwill	**2,773**	1,827	4,806	**23**
Equity in earnings of affiliates	**(2,807)**	364	(2,964)	**(23)**
Net change in reserve for possible loan losses	**(109,670)**	(104,836)	884,174	**(894)**
Net change in reserve for possible losses on loans sold	**(39,180)**	(18,728)	(58,895)	**(319)**
Net change in reserve for employee bonuses	**(402)**	22,385	21,606	**(3)**
Net change in reserve for employee retirement benefits	**147**	(9,984)	(42,469)	**1**
Interest income	**(954,856)**	(1,067,744)	(2,176,685)	**(7,785)**
Interest expenses	**220,912**	393,013	726,901	**1,801**
Net (gains) losses on securities	**107,763**	(17,951)	(64,057)	**879**
Net loss from money held in trust	**3,703**	349	56	**30**
Net exchange (gains) losses	**154,537**	9,313	(160,717)	**1,260**
Net losses from disposition of premises and equipment	**11,034**	8,309	23,052	**90**
Net losses from disposition of lease assets	**2,020**	885	995	**16**
Gain on sale of business operation	**—**	(5,000)	(5,000)	**—**
Net change in trading assets	**(216,670)**	(727,177)	(757,328)	**(1,767)**
Net change in trading liabilities	**321,258**	880,170	1,030,514	**2,619**
Net change in loans and bills discounted	**1,008,160**	658,132	1,794,503	**8,220**
Net change in deposits	**(3,532,384)**	(2,512,450)	1,887,932	**(28,801)**
Net change in negotiable certificates of deposit	**(1,813,399)**	(355,050)	(4,989,141)	**(14,785)**
Net change in borrowed money (excluding subordinated debt)	**(71,036)**	(430,281)	(456,519)	**(579)**
Net change in deposits with banks	**2,294,589**	1,525,833	2,018,942	**18,708**
Net change in call loans, bills bought and receivables under resale agreements	**1,071,737**	2,113,527	1,904,425	**8,738**
Net change in receivables under securities borrowing transactions	**834,028**	(223,111)	(2,196,808)	**6,800**
Net change in call money, bills sold and payables under repurchase agreements	**2,490,237**	(4,881,493)	(3,020,667)	**20,304**
Net change in commercial paper	**(982,000)**	(462,749)	(569,827)	**(8,007)**
Net change in payables under securities lending transactions	**667,795**	(984,252)	(1,715,984)	**5,445**
Net change in foreign exchanges (assets)	**(129,163)**	93,962	(56,299)	**(1,053)**
Net change in foreign exchanges (liabilities)	**139,635**	655	48,749	**1,139**
Issuance and redemption of bonds (excluding subordinated bonds)	**182,702**	200,293	359,901	**1,490**
Interest received	**1,049,827**	1,154,603	2,342,208	**8,560**
Interest paid	**(243,453)**	(475,110)	(829,888)	**(1,985)**
Other, net	**(171,533)**	(753,281)	(1,070,901)	**(1,399)**
Subtotal	**¥2,599,937**	¥(5,666,480)	¥(5,327,304)	**$21,198**
Income taxes paid	**(37,447)**	(31,808)	(54,205)	**(305)**
Net cash provided by (used in) operating activities	**¥2,562,490**	¥(5,698,288)	¥(5,381,510)	**$20,893**

(Continued)

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002	Six months ended Sept. 30, 2002
2. Cash flows from investing activities:				
Purchases of securities	**¥(27,644,498)**	¥(20,323,863)	¥(39,722,661)	**$(225,393)**
Proceeds from sale of securities	**20,817,747**	16,412,440	32,828,672	**169,733**
Proceeds from maturity of securities	**4,256,509**	9,595,326	12,828,207	**34,704**
Purchases of money held in trust	**(14,621)**	(1,677)	(5,011)	**(119)**
Proceeds from sale of money held in trust	**4,026**	8,653	42,663	**33**
Purchases of premises and equipment	**(30,911)**	(24,814)	(73,354)	**(252)**
Proceeds from sale of premises and equipment	**28,219**	4,469	134,704	**230**
Purchases of lease assets	**(162,426)**	(182,574)	(342,964)	**(1,324)**
Proceeds from sale of lease assets	**14,875**	17,289	37,736	**121**
Purchases of stock of subsidiaries	**(3,924)**	(599)	(599)	**(32)**
Proceeds from sale of stock of subsidiaries	**53**	—	416	**0**
Proceeds from sale of business operation	**—**	5,000	5,000	**—**
Net cash provided by (used in) investing activities	**¥ (2,734,949)**	¥ 5,509,649	¥ 5,732,808	**$ (22,299)**
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	**¥ 117,000**	¥ 45,000	¥ 128,000	**$ 954**
Repayment of subordinated debt	**(204,500)**	(146,000)	(278,000)	**(1,667)**
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares and notes	**152,687**	151,000	201,198	**1,245**
Repayment of subordinated bonds, bonds with subscription rights for shares and notes	**(226,871)**	(89,045)	(262,361)	**(1,850)**
Dividends paid	**(37,313)**	(11,084)	(11,101)	**(304)**
Payment of delivered money due to merger	**—**	(17,834)	(17,839)	**—**
Capital contributions from minority stockholders	**220**	—	9,000	**2**
Dividends paid to minority stockholders	**(25,147)**	(22,153)	(39,064)	**(205)**
Purchases of treasury stock	**(3,588)**	(8,288)	(8,539)	**(29)**
Proceeds from sale of treasury stock	**4,968**	8,286	8,286	**40**
Proceeds from sale of parent bank stocks held by subsidiaries	**—**	1,607	1,607	**—**
Net cash used in financing activities	**¥ (222,546)**	¥ (88,511)	¥ (268,813)	**$ (1,814)**
4. Effect of exchange rate changes on cash and due from banks	**¥ (2,325)**	¥ (1,320)	¥ 3,595	**$ (19)**
5. Net change in cash and due from banks	**¥ (397,329)**	¥ (278,471)	¥ 86,079	**$ (3,239)**
6. Cash and due from banks at beginning of period	**¥ 2,128,742**	¥ 868,132	¥ 868,132	**$ 17,356**
7. Change in cash and due from banks due to merger	**¥ —**	¥ 1,075,527	¥ 1,075,527	**$ —**
8. Change in cash and due from banks due to merger of consolidated subsidiaries	**¥ 0**	¥ 2,401	¥ 2,544	**$ 0**
9. Change in cash and due from banks due to newly consolidated subsidiaries	**¥ —**	¥ 96,459	¥ 96,459	**$ —**
10. Cash and due from banks at end of period	**¥ 1,731,413**	¥ 1,764,049	¥ 2,128,742	**$ 14,117**

See accompanying notes to consolidated interim financial statements.

Notes to Consolidated Interim Financial Statements (Unaudited)

Sumitomo Mitsui Banking Corporation and Subsidiaries
Six months ended September 30, 2002

I. Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries: 147 companies

Principal companies:

THE MINATO BANK, LTD.
The Bank of Kansai, Ltd.
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Co., Ltd.
Sakura Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Financial Link Company, Limited and MAZDA AUTO LEASING COMPANY, LIMITED are consolidated due to acquisition of shares. There are four newly established companies, including SMBC PERSONNEL SUPPORT CO., LTD., which are consolidated from this fiscal year.

Sakura Trust International Limited and a company are excluded from consolidation due to liquidation. SB Auto Service, Co., LTD. is excluded due to sale from this fiscal year.

(2) Nonconsolidated subsidiaries

Principal company:

SBCS Co., Ltd.

One hundred and seventeen subsidiaries such as S.B.L. Management Company Limited are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, based on Article 5 Paragraph 1 Item 2 of the Consolidated Interim Financial Statement Regulations, they were excluded from consolidation.

Assets, income, net income and retained earnings of other nonconsolidated subsidiaries have no significant impact on the consolidated interim financial statements.

2. Application of the equity method

(1) Nonconsolidated subsidiaries accounted for by the equity method: 5 companies

Principal company:

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method: 33 companies

Principal companies:

Daiwa Securities SMBC Co. Ltd.
QUOQ Inc.

(3) Nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method:

One hundred and seventeen subsidiaries such as S.B.L. Management Company Limited are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, based on Article 7 Paragraph 1 Item 2 of the Consolidated Interim Financial Statement Regulations, they were not treated as affiliates accounted for by the equity method.

Net income and retained earnings of other nonconsolidated subsidiaries and affiliates which are not accounted for by the equity method have no significant impact on the consolidated interim financial statements.

(4) Affiliates that are not accounted for by the equity method

Principal company:

Daiwa SB Investments (USA) Ltd.

Net income and retained earnings of other nonconsolidated subsidiaries and affiliates which are not accounted for by the equity method have no significant impact on the consolidated interim financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The dates of interim account closing of consolidated subsidiaries are as follows:

March 31:	5 Companies
April 30:	1 Company
June 30:	56 Companies
July 31:	1 Company
September 30:	84 Companies

(2) As for the companies whose interim balance sheet dates are March 31 and April 30, the account closing was done provisionally as of September 30 and July 31 for consolidation, respectively. The other companies are consolidated on the basis of their respective interim balance sheet dates.

Appropriate adjustment was made for any significant transactions during the periods from their respective interim balance sheet dates to the consolidated closing dates.

4. Accounting methods

(1) Standards for recognition and measurement of trading assets and liabilities

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated interim balance sheet on a contract date basis. Securities and monetary claims purchased for trading purposes are stated at the term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated interim balance sheet date.

(2) Standards for recognition and measurement of securities

(a) Held-to-maturity debt securities that Sumitomo Mitsui Banking Corporation ("SMBC") or its consolidated subsidiaries have the positive intent and ability to hold to maturity are carried at amortized cost using the moving-average method.

Investments in nonconsolidated subsidiaries and affiliates which are not accounted for by the equity method are carried at cost using the moving-average method.

Securities other than trading purpose securities, held-to-maturity debt securities, and investments in nonconsolidated subsidiaries and affiliates which are not accounted for by the equity method are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market value are carried at the average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities that have no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity."

Declines in the fair value of securities are charged to earnings when declines are determined to be other than temporary.

(b) Securities included in "Money held in trust" are carried in the same way mentioned in Notes I. 4. (1) and (2) (a).

(3) Standards for recognition and measurement of derivative transactions

Derivatives excluding those classified as trading derivatives are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with local accounting standards.

(4) Depreciation

(a) Depreciation of premises, equipment and lease assets

Depreciation of premises and equipment owned by SMBC is computed using the straight-line method for buildings and the declining-balance method for equipment. For the six months ended September 30, 2002, SMBC calculated the depreciation costs by allocating the estimated annual costs to the interim term. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Equipment:	3 to 20 years

Consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

(b) Depreciation of capitalized software

SMBC and its consolidated domestic subsidiaries depreciate capitalized software for internal use using the straight-line method over its estimated useful life (basically five years).

(5) Reserve for possible loan losses

Reserve for possible loan losses of SMBC and its major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.

For claims on borrowers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the charge-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently in the status of bankrupt but are likely to become bankrupt in the future, a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific countries, an additional reserve is provided for by the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rule for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratio, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and charged off against the total outstanding amount of the claims. The amount of charge-off was ¥1,768,046 million ($14,415 million) for this interim term.

(6) Reserve for employee bonuses

Reserve for employee bonuses is provided for by the amount of estimated bonuses attributable to this interim term.

(7) Reserve for employee retirement benefits

Reserve for employee retirement benefits (prepaid pension cost) is provided, in provision for payment of retirement benefits to employees, in the amount deemed accrued at the interim term-end, based on an actuarial computation, which uses the present value of the retirement benefit obligation and plan asset amount projected at the beginning of the interim term.

Prior service cost is amortized using the straight-line method over primarily 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method over primarily 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation from initial application of the new accounting standard for employee retirement benefits is amortized using the straight-line method over 5 years and is charged 50% of the annual amortized cost to its income for the six months ended September 30, 2002.

(8) **Reserve for possible losses on loans sold**
Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited. This reserve is provided in accordance with Article 287-2 of the Commercial Code.

(9) **"Other reserves" required by special law**
Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions (¥18 million ($0.1 million)) in accordance with Article 82 of the Financial Futures Transaction Law and Article 29 of the relevant enforcement regulation, and reserve for contingent liabilities from securities transactions (¥237 million ($2 million)) in accordance with Article 51 of the Securities Exchange Law.

(10) **Translation of foreign currency assets and liabilities**
SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen primarily at the exchange rate prevailing at the consolidated interim balance sheet date, with the exception of stocks of subsidiaries and affiliates which are translated at rates prevailing at the time of acquisition.

Consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at the interim term-end of each company.

(11) **Accounting method for lease transactions**
Financing leases of SMBC and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

Standards for recognizing rental income on lease transactions and income/expenses on installment sales are as follows:

(a) Recognition of lease-related income on lease transactions
Lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(b) Recognition of income and expenses on installment sales
Installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

(12) **Hedge accounting**
Pursuant to the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (Industry Audit Committee Report No.24) issued by JICPA, SMBC applies "the risk adjustment approach" to hedging (Macro hedge) in accordance with the Industry Audit Committee Report No.15 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" issued by JICPA, abiding by the following requirements:

(a) Loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole shall be recognized as the hedged portfolio.

(b) Derivatives as the hedging instruments shall effectively reduce the interest rate exposure of the hedged portfolio.

(c) Effectiveness of hedging activities shall be evaluated on a quarterly basis.

SMBC applies deferred hedge accounting.

Certain derivatives for the purpose of hedging are recorded on a cost basis using the special treatment for interest rate swaps in view of consistency with the risk management policy.

Certain consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting methods that are permitted by the Industry Audit Committee Report No.19 "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" issued by JICPA.

(13) **Consumption tax**
National and local consumption taxes of SMBC and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(14) **Tax effect accounting**
On the premise that transfer to and from the reserve for losses on overseas investments will be conducted through appropriation of retained earnings (deficit) at the end of the fiscal year of SMBC and its consolidated subsidiaries, current income taxes and deferred income taxes are recorded by the amount corresponding to the consolidated interim accounting period.

5. Scope of "cash and cash equivalents" on consolidated statements of cash flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents represents cash and due from banks.

II. Change of Presentation

1. Consolidated balance sheet

In accordance with the amendment of the Consolidated Interim Financial Statement Regulations and Banking Law ordinances, the changes in financial statement presentations are as follows:

"Pledged money for securities borrowing transactions" that was formerly included in "Other assets" is separately reported as "Receivables under securities borrowing transactions," effective April 1, 2002. Consequently, "Other assets" decreased by ¥2,186,491 million ($17,827 million) and "Receivables under securities borrowing transactions" increased by the same amount as compared with the former manner.

"Pledged money for securities lending transactions" is reported as "Payables under securities lending transactions" from this interim term.

2. Consolidated statement of cash flows

In accordance with the amendment of the Consolidated Interim Financial Statement Regulations and Banking Law ordinances, changes in presentation of financial statements are as follows:

(1) Effective from this interim term, "Net change in pledged money for securities borrowing transactions" and "Net change in pledged money for securities lending transactions" that were formerly reported on the consolidated interim statement of cash flows are reported as "Net change in receivables under securities borrowing transactions" and "Net change in payables under securities lending transactions," respectively.

(2) Effective from this interim term, "Proceeds from issuance of subordinated bonds, convertible bonds and notes" and "Repayment of subordinated bonds, convertible bonds and notes" that were formerly reported on the consolidated interim statement of cash flows are reported as "Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares and notes" and "Repayment of subordinated bonds, bonds with subscription rights for shares and notes," respectively.

III. Additional Information

1. Accounting standards for foreign currency transactions

Formerly, SMBC applied the revised accounting standards for foreign currency transactions ("Opinion Concerning Revision of Accounting Standard for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999), except for the accounting treatment stipulated in "Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.20 "Former report").

Effective April 1, 2002, SMBC applies the revised accounting standards for foreign currency transactions, except for the treatment which the Former report is applied in accordance with the temporary treatment regulated by "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25). Pursuant to the temporary treatment, "financial swap transactions" and "treatment on internal contracts and transactions among consolidated subsidiaries" were accounted for by the former method. Foreign currency differences arising from futures currency transactions are recognized on the consolidated balance sheet on a net basis.

Financial swap transactions are accounted for as follows:

(1) Principal amounts of credits and debts are reported on the consolidated balance sheet in the net amount converted at the exchange rate prevailing at the interim term-end.

(2) The difference between spot and forward rates is recorded as interest income or expenses on an accrual basis for the period from the spot foreign exchange settlement date to the forward foreign exchange settlement date.

Financial swap transactions are foreign exchange transactions that are contracted for the purpose of lending or borrowing funds in different currencies. These transactions consist of spot foreign exchange either bought or sold and forward foreign exchange either bought or sold. The spot foreign exchange bought or sold is the swap transaction for borrowing or lending the principal amount. The forward foreign exchange bought or sold is the swap transaction of the principal and corresponding interest to be paid or received, the amount and due date of which are predetermined.

There is no significant impact on the consolidated interim financial statements.

2. Accounting standards for treasury stock and reversal of legal reserves

Effective April 1, 2002, "Parent bank stock held by subsidiaries" is included in "Treasury stock" in accordance with the application of "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" (issued by Accounting Standard Board of Japan on February 21, 2002).

Pursuant to the accounting standard, the accounting treatment for deducting parent bank stock held by subsidiaries from stockholders' equity has been changed as follows:

Amount of SMBC's share is deducted from stockholders' equity.

Amount of Minority stockholders' share is deducted from minority interests. As for SMBC's stock held by affiliates, SMBC's share is deducted from stockholders' equity. Consequently, "Securities" decreased by ¥826 million ($7 million), "Stockholders' equity" increased by ¥3,709 million ($30 million) and "Minority interests" decreased by ¥4,536 million ($37 million).

There is no significant impact on the consolidated interim statements of income.

Effective from this interim term, SMBC applies the revised Consolidated Interim Financial Statement Regulations and Banking Law ordinances for "Stockholders' equity" on the consolidated interim balance sheets and the consolidated interim statement of stockholders' equity in accordance with the amendment of the Consolidated Interim Financial Statement Regulations and Banking Law ordinances. Consequently, "Other capital surplus" that was formerly included in "Retained earnings" is reported in "Capital surplus."

Effective from this interim term, proceeds from sale of parent bank stocks held by subsidiaries which was formerly reported separately on the consolidated interim statement of cash flows is included in "Proceeds from sale of treasury stock." The amount of proceeds from sale of parent bank stocks held by subsidiaries is ¥4,968 million ($41 million) for this interim term.

IV. Notes to Consolidated Balance Sheet

1. Securities included ¥187,006 million ($1,525 million) of stocks of nonconsolidated subsidiaries and affiliates and ¥1,691 million ($14 million) of investments.
2. "Japanese government bonds" as a sub-account of "Securities" included ¥999 million ($8 million) of unsecured loans of securities for which borrowers had rights to sell or pledge. "Japanese government bonds" as a sub-account of "Securities" included ¥301 million ($2 million) of loaned securities for which borrowers have rights to pledge but no rights to sell.

As for the unsecured borrowed securities and borrowed securities secured by cash for which SMBC has rights to sell or pledge and for the securities which SMBC purchased under resale agreements, that were permitted to sell or pledge without restrictions, ¥2,190,151 million ($17,857 million) of securities were pledged, and ¥107,709 million ($878 million) of securities were held in hand as of the consolidated interim balance sheet date. SMBC might also pledge the borrowing loaned securities with rights to pledge but no rights to sell.

3. "Bankrupt loans" and "Non-accrual loans" were ¥249,899 million ($2,037 million) and ¥3,116,433 million ($25,409 million), respectively.

   "Bankrupt loans" are loans on which SMBC or its consolidated subsidiaries do not currently accrue interest income because the borrowers have legally and formally declared bankruptcy as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965. "Non-accrual loans" are loans on which SMBC or its consolidated subsidiaries do not currently accrue interest income, excluding Bankrupt loans and loans for which SMBC or its consolidated subsidiaries are forbearing interest payments to support the borrowers' recovery from financial difficulties.

4. "Past due loans (3 months or more)" totaled ¥109,388 million ($892 million).

   "Past due loans (3 months or more)" are loans other than Bankrupt loans and Non-accrual loans, on which the principal or interest is past due for three months or more.

5. "Restructured loans" totaled ¥2,759,599 million ($22,500 million).

   "Restructured loans" are loans other than Bankrupt loans and Non-accrual loans, for which SMBC or its consolidated subsidiaries have relaxed lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments or have made agreements in favor of borrowers such as debt forgiveness, to support the borrowers' recovery from financial difficulties.

6. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was ¥6,235,319 million ($50,838 million).

   The amounts of loans presented in 3. to 6. above are amounts before deduction of reserve for possible loan losses.

7. Bills discounted are accounted for as financial transactions in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (Industry Audit Committee Report No.24), issued by JICPA. SMBC and its consolidated banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, and their total face amount was ¥1,020,775 million ($8,323 million).

8. Assets pledged as collateral as of the consolidated interim balance sheet date were as follows:

September 30, 2002	Millions of yen	Millions of U.S. dollars
Assets pledged		
Cash and due from banks and Deposits with banks	¥ 63,895	$ 521
Trading assets	562,181	4,584
Securities	13,180,902	107,468
Loans and bills discounted	3,880,182	31,636
Other assets (installment account receivable, etc.)	1,316	11
Premises and equipment	541	4
Liabilities corresponding to assets pledged		
Deposits	¥ 12,187	$ 99
Call money and bills sold	11,448,400	93,342
Payables under repurchase agreements	1,931,859	15,751
Trading liabilities	3,584,093	29,222
Borrowed money	87,964	717
Payables under securities lending transactions	81,254	662
Other liabilities	11,095	90
Acceptances and guarantees	41,946	342

In addition, Cash and due from banks and Deposits with banks of ¥59,335 million ($484 million), Trading assets of ¥171 million ($1 million), Securities of ¥1,341,402 million ($10,937 million), Loans and bills discounted of ¥1,702,156 million ($13,878 million) were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Premises and equipment include surety deposits and intangible of ¥118,734 million ($968 million), and Other assets include initial margins of futures markets of ¥13,398 million ($109 million).

Bills rediscounted are accounted for as financial transactions in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (Industry Audit Committee Report No.24), issued by JICPA, and the total face amount of bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought that have been pledged was ¥53,829 million ($439 million).

9. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount as long as there is no violation of any condition established in the contracts. The amount of unused commitments was ¥30,213,119 million ($246,336 million), and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was ¥27,817,213 million ($226,802 million). Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments have clauses that SMBC or its consolidated subsidiaries can reject the application from customers or reduce the contract amounts in case of the change in economic conditions, SMBC or its consolidated

subsidiaries' need to secure claims, or other circumstances. In addition, SMBC or its consolidated subsidiaries request the customers to pledge collateral such as premises and securities, and take necessary measures such as reviewing the customers' financial positions during the contract period, revising contracts when need arises, and securing claims.

10. Net amount of deferred unrealized gains (losses) on hedging instruments to which hedge accounting is applied is reported as deferred profit on hedge and was included in "Other liabilities." Gross deferred unrealized losses and gross deferred unrealized gains on hedging instruments were ¥1,145,365 million ($9,338 million) and ¥1,283,116 million ($10,462 million), respectively.
11. SMBC revaluated its own land for business activities in accordance with the Law Concerning Land Revaluation (the Law) effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation." The net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Certain consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," respectively. The net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."

    Date of the revaluation:

    SMBC: March 31, 1998 and March 31, 2002

    Certain consolidated subsidiaries: March 31, 1999 and March 31, 2002

    Method of revaluation (provided in Article 3-3 of the Law):

    SMBC: Fair values are determined by applying appropriate adjustments for land shape and timing of appraisal to the values specified in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.

    Certain consolidated subsidiaries: Fair values are determined based on the values specified in Article 2-3 and 2-5 of the Enforcement Ordinance.
12. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets were ¥661,729 million ($5,395 million) and ¥1,404,704 million ($11,453 million), respectively.
13. The balance of subordinated debt included in "Borrowed money" was ¥911,954 million ($7,435 million).
14. The balance of subordinated bonds included in "Bonds" was ¥1,677,150 million ($13,674 million).

V. Notes to Consolidated Statement of Income

1. The amount recorded under "Other income" includes gains on sales of stocks and other securities of ¥37,123 million ($303 million), gains on disposition of premises and equipment of ¥1,666 million ($14 million) and collection of written-off claims of ¥1,194 million ($10 million).
2. The amount recorded under "Other expenses" includes transfer to reserve for possible loan losses of ¥173,591 million ($1,415 million), write-off of loans of ¥122,826 million ($1,001 million), losses on devaluation of stocks of ¥181,734 million ($1,482 million), amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits of ¥11,732 million ($96 million), losses on disposition on premises and equipment of ¥12,701 million ($104 million) and losses on disposal of software of ¥11,059 million ($90 million).

VI. Lease Transactions

1. Financing leases

A summary of assumed amounts of acquisition cost, accumulated depreciation and net book value for financing leases without transfer of ownership at September 30, 2002 was as follows:

(1) Lessee side

	Millions of yen		
September 30, 2002	Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥16,976	¥7,572	¥9,404
Other	158	92	65
Total	¥17,134	¥7,665	¥9,469

	Millions of U.S. dollars		
September 30, 2002	Acquisition cost	Accumulated depreciation	Net book value
Equipment	$138	$62	$76
Other	2	1	1
Total	$140	$63	$77

Future minimum lease payments excluding interests at September 30, 2002 were as follows:

September 30, 2002	Millions of yen	Millions of U.S. dollars
Due within one year	¥2,700	$22
Due after one year	6,987	57
Total	¥9,688	$79

Total lease expenses for this interim term were ¥1,822 million ($15 million).

Assumed depreciation expenses for this interim term amounted to ¥1,686 million ($14 million).

Assumed depreciation is calculated using the straight-line method over the lease term of the respective assets.

The difference between the minimum lease payments and the acquisition costs of the lease assets represents interest expense. The allocation of such interest expense over the lease term is computed using the effective interest method. Interest expense for this interim term amounted to ¥115 million ($1 million).

(2) Lessor side

September 30, 2002	Millions of yen Acquisition cost	Accumulated depreciation	Net book value
Equipment	¥2,005,781	¥1,233,096	¥772,685
Other	296,992	159,925	137,066
Total	¥2,302,774	¥1,393,022	¥909,751

September 30, 2002	Millions of U.S. dollars Acquisition cost	Accumulated depreciation	Net book value
Equipment	$16,354	$10,054	$6,300
Other	2,421	1,304	1,117
Total	$18,775	$11,358	$7,417

Future lease payment receivables excluding interests for this interim term-end were as follows:

September 30, 2002	Millions of yen	Millions of U.S. dollars
Due within one year	¥293,112	$2,390
Due after one year	666,670	5,435
Total	¥959,783	$7,825

Lease income for this interim term was ¥183,181 million ($1,494 million).

Depreciation expense for this interim term amounted to ¥147,396 million ($1,202 million).

Assumed interest income was calculated on the basis of the allocation of excess amount of total lease income and estimated residual value over the acquisition cost of leased assets.

The allocation of such assumed interest income over the lease term is computed using the effective interest method. Assumed interest income for this interim term was ¥32,846 million ($268 million).

2. Operating leases

Operating leases at September 30, 2002 consisted of the following:

(1) Lessee side

Future minimum lease payments at September 30, 2002 were as follows:

September 30, 2002	Millions of yen	Millions of U.S. dollars
Due within one year	¥ 20,231	$ 165
Due after one year	116,642	951
Total	¥136,873	$1,116

(2) Lessor side

Future lease payment receivables at September 30, 2002 were as follows:

September 30, 2002	Millions of yen	Millions of U.S. dollars
Due within one year	¥298	$2
Due after one year	686	6
Total	¥984	$8

Future lease payment receivables of ¥115,355 million ($941 million) included in the amounts above 1. and 2. were pledged as collateral for borrowing transactions.

VII. Others

Amounts less than one million yen have been omitted. As a result, the totals shown in the financial statements do not necessarily agree with the sum of the individual amounts. For the convenience of the readers, all items have been translated from Japanese yen to U.S. dollars at the rate of ¥122.65 to US$1, the exchange rate prevailing on September 30, 2002.

VIII. Per Share Data

September 30, 2002	Yen	U.S. dollars
Stockholders' equity per share	¥243.56	$1.99
Net income per share	9.67	0.08
Net income per share — diluted	7.01	0.06

1. Consolidated stockholders' equity per share is calculated by deducting from stockholders' equity the number of preferred stocks issued as of the end of the interim term multiplied by the issue price, divided by the number of common stocks issued as of the end of the interim term (excluding "treasury stock").
2. Consolidated net income per share is calculated by deducting total preferred stock dividends from net income, divided by the average number of common stocks outstanding during the interim term (excluding "treasury stock").
3. From this fiscal year, SMBC applies "Accounting Standards for Earnings per Share" (issued by Accounting Standards Board of Japan on September 25, 2002). If calculated by the former manner, stockholders' equity per share, net income per share and net income per share — diluted for this interim term would be ¥243.69 ($1.99), ¥9.67 ($0.08) and ¥9.39 ($0.08), respectively.

IX. Subsequent Events (up to December 19, 2002)

1. Establishment of a parent holding company through the transfer of shares was approved at the class shareholders' meetings held on September 26, 2002 and the extraordinary shareholders' meeting held on September 27, 2002. SMBC established Sumitomo Mitsui Financial Group, Inc. (SMFG) with capital stock of ¥1 trillion on December 2, 2002. As a result, SMBC has become SMFG's wholly owned subsidiary.
2. SMBC and SMFG have signed a contract for a corporate split under which SMFG will succeed SMBC's business control over four companies: Sumitomo Mitsui Card Company, Limited, SMBC Leasing Company, Limited, Daiwa Securities SMBC Co. Ltd. and Daiwa SB Investments Ltd. The contract was approved by the extraordinary shareholders' meeting held on December 17, 2002. The corporate split is scheduled on February 1, 2003.
3. SMFG and The Japan Research Institute Holdings, Ltd. (JRIH) signed a contract of merger on December 2, 2002.

   As a result, SMFG will merge with JRIH to become the holding company of The Japan Research Institute, Limited which is currently a wholly owned subsidiary of JRIH. The merger is scheduled on February 1, 2003.

X. Market Value Information

1. Market value of marketable securities

Note: In addition to "Securities" stated in the consolidated interim balance sheets, the amounts below include trading securities, certificates of deposit bought and commercial paper classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claims on loan trusts classified as "Commercial paper and other debt purchased."

(1) Securities classified as trading

September 30, 2002	Millions of yen	Millions of U.S. dollars
Consolidated balance sheet amount	¥781,093	$6,368
Losses included in profit/loss during the six-month period	(619)	(5)

(2) Bonds classified as held-to-maturity with market value

	Millions of yen				
September 30, 2002	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	¥311,667	¥314,799	¥3,132	¥3,132	¥ 0
Japanese local government bonds	23,207	23,641	433	433	—
Japanese corporate bonds	—	—	—	—	—
Other	29,335	30,429	1,094	1,179	85
Total	¥364,210	¥368,870	¥4,660	¥4,745	¥85

	Millions of U.S. dollars				
September 30, 2002	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	$2,541	$2,567	$26	$26	$0
Japanese local government bonds	190	193	3	3	—
Japanese corporate bonds	—	—	—	—	—
Other	239	248	9	10	1
Total	$2,970	$3,008	$38	$39	$1

Note: Market value is calculated by using the market prices at the interim term-end.

(3) Other securities with market value

	Millions of yen				
September 30, 2002	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	¥ 4,710,377	¥ 3,763,121	¥(947,255)	¥106,545	¥1,053,800
Bonds	¥12,839,812	¥12,905,355	¥ 65,542	¥ 73,526	¥ 7,983
Japanese government bonds	11,503,124	11,548,379	45,255	47,735	2,480
Japanese local government bonds	352,653	363,173	10,520	11,003	482
Japanese corporate bonds	984,035	993,801	9,766	14,787	5,020
Other	¥ 4,053,273	¥ 4,099,937	¥ 46,664	¥ 63,680	¥ 17,015
Total	¥21,603,463	¥20,768,414	¥(835,048)	¥243,751	¥1,078,800

	Millions of U.S. dollars				
September 30, 2002	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	$ 38,405	$ 30,682	$(7,723)	$ 869	$8,592
Bonds	$104,687	$105,221	$ 534	$ 599	$ 65
Japanese government bonds	93,788	94,157	369	389	20
Japanese local government bonds	2,875	2,961	86	90	4
Japanese corporate bonds	8,024	8,103	79	120	41
Other	$ 33,047	$ 33,428	$ 381	$ 520	$ 139
Total	$176,139	$169,331	$(6,808)	$1,988	$8,796

Note: Market value is calculated as follows:

Stocks	Average market price for one month before the interim term-end
Bonds and others	Market prices at the interim term-end

(4) **Bonds sold during the six months ended September 30, 2002 that are classified as held-to-maturity**

There are no corresponding items.

(5) **Other securities sold during the six months ended September 30, 2002**

Six months ended September 30, 2002	Millions of yen			Millions of U.S. dollars		
	Sales amount	Gains on sales	Losses on sales	Sales amount	Gains on sales	Losses on sales
Other securities	¥20,817,747	¥136,898	¥59,169	$169,733	$1,116	$482

(6) **Securities with no available market value**

September 30, 2002	Millions of yen Consolidated balance sheet amount	Millions of U.S. dollars Consolidated balance sheet amount
Bonds classified as held-to-maturity		
Nonlisted foreign securities	¥ 5,763	$ 47
Other	14,332	117
Other securities		
Nonlisted foreign securities	¥261,534	$2,132
Nonlisted bonds	756,068	6,164
Nonlisted stocks (excluding OTC stocks)	286,939	2,339
Other	92,169	751

(7) **Change of classification of securities**

There are no corresponding items.

(8) **Redemption schedule of other securities with maturities and bonds classified as held-to-maturity**

September 30, 2002	Millions of yen			
	1 year or less	1 to 5 years	5 to 10 years	Over 10 years
Bonds	¥5,005,545	¥6,446,617	¥2,219,911	¥324,226
Japanese government bonds	4,833,201	5,070,304	1,671,857	284,684
Japanese local government bonds	25,100	152,511	200,245	8,524
Japanese corporate bonds	147,243	1,223,802	347,809	31,017
Other	¥ 246,553	¥2,951,203	¥ 651,235	¥375,709
Total	¥5,252,098	¥9,397,821	¥2,871,146	¥699,936

September 30, 2002	Millions of U.S. dollars			
	1 year or less	1 to 5 years	5 to 10 years	Over 10 years
Bonds	$40,812	$52,561	$18,099	$2,644
Japanese government bonds	39,406	41,340	13,631	2,321
Japanese local government bonds	205	1,243	1,632	70
Japanese corporate bonds	1,201	9,978	2,836	253
Other	$ 2,010	$24,062	$ 5,310	$3,063
Total	$42,822	$76,623	$23,409	$5,707

2. Money held in trust

(1) **Money held in trust classified as trading**

September 30, 2002	Millions of yen	Millions of U.S. dollars
Consolidated interim balance sheet amount	¥18,309	$149
Gains included in profit/loss during the six-month period	30	0

(2) **Money held in trust classified as held-to-maturity**

There are no corresponding items.

(3) **Other money held in trust**

September 30, 2002	Millions of yen				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized losses	Gains	Losses
Other money held in trust	¥26,264	¥25,797	¥(467)	¥371	¥838

September 30, 2002	Millions of U.S. dollars				
	Acquisition cost	Consolidated balance sheet amount	Net unrealized losses	Gains	Losses
Other money held in trust	$214	$210	$(4)	$3	$7

Note: Consolidated interim balance sheet amount is calculated by using the market prices at the interim term-end.

3. Net unrealized gains (losses) on other securities and other money held in trust

September 30, 2002	Millions of yen	Millions of U.S. dollars
Net unrealized gains (losses)	¥(835,429)	$(6,811)
Other securities	(834,962)	(6,807)
Other money held in trust	(467)	(4)
(+) Deferred tax assets	319,645	2,606
Net unrealized gains (losses) on other securities (before following adjustment)	¥(515,784)	$(4,205)
(–) Minority interests	¥ (3,989)	$ (32)
(+) Parent company's interest in net unrealized gains (losses) on valuation of other securities held by affiliates accounted for by the equity method	(611)	(5)
Net unrealized gains (losses) on other securities	¥(512,407)	$(4,178)

Note: Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

4. Derivative transactions

(1) Interest rate derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2002	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Interest rate futures	¥ 47,730,166	¥ 3,798	¥ 3,798	$ 389,157	$ 31	$ 31
Interest rate options	2,716,792	120	120	22,151	1	1
Over-the-counter transactions:						
Forward rate agreements	¥ 23,372,432	¥ (151)	¥ (151)	$ 190,562	$ (1)	$ (1)
Interest rate swaps	305,873,922	162,410	162,410	2,493,876	1,324	1,324
Swaptions	2,531,030	(8,681)	(8,681)	20,636	(71)	(71)
Caps	9,899,508	1,672	1,672	80,713	14	14
Floors	778,929	2,816	2,816	6,351	23	23
Other	268,511	(2,831)	(2,831)	2,189	(23)	(23)
Total	/	¥159,152	¥159,152	/	$1,298	$1,298

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.
Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards and such transactions are not included in the amounts above, of which their net unrealized gains amount to ¥323 million ($3 million).

(2) Currency derivatives

	Millions of yen			Millions of U.S. dollars		
September 30, 2002	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Currency swaps	¥15,871,917	¥(47,872)	¥(47,872)	$129,408	$(390)	$(390)
Forward foreign exchange	3,337,288	2,436	2,436	27,210	20	20
Currency options	11,416	294	294	93	2	2
Other	992,078	5,966	5,966	8,089	49	49
Total	/	¥(39,173)	¥(39,173)	/	$(319)	$(319)

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statements of income.
Derivative transactions to which the hedge accounting method is applied and the transaction referred to in Note 2 below, are not included in the amounts above.
Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards and such transactions are not included in the amounts above, of which their net unrealized gains amount to ¥1,467 million ($12 million).
2. Forward foreign exchange and currency options which are of the following types are not included in the amounts above:
(a) Those that are revaluated at interim term-end and the revaluation gains (losses) are accounted for in the consolidated interim statements of income.
(b) Those that are allotted to financial assets/liabilities denominated in foreign currency and whose market values are already reflected in the amount of the financial assets/liabilities on the consolidated interim balance sheets.
(c) Those that are allotted to financial assets/liabilities denominated in foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.
The contract amount of currency derivatives which are revaluated at the consolidated interim balance sheet date are as follows:

	Millions of yen	Millions of U.S. dollars
September 30, 2002	Contract amount	Contract amount
Transactions listed on exchange:		
Currency futures	¥ —	$ —
Currency options	—	—
Over-the-counter transactions:		
Forward foreign exchange	¥37,056,131	$302,129
Currency options	4,899,909	39,950

(3) Equity derivatives

September 30, 2002	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Stock price index futures	¥ 1,790	¥ (7)	¥ (7)	$ 15	$ (0)	$ (0)
Stock price index options	—	—	—	—	—	—
Over-the-counter transactions:						
Equity options	¥ —	¥ —	¥ —	$ —	$ —	$ —
Stock price index swaps	12,314	585	585	100	5	5
Other	130,616	(1,754)	(1,754)	1,065	(15)	(15)
Total	/	¥(1,176)	¥(1,176)	/	$(10)	$(10)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.

(4) Bond derivatives

September 30, 2002	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Transactions listed on exchange:						
Bond futures	¥264,916	¥(77)	¥(77)	$2,160	$(1)	$(1)
Bond futures options	—	—	—	—	—	—
Over-the-counter transactions:						
Bond options	¥ 25,635	¥ (0)	¥ (0)	$ 209	$(0)	$(0)
Total	/	¥(78)	¥(78)	/	$(1)	$(1)

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.

(5) Commodity derivatives

September 30, 2002	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Commodity swaps	¥31,698	¥471	¥471	$258	$4	$4
Commodity options	9,502	33	33	77	0	0
Total	/	¥505	¥505	/	$4	$4

Notes: 1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.
2. Commodity derivatives are transactions on oil.

(6) Credit derivative transactions

September 30, 2002	Millions of yen			Millions of U.S. dollars		
	Contract amount	Market value	Valuation gains (losses)	Contract amount	Market value	Valuation gains (losses)
Over-the-counter transactions:						
Credit default options	¥80,159	¥538	¥538	$654	$4	$4
Other	93,644	(13)	(13)	764	(0)	(0)
Total	/	¥525	¥525	/	$4	$4

Note: The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated interim statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the amounts above.

XI. Segment Information

1. Business segment information

Six months ended September 30, 2002	Millions of yen					
	Banking business	Leasing	Other	Total	Elimination	Consolidated
Operating income						
(1) External customers	¥1,305,946	¥294,373	¥162,215	¥1,762,535	¥ —	¥1,762,535
(2) Intersegment	8,788	2,774	88,547	100,110	(100,110)	—
Total	¥1,314,735	¥297,148	¥250,762	¥1,862,646	¥(100,110)	¥1,762,535
Operating expenses	1,212,810	284,870	216,456	1,714,138	(101,459)	1,612,679
Operating profit	¥ 101,924	¥ 12,277	¥ 34,305	¥ 148,507	¥ 1,348	¥ 149,856

Six months ended September 30, 2002	Millions of U.S. dollars					
	Banking business	Leasing	Other	Total	Elimination	Consolidated
Operating income						
(1) External customers	$10,648	$2,400	$1,323	$14,371	$ —	$14,371
(2) Intersegment	71	23	722	816	(816)	—
Total	$10,719	$2,423	$2,045	$15,187	$(816)	$14,371
Operating expenses	9,888	2,323	1,765	13,976	(827)	13,149
Operating profit	$ 831	$ 100	$ 280	$ 1,211	$ 11	$ 1,222

Notes: 1. The business segmentation is classified based on the Bank's internal administrative purpose.
2. "Other" includes securities, credit card, investment banking, loans, factoring, mortgage securities, venture capital, system development and information processing.
3. Operating income represents total income excluding gains on disposition of premises and equipment, collection of written-off claims, and other extraordinary income.
Operating expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

2. Geographic segment information

Six months ended September 30, 2002	Millions of yen						
	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Operating income							
(1) External customers	¥1,525,550	¥ 93,262	¥78,696	¥65,026	¥1,762,535	¥ —	¥1,762,535
(2) Intersegment	31,186	22,033	14,828	17,164	85,213	(85,213)	—
Total	¥1,556,736	¥115,296	¥93,525	¥82,191	¥1,847,749	¥(85,213)	¥1,762,535
Operating expenses	1,513,742	67,790	68,621	52,553	1,702,707	(90,028)	1,612,679
Operating profit	¥ 42,993	¥ 47,506	¥24,903	¥29,638	¥ 145,042	¥ 4,814	¥ 149,856

Six months ended September 30, 2002	Millions of U.S. dollars						
	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Operating income							
(1) External customers	$12,438	$761	$642	$530	$14,371	$ —	$14,371
(2) Intersegment	254	180	121	140	695	(695)	—
Total	$12,692	$941	$763	$670	$15,066	$(695)	$14,371
Operating expenses	12,342	553	560	428	13,883	(734)	13,149
Operating profit	$ 350	$388	$203	$242	$ 1,183	$ 39	$ 1,222

Notes: 1. The geographic segmentation is classified based on the degrees of following factors: geographic proximity, similarity of economic activities and relationship of business activities among regions.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Operating income represents total income excluding gains on disposition of premises and equipment, collection of written-off claims, and other extraordinary income.
Operating expenses represent total expenses excluding losses on disposition of premises and equipment, amortized cost of unrecognized net transition obligation for employee retirement benefits and other extraordinary expenses.

3. Operating income from overseas operations

Six months ended September 30, 2002	Millions of yen	Millions of U.S. dollars
Consolidated operating income from overseas operations (A)	¥ 236,985	$ 1,932
Consolidated operating income (B)	1,762,535	14,371
(A) / (B)	13.4%	13.4%

Note: The table above shows operating income from transactions of the Bank's overseas branches and overseas consolidated subsidiaries, excluding intersegment transactions.

XII. Parent Company

1. Nonconsolidated interim balance sheets (unaudited)

Sumitomo Mitsui Banking Corporation
September 30, 2002 and 2001, and March 31, 2002

	Millions of yen			Millions of U.S. dollars
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002	Sept. 30, 2002
Assets				
Cash and due from banks	¥ 1,526,004	¥ 1,667,942	¥ 1,871,121	$ 12,442
Deposits with banks	1,198,244	3,937,154	3,587,308	9,770
Call loans and bills bought	373,917	399,742	620,406	3,049
Receivables under resale agreements	54,023	774,471	432,730	440
Receivables under securities borrowing transactions	2,186,491	—	—	17,827
Commercial paper and other debt purchased	111,146	78,848	146,650	906
Trading assets	3,025,923	2,689,363	2,705,648	24,671
Money held in trust	44,104	63,611	33,858	360
Securities	22,377,416	19,988,203	20,442,996	182,449
Loans and bills discounted	58,902,641	61,071,591	59,928,368	480,250
Foreign exchanges	908,194	631,330	779,142	7,405
Other assets	2,077,687	3,197,681	5,344,106	16,940
Premises and equipment	855,921	820,719	890,981	6,979
Deferred tax assets	1,859,314	1,589,941	1,741,114	15,159
Customers' liabilities for acceptances and guarantees	5,272,481	5,440,396	5,529,996	42,988
Reserve for possible loan losses	(1,872,641)	(1,008,891)	(1,971,849)	(15,268)
Total assets	¥98,900,873	¥101,342,107	¥102,082,581	$806,367
Liabilities and stockholders' equity				
Liabilities				
Deposits	¥62,167,751	¥ 67,763,782	¥ 67,629,353	$506,871
Call money and bills sold	12,708,178	8,497,133	10,752,791	103,613
Payables under repurchase agreements	1,914,605	1,459,293	1,100,446	15,610
Payables under securities lending transactions	3,820,124	—	—	31,147
Commercial paper	500	1,082,000	1,001,000	4
Trading liabilities	2,186,161	1,704,180	1,797,086	17,825
Borrowed money	3,006,739	3,555,666	3,406,286	24,515
Foreign exchanges	439,707	246,872	300,162	3,585
Bonds	2,472,142	1,865,205	2,133,754	20,156
Convertible bonds	—	1,106	1,106	—
Other liabilities	1,684,911	5,796,331	4,962,176	13,738
Reserve for employee bonuses	11,119	12,790	11,342	91
Reserve for employee retirement benefits	114,308	152,131	116,854	932
Reserve for possible losses on loans sold	41,360	119,143	80,576	337
Other reserves	18	18	18	0
Deferred tax liabilities for land revaluation	61,815	131,412	63,137	504
Acceptances and guarantees	5,272,481	5,440,396	5,529,996	42,988
Total liabilities	¥95,901,925	¥ 97,827,465	¥ 98,886,088	$781,916
Stockholders' equity				
Preferred stock	¥ 650,500	¥ 650,500	¥ 650,500	$ 5,304
Common stock	676,246	676,246	676,246	5,513
Capital surplus	1,684,373	1,684,361	1,326,758	13,733
Earned surplus reserve	—	241,421	—	—
Retained earnings	392,874	478,958	740,874	3,203
Land revaluation excess	98,245	208,857	100,346	801
Net unrealized losses on other securities	(502,705)	(425,669)	(297,950)	(4,098)
Treasury stock	(586)	(33)	(283)	(5)
Total stockholders' equity	¥ 2,998,947	¥ 3,514,642	¥ 3,196,492	$ 24,451
Total liabilities and stockholders' equity	¥98,900,873	¥101,342,107	¥102,082,581	$806,367

2. Nonconsolidated interim statements of income (unaudited)

Sumitomo Mitsui Banking Corporation

Six months ended September 30, 2002 and 2001, and year ended March 31, 2002

	Millions of yen			Millions of U.S. dollars
	Six months ended Sept. 30, 2002	Six months ended Sept. 30, 2001	Year ended Mar. 31, 2002	Six months ended Sept. 30, 2002
Income				
Interest income:	¥ 860,493	¥1,061,396	¥2,192,961	$ 7,016*
Interest on loans and discounts	557,722	654,099	1,261,307	4,547
Interest and dividends on securities	127,624	224,002	504,732	1,041
Fees and commissions	130,980	113,779	239,645	1,068
Trading profits	104,126	70,906	121,414	849
Other operating income	102,559	56,889	150,886	836
Other income	44,531	34,488	113,281	363
Total income	¥1,242,691	¥1,337,459	¥2,818,189	$10,132
Expenses				
Interest expenses:	¥ 224,401	¥ 386,960	¥ 716,677	$ 1,830
Interest on deposits	85,019	198,509	337,679	693
Fees and commissions	45,196	40,494	74,373	368
Trading losses	718	—	125	6
Other operating expenses	30,017	26,379	60,445	245
General and administrative expenses	332,302	348,545	696,775	2,709
Transfer to reserve for possible loan losses	161,398	129,325	1,158,947	1,316
Other expenses	387,698	294,697	647,482	3,161
Total expenses	¥1,181,733	¥1,226,403	¥3,354,826	$ 9,635
Income (loss) before income taxes	¥ 60,958	¥ 111,055	¥ (536,637)	$ 497
Income taxes:				
Current	¥ 6,787	¥ 9,762	¥ 32,737	$ 55
Deferred	9,308	21,499	(246,522)	76
Net income (loss)	¥ 44,862	¥ 79,794	¥ (322,852)	$ 366

Income Analysis (Consolidated)

Operating Income, Classified by Domestic and Overseas Operations

Six months ended September 30, 2002 and 2001

	Millions of yen							
	Sept. 30, 2002				Sept. 30, 2001			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Interest income	¥759,681	¥207,905	¥(12,730)	¥954,856	¥875,607	¥307,252	¥(115,116)	¥1,067,744
Interest expenses	124,957	113,942	(18,012)	220,887	200,730	233,626	(41,481)	392,874
Net interest income	634,723	93,963	5,281	733,969	674,877	73,626	(73,634)	674,869
Fees and commissions (income)	¥189,344	¥ 15,337	¥ (63)	¥204,619	¥175,362	¥ 14,726	¥ (152)	¥ 189,936
Fees and commissions (expenses)	40,388	1,882	(75)	42,195	34,233	2,319	(163)	36,388
Net fees and commissions	148,956	13,455	11	162,423	141,128	12,406	11	153,547
Trading profits	¥ 99,544	¥ 15,274	¥ (4,285)	¥110,534	¥ 49,701	¥ 25,098	¥ (1,142)	¥ 73,656
Trading losses	3,660	1,342	(4,285)	718	—	1,142	(1,142)	—
Net trading income	95,883	13,932	—	109,816	49,701	23,955	—	73,656
Other operating income	¥426,221	¥ 18,200	¥ (326)	¥444,096	¥385,993	¥ 8,701	¥ (496)	¥ 394,199
Other operating expenses	324,732	9,205	(50)	333,888	297,883	23,537	(6)	321,415
Net other operating income	101,489	8,995	(275)	110,208	88,109	(14,835)	(490)	72,784

Notes: 1. Domestic operations comprise the operations of the Bank (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of the Bank's overseas branches and its overseas consolidated subsidiaries.
2. Income and expenses for money held in trust are included in "other operating income" and "other operating expenses." Fund-raising expenses are net of expenses (first half of fiscal 2002, ¥24 million; first half of fiscal 2001, ¥138 million) related to the management of money held in trust.
3. Intersegment transactions, that is, transactions between domestic and overseas operations are reported in the elimination column.

Average Balance, Interest, and Earnings Yield of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2002 and 2001

Domestic Operations

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥86,073,041	¥759,681	1.77%	¥86,942,219	¥875,607	2.01%
Loans and bills discounted	57,928,839	550,815	1.90	57,901,248	597,439	2.06
Securities	22,558,111	118,723	1.05	23,461,124	184,692	1.57
Call loans and bills bought	744,673	1,295	0.35	436,252	1,461	0.67
Receivables under resale agreements	203,451	2	0.00	1,960,838	1,265	0.13
Receivables under securities borrowing transactions	1,251,579	92	0.01	/	/	/
Deposits with banks	1,190,038	11,074	1.86	2,200,640	42,139	3.83
Interest-bearing liabilities	¥88,812,347	¥124,957	0.28%	¥84,780,569	¥200,730	0.47%
Deposits	58,582,876	36,447	0.12	53,377,936	77,160	0.29
Negotiable certificates of deposit	5,973,833	1,335	0.04	11,544,384	4,247	0.07
Call money and bills sold	11,390,362	773	0.01	8,909,595	2,711	0.06
Payables under repurchase agreements	444,662	14	0.01	3,524,376	787	0.04
Payables under securities lending transactions	4,551,555	13,239	0.58	/	/	/
Commercial paper	354,590	229	0.13	1,137,368	870	0.15
Borrowed money	3,604,263	41,622	2.31	4,160,465	50,808	2.44
Bonds	2,423,510	18,644	1.54	1,856,211	15,253	1.64

Notes: 1. Domestic operations comprise the operations of the Bank (excluding overseas branches) and its domestic consolidated subsidiaries.
2. In principle, average balances are computed by using daily balances. However, some domestic consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. Interest-earning assets are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2002, ¥769,304 million; first half of fiscal 2001, ¥735,953 million).
4. Income and expenses resulting from money held in trust are included in "other income" and "other expenses." Therefore, interest-earning assets are shown after deduction of the average balance of money held in trust (first half of fiscal 2002, ¥41,752 million; first half of fiscal 2001, ¥73,929 million). Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2002, ¥41,752 million; first half of fiscal 2001, ¥73,929 million) and corresponding interest (first half of fiscal 2002, ¥23 million; first half of fiscal 2001, ¥136 million).

Overseas Operations

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥10,067,312**	**¥207,905**	**4.13%**	¥12,304,517	¥307,252	4.99%
Loans and bills discounted	**6,423,396**	**107,110**	**3.34**	7,490,070	175,219	4.68
Securities	**1,576,626**	**16,085**	**2.04**	1,528,393	36,674	4.80
Call loans and bills bought	**125,557**	**1,210**	**1.93**	101,652	1,560	3.07
Receivables under resale agreements	**132,242**	**659**	**1.00**	193,075	3,901	4.04
Receivables under securities borrowing transactions	**—**	**—**	**—**	/	/	/
Deposits with banks	**1,325,772**	**17,570**	**2.65**	2,539,739	60,593	4.77
Interest-bearing liabilities	**¥ 6,928,454**	**¥113,942**	**3.29%**	¥10,341,648	¥233,626	4.52%
Deposits	**4,149,786**	**47,487**	**2.29**	7,664,839	116,360	3.04
Negotiable certificates of deposit	**240,670**	**3,345**	**2.78**	206,091	5,312	5.16
Call money and bills sold	**187,853**	**1,548**	**1.65**	209,632	3,373	3.22
Payables under repurchase agreements	**964,061**	**8,918**	**1.85**	588,539	13,550	4.60
Payables under securities lending transactions	**—**	**—**	**—**	/	/	/
Commercial paper	**—**	**—**	**—**	10,573	281	5.32
Borrowed money	**216,658**	**2,977**	**2.75**	196,464	4,252	4.33
Bonds	**1,161,175**	**20,280**	**3.49**	1,379,770	46,882	6.80

Notes: 1. Overseas operations comprise the operations of the Bank's overseas branches and its overseas consolidated subsidiaries.
2. In principle, average balances are computed by using daily balances. However, some overseas consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. Interest-earning assets are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2002, ¥20,265 million; first half of fiscal 2001, ¥19,768 million).
4. Income and expenses resulting from money held in trust are included in "other income" and "other expenses." Therefore, interest-earning assets are shown after deduction of the average balance of money held in trust (first half of fiscal 2002, ¥137 million; first half of fiscal 2001, ¥133 million). Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2002, ¥137 million; first half of fiscal 2001, ¥133 million) and corresponding interest (first half of fiscal 2002, ¥1 million; first half of fiscal 2001, ¥2 million).

Total of Domestic and Overseas Operations

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	**¥95,057,193**	**¥954,856**	**2.01%**	¥97,986,517	¥1,067,744	2.18%
Loans and bills discounted	**63,291,297**	**639,943**	**2.02**	64,147,246	731,458	2.28
Securities	**24,134,339**	**140,090**	**1.16**	24,985,786	147,883	1.18
Call loans and bills bought	**870,231**	**2,505**	**0.58**	534,804	2,960	1.11
Receivables under resale agreements	**335,694**	**662**	**0.39**	2,153,914	5,166	0.48
Receivables under securities borrowing transactions	**1,251,579**	**92**	**0.01**	/	/	/
Deposits with banks	**2,494,241**	**28,616**	**2.29**	4,731,256	102,632	4.34
Interest-bearing liabilities	**¥94,657,154**	**¥220,887**	**0.47%**	¥93,861,058	¥ 392,874	0.84%
Deposits	**62,710,606**	**83,905**	**0.27**	61,032,712	193,420	0.63
Negotiable certificates of deposit	**6,214,504**	**4,680**	**0.15**	11,750,476	9,559	0.16
Call money and bills sold	**11,578,216**	**2,322**	**0.04**	9,116,188	6,024	0.13
Payables under repurchase agreements	**1,408,724**	**8,932**	**1.27**	4,112,915	14,337	0.70
Payables under securities lending transactions	**4,551,555**	**13,239**	**0.58**	/	/	/
Commercial paper	**354,590**	**229**	**0.13**	1,147,941	1,151	0.20
Borrowed money	**2,759,983**	**26,628**	**1.93**	3,112,798	13,861	0.89
Bonds	**3,584,287**	**38,912**	**2.17**	3,232,249	62,016	3.84

Notes: 1. The above figures comprise totals for domestic and overseas operations after intersegment eliminations.
2. In principle, average balances are computed by using daily balances. However, some consolidated subsidiaries use weekly, monthly or semiannual balances instead.
3. Interest-earning assets are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2002, ¥789,083 million; first half of fiscal 2001, ¥754,782 million).
4. Income and expenses resulting from money held in trust are included in "other income" and "other expenses." Therefore, interest-earning assets are shown after deduction of the average balance of money held in trust (first half of fiscal 2002, ¥41,889 million; first half of fiscal 2001, ¥74,063 million). Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2002, ¥41,889 million; first half of fiscal 2001, ¥74,063 million) and corresponding interest (first half of fiscal 2002, ¥24 million; first half of fiscal 2001, ¥138 million).

Fees and Commissions

Six months ended September 30, 2002 and 2001

	Millions of yen							
	Sept. 30, 2002				Sept. 30, 2001			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Fees and commissions (income)	¥189,344	¥15,337	¥(63)	¥204,619	¥175,362	¥14,726	¥(152)	¥189,936
Deposits and loans	7,406	8,916	—	16,323	6,855	7,667	—	14,522
Remittances and transfers	52,657	2,958	(0)	55,614	49,183	2,594	(0)	51,778
Securities-related business	13,321	1	—	13,323	10,857	27	—	10,885
Agency	7,652	—	—	7,652	8,159	194	—	8,354
Safe deposits	2,226	3	—	2,229	4,610	3	—	4,613
Guarantees	13,982	1,021	(62)	14,940	12,240	869	(151)	12,958
Credit card	42,509	—	—	42,509	42,241	—	—	42,241
Fees and commissions (expenses)	¥ 40,388	¥ 1,882	¥(75)	¥ 42,195	¥ 34,233	¥ 2,319	¥(163)	¥ 36,388
Remittances and transfers	10,231	595	—	10,827	9,372	824	(0)	10,197

Notes: 1. Domestic operations comprise the operations of the Bank (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of the Bank's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions, that is, transactions between domestic and overseas operations are reported in the elimination column.

Trading Income

Six months ended September 30, 2002 and 2001

	Millions of yen							
	Sept. 30, 2002				Sept. 30, 2001			
	Domestic operations	Overseas operations	Elimination	Total	Domestic operations	Overseas operations	Elimination	Total
Trading profits	¥99,544	¥15,274	¥(4,285)	¥110,534	¥49,701	¥25,098	¥(1,142)	¥73,656
Gains on trading securities	1,686	1,786	—	3,473	1,514	2,437	—	3,951
Gains on securities related to trading transactions	—	—	—	—	6	—	—	6
Gains on trading-related financial derivatives	97,783	13,488	(4,285)	106,986	47,965	22,661	(1,142)	69,484
Others	74	—	—	74	214	—	—	214
Trading losses	¥ 3,660	¥ 1,342	¥(4,285)	¥ 718	¥ —	¥ 1,142	¥(1,142)	¥ —
Losses on trading securities	—	—	—	—	—	—	—	—
Losses on securities related to trading transactions	718	—	—	718	—	—	—	—
Losses on trading-related financial derivatives	2,942	1,342	(4,285)	—	—	1,142	(1,142)	—
Others	—	—	—	—	—	—	—	—

Notes: 1. Domestic operations comprise the operations of the Bank (excluding overseas branches) and its domestic consolidated subsidiaries. Overseas operations comprise the operations of the Bank's overseas branches and its overseas consolidated subsidiaries.
2. Intersegment transactions, that is, transactions between domestic and overseas operations are reported in the elimination column.

Income Analysis (Nonconsolidated)

Gross Banking Profit, Classified by Domestic and International Operations

Six months ended September 30, 2002 and 2001

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Interest income	¥558,860	¥301,741	¥860,493 [108]	¥604,615	¥457,235	¥1,061,396 [455]
Interest expenses	41,355	183,129	224,376 [108]	67,431	319,845	386,821 [455]
Net interest income	517,505	118,611	636,117	537,184	137,389	674,574
Fees and commissions (income)	¥102,705	¥ 28,274	¥130,980	¥ 87,768	¥ 26,010	¥ 113,779
Fees and commissions (expenses)	39,386	5,810	45,196	34,991	5,503	40,494
Net fees and commissions	63,319	22,464	85,784	52,777	20,507	73,284
Trading profits	¥ 751	¥103,374	¥104,126	¥ 1,124	¥ 69,781	¥ 70,906
Trading losses	—	718	718	—	—	—
Net trading income	751	102,656	103,408	1,124	69,781	70,906
Other operating income	¥ 51,121	¥ 51,438	¥102,559	¥ 34,314	¥ 22,574	¥ 56,889
Other operating expenses	12,397	17,619	30,017	9,420	16,959	26,379
Net other operating income	38,723	33,818	72,542	24,893	5,615	30,509
Gross banking profit	¥620,300	¥277,552	¥897,852	¥615,980	¥233,294	¥ 849,274

Notes: 1. Domestic operations include yen-denominated transactions by domestic branches, while international operations include foreign currency-denominated transactions by domestic branches and operations by overseas branches.
Yen-denominated nonresident transactions and Japan offshore banking accounts are included in international operations.
2. Interest expenses are shown after deduction of amounts equivalent to interest expenses on money held in trust (first half of fiscal 2002, ¥24 million; first half of fiscal 2001, ¥138 million).
3. Figures in brackets [ ] indicate interest payments between domestic and international operations.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.

Average Balance, Interest, and Earning Yields of Interest-Earning Assets and Interest-Bearing Liabilities

Six months ended September 30, 2002 and 2001

Domestic Operations

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥76,114,754 [324,951]	¥558,860 [108]	1.46%	¥77,863,569 [695,255]	¥604,615 [455]	1.54%
Loans and bills discounted	53,677,862	465,319	1.72	53,552,733	504,931	1.88
Securities	19,976,533	70,191	0.70	21,343,691	91,982	0.85
Call loans	442,730	259	0.11	188,802	72	0.07
Receivables under resale agreements	169,595	1	0.00	1,919,219	852	0.08
Receivables under securities borrowing transactions	1,251,579	92	0.01	/	/	/
Bills bought	161,017	4	0.00	147,755	23	0.03
Deposits with banks	105,704	124	0.23	11,934	0	0.00
Interest-bearing liabilities	¥75,371,720	¥ 41,355	0.10%	¥74,222,004	¥ 67,431	0.18%
Deposits	51,087,552	11,903	0.04	46,267,967	25,777	0.11
Negotiable certificates of deposit	5,976,979	1,324	0.04	11,565,235	4,224	0.07
Call money	3,408,409	285	0.01	3,833,394	883	0.04
Payables under repurchase agreements	484,189	15	0.00	3,539,204	789	0.04
Payables under securities lending transactions	3,317,396	196	0.01	/	/	/
Bills sold	7,955,842	95	0.00	5,062,289	817	0.03
Commercial paper	186,459	81	0.08	1,023,883	807	0.15
Borrowed money	1,045,032	15,313	2.92	1,226,209	17,037	2.77
Bonds	1,902,836	11,841	1.24	1,682,123	14,227	1.68

Notes: 1. Interest-earning assets are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2002, ¥697,676 million; first half of fiscal 2001, ¥698,108 million). Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2002, ¥41,728 million; first half of fiscal 2001, ¥70,500 million) and corresponding interest (first half of fiscal 2002, ¥22 million; first half of fiscal 2001, ¥64 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. Bond interest includes amortization of discount on bonds.

International Operations

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥14,757,595	¥301,741	4.07%	¥15,945,694	¥457,235	5.71%
Loans and bills discounted	5,801,435	90,532	3.11	6,806,070	146,532	4.29
Securities	3,880,391	57,433	2.95	3,130,072	132,020	8.41
Call loans	168,053	1,607	1.90	123,719	2,539	4.09
Receivables under resale agreements	58,027	269	0.92	53,073	509	1.91
Receivables under securities borrowing transactions	—	—	—	/	/	/
Bills bought	—	—	—	—	—	—
Deposits with banks	2,432,384	28,394	2.32	4,669,630	102,294	4.37
Interest-bearing liabilities	¥14,479,204 [324,951]	¥183,129 [108]	2.52%	¥15,111,431 [695,255]	¥319,845 [455]	4.22%
Deposits	7,615,196	69,119	1.81	10,763,841	165,000	3.05
Negotiable certificates of deposit	155,930	2,672	3.41	151,366	3,507	4.62
Call money	229,642	1,944	1.68	253,213	4,322	3.40
Payables under repurchase agreements	880,102	7,838	1.77	432,703	7,050	3.24
Payables under securities lending transactions	1,226,778	13,042	2.12	/	/	/
Bills sold	—	—	—	—	—	—
Commercial paper	—	—	—	—	—	—
Borrowed money	2,151,872	40,636	3.76	2,483,763	52,635	4.22
Bonds	408,847	7,909	3.85	—	—	—

Notes: 1. Interest-earning assets are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2002, ¥25,412 million; first half of fiscal 2001, ¥26,839 million). Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2002, ¥160 million; first half of fiscal 2001, ¥3,538 million) and corresponding interest (first half of fiscal 2002, ¥2 million; first half of fiscal 2001, ¥74 million).
2. Figures in brackets [ ] indicate the average balances of interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
As net interest figures are shown for interest rate swaps and similar instruments, some figures for domestic and international operations do not add up to their sums.
3. The average balance of foreign currency-denominated transactions by domestic branches in international operations is calculated by the monthly current method, under which the TT middle rate at the end of the previous month is applied to nonexchange transactions of the month concerned.

Total of Domestic and International Operations

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Average balance	Interest	Earnings yield	Average balance	Interest	Earnings yield
Interest-earning assets	¥90,547,397	¥860,493	1.89%	¥93,114,008	¥1,061,396	2.27%
Loans and bills discounted	59,479,298	555,851	1.86	60,358,803	651,463	2.15
Securities	23,856,924	127,624	1.06	24,473,764	224,002	1.82
Call loans	610,783	1,866	0.60	312,521	2,612	1.66
Receivables under resale agreements	227,623	271	0.23	1,972,292	1,361	0.13
Receivables under securities borrowing transactions	1,251,579	92	0.01	/	/	/
Bills bought	161,017	4	0.00	147,755	23	0.03
Deposits with banks	2,538,088	28,518	2.24	4,681,564	102,295	4.36
Interest-bearing liabilities	¥89,525,974	¥224,376	0.49%	¥88,638,180	¥ 386,821	0.87%
Deposits	58,702,749	81,023	0.27	57,031,809	190,777	0.66
Negotiable certificates of deposit	6,132,909	3,996	0.12	11,716,602	7,731	0.13
Call money	3,638,051	2,229	0.12	4,086,608	5,205	0.25
Payables under repurchase agreements	1,364,291	7,854	1.14	3,971,908	7,839	0.39
Payables under securities lending transactions	4,544,175	13,239	0.58	/	/	/
Bills sold	7,955,842	95	0.00	5,062,289	817	0.03
Commercial paper	186,459	81	0.08	1,023,883	807	0.15
Borrowed money	3,196,905	55,949	3.49	3,709,973	69,673	3.74
Bonds	2,311,683	19,751	1.70	1,682,123	14,227	1.68

Notes: 1. Interest-earning assets are shown after deduction of the average balance of noninterest earning deposits (first half of fiscal 2002, ¥723,089 million; first half of fiscal 2001, ¥724,947 million). Interest-bearing liabilities are shown after deduction of amounts equivalent to the average balance of interest expenses on money held in trust (first half of fiscal 2002, ¥41,888 million; first half of fiscal 2001, ¥74,039 million) and corresponding interest (first half of fiscal 2002, ¥24 million; first half of fiscal 2001, ¥138 million).
2. Figures in the table above indicate the net average balances of amounts adjusted for interdepartmental lending and borrowing activities between domestic and international operations and related interest expenses.
3. Bond interest includes amortization of discount on bonds.

Fees and Commissions

Six months ended September 30, 2002 and 2001

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Fees and commissions (income)	**¥102,705**	**¥28,274**	**¥130,980**	¥87,768	¥26,010	¥113,779
Deposits and loans	**5,401**	**10,208**	**15,610**	5,121	7,977	13,099
Remittances and transfers	**42,615**	**10,514**	**53,129**	39,353	9,861	49,215
Securities-related business	**8,555**	**523**	**9,078**	4,886	489	5,376
Agency	**6,349**	**—**	**6,349**	6,980	—	6,980
Safe deposits	**1,827**	**—**	**1,827**	4,319	—	4,319
Guarantees	**2,966**	**2,042**	**5,008**	1,789	1,921	3,710
Fees and commissions (expenses)	**¥ 39,386**	**¥ 5,810**	**¥ 45,196**	¥34,991	¥ 5,503	¥ 40,494
Remittances and transfers	**8,049**	**2,459**	**10,508**	7,369	2,682	10,051

Trading Income

Six months ended September 30, 2002 and 2001

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Trading profits	**¥751**	**¥103,374**	**¥104,126**	¥1,124	¥69,781	¥70,906
Gains on trading securities	**430**	**—**	**430**	675	—	675
Gains on securities related to trading transactions	**—**	**—**	**—**	—	6	6
Gains on trading-related financial derivatives	**—**	**103,374**	**103,374**	—	69,775	69,775
Others	**320**	**—**	**320**	449	—	449
Trading losses	**¥ —**	**¥ 718**	**¥ 718**	¥ —	¥ —	¥ —
Losses on trading securities	**—**	**—**	**—**	—	—	—
Losses on securities related to trading transactions	**—**	**718**	**718**	—	—	—
Losses on trading-related financial derivatives	**—**	**—**	**—**	—	—	—
Others	**—**	**—**	**—**	—	—	—

Note: Figures represent net gains (losses) after offsetting income against expenses.

Net Other Operating Income

Six months ended September 30, 2002 and 2001

	Millions of yen					
	Sept. 30, 2002			Sept. 30, 2001		
	Domestic operations	International operations	Total	Domestic operations	International operations	Total
Net other operating income	**¥38,723**	**¥33,818**	**¥72,542**	¥24,893	¥5,615	¥30,509
Gains (losses) on bonds	**38,831**	**37,560**	**76,391**	26,035	4,096	30,132
Gains on trading-related financial derivatives	**—**	**4,387**	**4,387**	5	9,254	9,259
Gains (losses) on foreign exchange transactions	**—**	**(8,078)**	**(8,078)**	—	(7,692)	(7,692)

Loans

Loan Portfolio, Classified by Industry

Consolidated

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Domestic operations:			
Manufacturing	**¥ 7,039,120**	¥ 7,525,605	¥ 7,847,614
Agriculture, forestry, fisheries and mining	**181,574**	193,636	204,176
Construction	**3,066,373**	3,175,263	3,148,042
Transportation, communications and other public enterprises	**2,801,158**	2,907,914	2,948,100
Wholesale and retail	**7,015,624**	7,704,957	7,672,699
Finance and insurance	**4,135,129**	3,630,055	4,257,910
Real estate	**9,216,236**	9,403,556	9,401,219
Services	**6,581,068**	7,125,748	6,985,944
Municipalities	**541,783**	317,667	404,860
Others	**16,857,927**	16,735,535	14,904,395
Subtotal	**¥57,435,996**	¥58,719,941	¥57,774,965
Overseas operations:			
Public sector	**¥ 222,066**	¥ 234,226	¥ 183,344
Financial institutions	**279,391**	316,499	355,561
Commerce and industry	**4,478,915**	5,219,642	5,119,312
Others	**136,907**	237,299	212,401
Subtotal	**¥ 5,117,281**	¥ 6,007,667	¥ 5,870,621
Total	**¥62,553,278**	¥64,727,609	¥63,645,586

Notes: 1. Domestic operations comprise the operations of the Bank (excluding overseas branches) and its domestic consolidated subsidiaries.
2. Overseas operations comprise the operations of the Bank's overseas branches and its overseas consolidated subsidiaries.
3. Japan offshore banking accounts are included in overseas operations' accounts.

Nonconsolidated

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Domestic offices:			
Manufacturing	**¥ 6,698,708**	¥ 7,157,942	¥ 7,493,045
Agriculture, forestry, fisheries and mining	**165,245**	172,526	183,675
Construction	**2,771,688**	2,841,548	2,841,574
Transportation, communications and other public enterprises	**2,688,432**	2,806,753	2,838,889
Wholesale and retail	**6,519,455**	7,151,844	7,161,690
Finance and insurance	**5,071,776**	4,370,465	5,244,899
Real estate	**8,343,105**	8,839,667	8,549,534
Services	**5,983,621**	6,446,636	6,364,140
Municipalities	**474,946**	250,236	337,514
Others	**15,464,288**	15,339,938	13,474,520
Subtotal	**¥54,181,272**	¥55,377,565	¥54,489,488
Overseas offices:			
Public sector	**¥ 221,313**	¥ 233,302	¥ 182,437
Financial institutions	**292,175**	332,935	372,246
Commerce and industry	**4,086,566**	4,906,847	4,689,758
Others	**121,313**	220,941	194,437
Subtotal	**¥ 4,721,368**	¥ 5,694,026	¥ 5,438,880
Total	**¥58,902,641**	¥61,071,591	¥59,928,368

Note: Japan offshore banking accounts are included in overseas offices' accounts.

Loans to Individuals/Small and Medium-Sized Corporations (Nonconsolidated)

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Loans to individuals, and small and medium-sized corporations	**¥36,448,312**	¥38,426,978	¥38,780,331
Ratio to total loans	**67.3%**	69.4%	71.2%

Notes: 1. The figures above exclude outstanding balance of loans at overseas branches and of Japan offshore banking accounts.
2. Small and medium-sized corporations are individuals or companies with capital stock of ¥300 million or less, or an operating staff of 300 or fewer employees. (Exceptions to these capital stock and staff restrictions include wholesalers: ¥100 million, 100 employees; retailers: ¥50 million, 50 employees; and service industry companies: ¥50 million, 100 employees.)

Consumer Loans Outstanding (Nonconsolidated)

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Consumer loans	**¥13,347,036**	¥13,441,608	¥13,472,598
Housing loans	**11,925,394**	11,842,662	11,949,427
Residential purpose	**7,906,801**	7,612,030	7,820,305
Others	**1,421,642**	1,598,946	1,523,171

Note: Housing loans include general-purpose loans used for housing purposes, such as housing loans and apartment house acquisition loans.

Risk-Monitored Loans

Consolidated

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Bankrupt loans	**¥ 249,899**	¥ 248,680	¥ 227,484
Non-accrual loans	**3,116,433**	2,294,807	3,599,750
Past due loans (3 months or more)	**109,388**	124,521	102,762
Restructured loans	**2,759,599**	1,114,939	2,554,371
Total	**¥6,235,319**	¥3,782,947	¥6,484,367

Nonconsolidated

September 30, 2002 and 2001, and March 31, 2002

	Millions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Bankrupt loans	**¥ 217,883**	¥ 217,079	¥ 195,653
Non-accrual loans	**2,766,157**	1,945,507	3,184,459
Past due loans (3 months or more)	**95,504**	105,760	92,324
Restructured loans	**2,551,359**	1,001,475	2,344,016
Total	**¥5,630,903**	¥3,269,821	¥5,816,452

Notes: **Definition of risk-monitored loan categories**

1. Bankrupt loans: Credits for which accrued interest is not accounted in revenue; credits extended to borrowers that are undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings; or debtors receiving orders of disposition by suspension of business at bill clearinghouses
2. Non-accrual loans: Credits for which accrued interest is not accounted in revenue; credits, excluding loans to bankrupt borrowers and loans with grace for interest payment, to assist in corporate reorganization or to support business
3. Past due loans (3 months or more): Loans with payment of principal or interest in arrears for more than 3 months, calculated from the day following the contractual due date, excluding borrowers in categories 1. and 2.
4. Restructured loans: Loans to borrowers in severe financial condition given certain favorable terms and conditions to assist in corporate rehabilitation or to support business, excluding borrowers in categories 1. through 3.

Problem Assets Based on the Financial Reconstruction Law (Nonconsolidated)

September 30, 2002 and 2001, and March 31, 2002

	Billions of yen		
	Sept. 30, 2002	Sept. 30, 2001	Mar. 31, 2002
Bankrupt and quasi-bankrupt assets	**¥ 514.8**	¥ 574.0	¥ 493.5
Doubtful assets	**2,541.4**	1,645.7	2,970.2
Substandard loans	**2,646.9**	1,107.2	2,436.3
Total of problem assets	**5,703.1**	3,326.9	5,900.0
Normal assets	**59,534.5**	64,039.9	60,558.9
Total	**¥65,237.6**	¥67,366.8	¥66,458.9

Notes: **Definition of problem asset categories**

These assets are disclosed based on the provisions of Article 7 of the Financial Reconstruction Law (Law No. 132 of 1998) and classified into the 4 categories based on financial position and business performance of obligors in accordance with Article 6 of the Law. Assets in question include loans and bills discounted, foreign exchanges, accrued interest, and advance payment in "other assets," customers' liabilities for acceptance and guarantees, and securities lent under the loan for consumption or leasing agreements.

1. Bankrupt and quasi-bankrupt assets: Credits to borrowers undergoing bankruptcy, corporate reorganization, and rehabilitation proceedings, as well as claims of a similar nature
2. Doubtful assets: Credits for which final collection of principal and interest in line with original agreements is highly improbable due to deterioration of financial position and business performance, but not insolvency of the borrower
3. Substandard loans: Past due loans (3 months or more) and restructured loans, excluding 1. and 2.
4. Normal assets: Credits to borrowers with good business performance and in financial standing without identified problems and not classified into the three categories above

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SMFG SUMITOMO MITSUI FINANCIAL GROUP

Printed in Japan



SMFG SUMITOMO MITSUI FINANCIAL GROUP

2002年度中間期
ディスクロージャー誌

平成14年4月1日～平成14年9月30日

三井住友フィナンシャルグループ

三井住友銀行

三井住友フィナンシャルグループ　プロフィール

(平成14年12月2日現在)

名称　株式会社三井住友フィナンシャルグループ
(英文名称：Sumitomo Mitsui Financial Group, Inc.)

取締役会長　岡田　明重（三井住友銀行取締役会長を兼任）
取締役社長　西川　善文（三井住友銀行頭取を兼任）

資本金　1兆円

事業目的　傘下子会社の経営管理、ならびにそれに付帯する業務

発行済株式数

普通株式	5,709,424.39株
第一種優先株式	67,000株
第二種優先株式	100,000株
第三種優先株式	800,000株

本社　東京都千代田区有楽町1丁目1番2号

上場取引所　東京証券取引所、大阪証券取引所、名古屋証券取引所(すべて市場第一部)

格付情報

三井住友フィナンシャルグループ各社の平成14年12月31日現在の格付は以下のとおりです。

●三井住友銀行

	長期	短期
Moody's	A3	P-1
Standard & Poor's	BBB	A-2
Fitch Ratings	A-	F2
格付投資情報センター(R&I)	A+	a-1+
日本格付研究所(JCR)	AA-	J-1+

●三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

●三井住友銀リース

	長期	短期
日本格付研究所(JCR)	A-	J-1

Contents

本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、目標対比変化し得ることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成15年1月
広報部　〒100-0006　東京都千代田区有楽町1-1-2
TEL (03) 5512-3411

* 本誌は再生紙を使用しています。

ごあいさつ



皆さまには、平素より格別のご高配を賜り厚く御礼申し上げます。

さて、平成14年12月2日、「株式会社三井住友フィナンシャルグループ(SMFG)」が発足いたしました。SMFGは、三井住友銀行を傘下に持つ持株会社としてスタートした後、三井住友カード、三井住友銀リース、日本総合研究所、大和証券SMBC、大和住銀投信投資顧問がグループに合流します。ここに、銀行、クレジットカード、リース、情報システム・シンクタンク、インベストメントバンキング、アセットマネジメントといったさまざまな機能を持つ、「複合金融グループ」としての歩みが新しく始まることとなります。

私たちSMFGは、新たな体制の下でグループ各社の力を高め、また各社相互間のシナジーを最大限に追求することで、これまで以上に付加価値の高いサービス・商品を皆さまにご提供してまいります。その結果として、お客さまからの高い信頼・ご支持を頂戴しながら、SMFGの財務体質・企業価値を向上させ、もって株主の皆さまのご期待にお応えしていきたいと考えております。

新しいステージに臨む三井住友フィナンシャルグループに、なお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成15年1月

株式会社三井住友フィナンシャルグループ

取締役会長　岡田明重

取締役社長　西川善文

トップメッセージ



株式会社三井住友フィナンシャルグループ
取締役社長
西川　善文

三井住友フィナンシャルグループ発足にあたって

はじめに、平成14年12月2日、「株式会社三井住友フィナンシャルグループ(SMFG)」が発足いたしましたことをご報告するとともに、持株会社設立の背景についてご説明いたします。三井住友銀行(SMBC)は、統合効果を迅速に実現するべく合併方式を選択し、平成13年4月にスタートしました。その後、システム統合をはじめとする各分野における経営統合、粗利益増強・経費削減の両面における合併効果の早期実現、さらに主要なビジネスラインにおける業務改革の推進などを果たし、合併の「第一ステージ」を順調に終えることができました。そこで今後は合併の「第二ステージ」に歩を進め、従来から取り組んでいる「業務改革」に加え、新たに「グループ経営改革」を実行し、グループ全体としての収益力の向上と財務体質の強化を図ってまいります。今般の持株会社設立はグループ経営の最適化を目指すものであり、グループ戦略の立案・推進力を高め、各社のガバナンスを強化する一方、柔軟性・拡張性の高い経営組織を実現し、経営戦略の選択肢を大きく広げることができます。

SMFGはSMBCを唯一の子会社としてスタートしましたが、2月には三井住友カード、三井住友銀リース、日本総合研究所を完全子会社化、同時に大和証券SMBC、大和住銀投信投資顧問の株式を銀行から引き継ぎ直接投資会社とし、さらに3月には、SMBCが100％子会社のわかしお銀行と合併する予定であります。SMFGはさまざまな事業を併せ持つ「複合金融グループ」として、今後一段の成長を遂げてまいりたいと考えております。

経営課題への取り組み

さて、当中間期の経済金融環境を顧みますと、米国経済の先行き不透明感の高まりや、日本経済における内需の低迷、輸出の牽引力低下、公共投資の減少や株式市場の低迷等、一層厳しさを増しております。こうした環境下、経営の最重要課題である不良債権の最終処理の促進と保有株式の圧縮を通じた「バランスシートの一層の強化」、ならびに、業務改革の徹底した遂行とグループ経営改革の実施、一段の効率化の推進による「収益力のさらなる強化」について、これまで以上にスピードを上げて取り組んでまいります。

そこで以下に、SMBCの当中間期におけるこれら経営課題への具体的な取り組みと今後の方針についてご説明いたします。

1．バランスシートの一層の強化

「バランスシートの一層の強化」についてのポイントは、「不良債権処理のさらなる促進」と「株価変動リスクの削減」の2点となります。

不良債権処理は平成13年度に将来リスクへの手当て等を強化したことにより、当中間期のクレジットコストについては2,663億円と概ね当初予想の水準にとどめることができました。しかしながら、平成14年9月末の不良債権残高については、新規発生もあり同3月末比1,969億円(金融再生法開示債権ベース)の減少にとどまり、なお一層のオフバランス化への取り組みが必要となっています。かかる中、アセットクオリティの改善に向けて問題債権の再生・最終処理の促進への対応を一段と加速するため、平成14年12月に「戦略金融部門」を新設いたしました。「大企業、中堅・中小企業それぞれの審査機能」や「再生、分割、統合など各プロセスに必要な投資銀行機能」、そして「最終処理の機能」を会計、法務等の専門機能とともに一つの部門に集約することで、より効率的、集中的、かつ迅速に、問題債権の再生・最終処理を図ってまいります。

次に株価変動リスクについては、3月に予定しているわかしお銀行との合併時に発生する合併差益を活用し、大規模に有価証券の含み損の財務処理を実施いたします。これにより、保有株式の売却をさらに積極的に進めてまいります。こうした一連の施策を通じ、株式保有制限を前倒しでクリアすることはもちろん、銀行経営の大きな不安定要因であった株価変動リスクを大幅に削減してまいります。

2．収益力のさらなる強化

次に「収益力のさらなる強化」については、「業務改革の遂行」と「一段の効率化の推進」の観点から主なポイントをご説明します。

現在、主要なビジネスラインにおける「業務改革」について全行を挙げて取り組んでおります。そのうち法人ビジネスにおける「融資慣行の見直し」については、お客さまとリスク認識の共有を図り、貸出金利、貸出条件等の適正化を進めております。その実現のためには、一方的に取引条件の見直しをお願いするのではなく、お客さまの企業価値向上に向けた財務アドバイスや金融ソリューションを提供し、それを着実に実行することに重点を置いています。既に対象となるお客さまへの説明を終え、リスクに応じたリターンを実現するという貸出金利鞘適正化に向けた手応えを感じております。こうした取り組みにより、貸出ビジネスをこれまでの「buy & hold型」から「originate & distribute型」に転換し、根本的に改革していきたいと考えております。

さらに「融資慣行の見直し」に併せ、リスクテイク能力の強化も進めてまいります。具体的には、定型的スコアリング方式によるビジネスセレクトローン等を通じた中小企業向けの貸出や、事業および資産のキャッシュフローをベースとしたノンリコースローン等に積極的に取り組んでまいりたいと考えております。

次に「一段の効率化の推進」については、従来から経費構造の改善に積極的に取り組み、既に邦銀の中で際立った優位性を有しておりますが、平成14年7月の基幹システム統合を踏まえ平成14年度中に国内の重複店舗の統合を完了する計画であるなど一段の効率化を推進してまいります。特に、「マスリテール取引の収益事業化」の主要施策であるローコストオペレーションの追求と、人員面などにおける効率化のさらなる実現を通じ、より筋肉質な収益体質の確立を目指してまいります。

終わりに

金融機関を取り巻く環境は、引き続き非常に不透明な状況にあります。しかしながら、どのような環境下にあろうとも、私たちSMFGは、グループの力を結集し、役職員一丸となってこれまで以上にお客さまのニーズを敏感に汲み取り、より良い商品・サービスの提供に努めてまいります。また、経営課題の解決に向けてより一層スピードを上げて取り組み、有効な対応策については、あらゆる方策を敢然と実行する決意であります。こうした取り組みにより、お客さまからの高い信頼・ご支持を頂戴しながらSMFGの財務体質・企業価値を向上させ、もって株主の皆さまのご期待にお応えしたいと考えております。

皆さまからのなお一層のご指導、ご支援を賜りますよう、よろしくお願い申し上げます。

グループ経営改革について

1. グループ経営改革の概要

(株)三井住友銀行(SMBC)は平成13年4月の発足以来、新銀行としての基礎固め、すなわちシステム統合をはじめとする各種経営統合、合併効果の早期実現、業務改革等の推進スピードの加速など、いわゆる合併の「第一ステージ」を順調に終了することができました。そこで、次の「第二ステージ」では、商業銀行としての収益力をさらに強化するべく従来から取り組んでいる「業務改革」を遂行するとともに、SMBCの持つ有力グループ会社の潜在力を引き出し、商品・サービスと財務体質の両面のレベルアップを図る「グループ経営改革」を実行することにより「21世紀の新たな複合金融グループ」としての成長を図っていきたいと考えています。

(1) 最適グループ経営の実現

グループ経営改革を進めるにあたり、まず経営体制の最適化を進めます。そこで、銀行およびそれ以外の複数の事業を束ねる経営インフラに適した持株会社体制に移行することとし、(株)三井住友フィナンシャルグループ(SMFG)を設立しました。持株会社体制の下、グループ戦略の立案・推進力の向上およびグループ会社ガバナンスの強化を図っていきます。この持株会社化によって、グループのさらなる発展に向けたプラットホームが確立されましたが、柔軟性・拡張性の高い経営組織を実現することで、今後の経営戦略の選択肢は大きく広がるものと考えています。同時に、持株会社化は、経営資源配分の最適化、組織の柔軟性・拡張性、リスク遮断という3つの大きな効果をもたらすことになります。

(2) 戦略事業の抜本的強化

一方、グループ全体の収益力の向上、財務体質の強化を図るために、SMFG傘下のグループ会社を抜本的に強化していきます。SMFGの完全子会社となる三井住友カード(株)、三井住友銀リース(株)、(株)日本総合研究所については、まず各社のグループ戦略上の位置付け・責任を明確化したうえで権限委譲を推進し、経営の自主性を強化していきます。同時に持株会社傘下としての各種メリットを活用しながら、銀行および各社相互間のシナジーの追求、グループ内の経営資源の有効活用、積極的な事業拡充を図ることにより収益力の強化を図っていきます。また、大和証券SMBC(株)、大和住銀投信投資顧問(株)との連携もこれまで以上に深め、グループの総合力を強化していきます。

これらの取り組みにより、SMFGは、多様化・複雑化するお客さまのさまざまなニーズにお応えする複合的な金融サービス、商品のご提供にも努めていきます。


合併の「第一ステージ」
・各種経営統合
・合併効果の前倒し実現
・業務推進(業務改革等)の加速
順調に完了
合併の「第二ステージ」
2つの「改革」の推進
業務改革
商業銀行としての収益力強化
グループ経営改革
グループ全体の収益力強化
最適グループ経営の実現:
持株会社化→「三井住友フィナンシャルグループ」
戦略事業の抜本的強化:
三井住友カード、三井住友銀リース、日本総合研究所
を持株会社傘下として抜本的に強化
「複合金融グループ」
としての成長へ

2. 三井住友フィナンシャルグループの発足

(株)三井住友フィナンシャルグループ(SMFG)は、平成14年12月2日、株式移転により(株)三井住友銀行(SMBC)を完全子会社とする持株会社として設立されました。さらに、2月には、関係当局の認可を前提に、三井住友カード(株)、三井住友銀リース(株)および(株)日本総合研究所を完全子会社化し、またSMBCの保有する大和証券SMBC(株)、大和住銀投信投資顧問(株)の株式を引き継ぎ、SMFGが直接投資するかたちとなります。

三井住友フィナンシャルグループの体制　平成15年3月時点(予定)


SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP
直接投資会社
(40%)
大和証券SMBC
(44%)
大和住銀投信投資顧問
完全子会社(100%子会社)
三井住友銀行(SMBC)*
三井住友カード
三井住友銀リース
日本総合研究所

*三井住友銀行(SMBC)は、関係当局の認可を前提として、平成15年3月17日にわかしお銀行と合併する予定です。(わかしお銀行は平成14年12月時点でSMBCの100%出資子会社ですが、平成15年1月、SMFGの100%出資会社となりました。)

3. 三井住友フィナンシャルグループの組織・経営体制

(株)三井住友フィナンシャルグループ(SMFG)を核に、コーポレートガバナンス体制、意思決定プロセス、経営資源配分スキーム、経営管理制度、人事・報酬制度等を整備し、合理性に立脚した統合的なグループ経営を実現していきます。

コーポレートガバナンス体制については、SMFGの取締役会にリスク管理委員会、報酬委員会、人事委員会を設置し、取締役会がグループ全体の業務執行を監督する体制を構築しています。

SMFGには、グループ全体の経営戦略・経営管理、経営資源配分、財務、IR、情報システム戦略、グループ内幹部人事、リスク管理、業務監査等の機能を配置し、効果的・効率的なグループ経営の遂行に努めていきます。

三井住友フィナンシャルグループの組織図


監査役・監査役会
監査役室
グループ戦略会議
株主総会
取締役会
リスク管理委員会
報酬委員会
人事委員会
グループ経営会議
広報部
企画部
IR室
財務部
グループ事業部
IT企画部
総務部
人事部
リスク統括部
監査部



三井住友銀行



（株）三井住友銀行は、平成１３年４月、（株）さくら銀行と、（株）住友銀行が合併してできた会社です。

国内有数の営業基盤、戦略実行のスピード、さらには有力グループ会社群による金融サービス提供力に強みを持っています。

合併に伴う経営統合は順調に進んでおり、これからは合併の効果をより一層追求していきます。

そして、（株）三井住友フィナンシャルグループの下、他の傘下グループ企業と一体となって、お客さまに質の高い複合金融サービスを提供していきます。

（単位：億円）

（連結）	平成１２年３月期	平成１３年３月期	平成１４年３月期	平成１４年９月期
経常収益	51,504	44,492	37,797	17,625
経常利益（△は経常損失）	3,738	4,946	△5,806	1,499
当期（中間）純利益（△は当期純損失）	1,245	1,324	△4,639	551
純資産額	40,129	40,130	29,126	26,900
総資産額	1,022,631	1,192,427	1,080,050	1,043,970

商号 株式会社三井住友銀行
事業内容 銀行業務
設立年月日 明治45年3月1日
本店所在地 東京都千代田区有楽町1-1-2
頭取 西川　善文
従業員数 24,650名（平成14年9月末現在）
拠点数（平成14年9月末現在）
国内　1,241カ所
（本支店576〈うち被振込専用支店28〉、出張所99、代理店4、付随業務取扱所7、無人店舗555）
海外　38カ所
（支店20、出張所3、駐在員事務所15）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分実績を除いています。



三井住友カード



三井住友カード（株）は平成１３年４月に（株）住友クレジットサービスより社名変更し、従来「住友VISAカード」が持っていた高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービス等を提供しています。

お客さまに最も支持され、ご満足いただける業界No.１のカード会社を目指し、インターネット上の決済やICカード化等にも積極的に取り組んでいます。

（単位：億円）

	平成１２年３月期	平成１３年３月期	平成１４年３月期	平成１４年９月期
カード売上高	22,643	24,695	28,131	14,716
営業収益	962	1,016	1,165	596
営業利益	136	149	96	48
会員数（千人）	7,904	8,464	11,708	11,974
加盟店数（千店）	2,243	2,383	2,531	2,621

商号 三井住友カード株式会社
事業内容 クレジットカード業務
設立年月日 昭和42年12月26日
本社所在地 【東京本社】
東京都港区新橋5-2-10
【大阪本社】
大阪府大阪市中央区今橋4-5-15
代表者 加藤　重義
従業員数 1,755名（平成14年9月末現在）

（平成15年2月に（株）三井住友フィナンシャルグループの完全子会社となる予定）



三井住友銀リース

三井住友銀リース(株)は、企業の大型設備投資ニーズに応えるコーポレートリースを得意としており、環境貢献型リースやインターネットを効果的に活用したネットリース・販売リースなどの多彩な商品を組み合わせたオーダーメイドの提案は、高く評価されています。パソコン等の情報機器を中心とするレンタル業務や、海外設備投資のニーズにも積極的に取り組んでいます。

技術革新や経営効率化のスピードが目覚ましい近年では、企業の経営戦略・財務戦略における設備投資の有効な手段として「リース」の重要性は一層高まりを見せており、私たちはリース業界の草分け的存在として、またリーディングカンパニーとして、さらに質の高いサービスの提供を目指します。

(単位:億円)

	平成12年3月期	平成13年3月期	平成14年3月期	平成14年9月期
リース検収高	4,294	4,095	4,436	2,171
営業収益	5,017	4,697	4,791	2,430
営業利益	176	161	172	98



商号　三井住友銀リース株式会社
事業内容　リース業務
設立年月日　昭和43年9月2日
本社所在地　東京都港区西新橋3-9-4
代表者　白賀　洋平
従業員数　1,072名(平成14年9月末現在)

[平成15年2月に(株)三井住友フィナンシャルグループの完全子会社となる予定]



日本総研
The Japan Research Institute, Limited

(株)日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。システムインテグレーターとして、さまざまなフィールド・業種に対応した戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っており、その中でも、金融分野のシステム構築に関しては定評があります。また、経済・社会・IT情勢の変化に合わせた、内外経済の調査分析・政策提言等の発信や経営戦略・行政改革等のコンサルティング活動、新たな市場や事業の創出を行うインキュベーション活動といった、多岐にわたる活動を展開しています。

(単位:億円)

	平成12年3月期	平成13年3月期	平成14年3月期	平成14年9月期
営業収益	607	637	674	288
営業利益	73	80	75	18



商号　株式会社日本総合研究所
事業内容　システム開発・運用業務、コンサルティング業務、シンクタンク業務
設立年月日　昭和44年2月20日
本社所在地　東京都千代田区一番町16
代表者　奥山　俊一
従業員数　2,542名(平成14年9月末現在)

[平成15年2月に(株)三井住友フィナンシャルグループの完全子会社となる予定]

参考 グループ設立までの歩み

2001年

4月 1日 (株)さくら銀行と(株)住友銀行が合併し、(株)三井住友銀行が発足

2002年

7月22日 勘定系システム一本化完了

30日 「グループ経営改革」発表
- ●持株会社を核としたコーポレートガバナンス体制、経営体制、経営システム等の整備による「最適グループ経営の実現」
- ●企業戦略の明確化と経営の自立性強化、責任の明確化と権限委譲の推進、インセンティブの強化、経営資源の積極的投入等による「戦略事業の抜本的強化」

9月27日 臨時株主総会開催
法令に定める関係当局の認可を前提として持株会社「(株)三井住友フィナンシャルグループ」の設立、(株)三井住友銀行がその完全子会社になることを承認

11月22日 金融庁より持株会社設立に関する認可取得

25日 持株会社の組織体制ならびに役員人事を発表

12月 1日 東京証券取引所、大阪証券取引所、名古屋証券取引所
(すべて市場第一部)への持株会社株式上場

2日 (株)三井住友フィナンシャルグループ設立
(株)三井住友銀行を(株)三井住友フィナンシャルグループの完全子会社化

25日 (株)三井住友銀行と、同行子会社である(株)わかしお銀行の合併を発表

2003

2月 1日 三井住友カード(株)、三井住友銀リース(株)、(株)日本総合研究所を、
(株)三井住友フィナンシャルグループの完全子会社化(予定)



SMBC

SUMITOMO
MITSUI
BANKING
CORPORATION

2002年度中間期 ディスクロージャー誌

平成14年4月1日～平成14年9月30日

三井住友銀行

CONTENTS

トピックス

投資型年金の販売開始

保険業務の規制緩和による、銀行窓口での個人年金保険の販売解禁に合わせ、平成14年10月1日より、全国の本支店・出張所にて変額個人年金保険(以下、「投資型年金」)の販売を開始しました。

当行では、従来よりライフプランに関するコンサルティングを通じ、お客さま一人ひとりのニーズに適した金融商品・サービスを提供すべく努めてきましたが、投資型年金の取り扱い開始により、お客さまの一生涯にわたる金融商品・サービスのご提案が可能となりました。

今後も、個人年金保険における商品のさらなる充実を図る等、幅広いお客さまの金融ニーズに応えていきます。


幅広いニーズに。
フレキシブル タイプ
ビューティフルライフ
コストを抑えたい方に。
バリュー タイプ
たのしみAce
投資商品が初めての方に。
シンプル タイプ
ドリームセレクト＋
運用リスクを抑えたい方に。
年金保証 タイプ
M-VA
積極的に運用したい方に。
保障充実 タイプ
DIGNITY

「ポイント制 新・普通預金<ワンズプラス(One's plus)>」取り扱い開始

当行では、平成14年11月18日より「ポイント制 新・普通預金<ワンズプラス(One's plus)>」の取り扱いを開始しました。

<サービスの特長>

- 残高ごとに異なる金利を適用する「残高別金利型普通預金」を基本口座としてセット。残高区分は30万円以上と30万円未満の2区分。
- お客さまの各種お取引をポイント化し、継続的に累積するマイレージタイプのポイント制度。
- 累積ポイントは三井住友カードの「ワールドプレゼント」ポイントに移行可能であり、ワールドプレゼントに移行後、各種景品と交換可能。
- カードローンのご契約や三井住友カードのご利用で、当行本支店のATMや@BANKの時間外利用手数料(105円(消費税込み))を優遇(無料)。
- 「通帳不発行型」と「通帳発行型」の選択制とし、「通帳発行型」の場合、月額200円(別途消費税)の「ワンズプラス利用料」が必要(申し込みから1年間は無料)。ただし所定の条件を満たせば「ワンズプラス利用料」と合わせてATM時間外手数料も優遇。


普通預金
変わります
ATM時間外手数料105円が「無料」。
おトクがいっぱいのポイント制度
ライフイベントサービス
One's plus
One's plus

信託業務の取り扱い開始

当行では、平成14年10月より信託業務の取り扱いを開始しました。

資産流動化にかかる信託業務は商業銀行業務との親和性が高く、当行が本体にてこうした業務を取り扱うことにより、これまで以上に付加価値の高い金融サービスをお客さまの多様なニーズに合わせて提供することが可能となりました。

この資産流動化業務に関連する「金銭債権の信託」のほか、「金銭信託」や「有価証券の信託」等についても、資産流動化業務に付随するものを中心に取り扱っていきます。

年金信託、証券代行等の資産管理型の信託業務については、中央三井信託銀行(株)、三井アセット信託銀行(株)および住友信託銀行(株)と信託代理店契約を締結し、これら信託銀行の持つ専門性の高い信託商品・サービスを提供していきます。

信託業務の取り扱い開始にあたり、新たに「信託部」を設置し、体制面も充実させました。

証券会社との共同店舗について

当行では、平成14年11月から平成15年2月にかけて、当行グループ会社である下記証券会社との間で共同店舗(注)を開設しました。

支店名	証券会社名	開設(予定)日
町田支店	ディーエルジェイディレクト・エスエフジー証券(株)	平成14年11月25日
町田支店	明光ナショナル証券(株)	平成14年12月16日
国立支店	さくらフレンド証券(株)	平成15年1月14日
田園調布支店	明光ナショナル証券(株)	平成15年2月17日(予定)
三宮支店	ディーエルジェイディレクト・エスエフジー証券(株)	平成15年2月(予定)

＊明光ナショナル証券(株)と、さくらフレンド証券(株)は平成15年4月1日付けで合併し、SMBC フレンド証券(株)となる予定

(注)「証券市場の改革促進プログラム」に基づき改正された内閣府令・事務ガイドラインにおける規制緩和を受けて設置可能となった銀行と証券会社による店舗の共同形態。同一建物内において銀行と証券会社の店舗の一部を共有できるようになったもので、例えば、1階が銀行部分、2階が証券会社部分といった形態を含む。

本店組織の改定

当行は、平成14年12月に本店組織の一部を改定しました。主な改定事項は次のとおりです。

1. 戦略金融部門

取引先企業の再建や事業再編に集中的に取り組むため、「戦略金融部門」を設置し、既存の関連各部署を同部門に集約しました。また、同部門に「戦略金融統括部」を新たに設置し、資産流動化やデット・エクイティ・スワップ、DIP ファイナンス等、企業再生に不可欠なノウハウや、会計・法務等の専門スキルを有する人材を横断的に集めました。これらの体制整備により取引先企業の再建や事業再編に一段と力を注ぐとともに、新 BIS 規制導入を見据えた当行の与信ポートフォリオ改善を早期に実現していきます。

2. 外国業務部と中国業務推進部

法人部門では、従来の法人業務部外国業務推進室を「外国業務部」に改組するとともに、「中国業務推進部」を新たに設置しました。「中国業務推進部」では、中国ビジネスにかかる情報の発信や具体的な進出手続きのサポート等を実施し、中国関連ビジネスの推進に一段と注力していきます。

なお、中国関連業務の総責任者として、国際部門に中国担当の副責任役員を配置しています。

3. コンサルティング事業部、ローン事業部、決済ファイナンス事業部

個人部門では、従来の個人マーケティング部を廃止し、「コンサルティング事業部」(投資信託・外貨預金等の投資商品や保険等に関する相談業務の推進)、「ローン事業部」(住宅ローン等に関する業務の推進)、「決済ファイナンス事業部」(無担保カードローンを含むカード事業や流動性預金・決済等に関する業務の推進)の3事業部に再編しました。

上記以外にも、SMFG 設立に伴う監査関連部署の再編や、合併に伴う事務手続きの整理・統合が完了したことを踏まえたシステム・事務関連部署の再編等を実施しています。

わかしお銀行との合併

当行と(株)わかしお銀行は、関係当局の認可を前提として平成15年3月17日に合併することについて基本合意しました。

1. 合併の目的

スモールビジネスおよび個人向け金融機能の強化

(株)わかしお銀行が築き上げてきた独自のビジネスモデルに、当行が保有するブランド力、高度な金融サービス開発力、全国規模のネットワークおよび事務・システム等の経営インフラを融合することを通じ、特に首都圏において、従来以上に高い付加価値と顧客利便性を併せ持ったスモールビジネスおよび個人向け金融サービスの提供を実現することにより、お客さまの期待にお応えし「複合金融グループ」としてさらなる飛躍を図っていきます。

有価証券含み損の処理による財務基盤の強化

当行、(株)わかしお銀行は、合併による合併差益の活用によって有価証券の含み損の財務処理を実施します。これにより保有株式の売却を積極的に進めていきます。こうした一連の施策を通じ、株式保有制限を前倒しで余裕を持ってクリアするのみならず、銀行経営の大きな不安定化要因であった株価変動リスクの大幅圧縮を実現します。

2. 合併の基本事項

合併期日
平成15年3月17日(月)

合併形態
合併の法手続き上、(株)わかしお銀行を存続会社とします。

商号
商号は「株式会社三井住友銀行」とします。
英文名称は「Sumitomo Mitsui Banking Corporation」とします。

経営者
取締役会長には岡田明重(現当行取締役会長)が、
頭取には西川善文(現当行頭取)が就任します。

本店所在地
東京都千代田区有楽町1丁目1番2号(現当行本店所在地)

3. 新銀行の組織体制

合併新銀行の組織体制には、(株)わかしお銀行の営業店舗およびその業務の管理・推進機能を引き継ぐ、コミュニティバンキング部門(仮称)を新たに設置します。コミュニティバンキング部門は、独立性の高い組織として運営し、その取引先についてもこれまでの取引実績を尊重した運営を行っていきます。また、地域型スモールビジネス・個人向け金融について、新たな戦略的展開を図っていきます。

財務ハイライト

■連結

（金額単位　百万円）

	平成13年度中間期	平成14年度中間期	平成13年度
経常収益	1,801,802	1,762,535	3,779,702
経常利益（△は経常損失）	114,450	149,856	△580,628
中間（当期）純利益（△は当期純損失）	34,196	55,145	△463,887
純資産額	3,352,163	2,690,010	2,912,619
総資産額	107,502,027	104,396,997	108,005,001
リスク管理債権残高	3,782,947	6,235,319	6,484,367
貸倒引当金残高	1,163,469	2,049,472	2,159,649
有価証券の評価損益	△640,983	△835,048	△495,507
1株当たり純資産額（円）	359.97	243.56	282.85
1株当たり中間（当期）純利益（△は1株当たり当期純損失）（円）	6.02	9.67	△84.12
潜在株式調整後1株当たり中間（当期）純利益（円）	6.01	7.01	—
自己資本比率（国際統一基準）（%）	10.79	10.37	10.45
自己資本利益率（ROE）（%）	3.00	7.33	—
従業員数（人）	46,165	43,748	43,793

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（または償却原価）との差額を記載しております。なお、株式については、主として期末前1カ月の平均時価に基づいて算出しております。詳細は27ページをご参照ください。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。
3. 平成14年度中間期の連結自己資本比率は、平成14年12月2日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額124,000百万円をTier 1（基本的項目）から控除して算出しております。なお、中間配当予定額を控除しなかった場合の連結自己資本比率は10.58％であります。

■単体

（金額単位　百万円）

	平成13年度中間期	平成14年度中間期	平成13年度
経常収益	1,337,291	1,240,900	2,791,405
業務粗利益（A）	849,274	897,852	1,853,515
経費（除く臨時処理分）（B）	333,470	321,201	670,145
経費率（（B）／（A）×100）（%）	39.2	35.8	36.2
業務純益	478,401	556,087	678,811
業務純益（除く一般貸倒引当金繰入額）	515,804	576,651	1,183,369
経常利益（△は経常損失）	127,148	99,694	△522,106
中間（当期）純利益（△は当期純損失）	79,794	44,862	△322,852
資本金	1,326,746	1,326,746	1,326,746
純資産額	3,514,642	2,998,947	3,196,492
総資産額	101,342,107	98,900,873	102,082,581
預金残高	56,611,281	57,311,051	61,051,813
貸出金残高	61,071,591	58,902,641	59,928,368
有価証券残高	19,988,203	22,377,416	20,442,996
リスク管理債権残高	3,269,821	5,630,903	5,816,452
金融再生法に基づく開示債権	3,326,878	5,703,086	5,900,043
貸倒引当金残高	1,008,891	1,872,641	1,971,849
有価証券の評価損益	△689,542	△818,599	△481,654
1株当たり純資産額（円）	387.72	297.44	332.02
1株当たり（中間）配当額（円）			
（普通株式）（円）	—	（上限額）19.17	4.00
（第1回第一種優先株式）（円）	—	（上限額）10.50	10.50
（第2回第一種優先株式）（円）	—	（上限額）28.50	28.50
（第五種優先株式）（円）	—	（上限額）13.70	13.70
1株当たり中間（当期）純利益（△は1株当たり当期純損失）（円）	14.03	7.86	△59.20
自己資本比率（国際統一基準）（%）	11.53	11.52	11.50
自己資本利益率（ROE）（%）	6.80	4.98	—
従業員数（人）	23,601	21,940	22,464

（注）1. リスク管理債権および金融再生法に基づく開示債権の定義については、58ページをご参照ください。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（または償却原価）との差額を記載しております。なお、株式については、期末前1カ月の平均時価に基づいて算出しております。詳細は30ページをご参照ください。
3. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託および臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。
4. 平成14年度の中間配当については、上限額を記載しており、金額は今後開催される取締役会で決議の予定であります。
5. 平成14年度中間期の単体自己資本比率は、平成14年12月2日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額124,000百万円をTier 1（基本的項目）から控除して算出しております。なお、中間配当予定額を控除しなかった場合の単体自己資本比率は11.73％であります。

経営健全化計画の履行状況について

（株）三井住友銀行が受け入れていた公的資金については、株式移転により（株）三井住友フィナンシャルグループが新たに発行する優先株式によって、同社が受け入れることとなりました。株式移転の際、（株）三井住友銀行の各種優先株式1,000株に対して、（株）三井住友フィナンシャルグループの各種優先株式1株を割り当てました。なお、発行条件等の実質的な変更はありません。

（株）三井住友銀行は、平成11年3月の公的資金導入による優先株式発行に伴い、「経営の健全化のための計画」を策定し、業務の再構築や経営の合理化を実施し、競争力・収益力の向上に努めています。

平成14年3月期当期利益3割以上未達の対応

平成14年3月期においては、積極的な不良債権処理により、貸倒償却引当費用（含む一般貸倒引当金繰入額）が1兆5,431億円と計画値を大幅に上回ったことを主因として、当期利益は3,228億円の損失と計画値（2,100億円の利益）を3割以上下回る結果となりました。

このため、人員の追加削減や国内店舗統合の追加・早期実施等追加リストラによる経費削減や社外流出の抑制による内部留保の蓄積等により、減少した剰余金を回復させ、公的資金（優先株式）の返済・消却原資の確保を図っていきます。

平成14年9月期実績

平成14年9月期においては、業務粗利益は、子会社等からの配当の減少により資金利益が減少する一方、シンジケーションや私募債引受といった投資銀行関連業務を中心に役務取引等利益が増益となったことや、本邦債券相場の変動やドル金利等の動向をとらえた内外債券投資により国債等債券関係損益が増益となったため、前年同期比486億円増益の8,979億円となりました。経費については、人員の削減、1カ所に2カ店が併存する共同店舗の拡大や事務合理化の推進等により、3,212億円となりました。また業務純益（除く一般貸倒引当金繰入額）は5,767億円、中間利益は449億円となりました。

[経費削減計画およびリストラ策の実施状況]

経費



(億円)
7,500
7,000
6,500
6,000
5,500
7,280
7,150
6,900
6,800
6,701
6,500
6,250
6,000
当初経営健全化計画
実績および現行経営健全化計画
H14/3期(実績) H15/3期(計画) H16/3期(計画) H17/3期(計画)

従業員数



(人)
28,000
26,000
24,000
22,000
20,000
26,200
24,800
23,200
23,200
25,027
23,500
22,100
20,600
当初経営健全化計画
実績および現行経営健全化計画
H14/3末(実績) H15/3末(計画) H16/3末(計画) H17/3末(計画)

国内本支店数



(店)
650
550
450
350
573
513
470
470
564
401
401
401
当初経営健全化計画
実績および現行経営健全化計画
H14/3末(実績) H15/3末(計画) H16/3末(計画) H17/3末(計画)

財務ハイライト／経営健全化計画

不良債権の現状

平成14年9月中間期の不良債権処理実績

当行では、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等に沿った自己査定基準ならびに償却･引当基準に基づき、半期ごとに実施する自己査定の結果を踏まえて適正な償却･引当を行っています。

当行は、厳しい経済環境が続くなか、不良債権処理問題の解決が経営の最重要課題であるとの認識の下、政府方針である不良債権の抜本的オフバランス化に注力し、平成14年9月期も、大口債務者等の再編･再建処理や最終処理の促進を進めてきました。

その結果、平成14年9月期の単体ベースでの不良債権処理額は、一般貸倒引当金繰入額を含めて総額2,663億円となり、貸倒引当金残高は、1兆8,726億円となりました。[*1]

なお、連結ベースでの不良債権処理額は、一般貸倒引当金繰入額を含めて総額3,186億円となり、貸倒引当金残高は、2兆495億円となりました。[*2]

*1 部分直接償却（直接減額）を、1兆3,988億円実施しています。
*2 部分直接償却（直接減額）を、1兆7,680億円実施しています。

□自己査定について

資産の健全性を確保し、適正な償却･引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性･確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、さらに各取引先の担保条件等を勘案して、債権の回収の危険性または価値の毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、銀行グループ全体のリスク管理を強化する観点から、連結対象会社においても、原則として銀行本体と同様に自己査定を実施しています。

債務者区分定義	
正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的･形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的･形式的な経営破綻の事実が発生している債務者

分類定義	
Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

■平成14年9月期の処理実績（単体）

（単位：億円）

不良債権処理額	2,457
貸出金償却	889
個別貸倒引当金繰入額	1,406
債権売却損失引当金繰入額	71
共同債権買取機構売却損	30
延滞債権売却損等	100
特定海外債権引当勘定繰入額	△39
一般貸倒引当金繰入額（注）	206
合計（貸倒償却引当費用）	2,663
貸倒引当金残高	18,726
部分直接償却（直接減額）実施額	13,988

（注）業務純益に計上しているベース。

■平成14年9月期の処理実績（連結）

（単位：億円）

貸倒償却引当費用（連結損益計算書ベース）	3,186
貸倒引当金残高	20,495
部分直接償却（直接減額）実施額	17,680

■平成14年9月期の引当金残高

（単位：億円）

	単体	連結
貸倒引当金　合計(a)	18,726	20,495
一般貸倒引当金	8,929	9,467
個別貸倒引当金	9,682	10,913
特定海外債権引当勘定	115	115
リスク管理債権(b)	56,309	62,353
引当率(a)/(b)	33.3%	32.9%

□償却・引当について

個々の取引先について、自己査定に基づいて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」に区分し、その区分ごとに償却・引当基準を定めています。

償却・引当基準	
正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金に計上
要注意先	貸倒リスクに応じてグループ分け＊を行い、グループごとに過去の倒産確率に基づき将来の予想損失額を一般貸倒引当金に計上 ＊グループ分けは、「要管理先」と「その他の要注意先」に区分し、後者をさらに財務内容や与信状況等を勘案して細分化
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金を計上
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則貸倒償却し、Ⅲ分類の全額について個別貸倒引当金を計上

また、銀行グループ全体のリスク管理を強化する観点から、連結対象会社においても、原則として銀行本体と整合した償却・引当基準を採用しています。

不良債権等の開示

(1) 金融再生法に基づく開示債権

「金融機能の再生のための緊急措置に関する法律(以下「金融再生法」)」に基づいて、査定した資産を「破産更生債権及びこれらに準ずる債権」「危険債権」「要管理債権」および「正常債権」に4区分し各債権額を開示しています。

平成14年9月末における単体ベースでの開示債権額は、正常債権を除き、5兆7,031億円となりました。大口債務者等の再編·再建処理や最終処理を進めた結果、平成14年3月末比、危険債権は減少しましたが、再編·再建後も引き続き要管理先とした債権があることに加え、前年度に引き続き貸出条件緩和債権の範囲の厳格な運用を行ったことにより、要管理債権は増加し、開示債権額は結果として1,969億円の減少となりました。

なお、連結ベースでの開示債権額は、6兆3,165億円となりました。

■金融再生法に基づく開示債権

(単位:億円)

	単体	平成14年3月末比	連結
破産更生債権及びこれらに準ずる債権	5,148	+213	6,533
危険債権	25,414	△4,288	27,850
要管理債権	26,469	+2,106	28,782
小計	57,031	△1,969	63,165
正常債権	595,345	△10,244	608,992
合計	652,376	△12,213	672,157
部分直接償却(直接減額)実施額	13,988		17,680

■自己査定、開示および償却·引当との関係(単体)

(単位:億円)

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 / 実質破綻先	破産更生債権及びこれらに準ずる債権 5,148(①)	担保·保証等により回収可能な部分 4,949(㋑)		全額引当 199	全額償却(注1)	個別貸倒引当金 240(注2)	100%(注3)
破綻懸念先	危険債権 25,414(②)	担保·保証等により回収可能な部分 12,412(㋺)		必要額を引当 13,002		個別貸倒引当金 9,442(注2)	72.6%(注3)
要注意先	要管理債権 26,469(③) (要管理先債権)	要管理債権中の保全部分 12,136(㋩) / 要管理先債権以外の要注意先債権				一般貸倒引当金 要管理債権に対する一般貸倒引当金3,118	21.8%(注3) / 5.3% [10.1%](注4) / 13.9%(注3)
正常先	正常債権 595,345	正常先債権				一般貸倒引当金 8,929	0.2%(注4)
					特定海外債権引当勘定	115	
	総計 652,376				貸倒引当金 計	18,726	引当率(注5)(Ⓑ/Ⓓ) 46.5%
					Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金	12,800	
	Ⓐ=①+②+③ 57,031	Ⓒ担保·保証等により回収可能な部分(㋑+㋺+㋩) 29,497			Ⓓ左記以外(Ⓐ−Ⓒ)	27,534	
					保全率 ((Ⓑ+Ⓒ)/Ⓐ)		74.2%

(注1) 部分直接償却(直接減額)1兆3,988億円を含みます。

(注2) 金融再生法開示対象外のオンバランス·オフバランス資産に対する引当が一部含まれています。
(破綻先·実質破綻先 41億円、破綻懸念先 125億円)

(注3) 「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権」は、担保·保証等により回収可能な部分の金額を除いた残額に対する引当率を示しています。

(注4) 「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、[ ]内に、担保·保証等により回収可能な部分の金額を除いた残額に対する引当率を示しています。

(注5) 担保·保証等により回収可能な部分の金額を除いた額に対する引当率を示しています。

開示債権の区分の概要	
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分(Ⅳ分類額)を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保·保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保·保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

(2) リスク管理債権

不良債権にかかわるディスクロージャーとしては、金融再生法に基づく開示債権とは別に、銀行法に基づき「リスク管理債権」を開示しています。

平成14年9月末における単体ベースでの開示債権額は、5兆6,309億円(平成14年3月期末比1,855億円減少)となりました。また、連結ベースでの開示債権額は、6兆2,353億円となりました。

■リスク管理債権

(単位:億円)

	単体	貸出金残高比	平成14年3月末比	連結	貸出金残高比	平成14年3月末比
破綻先債権	2,179	(0.4%)	+222	2,499	(0.4%)	+224
延滞債権	27,661	(4.7%)	△4,183	31,164	(5.0%)	△4,833
3カ月以上延滞債権	955	(0.2%)	+32	1,094	(0.2%)	+66
貸出条件緩和債権	25,514	(4.3%)	+2,074	27,596	(4.4%)	+2,053
合計	56,309	(9.6%)	△1,855	62,353	(10.0%)	△2,490
部分直接償却(直接減額)実施額	13,655			17,122		

金融再生法に基づく開示債権とリスク管理債権の関係について


自己査定における
債務者区分
金融再生法に基づく開示債権
リスク管理債権
貸出金
その他の
債権
貸出金
その他の
債権
破綻先
実質破綻先
破綻懸念先
要注意先
正常先
破産更生債権及び
これらに準ずる債権
危険債権
要管理債権
(正常債権)
破綻先債権
延滞債権
3カ月以上延滞債権
貸出条件緩和債権
©
Ⓐ
-
Ⓑ
=
©

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

■開示債権の地域別構成（単体）

（単位：億円）

	金融再生法に基づく開示債権	(構成比)	リスク管理債権	(構成比)
国内	55,084	(96.6%)	54,539	(96.9%)
海外	1,947	(3.4%)	1,770	(3.1%)
アジア	915	(1.6%)	862	(1.5%)
インドネシア	322	(0.6%)	322	(0.5%)
香港	118	(0.2%)	115	(0.2%)
インド	72	(0.1%)	54	(0.1%)
中国	48	(0.1%)	48	(0.1%)
その他	355	(0.6%)	323	(0.6%)
北米	433	(0.8%)	373	(0.7%)
中南米	81	(0.1%)	17	(0.0%)
西欧	484	(0.8%)	484	(0.9%)
東欧	34	(0.1%)	34	(0.0%)
国内・海外　合計	57,031	(100.0%)	56,309	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成（単体）

（単位：億円）

	金融再生法に基づく開示債権	(構成比)	リスク管理債権	(構成比)
国内	55,084	(100.0%)	54,539	(100.0%)
製造業	2,855	(5.2%)	2,831	(5.2%)
農業、林業、漁業及び鉱業	57	(0.1%)	56	(0.1%)
建設業	11,002	(20.0%)	10,833	(19.9%)
卸売・小売業、飲食店	6,533	(11.8%)	6,446	(11.8%)
金融・保険業	1,542	(2.8%)	1,519	(2.8%)
不動産業	19,888	(36.1%)	19,833	(36.4%)
運輸・通信・その他公益事業	610	(1.1%)	610	(1.1%)
サービス業	9,702	(17.6%)	9,631	(17.6%)
地方公共団体	—	(—)	—	(—)
その他	2,895	(5.3%)	2,780	(5.1%)
海外	1,947		1,770	
政府等	116		116	
金融機関	23		23	
商工業	1,808		1,631	
その他	—		—	
国内・海外　合計	57,031		56,309	

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。

不良債権の最終処理（オフバランス化）について

平成13年4月に取りまとめられた「緊急経済対策」等を受け、不良債権の最終処理(オフバランス化)の実績ならびに新規に「破産更生債権及びこれらに準ずる債権」および「危険債権」となった債権額を半期ごとに公表しています。

「破産更生債権及びこれらに準ずる債権」および「危険債権」が、平成14年9月期に5,457億円新規発生した一方、9,532億円のオフバランス化を行っており、不良債権の最終処理に向け積極的に取り組んでいます。

■各期末における「破産更生債権及びこれらに準ずる債権」および「危険債権」の残高

（単位：億円）

(1)平成12年度上期以前発生分	平成12年9月末	平成13年3月末	平成13年9月末	平成14年3月末	平成14年度上期オフバランス化	平成14年9月末
破産更生債権及びこれらに準ずる債権	6,217	4,727	3,769	2,811		2,382
危険債権	25,679	13,531	10,492	8,434		6,569
小　計	① 31,896	18,258	14,261	11,245	△2,294	② 8,951
オフバランス化累計額（②−①）						△22,945
オフバランス化につながる措置を講じた額（注1）						△1,655
合計						△24,600

(2)平成12年度下期発生分	平成12年9月末	平成13年3月末	平成13年9月末	平成14年3月末	平成14年度上期オフバランス化	平成14年9月末
破産更生債権及びこれらに準ずる債権		1,172	1,416	573		520
危険債権		5,901	2,687	1,442		1,118
小　計		③ 7,073	4,103	2,015	△377	④ 1,638
オフバランス化累計額（④−③）						△5,435
オフバランス化につながる措置を講じた額（注1）						△468
合計						△5,903

(3)平成13年度上期発生分	平成12年9月末	平成13年3月末	平成13年9月末	平成14年3月末	平成14年度上期オフバランス化	平成14年9月末
破産更生債権及びこれらに準ずる債権			555	760		652
危険債権			3,278	2,332		1,601
小　計			⑤ 3,833	3,092	△839	⑥ 2,253
オフバランス化累計額（⑥−⑤）						△1,580
オフバランス化につながる措置を講じた額（注1）						△572
合計						△2,152

(4)平成13年度下期発生分	平成12年9月末	平成13年3月末	平成13年9月末	平成14年3月末	平成14年度上期オフバランス化	平成14年9月末
破産更生債権及びこれらに準ずる債権				791		961
危険債権				17,494		11,302
小　計				⑦ 18,285	△6,022	⑧ 12,263
オフバランス化累計額（⑧−⑦）						△6,022
オフバランス化につながる措置を講じた額（注1）						△972
合計						△6,994

(5)平成14年度上期発生分	平成12年9月末	平成13年3月末	平成13年9月末	平成14年3月末	平成14年度上期オフバランス化	平成14年9月末
破産更生債権及びこれらに準ずる債権						633
危険債権						4,824
小　計						5,457
オフバランス化につながる措置を講じた額（注1）						△590

合計＝(1)＋(2)＋(3)＋(4)＋(5)	平成12年9月末	平成13年3月末	平成13年9月末	平成14年3月末	平成14年度上期オフバランス化	平成14年9月末
破産更生債権及びこれらに準ずる債権	6,217	5,899	5,740	4,935		5,148
危険債権	25,679	19,431	16,457	29,702		25,414
合　計	31,896	25,330	22,197	34,637	△9,532	30,562

■平成14年9月期のオフバランス化の実績

	平成14年度上期オフバランス化
清算型処理（注2）	△30
再建型処理（注3）	△1,357
再建型処理に伴う業況改善	△2,034
債権流動化	△1,843
直接償却	188
その他	△4,456
回収・返済等	△1,741
業況改善	△2,715
合　計	△9,532

（注1）「オフバランス化につながる措置」とは法的整理、法的整理に準ずる措置、グッドカンパニー、バッドカンパニーへの会社分割、個人・中小企業向け小口債権の部分直接償却の実施、企業再生等を目的とする(株)整理回収機構(RCC)への信託を指します。

（注2）「清算型処理」とは清算型倒産手続(破産、特別清算)による債権切捨・債権償却を指します。

（注3）「再建型処理」とは再建型倒産手続(会社更生、民事再生、和議、会社整理)による債権切捨、特定調停等民事調停による債権放棄および私的整理による債権放棄を指します。

業務部門別実績と今後の取り組み

個人部門

個人部門では、コンサルティングにフォーカスしたビジネスモデルを確立していくとともに、決済ファイナンスビジネスの収益構造を変革していくことで、個人業務の新たなデファクトスタンダードの確立を目指しています。

■個人部門営業店体制

個人部門営業店としては、ブロック、支店、ローンプラザ、コールセンター等を設置しており、プライベートバンキング層・資産運用層・資産形成層等の顧客セグメントに基づき、お客さまのニーズに応じた商品・サービスを適切なチャネルプロセスを通じて提供しています。

例えば、資産運用層のお客さまには専門性の高い「ファイナンシャル・コンサルタント」が、金融資産全体のポートフォリオ提案を軸にきめ細かな資産・負債の総合管理サービスを行っており、平成14年4月には新たに「資産運用プラザ」(平成14年9月末現在64カ所)を資産運用層向けチャネルとして整備しています。

また、資産形成層のお客さまには「マネーライフ・コンサルティング・デスク」(平成14年度上期23カ所増設。平成14年9月末現在263カ所)等に専門スタッフを配置して、投資信託や外貨預金等での運用・積立ニーズ、住宅資金等の借入ニーズへ一元的に対応しています。

■商品・サービスの拡充

商品・サービス面では、平成14年4月に新築物件を対象とする住宅ローンの金利優遇商品として「新築限定ローン」の取り扱いを開始したほか、8月には、多様化するお客さまのニーズや資金計画に幅広く対応するため、住宅ローンの審査基準を見直しています。

また、電話・インターネット・iモードから銀行取引ができるサービス「One's ダイレクト」では、その利便性をアピールしてお客さまにご利用いただけるよう、「振込手数料0円キャンペーン(平成14年5月13日～同年8月4日)」を展開したことにより、その月間利用件数は約1.5倍の385万件(平成14年7月実績)に達しました。

このほか、リスク限定型の投資信託として「マイルド02-09」を平成14年9月に取扱期間限定で販売しており、また11月には残高別金利を適用する新型普通預金とポイント制を組み入れた新商品「One's plus」や商品利便性を高めた新型カードローン「One's クイック」の取り扱い開始をはじめ、新たな商品・サービスを拡充していきます。

■有人店舗ネットワーク

有人店舗ネットワークについては、個人取引推進の観点から店舗インフラを立地特性、マーケット規模ごとに機能・レイアウト構成を見直し、事務手続きの場から相談・セールスの場へと戦略的に転換していくことで営業力の強化を図っていきます。同時に、国内本支店(平成13年4月合併時578カ店。平成14年9月末現在545カ店)については、立地重複店を中心にさらなる店舗統合を実施することにより、国内営業店400カ店体制を目指しています。

■ブランド戦略

当行では、『One's next「ひとりひとり」のこれからを提案するサービス業へ』を個人ビジネスのブランドスローガンに掲げ、お客さま一人ひとりの「これから」に対してお役に立てる『新しい価値』、すなわち安心と便利を実感していただけるサービスを提供していきます。平成14年度からは、各支店に「ブランドマネージャー」を配置し、体制面での強化を図っており、今後も、お客さまに最も信頼されるリーディングブランドの確立を目指していきます。

【具体的成果】

- 「資産運用プラザ」の設置(64カ所)、「マネーライフ・コンサルティング・デスク」の増設(平成14年度上期23カ所)(平成14年9月末現在263カ所)
- 「新築限定ローン」「One's plus」「One's クイック」等の新商品・サービスの取り扱い開始
- 店舗統合による有人店舗ネットワークの再編 578カ店(平成13年4月合併時)→545カ店(平成14年9月末現在)

【今後の施策】

- コンサルティングビジネスの確立、決済ファイナンスビジネスの収益構造変革、ローコストオペレーションの徹底を通じた個人業務のデファクトスタンダードの確立
- 個人に関する金融サービスなら「三井住友銀行グループ」という、お客さまに最も信頼されるリーディングブランドの確立

法人部門

経済情勢が大きく変化するなかで、「円滑な資金供給・資金仲介」という金融機関本来の使命を、従来にも増して果たすために、「お客さまとの新たな融資取引」を推進してきました。

また、お客さまのさまざまなニーズに対し、質の高いサービスをスピーディーに提供できるように、ソリューションビジネスを一層推進し、「三井住友銀行の法人営業ブランド」の確立に努めています。

■お客さまとの「新たな融資取引」の推進

お客さまの多様な資金ニーズに対応し、これまで以上に強い信頼関係を築くために、

①お客さまのニーズに可能なかぎりお応えする姿勢の徹底

②お客さまの財務内容・お借入期間等を勘案したお借入金利についての説明の徹底と財務改善・業績向上アドバイスの推進

③お客さまの融資申し込みに対する迅速な回答

の3点を「新たな融資取引」のポイントとして推進してきました。

この方針の下、積極的にリスクテイクする融資体系の構築に注力し、特に中小企業のお客さま向けに、全国法人営業部・ビジネスサポートプラザにおいて、「ミドルIIファンド*1」「SMBC-CLO*2」「ビジネスセレクトローン*3」を積極的に推進し、平成14年度上期に16,500件/5,500億円の貸金を実行しました。

なかでも、ビジネスセレクトローンは、テレビCM・新聞広告等のマスプロモーションの効果もあり、9,600件/2,000億円の取り組み実績となりました。

また、この間の新しいお客さまとの貸金取引も3,500社/3,900億円となり、前年同期対比1,600社/1,100億円上回っている水準となっています。

平成14年度下期についても引き続き「新たな融資取引」に対してのご理解をいただきつつ、積極的にお客さまの資金ニーズに対応していきます。

(*1) ミドルIIファンド：中小企業のお客さまのうち、一定の基準に合致したお客さまについて、最大5億円まで無担保・第三者保証不要でご融資するもの。
(*2) SMBC-CLO：中小企業のお客さまのうち、一定の基準に合致したお客さまについて、債権プール型スキームによる流動化を前提に、あらかじめ定められた貸出形態で1億円を上限に無担保・第三者保証不要でご融資するもの。
(*3) ビジネスセレクトローン：売上高10億円以下のお客さまを対象に、中小企業専用の格付モデルに基づく判断により一定の基準に合致したお客さまについて、最大5,000万円まで無担保・第三者保証不要でご融資するもの。

■ソリューションビジネスの一層の推進

お客さまに真っ先にご相談いただける銀行「ファーストコールバンク」を目指し、各法人営業部に配置した高度な金融サービスを提供できるスタッフと本部の専門スタッフが、質の高いサービスをスピーディーに提供してきました。

この結果、平成14年度上期には国内為替取引、外国為替取引、金利・為替リスクヘッジ、シンジケーション等資金調達、事業再編の各分野において、お客さまのさまざまなニーズに対応することができました。

なかでもシンジケーションは新たな資金調達の方法としてお客さまにご理解いただき、前年度年間実績に迫る取り組み件数を上期中に計上することができました。

下期についても、引き続き、「シンジケーションによる資金調達」の定着化を推進していくとともに、各種流動化ニーズに対応するための専門スタッフの法人営業部への配置、M&Aニーズに一層積極的に対応できる体制の整備を進めていきます。

また、中国をはじめとするお客さまの海外進出ニーズに対しても付加価値の高いサービスを充実させ、ソリューションビジネスの強化を図り、「三井住友銀行の法人営業ブランド」の確立を目指します。

【具体的成果】

- 中小企業のお客さまの資金ニーズにお応えする「ミドルIIファンド」「ビジネスセレクトローン」を積極的に推進、多くのお客さまにご利用いただきました。
- お客さまの資金調達の多様化と安定化のために、新たな資金調達手法としてのシンジケーションをご提案し、数多くの成約をいただきました。

【今後の施策】

- お客さまのバランスシートを改善するための各種流動化商品のご提供に注力します。
- お客さまの事業再編ニーズに的確にお応えできるようにM&Aを推進する体制を一層強化します。
- お客さまの中国等への海外進出ニーズに対して、内外の拠点・本部専門スタッフを通じ、各種情報・ノウハウの提供をします。

企業金融部門

企業金融部門では、新銀行発足と同時にお客さまとの取引窓口を一本化しましたが、この一年間に顕在化してきた諸問題に対処すべく、平成14年度上期にフロント組織の一部見直しを行いました。

平成14年7月末には基幹システムの統合も完了したため、名実ともに旧行の壁を一切取り払い、完全に一体化された営業体制を確立しています。

これをベースとして、よりソリューション活動に軸足を置いた営業の展開が可能となり、企業価値最大化への取り組みを強化しています。

【具体的成果】

- フロント組織の改編
  ～シナジー効果極大化のために、現時点でベストと考えられるフロント体制に改編、同時に効率化を実現
- ソリューション機能の強化
  ～お客さまのニーズは多種多様ですが、現下の経済金融情勢・産業動向を踏まえ、事業ポートフォリオ見直し・再構築(⇒事業ソリューション)と、バランスシートマネジメント(⇒金融ソリューション)を最重点項目と定め、この推進による企業価値最大化への取り組みに傾注
- リスクリターン管理の徹底
  ～リスクリターンを重視した収益管理を徹底し、アセット効率を改善、並行して、お客さまのリスク自体を削減するソリューションに注力

【今後の施策】

- 当行投資銀行部門・大和証券SMBC(株)との連携や金融ソリューション室の運用を強化することによる事業再編・バランスシートマネジメント関連ソリューション力のさらなる引き上げ
- 大企業関連内外取引の一体運営化推進
- 高格付企業を多数抱えるという当部門の特性を踏まえた、市場型間接金融業務の拡大

平成14年度上期において、体制整備は完了しました。今後はより付加価値の高いサービスを、よりスピーディーに提供することに最も注力します。その中核となるのは、事業再編・事業再構築やバランスシートマネジメントにかかるソリューションであり、顧客企業グループに対して最適ソリューションをグローバルベースで提供していくことに注力していきます。

市場営業部門

市場営業部門では、多様化・高度化するお客さまのニーズに積極的に対応し、利便性の向上を図るため、システム開発や新商品の取り扱い、取引体制の整備等に注力しました。また、相場動向を踏まえた適切なポジション運営により高水準の収益を確保することができました。

【具体的成果】

- お客さまの利便性向上による取引の拡大
  ～i-Deal(アイディール=インターネットディーリングシステム)の提供開始
  ～アジアにおけるセールス体制の強化
- 内外相場動向を的確にとらえた大胆かつ機動的なオペレーションの実施
  ～外貨ALMの大幅増益、円貨ALM、トレーディングの高収益水準維持

<i-Deal>

市場営業部門では、お客さまの利便性向上に向けて、パソコンからインターネットを通じて、簡単な操作でスピーディーに為替予約締結を可能とするインターネットディーリングシステム、「i-Deal」(アイディール)の提供を開始しました。i-Dealには単なる約定機能のみならず、マーケット情報の提供やお客さまの業務の効率化といった面においても役立つ豊富な付随機能が盛り込まれています。

<アジアにおけるセールス体制の強化>

アジアにおけるお客さまとの資金・為替・デリバティブ取引をフルサポートするため、東京・香港・シンガポールにお客さまとの取引を専任とする担当者を配置し、お客さまにさまざまな情報や的確なアドバイスをボーダレスに提供するとともに、必要な取引に迅速に対応できる体制を整えました。

<業　績>

バンキング業務、トレーディング業務における内外相場動向をとらえたダイナミックなオペレーションにより、市場営業部門の上期収益は、前年同期比1,000億円以上の大幅増益を達成することができました。

【今後の施策】

- 顧客利便性の一層の向上と取引拡大のスピードアップ
- マーケットの動きを踏まえた各種リスクのコントロール

今後とも、市場営業部門は、お客さまに対する業界最高水準のサービス提供によるトップシェアの獲得とダイナミックなポジション運営による安定的かつ高水準の収益確保を目指すとともに、邦銀全般に対するマーケットの厳しい見方を踏まえ、市場・流動性リスクに配慮したオペレーションを行っていきます。

国際部門

国際部門では、日系・非日系を問わずグローバルに事業を展開されるお客さまに対して、高付加価値の金融総合サービスを提供していくために、「他の業務部門やグループ会社との連携による質の高いソリューションの提供」「国際CMS・カストディー等、アセットを用いない新しいビジネスのさらなる強化」「ライトサイジングの徹底と、地域特性を活かしたサービスの提供」といった施策に取り組んでいます。

【具体的成果】

- カストディーサービス
  ～専門誌において邦銀で唯一の最優秀の評価を３年連続獲得
- グローバル企業とのCMS取引拡大
  ～有力金融機関との提携による地場通貨決済サービスの提供、およびCMS機能の充実
- 台北支店開設
  ～アジア地域ネットワークの充実
- 対日進出非日系企業に対する専門部署でのソリューション提供

【今後の施策】

- グローバル企業に対する海外拠点との連携によるチームアプローチの促進
- 決済関連サービスや証券決済制度改革にかかるソリューション等、アセットを用いない業務のさらなる高度化
- 経営資源の集中投入による中国業務推進体制の強化

国際部門では、今後も他の業務部門やグループ会社等既存ネットワークの活用、海外金融機関との戦略的な業務提携等により、お客さまのニーズに的確かつ迅速に応え、質の高いソリューションを提供できる営業体制を整えていきます。

アジアにおいては、地域ごとに異なるマーケットに対応すべくネットワークの充実を図ります。また、特に成長著しい中国については、日系のお客さまの進出にかかるニーズに応えていきます。米州・欧州においては、当行ビジネスモデルの確立にも資するべく、金融サービス提供の一層の高度化を図ります。

全体として、アセットを用いない業務の強化、リスクリターンの向上を進めつつ、より一層効率的な業務体制の構築と拠点運営を目指していきます。

投資銀行部門

【具体的成果】

- 市場型間接金融業務の業容拡大
  ～国内シンジケーション組成額43％増加(前年同期比)
- お客さまのニーズにお応えする金銭債権流動化商品の提供
  ～「プール(小口)」「リボルビング」「連結」のすべてに対応
- 中堅・中小企業のお客さまへのマーケティングの強化
  ～デリバティブ、私募債業務の拡大

【今後の施策】

- 大和証券SMBC(株)をはじめとするグループ金融力を結集したソリューション提供力のさらなる強化
- シンジケーション業務、流動化業務の一層の推進

投資銀行部門は、法人のお客さまが抱える金融面でのさまざまな課題に、最適なソリューションをご提案します。

平成14年度上期においては、お客さまのニーズに合った商品提供に努めた結果、あらゆるプロダクツにおいて、平成13年度を上回る実績を残すことができました。注力分野の一つであるシンジケーション業務においては、国内組成件数128件(前年同期比71件増)、同組成金額19,045億円(同5,801億円増)と、大幅な業容拡大を達成しました。金銭債権流動化業務では、「プール(小口)」「リボルビング」「連結」といったニーズすべてに対応できる商品をご提供、お客さまのご支持をいただいています。また、タイムリーな情報提供と新種商品の投入、中堅・中小企業のお客さまへのマーケティングの強化により、デリバティブ業務と私募債受託業務等においても、大きな飛躍を遂げています。

投資銀行部門では、お客さまに一層ご満足いただけるサービスの提供を行うべく大和証券SMBC(株)、12月に発足した三井住友アセットマネジメント(株)をはじめとするグループ金融力を結集した金融ソリューションの提供に努めます。また、引き続きシンジケーション業務の推進、お客さまのニーズに合った流動化商品の提供に注力していきます。

三井住友銀行「SMBC ホームページ」のご案内

▶ www.smbc.co.jp

にアクセスしてください。

「SMBC ホームページ」では、商品・サービスについてのご案内をはじめ、さまざまな情報をタイムリーにご紹介しています。
また、インターネットバンキングや資料請求などもご利用いただけます。

▶「個人のお客さまへ」

http://www.smbc.co.jp/kojin/index.html

インターネットバンキングや店舗・ATM の検索、各種商品・サービスのご案内などを掲載しています。

▶「法人のお客さまへ」

http://www.smbc.co.jp/hojin/index.html

各種商品・サービスをはじめ、三井住友銀行が法人のお客さまへ提供する多彩なビジネスソリューションについてご説明しています。

▶「投資家のみなさまへ」

http://www.smbc.co.jp/ir/index.html

会社概要や社債に関する情報を掲載しています。
なお、三井住友フィナンシャルグループ(SMFG)設立に伴い、財務情報、IR 情報などは、すべて SMFG サイトに掲載しています。

CONTENTS

財務データ

業績の概要と分析

平成14年度中間期の連結・単体決算の概要は以下のとおりとなりました。

連結決算の概要

I 業績

平成14年度中間連結決算は、連結子会社147社(国内102社・海外45社)、持分法適用会社38社(国内10社・海外28社)を対象としています。

平成14年度中間連結決算は、連結粗利益が前年同期比1,417億円増加して1兆1,164億円となりましたが、営業経費、貸倒償却引当費用、株式等関係損益等を加減した結果、経常利益は同354億円増加して1,499億円となりました。これに特別損益、法人税等、少数株主利益を加減した結果、中間純利益は同209億円増加して551億円となりました。

また、平成14年度中間期末の預金残高は、平成13年度末比3兆5,476億円減少して61兆4,383億円となり、譲渡性預金は同1兆8,156億円減少して4兆8,465億円となりました。

一方、貸出金残高は同1兆923億円減少して62兆5,533億円、有価証券残高は同1兆9,560億円増加して22兆6,507億円となりました。

資本勘定(純資産)につきましては、その他有価証券評価差額金の減少等により、平成13年度末比2,226億円減少して2兆6,900億円となりました。

■連結子会社・持分法適用会社数

(単位 社)

	平成13年度中間期末	平成14年度中間期末	平成13年度末
連結子会社数	155	147	144
持分法適用会社数	40	38	38

■損益の状況

(金額単位 百万円)

	平成13年度中間期	平成14年度中間期	平成13年度
連結粗利益	974,718	1,116,392	2,077,681
資金利益	674,730	733,944	1,449,783
役務取引等利益	153,547	162,423	319,532
特定取引利益	73,656	109,816	129,432
その他業務利益	72,784	110,208	178,932
営業経費	△468,382	△446,103	△935,553
貸倒償却引当費用	△356,690	△318,583	△1,703,363
貸出金償却	△196,816	△122,826	△391,923
個別貸倒引当金繰入額	△62,300	△154,913	△681,457
一般貸倒引当金繰入額	△62,814	△22,660	△527,445
その他	△34,758	△18,182	△102,537
株式等関係損益	△18,895	△197,926	△17,808
持分法による投資損益	△364	2,807	2,964
その他	△15,935	△6,730	△4,547
経常利益(△は経常損失)	114,450	149,856	△580,628
特別損益	△15,785	△39,506	△23,710
税金等調整前中間(当期)純利益(△は当期純損失)	98,665	110,349	△604,338
法人税、住民税及び事業税	△37,746	△26,700	△101,860
法人税等調整額	△3,605	△10,333	289,305
少数株主利益	△23,116	△18,170	△46,993
中間(当期)純利益(△は当期純損失)	34,196	55,145	△463,887
<参考>連結業務純益(金額単位 億円)	4,478	6,086	9,919

(注) 1. 連結粗利益=(資金運用収益−資金調達費用)+(役務取引等収益−役務取引等費用)+(特定取引収益−特定取引費用)+(その他業務収益−その他業務費用)
2. 連結業務純益=単体業務純益(一般貸倒引当金繰入前)+連結子会社経常利益(臨時要因調整後)+持分法適用会社経常利益×持分割合−内部取引(配当等)

■資産・負債・資本勘定

（金額単位　百万円）

	平成13年度中間期末	平成14年度中間期末	平成13年度末
資産	107,502,027	104,396,997	108,005,001
うち貸出金	64,727,609	62,553,278	63,645,586
うち有価証券	20,511,560	22,650,667	20,694,632
負債	103,181,928	100,754,733	104,108,534
うち預金	60,533,175	61,438,332	64,985,976
うち譲渡性預金	11,291,895	4,846,529	6,662,097
少数株主持分	967,934	952,253	983,847
資本勘定	3,352,163	2,690,010	2,912,619

II 有価証券の評価損益

平成14年度中間期末の有価証券の評価損益は、平成13年度末比3,324億円減少して8,309億円の評価損になりました。このうち、資本直入の対象となるその他有価証券（含むその他の金銭の信託）の評価損益は、同3,362億円減少して8,355億円の評価損となりました。

その他有価証券の評価損が大幅に拡大しているのは、景気低迷状況が持続していることに加え、世界経済の先行き不透明感の強まり等を背景に株式相場が軟調に推移したことから、株式評価損益が平成13年度末比4,380億円減少したことが主な要因です。

■有価証券の評価損益

（金額単位　百万円）

	平成14年度中間期末				平成13年度末		
	評価損益				評価損益		
		平成13年度末比	評価益	評価損		評価益	評価損
満期保有目的	4,660	3,768	4,745	△85	892	1,262	△370
その他有価証券	△835,048	△339,541	243,751	△1,078,800	△495,507	260,042	△755,549
株式	△947,255	△437,950	106,545	△1,053,800	△509,305	192,620	△701,926
債券	65,542	29,083	73,526	△7,983	36,459	58,810	△22,351
その他	46,664	69,325	63,680	△17,015	△22,661	8,610	△31,271
その他の金銭の信託	△467	3,358	371	△838	△3,825	135	△3,960
合計	△830,855	△332,415	248,868	△1,079,724	△498,440	261,440	△759,881
株式	△947,255	△437,950	106,545	△1,053,800	△509,305	192,620	△701,926
債券	69,108	32,474	77,092	△7,983	36,634	59,303	△22,669
その他	47,291	73,060	65,231	△17,939	△25,769	9,515	△35,284

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 株式については主に（中間）期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、（中間）連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

III 連結自己資本比率

平成14年度中間期末の連結自己資本比率（国際統一基準）は、10.37％となりました。

自己資本比率の分子となる自己資本は、その他有価証券の評価損益の悪化、親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額の控除などのため、平成13年度末比5,274億円減少して6兆5,335億円となりました。また、分母となるリスク・アセットは、不良債権の処理および保有株式の売却を進めたことに加えて、低採算の海外資産の削減や国内資金需要の低迷を主な要因として、平成13年度末比4兆5,668億円減少して62兆9,812億円となりました。

■連結自己資本比率の状況（国際統一基準）

（金額単位　百万円）

	平成13年度中間期末	平成14年度中間期末	平成13年度末
Tier 1（基本的項目）	4,083,690	3,381,338	3,719,366
Tier 2（補完的項目）	3,300,859	3,316,197	3,504,772
控除項目	△89,665	△164,081	△163,331
自己資本　計	7,294,883	6,533,454	7,060,807
リスク・アセット	67,557,366	62,981,231	67,548,012
自己資本比率	10.79%	10.37%	10.45%

（注）平成14年度中間期末については、平成14年12月2日に設立された親会社「株式会社三井住友フィナンシャルグループ」への中間配当予定額の上限額124,000百万円をTier 1（基本的項目）から控除して算出しております。なお、中間配当予定額を控除しなかった場合の連結自己資本比率は10.58％であります。

単体決算の概要

Ⅰ 業績

平成14年度中間期は、業務粗利益が前年同期比486億円増加の8,979億円、経費(除く臨時処理分)が123億円減少したことにより、業務純益(除く一般貸倒引当金繰入額)は、前年同期比609億円増加して5,767億円となりました。

この業務純益(除く一般貸倒引当金繰入額)に、貸倒償却引当費用、株式等関係損益などの臨時的な損益を加えた後の経常利益は、997億円となりました。貸倒償却引当費用については、一般貸倒引当金繰入額を加えた処理額は2,663億円となりました。また、株式等関係損益については、1,918億円の損失となりました。

また、特別損益が387億円の損失、法人税等の税負担が161億円となりましたので、経常利益にこれらの損益を加減した中間純利益は前年同期比349億円減少して449億円となりました。

Ⅱ 損益の状況

業務粗利益

業務粗利益は前年同期比486億円増加の8,979億円となりました。このうち、国内業務粗利益は、子会社等からの配当の減少等から資金利益が前年同期比197億円減少した一方、債券相場の変動をとらえた機動的なオペレーションの結果、国債等債券損益が前年同期比128億円増と好調だったほかシンジケーションや私募債引受等の投資銀行関連業務を中心に役務取引等利益が前年同期比105億円増益となったことを主因として、前年同期比43億円の増益となりました。また、国際業務粗利益においては、海外現地法人からの配当の減少等から資金利益が前年同期比188億円減少した一方、ドル金利等の低下局面をとらえた運営が奏効し国債等債券損益が335億円の増益となったほか、特定取引利益が329億円増益となったことなどにより、前年同期比443億円の増益となりました。

経費

経費(除く臨時処理分)は、前年同期比123億円減少して3,212億円となりました。これは、人員の削減を主な要因として人件費が109億円減少したほか、国内外店舗統廃合やATM等のチャネルネットワーク効率化の推進等により物件費が23億円減少したことが主な要因です。

業務純益

以上の結果、平成14年度中間期の業務純益(除く一般貸倒引当金繰入額)は、前年同期比609億円増加して5,767億円となりました。

■業務純益

(金額単位　百万円)

	平成13年度中間期	平成14年度中間期	平成13年度
資金利益	674,574	636,117	1,476,512
役務取引等利益	73,284	85,784	165,272
特定取引利益	70,906	103,408	121,289
その他業務利益	30,509	72,542	90,440
業務粗利益	849,274	897,852	1,853,515
(除く国債等債券損益)	(819,142)	(821,460)	(1,786,954)
国内業務粗利益	615,980	620,300	1,256,373
国際業務粗利益	233,294	277,552	597,141
一般貸倒引当金繰入額	△37,402	△20,564	△504,558
経費(除く臨時処理分)	△333,470	△321,201	△670,145
人件費	△140,090	△129,174	△271,788
物件費	△177,730	△175,372	△366,637
税金	△15,649	△16,654	△31,719
業務純益	478,401	556,087	678,811
除く一般貸倒引当金繰入額	515,804	576,651	1,183,369
除く国債等債券損益	485,671	500,259	1,116,808

[参考]

■業務部門別業績

(金額単位　億円)

業務純益(除く一般貸倒引当金繰入額)	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成14年度中間期	178	1,904	701	197	3,232	△445	5,767
前年同期比	+68	+251	+90	+36	+1,181	△1,017	+609

(注) 1. 前年同期比は金利影響・為替影響等を除いた社内管理ベースであります。
2. 「本社管理」内訳：(1)子会社関連会社からの受取配当、(2)優先証券コスト・劣後調達コスト、(3)自己資本運用益、(4)部門間の調整　等。

臨時損益(不良債権処理等)

臨時損益は4,564億円の損失となりました。これは、2,457億円の不良債権処理(一般貸倒引当金繰入額まで含めた貸倒償却費用は2,663億円)を行っていること、株式等関係損益でネット164億円の売却損を計上するとともに減損ルールに基づき1,754億円の償却を行っていることを主因としています。なお、不良債権処理及び不良債権の開示額については、14ページ以降の「不良債権の現状」をご覧ください。

経常利益

以上の結果、経常利益は前年同期比274億円減益の997億円となりました。

特別損益

特別損益は、387億円の損失となりました。これは、合併に伴う店舗の統廃合やシステム統合による除却という特別な事情があったほか、動産不動産処分損益が96億円の損失となったこと、退職給付会計基準変更時差異償却を101億円計上したことを主因としています。

中間純利益

法人税、住民税及び事業税については68億円となりました。また、税効果会計による法人税等調整額は93億円となりました。これらの結果、中間純利益は前年同期比349億円減益の449億円となりました。

■経常利益・中間(当期)純利益

(金額単位　百万円)

	平成13年度中間期	平成14年度中間期	平成13年度
業務純益(除く一般貸倒引当金繰入額)	515,804	576,651	1,183,369
一般貸倒引当金繰入額	△37,402	△20,564	△504,558
貸出金償却	△138,692	△88,928	△283,895
個別貸倒引当金繰入額	△98,372	△140,640	△663,184
債権売却損失引当金繰入額	△23,633	△7,109	△37,034
共同債権買取機構売却損	△2,159	△3,013	△8,363
延滞債権売却損等	△13,510	△10,006	△50,589
うち個別不良債権処理額	△276,368	△249,697	△1,043,066
うち特定海外債権引当勘定繰入額	8,332	3,974	4,546
(貸倒償却引当費用(注))	(△305,437)	(△266,287)	(△1,543,078)
株式等売却益	28,221	35,153	54,196
株式等売却損	△11,958	△51,543	△54,300
株式等償却	△68,908	△175,452	△130,585
うち株式等関係損益	△52,646	△191,842	△130,689
臨時損益	△351,253	△456,393	△1,200,917
経常利益(△は経常損失)	127,148	99,694	△522,106
うち動産不動産処分損益	△4,596	△9,570	△14,201
うち退職給付会計基準変更時差異償却	△10,083	△10,083	△20,167
特別損益	△16,092	△38,735	△14,531
法人税、住民税及び事業税	△9,762	△6,787	△32,737
法人税等調整額	△21,499	△9,308	246,522
中間(当期)純利益(△は当期純損失)	79,794	44,862	△322,852

(注) 貸倒償却引当費用＝一般貸倒引当金繰入額＋個別不良債権処理額＋特定海外債権引当勘定繰入額

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は平成13年度末比3兆1,817億円減少して、98兆9,009億円となりました。資産が減少したのは、現金預け金が効率的な外貨資金運用を目的として国際部門主体に預け金を減少させたことを主因に2兆7,342億円減少したことに加えて、貸出金についても、景気低迷状況が持続するなか、引き続き企業の資金需要が落ち込んでいることや問題先債権の回収に積極的に取り組んでいることから、平成13年度末比1兆257億円減少したことが主な要因です。

負債

負債は、平成13年度末比2兆9,842億円減少して、95兆9,019億円となりました。売渡手形が3兆3,346億円増加した一方で、預金が3兆7,408億円、譲渡性預金が1兆7,208億円、コールマネーが1兆3,792億円、コマーシャル・ペーパーが1兆5億円減少したことが主な要因です。

資本勘定

資本勘定(純資産)は、平成13年度末比1,975億円減少して2兆9,989億円となりました。資本勘定が減少したのは、その他有価証券に係る評価損益が株式市況の低迷により評価損が拡大したため2,048億円減少していることが主な要因です。

平成14年度中間期末発行済株式総数は、普通株式5,709百万株および優先株式967百万株であり、優先株式を除いた1株当たり純資産額は297円44銭となりました。

■資産・負債・資本勘定

(金額単位　百万円)

	平成13年度中間期末	平成14年度中間期末	平成13年度末
資産	101,342,107	98,900,873	102,082,581
うち貸出金	61,071,591	58,902,641	59,928,368
うち有価証券	19,988,203	22,377,416	20,442,996
負債	97,827,465	95,901,925	98,886,088
うち預金	56,611,281	57,311,051	61,051,813
うち譲渡性預金	11,152,501	4,856,700	6,577,539
資本勘定	3,514,642	2,998,947	3,196,492

IV 有価証券の評価損益

平成14年度中間期末の有価証券の評価損益は、平成13年度末比3,438億円減少して8,283億円の評価損になりました。このうち、資本直入の対象となるその他有価証券(含むその他の金銭の信託)の評価損益は、平成13年度末比3,336億円減少して8,191億円の評価損となりました。

その他有価証券の評価損が大幅に拡大しているのは、景気低迷状況が持続していることに加え、世界経済の先行き不透明感の強まり等を背景に株式相場が軟調に推移したことから、株式評価損益が4,323億円減少したことが主な要因です。

■有価証券の評価損益

(金額単位　百万円)

	平成14年度中間期末				平成13年度末		
	評価損益				評価損益		
		平成13年度末比	評価益	評価損		評価益	評価損
満期保有目的	3,571	2,425	3,655	△83	1,146	1,165	△19
子会社・関連会社株式	△12,769	△12,668	5,830	△18,599	△101	12,740	△12,841
その他有価証券	△818,599	△336,945	228,470	△1,047,069	△481,654	244,238	△725,892
株式	△933,147	△432,250	97,487	△1,030,634	△500,897	180,943	△681,841
債券	62,349	24,566	68,587	△6,238	37,783	55,597	△17,814
その他	52,198	70,738	62,395	△10,196	△18,540	7,696	△26,236
その他の金銭の信託	△467	3,358	371	△838	△3,825	135	△3,960
合計	△828,264	△343,830	238,326	△1,066,591	△484,434	258,279	△742,714
株式	△945,917	△444,918	103,317	△1,049,234	△500,999	193,684	△694,683
債券	64,856	26,642	71,095	△6,238	38,214	56,029	△17,814
その他	52,795	74,445	63,914	△11,118	△21,650	8,566	△30,216

(注) 1.「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては(中間)期末日前1カ月の平均時価に、それ以外は(中間)期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、(中間)貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。

中間連結財務諸表

当行の中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。以下の中間連結貸借対照表、中間連結損益計算書、中間連結剰余金計算書及び中間連結キャッシュ・フロー計算書は、上記の中間連結財務諸表に基づいて作成しております。

中間連結貸借対照表

（金額単位　百万円）

科目	平成13年度中間期末 平成13年9月30日現在	平成14年度中間期末 平成14年9月30日現在	平成13年度末 平成14年3月31日現在
（資産の部）			
現金預け金	5,736,255	2,905,651 ※8	5,632,296
コールローン及び買入手形	425,289	474,150	720,154
買現先勘定	981,216	82,218	793,266
債券貸借取引支払保証金	—	2,186,491	—
買入金銭債権	330,214	307,755	461,879
特定取引資産	3,225,015	3,442,097 ※8	3,278,105
金銭の信託	63,622	44,106	33,860
有価証券	20,511,560	22,650,667 ※1,2,8	20,694,632
貸出金	64,727,609	62,553,278 ※3,4,5,6,7,8,9	63,645,586
外国為替	644,896	922,640 ※7,8	795,755
その他資産	4,362,508	3,302,344 ※8	6,447,644
動産不動産	1,414,607	1,172,058 ※8,11,12	1,207,589
リース資産	939,746	930,418 ※12	927,120
繰延税金資産	1,696,347	1,999,075	1,882,464
再評価に係る繰延税金資産	—	726 ※11	726
連結調整勘定	5,446	19,031	18,518
支払承諾見返	3,601,158	3,453,755	3,625,047
貸倒引当金	△1,163,469	△2,049,472	△2,159,649
資産の部合計	**107,502,027**	**104,396,997**	**108,005,001**

中間連結財務諸表

（金額単位　百万円）

科目	平成13年度中間期末 平成13年9月30日現在	平成14年度中間期末 平成14年9月30日現在	平成13年度末 平成14年3月31日現在
（負債の部）			
預金	60,533,175	61,438,332 ※8	64,985,976
譲渡性預金	11,291,895	4,846,529	6,662,097
コールマネー及び売渡手形	8,541,814	12,739,570 ※8	10,775,484
売現先勘定	1,808,365	1,946,489 ※8	1,468,504
債券貸借取引受入担保金	—	3,842,595 ※8	—
コマーシャル・ペーパー	1,274,071	185,500	1,167,500
特定取引負債	2,163,173	2,599,491 ※8	2,331,500
借用金	2,938,927	2,721,278 ※8, 13	2,889,907
外国為替	251,403	438,643	299,610
社債	3,398,674	3,582,598 ※14	3,505,820
転換社債	1,106	—	1,106
債券貸付取引担保金	3,906,531	—	3,174,799
その他負債	2,943,028	2,645,968 ※8, 10	2,861,669
賞与引当金	22,385	21,216	21,606
退職給付引当金	180,457	148,116	147,972
債権売却損失引当金	126,538	47,190	86,371
特別法上の引当金	637	255	336
繰延税金負債	53,352	34,507	39,206
再評価に係る繰延税金負債	145,229	62,693 ※11	64,015
支払承諾	3,601,158	3,453,755 ※8	3,625,047
負債の部合計	**103,181,928**	**100,754,733**	**104,108,534**
少数株主持分	**967,934**	**952,253**	**983,847**
（資本の部）			
資本金	1,326,746	—	1,326,746
資本準備金	1,684,361	—	1,326,758
再評価差額金	230,153	—	121,244
連結剰余金	541,424	—	475,357
その他有価証券評価差額金	△394,819	—	△304,837
為替換算調整勘定	△18,479	—	△15,174
計	3,369,386	—	2,930,095
自己株式	△33	—	△283
子会社の所有する親会社株式	△17,189	—	△17,191
資本の部合計	**3,352,163**	**—**	**2,912,619**
（資本の部）			
資本金	—	1,326,746	—
資本剰余金	—	1,683,896	—
利益剰余金	—	138,823	—
土地再評価差額金	—	117,957 ※11	—
その他有価証券評価差額金	—	△512,407	—
為替換算調整勘定	—	△53,754	—
自己株式	—	△11,250	—
資本の部合計	**—**	**2,690,010**	**—**
負債、少数株主持分及び資本の部合計	**107,502,027**	**104,396,997**	**108,005,001**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結財務諸表

中間連結損益計算書

（金額単位　百万円）

科目	平成13年度中間期 自 平成13年4月 1 日 至 平成13年9月30日	平成14年度中間期 自 平成14年4月 1 日 至 平成14年9月30日	平成13年度 自 平成13年4月 1 日 至 平成14年3月31日
経常収益	**1,801,802**	**1,762,535**	**3,779,702**
資金運用収益	1,067,744	954,856	2,176,685
（うち貸出金利息）	(731,458)	(639,943)	(1,420,950)
（うち有価証券利息配当金）	(147,883)	(140,090)	(318,508)
役務取引等収益	189,936	204,619	387,280
特定取引収益	73,656	110,534	129,450
その他業務収益	394,199	444,096	845,583
その他経常収益	76,266	48,429 ※1	240,702
経常費用	**1,687,351**	**1,612,679**	**4,360,330**
資金調達費用	393,013	220,912	726,901
（うち預金利息）	(193,420)	(83,905)	(331,670)
役務取引等費用	36,388	42,195	67,747
特定取引費用	—	718	17
その他業務費用	321,415	333,888	666,651
営業経費	468,382	446,103	935,553
その他経常費用	468,151	568,862 ※2	1,963,458
経常利益（△は経常損失）	**114,450**	**149,856**	**△580,628**
特別利益	**5,866**	**2,942 ※3**	**29,428**
特別損失	**21,652**	**42,448 ※4**	**53,138**
税金等調整前中間（当期）純利益（△は税金等調整前当期純損失）	**98,665**	**110,349**	**△604,338**
法人税、住民税及び事業税	**37,746**	**26,700**	**101,860**
法人税等調整額	**3,605**	**10,333**	**△289,305**
少数株主利益	**23,116**	**18,170**	**46,993**
中間（当期）純利益（△は当期純損失）	**34,196**	**55,145**	**△463,887**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結剰余金計算書

（金額単位　百万円）

科目	平成13年度中間期 自 平成13年4月1日 至 平成13年9月30日	平成14年度中間期 自 平成14年4月1日 至 平成14年9月30日	平成13年度 自 平成13年4月1日 至 平成14年3月31日
連結剰余金期首残高	**319,924**	—	**319,924**
連結剰余金増加高	**309,864**	—	**741,468**
再評価差額金の取崩に伴う剰余金増加高	—	—	60,132
合併に伴う剰余金増加高	296,313	—	309,177
連結子会社の合併に伴う剰余金増加高	1,786	—	2,778
連結子会社の増加に伴う剰余金増加高	10,936	—	10,936
持分法適用会社の増加に伴う剰余金増加高	828	—	828
資本準備金の取崩に伴う剰余金増加高	—	—	357,614
連結剰余金減少高	**122,561**	—	**122,148**
配当金	11,199	—	11,199
連結子会社の合併に伴う剰余金減少高	4,465	—	4,465
連結子会社の増加に伴う剰余金減少高	106,479	—	106,479
持分法適用会社の増加に伴う剰余金減少高	3	—	3
再評価差額金の取崩に伴う剰余金減少高	413	—	—
中間（当期）純利益（△は当期純損失）	**34,196**	—	**△ 463,887**
連結剰余金中間期末（期末）残高	**541,424**	—	**475,357**
（資本剰余金の部）			
資本剰余金期首残高	—	**1,684,373**	—
資本準備金期首残高	—	1,326,758	—
その他資本剰余金期首残高	—	357,614	—
資本剰余金減少高	—	**476**	—
自己株式処分差損	—	476	—
資本剰余金中間期末残高	—	**1,683,896**	—
（利益剰余金の部）			
利益剰余金期首残高	—	**117,743**	—
利益剰余金増加高	—	**58,431**	—
中間純利益	—	55,145	—
土地再評価差額金の取崩に伴う増加高	—	3,283	—
連結子会社の合併に伴う増加高	—	3	—
利益剰余金減少高	—	**37,351**	—
配当金	—	37,349	—
連結子会社の減少に伴う減少高	—	2	—
利益剰余金中間期末残高	—	**138,823**	—

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

(金額単位　百万円)

科目	平成13年度中間期 自 平成13年4月1日 至 平成13年9月30日	平成14年度中間期 自 平成14年4月1日 至 平成14年9月30日	平成13年度 自 平成13年4月1日 至 平成14年3月31日
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間(当期)純利益(△は税金等調整前当期純損失)	98,665	110,349	△604,338
動産不動産等減価償却費	46,712	44,208	96,374
リース資産減価償却費	153,718	149,071	306,044
連結調整勘定償却額	1,827	2,773	4,806
持分法による投資損益(△)	364	△2,807	△2,964
貸倒引当金の増加額	△104,836	△109,670	884,174
債権売却損失引当金の増加額	△18,728	△39,180	△58,895
賞与引当金の増加額	22,385	△402	21,606
退職給付引当金の増加額	△9,984	147	△42,469
資金運用収益	△1,067,744	△954,856	△2,176,685
資金調達費用	393,013	220,912	726,901
有価証券関係損益(△)	△17,951	107,763	△64,057
金銭の信託の運用損益(△)	349	3,703	56
為替差損益(△)	9,313	154,537	△160,717
動産不動産処分損益(△)	8,309	11,034	23,052
リース資産処分損益(△)	885	2,020	995
営業譲渡益	△5,000	—	△5,000
特定取引資産の純増(△)減	△727,177	△216,670	△757,328
特定取引負債の純増減(△)	880,170	321,258	1,030,514
貸出金の純増(△)減	658,132	1,008,160	1,794,503
預金の純増減(△)	△2,512,450	△3,532,384	1,887,932
譲渡性預金の純増減(△)	△355,050	△1,813,399	△4,989,141
借用金(劣後特約付借入金を除く)の純増減(△)	△430,281	△71,036	△456,519
有利息預け金の純増(△)減	1,525,833	2,294,589	2,018,942
コールローン等の純増(△)減	2,113,527	1,071,737	1,904,425
債券借入取引担保金の純増(△)減	△223,111	—	△2,196,808
債券貸借取引支払保証金の純増(△)減	—	834,028	—
コールマネー等の純増減(△)	△4,881,493	2,490,237	△3,020,667
コマーシャル・ペーパーの純増減(△)	△462,749	△982,000	△569,827
債券貸付取引担保金の純増減(△)	△984,252	—	△1,715,984
債券貸借取引受入担保金の純増減(△)	—	667,795	—
外国為替(資産)の純増(△)減	93,962	△129,163	△56,299
外国為替(負債)の純増減(△)	655	139,635	48,749
普通社債の発行・償還による純増減(△)	200,293	182,702	359,901
資金運用による収入	1,154,603	1,049,827	2,342,208
資金調達による支出	△475,110	△243,453	△829,888
その他	△753,281	△171,533	△1,070,901
小計	△5,666,480	2,599,937	△5,327,304
法人税等の支払額	△31,808	△37,447	△54,205
営業活動によるキャッシュ・フロー	**△5,698,288**	**2,562,490**	**△5,381,510**
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△20,323,863	△27,644,498	△39,722,661
有価証券の売却による収入	16,412,440	20,817,747	32,828,672
有価証券の償還による収入	9,595,326	4,256,509	12,828,207
金銭の信託の増加による支出	△1,677	△14,621	△5,011
金銭の信託の減少による収入	8,653	4,026	42,663
動産不動産の取得による支出	△24,814	△30,911	△73,354
動産不動産の売却による収入	4,469	28,219	134,704
リース資産の取得による支出	△182,574	△162,426	△342,964
リース資産の売却による収入	17,289	14,875	37,736
連結範囲の変更を伴う子会社株式の取得による支出	△599	△3,924	△599
連結範囲の変更を伴う子会社株式の売却による収入	—	53	416
営業譲渡による収入	5,000	—	5,000
投資活動によるキャッシュ・フロー	**5,509,649**	**△2,734,949**	**5,732,808**
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	45,000	117,000	128,000
劣後特約付借入金の返済による支出	△146,000	△204,500	△278,000
劣後特約付社債・転換社債の発行による収入	151,000	—	201,198
劣後特約付社債・新株予約権付社債の発行による収入	—	152,687	—
劣後特約付社債・転換社債の償還による支出	△89,045	—	△262,361
劣後特約付社債・新株予約権付社債の償還による支出	—	△226,871	—
配当金支払額	△11,084	△37,313	△11,101
合併交付金支払額	△17,834	—	△17,839
少数株主からの払込みによる収入	—	220	9,000
少数株主への配当金支払額	△22,153	△25,147	△39,064
自己株式の取得による支出	△8,288	△3,588	△8,539
自己株式の売却による収入	8,286	4,968	8,286
子会社の所有する親会社株式の売却による収入	1,607	—	1,607
財務活動によるキャッシュ・フロー	**△88,511**	**△222,546**	**△268,813**
Ⅳ 現金及び現金同等物に係る換算差額	**△1,320**	**△2,325**	**3,595**
Ⅴ 現金及び現金同等物の増加額 (△は現金及び現金同等物の減少額)	**△278,471**	**△397,329**	**86,079**
Ⅵ 現金及び現金同等物の期首残高	**868,132**	**2,128,742**	**868,132**
Ⅶ 合併に伴う現金及び現金同等物の増加額	**1,075,527**	—	**1,075,527**
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	**2,401**	**0**	**2,544**
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	**96,459**	—	**96,459**
Ⅹ 現金及び現金同等物の中間期末(期末)残高	**1,764,049**	**1,731,413**	**2,128,742**

(注) 記載金額は、百万円未満を切り捨てて表示しております。

中間連結財務諸表

中間連結財務諸表作成のための基本となる重要な事項 (当中間連結会計期間　自 平成14年4月1日　至 平成14年9月30日)

1. 連結の範囲に関する事項

(1) 連結子会社　147社

主要な会社名

株式会社みなと銀行
株式会社関西銀行
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、フィナンシャル・リンク株式会社、マツダオートリース株式会社は株式取得により、エスエムビーシーパーソネルサポート株式会社他3社は新規設立により当中間連結会計期間から連結子会社としております。また、Sakura Trust International Limited 他1社は清算により、エス・ビー・オートサービス株式会社は売却により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。

(2) 非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マネイジメント株式会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社　5社

主要な会社名

SBCS Co., Ltd.

(2) 持分法適用の関連会社　33社

主要な会社名

大和証券エスエムビーシー株式会社
株式会社クオーク

(3) 持分法非適用の非連結子会社

子会社エス・ビー・エル・マネイジメント株式会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第7条第1項ただし書第2号により、持分法非適用にしております。

(4) 持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の中間決算日等に関する事項

(1) 連結子会社の中間決算日は次のとおりであります。

3月末日　5社
4月末日　1社
6月末日　56社
7月末日　1社
9月末日　84社

(2) 3月末日を中間決算日とする連結子会社は、9月末日現在、4月末日を中間決算日とする連結子会社については、7月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。
中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下「特定取引目的」)の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

(2) 有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前1カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は上記(1)及び(2)①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法

デリバティブ取引(特定取引目的の取引を除く)の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法

①動産不動産及びリース資産

当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建　物　　7年～50年
動　産　　3年～20年

連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

②ソフトウェア

自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準

当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,768,046百万円であります。

(6) 賞与引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。
(7) 退職給付引当金の計上基準
退職給付引当金(前払年金費用)は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
過去勤務債務:
その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理
数理計算上の差異:
各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
なお、会計基準変更時差異については、主として5年による按分額を費用処理することとし、当中間連結会計期間においては同按分額に12分の6を乗じた額を計上しております。
(8) 債権売却損失引当金の計上基準
株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。
なお、この引当金は商法第287条ノ2に規定する引当金であります。
(9) 特別法上の引当金の計上基準
特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金237百万円であり、次のとおり計上しております。
①金融先物取引責任準備金
金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
②証券取引責任準備金
国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。
(10) 外貨建資産・負債の換算基準
当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。
連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。
(11) リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
(12) リース取引等に関する収益及び費用の計上基準
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。
(13) 重要なヘッジ会計の方法
当行はヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。
なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。
(14) 消費税等の会計処理
当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
(15) 税効果会計に関する事項
中間連結会計期間に係る納付税額及び法人税等調整額は、当行及び国内連結子会社の決算期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間連結会計期間に係る金額を計算しております。

5. 中間連結キャッシュ・フロー計算書における資金の範囲
中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【表示方法の変更】
(中間連結貸借対照表)
「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、前中間連結会計期間において「その他資産」に含めて表示していた「債券借入取引担保金」は、当中間連結会計期間より「債券貸借取引支払保証金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は2,186,491百万円減少し、「債券貸借取引支払保証金」は同額増加しております。また、前中間連結会計期間における「債券貸付取引担保金」は、当中間連結会計期間より「債券貸借取引受入担保金」として表示しております。

(中間連結キャッシュ・フロー計算書)
「銀行法施行規則の一部を改正する内閣府令」(平成14年内閣府令第63号)により、銀行法施行規則別紙様式が改正されたことに伴い、以下のとおり表示方法を変更しております。
(1) 前中間連結会計期間における「債券借入取引担保金の純増(△)減」、「債券貸付取引担保金の純増減(△)」は、当中間連結会計期間から、それぞれ「債券貸借取引支払保証金の純増(△)減」、「債券貸借取引受入担保金の純増減(△)」として記載しております。
(2) 前中間連結会計期間における「劣後特約付社債・転換社債の発行による収入」、「劣後特約付社債・転換社債の償還による支出」は、当中間連結会計期間から、それぞれ「劣後特約付社債・新株予約権付社債の発行による収入」、「劣後特約付社債・新株予約権付社債の償還による支出」として記載しております。

【追加情報】
1. 外貨建取引等会計処理基準
当行及び国内銀行連結子会社は、従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号。以下「旧報告」という。)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しておりましたが、当中間連結会計期間からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。
外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
なお、当中間連結会計期間は、日本公認会計士協会業種別監査委員会報告第25号に規定する経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、中間連結貸借対照表上、相殺表示しております。
資金関連スワップ取引については、債権元本相当額及び債務元本相当額の中間連結決算日の為替相場による正味の円換算額を中間連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間連結損益計算書に計上するとともに、中間連結決算日の未収収益又は未払費用を計上しております。
なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
この変更による中間連結財務諸表への影響は軽微であります。

2. 自己株式及び法定準備金取崩等会計基準
当中間連結会計期間から、「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準委員会平成14年2月21日)を適用しております。
これにより、中間連結貸借対照表上、「有価証券」は826百万円減少し、「資本の部」は3,709百万円増加し、「少数株主持分」は4,536百万円減少しております。
なお、中間連結損益計算書に与える影響は軽微であります。

また、中間連結財務諸表規則及び銀行法施行規則の改正により、当中間連結会計期間における中間連結貸借対照表の資本の部及び中間連結剰余金計算書については、改正後の中間連結財務諸表規則及び銀行法施行規則により作成しております。
また、中間連結キャッシュ・フロー計算書において、従来区分掲記しておりました「子会社の所有する親会社株式の売却による収入」(当中間連結会計期間4,968百万円)は当中間連結会計期間より「自己株式の売却による収入」に含めております。

注記事項(当中間連結会計期間 自 平成14年4月1日 至 平成14年9月30日)

(中間連結貸借対照表関係)

※1. 有価証券には、非連結子会社及び関連会社の株式187,006百万円及び出資金1,691百万円を含んでおります。

※2. 無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に301百万円含まれております。
無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,190,151百万円、当中間連結会計期間末に当該処分をせずに所有しているものは107,709百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

※3. 貸出金のうち、破綻先債権額は249,899百万円、延滞債権額は3,116,433百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は109,388百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は2,759,599百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は6,235,319百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,020,775百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	63,895百万円
特定取引資産	562,181百万円
有価証券	13,180,902百万円
貸出金	3,880,182百万円
その他資産(延払資産等)	1,316百万円
動産不動産	541百万円
担保資産に対応する債務	
預金	12,187百万円
コールマネー及び売渡手形	11,448,400百万円
売現先勘定	1,931,859百万円
債券貸借取引受入担保金	3,584,093百万円
特定取引負債	87,964百万円
借用金	81,254百万円
その他負債	11,095百万円
支払承諾	41,946百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金59,335百万円、特定取引資産171百万円、有価証券1,341,402百万円及び貸出金1,702,156百万円を差し入れております。
また、動産不動産のうち保証金権利金は118,734百万円、その他資産のうち先物取引差入証拠金は13,398百万円であります。
なお、手形の再割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は53,829百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、30,213,119百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが、27,817,213百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,145,365百万円、繰延ヘッジ利益の総額は1,283,116百万円であります。

※11. 当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日
当行
平成10年3月31日及び平成14年3月31日
一部の連結子会社
平成11年3月31日、平成14年3月31日
同法律第3条第3項に定める再評価の方法
当行
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社
土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

※12. 動産不動産の減価償却累計額は661,729百万円、リース資産の減価償却累計額は1,404,704百万円であります。

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金911,954百万円が含まれております。

※14. 社債には、劣後特約付社債1,677,150百万円が含まれております。

(中間連結損益計算書関係)

※1. その他経常収益には、株式等売却益37,123百万円を含んでおります。

※2. その他経常費用には、貸倒引当金繰入額173,591百万円、貸出金償却122,826百万円、株式等償却181,734百万円を含んでおります。

※3. 特別利益には、動産不動産処分益1,666百万円、償却債権取立益1,194百万円を含んでおります。

※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額11,732百万円、店舗の統廃合等に伴う動産不動産処分損12,701百万円及びソフトウェアの除却損11,059百万円を含んでおります。

(中間連結キャッシュ・フロー計算書関係)

現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係

(金額単位　百万円)

	平成14年9月30日現在
現金預け金勘定	2,905,651
有利息預け金	△1,174,238
現金及び現金同等物	1,731,413

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び中間連結会計期間末残高相当額

(金額単位　百万円)

	動産	その他	合計
取得価額相当額	16,976	158	17,134
減価償却累計額相当額	7,572	92	7,665
中間連結会計期間末残高相当額	9,404	65	9,469

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
2,700	6,987	9,688

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,822百万円
減価償却費相当額　1,686百万円
支払利息相当額　115百万円

・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

(2) 貸手側

・リース資産に含まれているリース物件の取得価額、減価償却累計額及び中間連結会計期間末残高

(金額単位　百万円)

	動産	その他	合計
取得価額	2,005,781	296,992	2,302,774
減価償却累計額	1,233,096	159,925	1,393,022
中間連結会計期間末残高	772,685	137,066	909,751

・未経過リース料中間連結会計期間末残高相当額

(金額単位　百万円)

1年内	1年超	合計
293,112	666,670	959,783

・受取リース料、減価償却費及び受取利息相当額
受取リース料　183,181百万円
減価償却費　147,396百万円
受取利息相当額　32,846百万円

・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
20,231	116,642	136,873

(2) 貸手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
298	686	984

なお、上記1.、2.に記載した貸手側の未経過リース料のうち115,355百万円を借用金等の担保に提供しております。

(1株当たり情報)

1株当たり純資産額	243.56円
1株当たり中間純利益	9.67円
潜在株式調整後1株当たり中間純利益	7.01円

(注)1. 当中間連結会計期間から「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用しております。
なお、前中間連結会計期間に係る中間連結財務諸表及び前連結会計年度に係る連結財務諸表において採用していた方法により算定した、当中間連結会計期間の1株当たり情報は次のとおりであります。

1株当たり純資産額	243.69円
1株当たり中間純利益	9.67円
潜在株式調整後1株当たり中間純利益	9.39円

2. 当中間連結会計期間の1株当たり中間純利益及び潜在株式調整後1株当たり中間純利益の算定上の基礎は、次のとおりであります。

1株当たり中間純利益	9.67円
中間純利益	55,145百万円
普通株式に係る中間純利益	55,145百万円
普通株主に帰属しない金額	—
普通株式の期中平均株式数	5,702,239千株
潜在株式調整後 1株当たり中間純利益	7.01円
中間純利益調整額	—
普通株式増加数	2,160,726千株
うち優先株式	2,160,709千株
うち新株予約権	17千株
希薄化効果を有しないため、潜在株式調整後1株当たり中間純利益の算定に含めなかった潜在株式の概要	2004年満期米ドル建転換社債(額面総額8,660千$)(注) 新株予約権 連結子会社及び持分法適用関連会社発行の新株予約権5種類(3,281千株)

(注) 2004年満期米ドル建転換社債は当中間連結会計期間に償還しております。

中間連結財務諸表

（重要な後発事象）

1. 平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式および第五種優先株式にかかる種類株主総会において、また、平成14年9月27日開催の当行の臨時株主総会において、株式移転による完全親会社設立が承認され、当行は平成14年12月2日に、株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、当行は同社の完全子会社となりました。
 設立された完全親会社の概要は次のとおりであります。
 (1) 商号
  株式会社三井住友フィナンシャルグループ
 (2) 本店所在地
  東京都千代田区有楽町1丁目1番2号
 (3) 資本金
  1,000,000百万円
 (4) 事業の内容
  傘下子会社の経営管理およびそれに附帯する業務
 (5) 取締役及び監査役の氏名
  <取締役>
  岡田明重、西川善文、奥正之、門脇英晴、栗山道義、塚本武正、山内悦嗣、山川洋一郎
  <監査役>
  紀伊博、平野豊三郎、那須翔、大西勝也、伊藤助成

2. 当行は、平成14年12月2日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の4社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約書を締結いたしました。当該分割契約書は、平成14年12月17日開催の当行の臨時株主総会において承認されました。
 分割の目的、分割契約書の要旨および承継する営業の内容等は次のとおりであります。
 (1) 分割の目的
  グループ経営改革の一環として、三井住友カード株式会社及び三井住友銀リース株式会社を株式会社三井住友フィナンシャルグループの完全子会社に、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社を株式会社三井住友フィナンシャルグループの直接投資会社にするものであります。
 (2) 分割の方法
  株式会社三井住友フィナンシャルグループを承継会社とし、当行を分割会社とする分割型吸収分割。
  なお、承継会社である株式会社三井住友フィナンシャルグループにとって、本件会社分割は商法第374条ノ23第1項の簡易分割の要件を充足するものであり、商法第374条ノ17第1項の株主総会の承認を得ずに行うものであります。
 (3) 株式の割当
  承継会社である株式会社三井住友フィナンシャルグループは、当行の完全親会社であるので、当行の株式に対する株式会社三井住友フィナンシャルグループの株式の割当ては行いません。
 (4) 分割により増加する資本金等
  株式会社三井住友フィナンシャルグループは、本件会社分割に際し、資本金等の増加はありません。
 (5) 分割交付金
  本件会社分割に際し、分割交付金の支払いは行いません。
 (6) 承継する権利義務
  株式会社三井住友フィナンシャルグループは、当行の4社に係る管理営業に関する資産、負債およびこれらに付随する権利義務ならびに契約上の地位を承継します。
 (7) 債務履行の見込み
  本件会社分割後の分割会社（当行）および承継会社（株式会社三井住友フィナンシャルグループ）の負担すべき債務につきましては、履行期における履行の見込みがあるものと判断いたしました。
 (8) 分割期日
  平成15年2月1日予定（分割登記 平成15年2月3日予定）
 (9) 承継する営業の内容
  ①管理営業の内容
   当行が行っている4社に係る経営管理
  ②管理営業の資産、負債の項目および金額

（金額単位 百万円）

資産		負債	
項目	帳簿価額	項目	帳簿価額
固定資産	494,079	−	−
合計	494,079	合計	−

（注）平成14年11月30日現在の状況を記載しております。

3. 当行の完全親会社である株式会社三井住友フィナンシャルグループと当行の子会社である株式会社日本総研ホールディングズは、平成14年12月2日に合併契約書を締結いたしました。
 合併契約書の要旨等は次のとおりであります。
 (1) 合併の目的
  株式会社三井住友フィナンシャルグループはグループ経営改革の一環として、株式会社日本総研ホールディングズと合併することにより、同社の完全子会社である株式会社日本総合研究所を完全子会社とするものであります。
 (2) 合併の方法
  法手続上、株式会社三井住友フィナンシャルグループを存続会社とします。
  なお、株式会社三井住友フィナンシャルグループにとって、本合併は商法第413条ノ3第1項の簡易合併の要件を充足するものであり、商法第408条第1項の株主総会による合併契約書の承認を得ずに行うものであります。
 (3) 合併比率
  株式会社日本総研ホールディングズの普通株式1株に対し、株式会社三井住友フィナンシャルグループの普通株式0.021株を割当交付します。
 (4) 合併により発行する新株式
  普通株式　　86,576.53株
 (5) 合併により増加する資本金及び準備金等
  株式会社三井住友フィナンシャルグループが合併により、増加する資本金、資本準備金、利益準備金及び任意積立金その他の留保利益の額は、次のとおりであります。
  ①資本金
   0円
  ②資本準備金
   合併差益の額から次の③及び④の額を控除した額
  ③利益準備金
   合併期日における株式会社日本総研ホールディングズの利益準備金の額
  ④任意積立金その他の留保利益
   合併期日における株式会社日本総研ホールディングズの任意積立金その他の留保利益の額。
 (6) 合併交付金
  合併に際し、合併交付金の支払いは行いません。
 (7) 合併期日
  平成15年2月1日予定（合併登記 平成15年2月3日予定）
 (8) 承継する資産、負債の項目および金額
  株式会社日本総研ホールディングズは、平成14年11月1日現在の貸借対照表、その他同日現在の計算を基礎とし、これに合併期日に至るまでの増減を加除した資産、負債、その他権利義務の一切を、合併期日において株式会社三井住友フィナンシャルグループに引き継ぎます。
  なお、平成14年11月1日現在の資産、負債の状況は次のとおりであります。

（金額単位 百万円）

資産		負債	
項目	帳簿価額	項目	帳簿価額
流動資産	14,736	流動負債	137
固定資産	25,244		
合計	39,981	合計	137

中間連結財務諸表

有価証券関係（当中間連結会計期間　自 平成14年4月1日　至 平成14年9月30日）

有価証券の範囲等

※1. 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

※2. 子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成14年9月末	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	781,093	△619

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成14年9月末				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	311,667	314,799	3,132	3,132	0
地方債	23,207	23,641	433	433	—
社債	—	—	—	—	—
その他	29,335	30,429	1,094	1,179	85
合計	364,210	368,870	4,660	4,745	85

（注）1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成14年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	4,710,377	3,763,121	△947,255	106,545	1,053,800
債券	12,839,812	12,905,355	65,542	73,526	7,983
国債	11,503,124	11,548,379	45,255	47,735	2,480
地方債	352,653	363,173	10,520	11,003	482
社債	984,035	993,801	9,766	14,787	5,020
その他	4,053,273	4,099,937	46,664	63,680	17,015
合計	21,603,463	20,768,414	△835,048	243,751	1,078,800

（注）1. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下「減損処理」という）しております。当中間連結会計期間におけるこの減損処理額は174,429百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当該中間連結会計期間中に売却したその他有価証券

（金額単位　百万円）

	平成14年中間期		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	20,817,747	136,898	59,169

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位　百万円）

	平成14年9月末
満期保有目的の債券	
非上場外国証券	5,763
その他	14,332
その他有価証券	
非上場外国証券	261,534
非上場債券	756,068
非上場株式（店頭売買株式を除く）	286,939
その他	92,169

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成14年9月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,005,545	6,446,617	2,219,911	324,226
国債	4,833,201	5,070,304	1,671,857	284,684
地方債	25,100	152,511	200,245	8,524
社債	147,243	1,223,802	347,809	31,017
その他	246,553	2,951,203	651,235	375,709
合計	5,252,098	9,397,821	2,871,146	699,936

金銭の信託関係（当中間連結会計期間　自 平成14年4月1日　至 平成14年9月30日）

(1) 運用目的の金銭の信託

（金額単位　百万円）

	平成14年9月末	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
運用目的の金銭の信託	18,309	30

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成14年9月末				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	26,264	25,797	△467	371	838

（注）1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金（当中間連結会計期間　自 平成14年4月1日　至 平成14年9月30日）

中間連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位　百万円）

	平成14年9月末
評価差額	△835,429
その他有価証券	△834,962
その他の金銭の信託	△467
(+) 繰延税金資産	319,645
その他有価証券評価差額金（持分相当額調整前）	△515,784
(△) 少数株主持分相当額	△3,989
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△611
その他有価証券評価差額金	△512,407

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

中間連結財務諸表

デリバティブ取引関係（当中間連結会計期間　自 平成14年4月1日　至 平成14年9月30日）

(1)金利関連取引

（金額単位　百万円）

区分	種類	平成14年9月末		
		契約額等	時価	評価損益
取引所	金利先物	47,730,166	3,798	3,798
	金利オプション	2,716,792	120	120
店頭	金利先渡契約	23,372,432	△151	△151
	金利スワップ	305,873,922	162,410	162,410
	スワップション	2,531,030	△8,681	△8,681
	キャップ	9,899,508	1,672	1,672
	フロアー	778,929	2,816	2,816
	その他	268,511	△2,831	△2,831
合計			159,152	159,152

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は323百万円(利益)であります。

(2)通貨関連取引

（金額単位　百万円）

区分	種類	平成14年9月末		
		契約額等	時価	評価損益
店頭	通貨スワップ	15,871,917	△47,872	△47,872
	為替予約	3,337,288	2,436	2,436
	通貨オプション	11,416	294	294
	その他	992,078	5,966	5,966
合計			△39,173	△39,173

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注2.の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は1,467百万円(利益)であります。
2. 先物為替予約、通貨オプション等のうち、中間連結会計期間末日に引直しを行い、その損益を中間連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の中間連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	平成14年9月末
		契約額等
取引所	通貨先物	—
	通貨オプション	—
店頭	為替予約	37,056,131
	通貨オプション	4,899,909

(3)株式関連取引

（金額単位　百万円）

区分	種類	平成14年9月末		
		契約額等	時価	評価損益
取引所	株式指数先物	1,790	△7	△7
	株式指数オプション	—	—	—
店頭	有価証券店頭オプション	—	—	—
	有価証券店頭指数等スワップ	12,314	585	585
	その他	130,616	△1,754	△1,754
合計			△1,176	△1,176

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(4)債券関連取引

（金額単位　百万円）

区分	種類	平成14年9月末		
		契約額等	時価	評価損益
取引所	債券先物	264,916	△77	△77
	債券先物オプション	—	—	—
店頭	債券店頭オプション	25,635	△0	△0
合計			△78	△78

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

(5)商品関連取引

（金額単位　百万円）

区分	種類	平成14年9月末		
		契約額等	時価	評価損益
店頭	商品スワップ	31,698	471	471
	商品オプション	9,502	33	33
合計			505	505

(注) 1. 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 商品はオイルに係るものであります。

(6)クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成14年9月末		
		契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	80,159	538	538
	その他	93,644	△13	△13
合計			525	525

(注) 上記取引については時価評価を行い、評価損益を中間連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

セグメント情報 (当中間連結会計期間 自 平成14年4月1日 至 平成14年9月30日)

(1) 事業の種類別セグメント情報

(金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,305,946	294,373	162,215	1,762,535	—	1,762,535
(2) セグメント間の内部経常収益	8,788	2,774	88,547	100,110	(100,110)	—
計	1,314,735	297,148	250,762	1,862,646	(100,110)	1,762,535
経常費用	1,212,810	284,870	216,456	1,714,138	(101,459)	1,612,679
経常利益	101,924	12,277	34,305	148,507	1,348	149,856

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業………………リース業
(3) その他事業…………証券、クレジットカード、投融資、融資、抵当証券、ベンチャーキャピタル、システム開発・情報処理業

(2) 所在地別セグメント情報

(金額単位 百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,525,550	93,262	78,696	65,026	1,762,535	—	1,762,535
(2) セグメント間の内部経常収益	31,186	22,033	14,828	17,164	85,213	(85,213)	—
計	1,556,736	115,296	93,525	82,191	1,847,749	(85,213)	1,762,535
経常費用	1,513,742	67,790	68,621	52,553	1,702,707	(90,028)	1,612,679
経常利益	42,993	47,506	24,903	29,638	145,042	4,814	149,856

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3) 海外経常収益

(金額単位 百万円)

海外経常収益	236,985
連結経常収益	1,762,535
海外経常収益の連結経常収益に占める割合	13.4%

(注) 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

中間財務諸表

当行の中間財務諸表、すなわち、中間貸借対照表及び中間損益計算書については、証券取引法第193条の2の規定に基づき、朝日監査法人の監査証明を受けております。以下の中間貸借対照表及び中間損益計算書は、上記の中間財務諸表に基づいて作成しております。

中間貸借対照表

（金額単位　百万円）

科目	平成13年度中間期末 平成13年9月30日現在	平成14年度中間期末 平成14年9月30日現在	平成13年度末 平成14年3月31日現在
（資産の部）			
現金預け金	5,605,096	2,724,248 ※8	5,458,430
コールローン	399,742	234,817	620,406
買現先勘定	774,471	54,023	432,730
債券貸借取引支払保証金	—	2,186,491	—
買入手形	—	139,100	—
買入金銭債権	78,848	111,146	146,650
特定取引資産	2,689,363	3,025,923 ※8	2,705,648
金銭の信託	63,611	44,104	33,858
有価証券	19,988,203	22,377,416 ※1, 2, 8	20,442,996
貸出金	61,071,591	58,902,641 ※3, 4, 5, 6, 7, 8, 9	59,928,368
外国為替	631,330	908,194 ※7, 8	779,142
その他資産	3,197,681	2,077,687 ※8	5,344,106
動産不動産	820,719	855,921 ※8, 11, 12, 16	890,981
繰延税金資産	1,589,941	1,859,314	1,741,114
支払承諾見返	5,440,396	5,272,481	5,529,996
貸倒引当金	△1,008,891	△1,872,641	△1,971,849
資産の部合計	**101,342,107**	**98,900,873**	**102,082,581**

中間財務諸表

（金額単位　百万円）

科目	平成13年度中間期末 平成13年9月30日現在	平成14年度中間期末 平成14年9月30日現在	平成13年度末 平成14年3月31日現在
（負債の部）			
預金	56,611,281	57,311,051	61,051,813
譲渡性預金	11,152,501	4,856,700	6,577,539
コールマネー	3,802,733	2,504,778 ※8	3,883,991
売現先勘定	1,459,293	1,914,605 ※8	1,100,446
債券貸借取引受入担保金	—	3,820,124 ※8	—
売渡手形	4,694,400	10,203,400 ※8	6,868,800
コマーシャル・ペーパー	1,082,000	500	1,001,000
特定取引負債	1,704,180	2,186,161	1,797,086
借用金	3,555,666	3,006,739 ※8, 13	3,406,286
外国為替	246,872	439,707	300,162
社債	1,865,205	2,472,142 ※14	2,133,754
転換社債	1,106	—	1,106
その他負債	5,796,331	1,684,911 ※8, 10	4,962,176
賞与引当金	12,790	11,119	11,342
退職給付引当金	152,131	114,308	116,854
債権売却損失引当金	119,143	41,360	80,576
特別法上の引当金	18	18 ※15	18
再評価に係る繰延税金負債	131,412	61,815 ※16	63,137
支払承諾	5,440,396	5,272,481 ※8	5,529,996
負債の部合計	**97,827,465**	**95,901,925**	**98,886,088**
（資本の部）			
資本金	1,326,746	—	1,326,746
資本準備金	1,684,361	—	1,326,758
利益準備金	241,421	—	—
再評価差額金	208,857	—	100,346
その他の剰余金	478,958	—	740,874
その他の資本剰余金	—	—	357,614
任意積立金	221,560	—	221,560
中間（当期）未処分利益	257,398	—	161,699
その他有価証券評価差額金	△425,669	—	△297,950
自己株式	△33	—	△283
資本の部合計	**3,514,642**	**—**	**3,196,492**
（資本の部）			
資本金	—	1,326,746	—
資本剰余金	—	1,684,373	—
資本準備金	—	1,326,758	—
その他資本剰余金	—	357,614	—
利益剰余金	—	392,874	—
任意積立金	—	221,548	—
中間未処分利益	—	171,326	—
土地再評価差額金	—	98,245 ※16	—
その他有価証券評価差額金	—	△502,705	—
自己株式	—	△586	—
資本の部合計	**—**	**2,998,947**	**—**
負債及び資本の部合計	**101,342,107**	**98,900,873**	**102,082,581**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表

中間損益計算書

（金額単位　百万円）

科目	平成13年度中間期 自 平成13年4月1日 至 平成13年9月30日	平成14年度中間期 自 平成14年4月1日 至 平成14年9月30日	平成13年度 自 平成13年4月1日 至 平成14年3月31日
経常収益	**1,337,291**	**1,240,900**	**2,791,405**
資金運用収益	1,061,396	860,493	2,192,961
（うち貸出金利息）	(651,463)	(555,851)	(1,256,848)
（うち有価証券利息配当金）	(224,002)	(127,624)	(504,732)
役務取引等収益	113,779	130,980	239,645
特定取引収益	70,906	104,126	121,414
その他業務収益	56,889	102,559	150,886
その他経常収益	34,320	42,739 ※1	86,498
経常費用	**1,210,143**	**1,141,205**	**3,313,512**
資金調達費用	386,960	224,401	716,677
（うち預金利息）	(190,777)	(81,023)	(323,249)
役務取引等費用	40,494	45,196	74,373
特定取引費用	—	718	125
その他業務費用	26,379	30,017	60,445
営業経費	348,545	332,302 ※2	696,775
その他経常費用	407,763	508,569 ※3	1,765,115
経常利益（△は経常損失）	**127,148**	**99,694**	**△522,106**
特別利益	**167**	**1,791**	**26,783**
特別損失	**16,260**	**40,527** ※4	**41,314**
税引前中間（当期）純利益（△は税引前当期純損失）	**111,055**	**60,958**	**△536,637**
法人税、住民税及び事業税	**9,762**	**6,787**	**32,737**
法人税等調整額	**21,499**	**9,308**	**△246,522**
中間（当期）純利益（△は当期純損失）	**79,794**	**44,862**	**△322,852**
前期繰越利益	**68,994**	**124,362**	**68,994**
合併による未処分利益受入額	**109,023**	**—**	**114,169**
再評価差額金取崩額	**△413**	**—**	**59,967**
土地再評価差額金取崩額	**—**	**2,101**	**—**
利益準備金取崩額	**—**	**—**	**241,421**
中間（当期）未処分利益	**257,398**	**171,326**	**161,699**

（注）記載金額は、百万円未満を切り捨てて表示しております。

中間財務諸表

中間財務諸表作成の基本となる重要な事項（当中間会計期間　自 平成14年4月1日　至 平成14年9月30日）

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、中間貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を中間損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間決算日の時価により、スワップ・先物・オプション取引等の派生商品については中間決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当中間期中の受払利息等に、有価証券、金銭債権等については前期末と当中間期末における評価損益の増減額を、派生商品については前期末と当中間期末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間期末日前1カ月の市場価格の平均等、それ以外については中間期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。

(2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.(1)と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

(1) 動産不動産

動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。

なお、主な耐用年数は次のとおりであります。

建物　7年〜50年

動産　3年〜20年

(2) ソフトウェア

自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

5. 引当金の計上基準

(1) 貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,398,787百万円であります。

(2) 賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間期に帰属する額を計上しております。

(3) 退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、当中間期末において発生していると認められる額を計上しております。

また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理

数理計算上の差異：

各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

なお、会計基準変更時差異については、5年による按分額を費用処理することとし、当中間期においては同按分額に12分の6を乗じた額を計上しております。

(4) 債権売却損失引当金

株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

なお、この引当金は商法第287条ノ2に規定する引当金であります。

(5) 金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間決算日の為替相場による円換算額を付しております。

7. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

8. ヘッジ会計の方法

ヘッジ会計の方法として、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に規定する経過措置に基づき、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより行っております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

9. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

10. 税効果会計に関する事項

中間会計期間に係る納付税額及び法人税等調整額は、当期において予定している利益処分方式による海外投資等損失準備金の積立て及び取崩しを前提として、当中間会計期間に係る金額を計算しております。

【表示方法の変更】

(中間貸借対照表)

「銀行法施行規則の一部を改正する内閣府令」（平成14年内閣府令第63号）により、銀行法施行規則別紙様式が改正されたことに伴い、前中間会計期間において「その他資産」に含めて表示していた「債券借入取引担保金」並びに「その他負債」に含めて表示していた「債券貸付取引担保金」は、当中間会計期間よりそれぞれ「債券貸借取引支払保証金」並びに「債券貸借取引受入担保金」として区分掲記しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」は2,186,491百万円、「その他負債」は3,820,124百万円減少し、「債券貸借取引支払保証金」、「債券貸借取引受入担保金」はそれぞれ同額増加しております。

【追加情報】

1. 外貨建取引等会計処理基準

従来、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第20号。以下「旧報告」という。)が適用される処理を除き、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))を適用しておりましたが、当中間会計期間からは「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に規定する経過措置に基づき旧報告が適用される処理を除き、改訂後の外貨建取引等会計処理基準を適用しております。

外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、金融商品会計基準に規定する包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

なお、当中間会計期間は、日本公認会計士協会業種別監査委員会報告第25号に規定する経過措置に基づき、「資金関連スワップ取引」及び「インターナル・コントラクト及び連結会社間取引の取扱い」については、従前の方法により会計処理しております。また、先物為替取引等に係る円換算差金については、中間貸借対照表上、相殺表示しております。

資金関連スワップ取引については、債権元本相当額及び債務元本相当額の中間決算日の為替相場による正味の円換算額を中間貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により中間損益計算書に計上するとともに、中間決算日の未収収益又は未払費用を計上しております。

なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。

この変更による中間財務諸表への影響は軽微であります。

2. 自己株式及び法定準備金取崩等会計基準

当中間会計期間より、「自己株式及び法定準備金の取崩等に関する会計基準」(企業会計基準委員会平成14年2月21日)を適用しております。この変更による当中間会計期間の資産及び資本に与える影響はありません。

なお、中間財務諸表等規則及び銀行法施行規則の改正により、当中間会計期間における中間貸借対照表の資本の部については、改正後の中間財務諸表等規則及び銀行法施行規則により作成しております。

注記事項 (当中間会計期間 自 平成14年4月1日 至 平成14年9月30日)

(中間貸借対照表関係)

※1. 子会社の株式及び出資総額 1,019,926百万円

※2. 無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に301百万円含まれております。
無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,175,522百万円、当中間期末に当該処分をせずに所有しているものは91,410百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

※3. 貸出金のうち、破綻先債権額は217,883百万円、延滞債権額は2,766,157百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は95,504百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は2,551,359百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は5,630,903百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は956,292百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	41,996百万円
特定取引資産	551,457百万円
有価証券	13,042,923百万円
貸出金	3,880,182百万円
担保資産に対応する債務	
コールマネー	1,220,000百万円
売現先勘定	1,914,605百万円
債券貸借取引受入担保金	3,561,622百万円
売渡手形	10,203,400百万円
借用金	63,391百万円
支払承諾	41,946百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金57,093百万円、特定取引資産171百万円、有価証券1,253,732百万円及び貸出金1,702,156百万円を差し入れております。
また、動産不動産のうち保証金権利金は95,984百万円、その他資産のうち先物取引差入証拠金は13,116百万円であります。
なお、手形の再割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しておりますが、これにより引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は53,829百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,635,143百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが25,274,241百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,129,258百万円、繰延ヘッジ利益の総額は1,283,345百万円であります。

※11. 動産不動産の減価償却累計額　522,518百万円

※12. 動産不動産の圧縮記帳額　74,203百万円
（当中間期圧縮記帳額　―百万円）

※13. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,684,654百万円が含まれております。

※14. 社債には、劣後特約付社債776,962百万円が含まれております。

※15. 特別法上の引当金は金融先物取引責任準備金18百万円であります。

※16. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日
平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

（中間損益計算書関係）

※1. その他経常収益には、株式等売却益35,153百万円を含んでおります。

※2. 減価償却実施額は下記のとおりであります。
建物・動産　16,974百万円
その他　13,384百万円

※3. その他経常費用には、貸倒引当金繰入額161,398百万円、貸出金償却88,928百万円及び株式等償却175,452百万円を含んでおります。

※4. 特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額10,083百万円、店舗の統廃合等に伴う動産不動産処分損11,182百万円及びソフトウェアの除却損12,041百万円を含んでおります。

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
・リース物件の取得価額相当額、減価償却累計額相当額及び中間期末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	51,818	8,003	59,822
減価償却累計額相当額	24,766	2,488	27,254
中間期末残高相当額	27,052	5,514	32,567

・未経過リース料中間期末残高相当額

（金額単位　百万円）

1年内	1年超	合計
9,448	23,997	33,446

・当中間期の支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　6,097百万円
減価償却費相当額　5,652百万円
支払利息相当額　470百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分方法については、利息法によっております。

2. オペレーティング・リース取引
・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
16,391	100,605	116,997

（有価証券関係）

子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	平成14年9月30日現在		
種類	中間貸借対照表計上額	時価	差額
子会社株式	103,819	89,424	△14,395
関連会社株式	8,485	10,111	1,625
合計	112,305	99,535	△12,769

（注）時価は、当中間会計期間末日における市場価格等に基づいております。

（重要な後発事象）

1. 平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式および第五種優先株式にかかる種類株主総会において、また、平成14年9月27日開催の当行の臨時株主総会において、株式移転による完全親会社設立が承認され、当行は平成14年12月2日に、株式移転により、完全親会社である「株式会社三井住友フィナンシャルグループ」を設立いたしました。この結果、当行は同社の完全子会社となりました。
設立された完全親会社の概要については、中間連結財務諸表（重要な後発事象）に記載しております。

2. 当行は、平成14年12月2日に株式会社三井住友フィナンシャルグループとの間で、三井住友カード株式会社、三井住友銀リース株式会社、大和証券エスエムビーシー株式会社及び大和住銀投信投資顧問株式会社の4社に係る管理営業を同社に承継させる会社分割を行うことについて分割契約書を締結いたしました。当該分割契約書は、平成14年12月17日開催の当行の臨時株主総会において承認されました。
分割の目的、分割契約書の要旨および承継する営業の内容等については、中間連結財務諸表（重要な後発事象）に記載しております。

損益の状況（連結）

■国内・海外別収支

（金額単位　百万円）

種類	平成13年度中間期				平成14年度中間期			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
資金運用収益	875,607	307,252	△115,116	1,067,744	759,681	207,905	△12,730	954,856
資金調達費用	200,730	233,626	△41,481	392,874	124,957	113,942	△18,012	220,887
資金運用収支	674,877	73,626	△73,634	674,869	634,723	93,963	5,281	733,969
役務取引等収益	175,362	14,726	△152	189,936	189,344	15,337	△63	204,619
役務取引等費用	34,233	2,319	△163	36,388	40,388	1,882	△75	42,195
役務取引等収支	141,128	12,406	11	153,547	148,956	13,455	11	162,423
特定取引収益	49,701	25,098	△1,142	73,656	99,544	15,274	△4,285	110,534
特定取引費用	—	1,142	△1,142	—	3,660	1,342	△4,285	718
特定取引収支	49,701	23,955	—	73,656	95,883	13,932	—	109,816
その他業務収益	385,993	8,701	△496	394,199	426,221	18,200	△326	444,096
その他業務費用	297,883	23,537	△6	321,415	324,732	9,205	△50	333,888
その他業務収支	88,109	△14,835	△490	72,784	101,489	8,995	△275	110,208

(注) 1.「国内」とは当行(海外店を除く)及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(平成13年度中間期138百万円、平成14年度中間期24百万円)を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成13年度中間期			平成14年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	86,942,219	875,607	2.01%	86,073,041	759,681	1.77%
うち貸出金	57,901,248	597,439	2.06	57,928,839	550,815	1.90
うち有価証券	23,461,124	184,692	1.57	22,558,111	118,723	1.05
うちコールローン及び買入手形	436,252	1,461	0.67	744,673	1,295	0.35
うち買現先勘定	1,960,838	1,265	0.13	203,451	2	0.00
うち債券貸借取引支払保証金	／	／	／	1,251,579	92	0.01
うち預け金	2,200,640	42,139	3.83	1,190,038	11,074	1.86
資金調達勘定	84,780,569	200,730	0.47	88,812,347	124,957	0.28
うち預金	53,377,936	77,160	0.29	58,582,876	36,447	0.12
うち譲渡性預金	11,544,384	4,247	0.07	5,973,833	1,335	0.04
うちコールマネー及び売渡手形	8,909,595	2,711	0.06	11,390,362	773	0.01
うち売現先勘定	3,524,376	787	0.04	444,662	14	0.01
うち債券貸借取引受入担保金	／	／	／	4,551,555	13,239	0.58
うちコマーシャル・ペーパー	1,137,368	870	0.15	354,590	229	0.13
うち借用金	4,160,465	50,808	2.44	3,604,263	41,622	2.31
うち社債	1,856,211	15,253	1.64	2,423,510	18,644	1.54

(注) 1.「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成13年度中間期735,953百万円、平成14年度中間期769,304百万円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成13年度中間期73,929百万円、平成14年度中間期41,752百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成13年度中間期73,929百万円、平成14年度中間期41,752百万円)及び利息(平成13年度中間期136百万円、平成14年度中間期23百万円)を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成13年度中間期			平成14年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	12,304,517	307,252	4.99%	10,067,312	207,905	4.13%
うち貸出金	7,490,070	175,219	4.68	6,423,396	107,110	3.34
うち有価証券	1,528,393	36,674	4.80	1,576,626	16,085	2.04
うちコールローン及び買入手形	101,652	1,560	3.07	125,557	1,210	1.93
うち買現先勘定	193,075	3,901	4.04	132,242	659	1.00
うち債券貸借取引支払保証金	／	／	／	—	—	—
うち預け金	2,539,739	60,593	4.77	1,325,772	17,570	2.65
資金調達勘定	10,341,648	233,626	4.52	6,928,454	113,942	3.29
うち預金	7,664,839	116,360	3.04	4,149,786	47,487	2.29
うち譲渡性預金	206,091	5,312	5.16	240,670	3,345	2.78
うちコールマネー及び売渡手形	209,632	3,373	3.22	187,853	1,548	1.65
うち売現先勘定	588,539	13,550	4.60	964,061	8,918	1.85
うち債券貸借取引受入担保金	／	／	／	—	—	—
うちコマーシャル・ペーパー	10,573	281	5.32	—	—	—
うち借用金	196,464	4,252	4.33	216,658	2,977	2.75
うち社債	1,379,770	46,882	6.80	1,161,175	20,280	3.49

(注) 1.「海外」とは、当行の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成13年度中間期19,768百万円、平成14年度中間期20,265百万円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成13年度中間期133百万円、平成14年度中間期137百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成13年度中間期133百万円、平成14年度中間期137百万円)及び利息(平成13年度中間期2百万円、平成14年度中間期1百万円)を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

合計	平成13年度中間期			平成14年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	97,986,517	1,067,744	2.18%	95,057,193	954,856	2.01%
うち貸出金	64,147,246	731,458	2.28	63,291,297	639,943	2.02
うち有価証券	24,985,786	147,883	1.18	24,134,339	140,090	1.16
うちコールローン及び買入手形	534,804	2,960	1.11	870,231	2,505	0.58
うち買現先勘定	2,153,914	5,166	0.48	335,694	662	0.39
うち債券貸借取引支払保証金	／	／	／	1,251,579	92	0.01
うち預け金	4,731,256	102,632	4.34	2,494,241	28,616	2.29
資金調達勘定	93,861,058	392,874	0.84	94,657,154	220,887	0.47
うち預金	61,032,712	193,420	0.63	62,710,606	83,905	0.27
うち譲渡性預金	11,750,476	9,559	0.16	6,214,504	4,680	0.15
うちコールマネー及び売渡手形	9,116,188	6,024	0.13	11,578,216	2,322	0.04
うち売現先勘定	4,112,915	14,337	0.70	1,408,724	8,932	1.27
うち債券貸借取引受入担保金	／	／	／	4,551,555	13,239	0.58
うちコマーシャル・ペーパー	1,147,941	1,151	0.20	354,590	229	0.13
うち借用金	3,112,798	13,861	0.89	2,759,983	26,628	1.93
うち社債	3,232,249	62,016	3.84	3,584,287	38,912	2.17

(注) 1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高(平成13年度中間期754,782百万円、平成14年度中間期789,083百万円)を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(平成13年度中間期74,063百万円、平成14年度中間期41,889百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(平成13年度中間期74,063百万円、平成14年度中間期41,889百万円)及び利息(平成13年度中間期138百万円、平成14年度中間期24百万円)を資金調達勘定から、それぞれ控除して表示しております。

損益の状況(連結)

■役務取引の状況

(金額単位　百万円)

種類	平成13年度中間期				平成14年度中間期			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
役務取引等収益	175,362	14,726	△152	189,936	189,344	15,337	△63	204,619
うち預金・貸出業務	6,855	7,667	—	14,522	7,406	8,916	—	16,323
うち為替業務	49,183	2,594	△0	51,778	52,657	2,958	△0	55,614
うち証券関連業務	10,857	27	—	10,885	13,321	1	—	13,323
うち代理業務	8,159	194	—	8,354	7,652	—	—	7,652
うち保護預り・貸金庫業務	4,610	3	—	4,613	2,226	3	—	2,229
うち保証業務	12,240	869	△151	12,958	13,982	1,021	△62	14,940
うちクレジットカード関連業務	42,241	—	—	42,241	42,509	—	—	42,509
役務取引等費用	34,233	2,319	△163	36,388	40,388	1,882	△75	42,195
うち為替業務	9,372	824	△0	10,197	10,231	595	—	10,827

(注) 1.「国内」とは当行(海外店を除く)及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

■特定取引の状況

(金額単位　百万円)

種類	平成13年度中間期				平成14年度中間期			
	国内	海外	相殺消去額(△)	合計	国内	海外	相殺消去額(△)	合計
特定取引収益	49,701	25,098	△1,142	73,656	99,544	15,274	△4,285	110,534
うち商品有価証券収益	1,514	2,437	—	3,951	1,686	1,786	—	3,473
うち特定取引有価証券収益	6	—	—	6	—	—	—	—
うち特定金融派生商品収益	47,965	22,661	△1,142	69,484	97,783	13,488	△4,285	106,986
うちその他の特定取引収益	214	—	—	214	74	—	—	74
特定取引費用	—	1,142	△1,142	—	3,660	1,342	△4,285	718
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	—	—	—	—	718	—	—	718
うち特定金融派生商品費用	—	1,142	△1,142	—	2,942	1,342	△4,285	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

(注) 1.「国内」とは当行(海外店を除く)及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

損益の状況(単体)

■国内・国際業務部門別粗利益

(金額単位　百万円)

種類	平成13年度中間期			平成14年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	604,615	457,235	455 1,061,396	558,860	301,741	108 860,493
資金調達費用	67,431	319,845	455 386,821	41,355	183,129	108 224,376
資金運用収支	537,184	137,389	674,574	517,505	118,611	636,117
役務取引等収益	87,768	26,010	113,779	102,705	28,274	130,980
役務取引等費用	34,991	5,503	40,494	39,386	5,810	45,196
役務取引等収支	52,777	20,507	73,284	63,319	22,464	85,784
特定取引収益	1,124	69,781	70,906	751	103,374	104,126
特定取引費用	—	—	—	—	718	718
特定取引収支	1,124	69,781	70,906	751	102,656	103,408
その他業務収益	34,314	22,574	56,889	51,121	51,438	102,559
その他業務費用	9,420	16,959	26,379	12,397	17,619	30,017
その他業務収支	24,893	5,615	30,509	38,723	33,818	72,542
業務粗利益	615,980	233,294	849,274	620,300	277,552	897,852

(注) 1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用(平成13年度中間期138百万円、平成14年度中間期24百万円)を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息(内書き)であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額(内書き)を含めております。

■資金運用・調達勘定平均残高、利息、利回り

(金額単位　百万円)

国内業務部門	平成13年度中間期			平成14年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(695,255) 77,863,569	(455) 604,615	1.54%	(324,951) 76,114,754	(108) 558,860	1.46%
うち貸出金	53,552,733	504,931	1.88	53,677,862	465,319	1.72
うち有価証券	21,343,691	91,982	0.85	19,976,533	70,191	0.70
うちコールローン	188,802	72	0.07	442,730	259	0.11
うち買現先勘定	1,919,219	852	0.08	169,595	1	0.00
うち債券貸借取引支払保証金	／	／	／	1,251,579	92	0.01
うち買入手形	147,755	23	0.03	161,017	4	0.00
うち預け金	11,934	0	0.00	105,704	124	0.23
資金調達勘定	74,222,004	67,431	0.18	75,371,720	41,355	0.10
うち預金	46,267,967	25,777	0.11	51,087,552	11,903	0.04
うち譲渡性預金	11,565,235	4,224	0.07	5,976,979	1,324	0.04
うちコールマネー	3,833,394	883	0.04	3,408,409	285	0.01
うち売現先勘定	3,539,204	789	0.04	484,189	15	0.00
うち債券貸借取引受入担保金	／	／	／	3,317,396	196	0.01
うち売渡手形	5,062,289	817	0.03	7,955,842	95	0.00
うちコマーシャル・ペーパー	1,023,883	807	0.15	186,459	81	0.08
うち借用金	1,226,209	17,037	2.77	1,045,032	15,313	2.92
うち社債	1,682,123	14,227	1.68	1,902,836	11,841	1.24

(注) 1. 資金運用勘定は無利息預け金の平均残高(平成13年度中間期698,108百万円、平成14年度中間期697,676百万円)を、資金調達勘定は金銭の信託運用見合額の平均残高(平成13年度中間期70,500百万円、平成14年度中間期41,728百万円)及び利息(平成13年度中間期64百万円、平成14年度中間期22百万円)を、それぞれ控除して表示しております。
2. ( )内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息(内書き)であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額(内書き)を含めております。
3. 社債の利息には社債発行差金償却を含んでおります。

（金額単位　百万円）

国際業務部門	平成13年度中間期			平成14年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	15,945,694	457,235	5.71%	14,757,595	301,741	4.07%
うち貸出金	6,806,070	146,532	4.29	5,801,435	90,532	3.11
うち有価証券	3,130,072	132,020	8.41	3,880,391	57,433	2.95
うちコールローン	123,719	2,539	4.09	168,053	1,607	1.90
うち買現先勘定	53,073	509	1.91	58,027	269	0.92
うち債券貸借取引支払保証金	／	／	／	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金	4,669,630	102,294	4.37	2,432,384	28,394	2.32
資金調達勘定	(695,255) 15,111,431	(455) 319,845	4.22	(324,951) 14,479,204	(108) 183,129	2.52
うち預金	10,763,841	165,000	3.05	7,615,196	69,119	1.81
うち譲渡性預金	151,366	3,507	4.62	155,930	2,672	3.41
うちコールマネー	253,213	4,322	3.40	229,642	1,944	1.68
うち売現先勘定	432,703	7,050	3.24	880,102	7,838	1.77
うち債券貸借取引受入担保金	／	／	／	1,226,778	13,042	2.12
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	2,483,763	52,635	4.22	2,151,872	40,636	3.76
うち社債	—	—	—	408,847	7,909	3.85

（注）1. 資金運用勘定は無利息預け金の平均残高（平成13年度中間期26,839百万円、平成14年度中間期25,412百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成13年度中間期3,538百万円、平成14年度中間期160百万円）及び利息（平成13年度中間期74百万円、平成14年度中間期2百万円）を、それぞれ控除して表示しております。
2. （ ）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成13年度中間期			平成14年度中間期		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	93,114,008	1,061,396	2.27%	90,547,397	860,493	1.89%
うち貸出金	60,358,803	651,463	2.15	59,479,298	555,851	1.86
うち有価証券	24,473,764	224,002	1.82	23,856,924	127,624	1.06
うちコールローン	312,521	2,612	1.66	610,783	1,866	0.60
うち買現先勘定	1,972,292	1,361	0.13	227,623	271	0.23
うち債券貸借取引支払保証金	／	／	／	1,251,579	92	0.01
うち買入手形	147,755	23	0.03	161,017	4	0.00
うち預け金	4,681,564	102,295	4.36	2,538,088	28,518	2.24
資金調達勘定	88,638,180	386,821	0.87	89,525,974	224,376	0.49
うち預金	57,031,809	190,777	0.66	58,702,749	81,023	0.27
うち譲渡性預金	11,716,602	7,731	0.13	6,132,909	3,996	0.12
うちコールマネー	4,086,608	5,205	0.25	3,638,051	2,229	0.12
うち売現先勘定	3,971,908	7,839	0.39	1,364,291	7,854	1.14
うち債券貸借取引受入担保金	／	／	／	4,544,175	13,239	0.58
うち売渡手形	5,062,289	817	0.03	7,955,842	95	0.00
うちコマーシャル・ペーパー	1,023,883	807	0.15	186,459	81	0.08
うち借用金	3,709,973	69,673	3.74	3,196,905	55,949	3.49
うち社債	1,682,123	14,227	1.68	2,311,683	19,751	1.70

（注）1. 資金運用勘定は無利息預け金の平均残高（平成13年度中間期724,947百万円、平成14年度中間期723,089百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成13年度中間期74,039百万円、平成14年度中間期41,888百万円）及び利息（平成13年度中間期138百万円、平成14年度中間期24百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含んでおります。

■役務取引の状況

（金額単位　百万円）

種類	平成13年度中間期			平成14年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	87,768	26,010	113,779	102,705	28,274	130,980
うち預金・貸出業務	5,121	7,977	13,099	5,401	10,208	15,610
うち為替業務	39,353	9,861	49,215	42,615	10,514	53,129
うち証券関連業務	4,886	489	5,376	8,555	523	9,078
うち代理業務	6,980	—	6,980	6,349	—	6,349
うち保護預り・貸金庫業務	4,319	—	4,319	1,827	—	1,827
うち保証業務	1,789	1,921	3,710	2,966	2,042	5,008
役務取引等費用	34,991	5,503	40,494	39,386	5,810	45,196
うち為替業務	7,369	2,682	10,051	8,049	2,459	10,508

■特定取引の状況

（金額単位　百万円）

種類	平成13年度中間期			平成14年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	1,124	69,781	70,906	751	103,374	104,126
うち商品有価証券収益	675	—	675	430	—	430
うち特定取引有価証券収益	—	6	6	—	—	—
うち特定金融派生商品収益	—	69,775	69,775	—	103,374	103,374
うちその他の特定取引収益	449	—	449	320	—	320
特定取引費用	—	—	—	—	718	718
うち商品有価証券費用	—	—	—	—	—	—
うち特定取引有価証券費用	—	—	—	—	718	718
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

（金額単位　百万円）

種類	平成13年度中間期			平成14年度中間期		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	24,893	5,615	30,509	38,723	33,818	72,542
うち国債等債券損益	26,035	4,096	30,132	38,831	37,560	76,391
うち金融派生商品収益	5	9,254	9,259	—	4,387	4,387
うち外国為替売買損益	—	△7,692	△7,692	—	△8,078	△8,078

貸出の状況

貸出金の業種別構成(連結・単体)

■連結

(金額単位　百万円)

区分		平成13年度中間期末	平成14年度中間期末	平成13年度末
国内	製造業	7,525,605	7,039,120	7,847,614
	農業、林業、漁業及び鉱業	193,636	181,574	204,176
	建設業	3,175,263	3,066,373	3,148,042
	運輸、通信その他公益事業	2,907,914	2,801,158	2,948,100
	卸売・小売業及び飲食店	7,704,957	7,015,624	7,672,699
	金融・保険業	3,630,055	4,135,129	4,257,910
	不動産業	9,403,556	9,216,236	9,401,219
	サービス業	7,125,748	6,581,068	6,985,944
	地方公共団体	317,667	541,783	404,860
	その他	16,735,535	16,857,927	14,904,395
	合計	58,719,941	57,435,996	57,774,965
海外	政府等	234,226	222,066	183,344
	金融機関	316,499	279,391	355,561
	商工業	5,219,642	4,478,915	5,119,312
	その他	237,299	136,907	212,401
	合計	6,007,667	5,117,281	5,870,621
総合計		64,727,609	62,553,278	63,645,586

(注) 1.「国内」とは、当行(海外店を除く)及び国内連結子会社であります。
2.「海外」とは、当行の海外店及び海外連結子会社であります。
3. 海外には、特別国際金融取引勘定分を含んでおります。

■単体

(金額単位　百万円)

区分		平成13年度中間期末	平成14年度中間期末	平成13年度末
国内店	製造業	7,157,942	6,698,708	7,493,045
	農業、林業、漁業及び鉱業	172,526	165,245	183,675
	建設業	2,841,548	2,771,688	2,841,574
	運輸、通信その他公益事業	2,806,753	2,688,432	2,838,889
	卸売・小売業及び飲食店	7,151,844	6,519,455	7,161,690
	金融・保険業	4,370,465	5,071,776	5,244,899
	不動産業	8,839,667	8,343,105	8,549,534
	サービス業	6,446,636	5,983,621	6,364,140
	地方公共団体	250,236	474,946	337,514
	その他	15,339,938	15,464,288	13,474,520
	合計	55,377,565	54,181,272	54,489,488
海外店	政府等	233,302	221,313	182,437
	金融機関	332,935	292,175	372,246
	商工業	4,906,847	4,086,566	4,689,758
	その他	220,941	121,313	194,437
	合計	5,694,026	4,721,368	5,438,880
総合計		61,071,591	58,902,641	59,928,368

(注) 海外店には、特別国際金融取引勘定分を含んでおります。

個人・中小企業に対する貸出金及び割合(単体)

(金額単位　百万円)

区分	平成13年度中間期末	平成14年度中間期末	平成13年度末
中小企業等貸出金残高	38,426,978	36,448,312	38,780,331
中小企業等貸出金比率	69.4%	67.3%	71.2%

(注) 1. 貸出金残高には、海外店分及び特別国際金融取引勘定分を含んでおりません。
2. 中小企業等とは、資本金3億円(ただし、卸売業は1億円、小売業、サービス業は5千万円)以下の会社または常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

消費者ローン残高(単体)

(金額単位　百万円)

区分	平成13年度中間期末	平成14年度中間期末	平成13年度末
消費者ローン残高	13,441,608	13,347,036	13,472,598
住宅ローン残高	11,842,662	11,925,394	11,949,427
うち自己居住用の住宅ローン残高	7,612,030	7,906,801	7,820,305
その他ローン残高	1,598,946	1,421,642	1,523,171

(注) 住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

リスク管理債権(連結・単体)

■連結

(金額単位　百万円)

区分	平成13年度中間期末	平成14年度中間期末	平成13年度末
破綻先債権①	248,680	249,899	227,484
延滞債権②	2,294,807	3,116,433	3,599,750
3カ月以上延滞債権③	124,521	109,388	102,762
貸出条件緩和債権④	1,114,939	2,759,599	2,554,371
合計	3,782,947	6,235,319	6,484,367

■単体

(金額単位　百万円)

区分	平成13年度中間期末	平成14年度中間期末	平成13年度末
破綻先債権①	217,079	217,883	195,653
延滞債権②	1,945,507	2,766,157	3,184,459
3カ月以上延滞債権③	105,760	95,504	92,324
貸出条件緩和債権④	1,001,475	2,551,359	2,344,016
合計	3,269,821	5,630,903	5,816,452

各債権の定義

①「破綻先債権」: 未収利息を収益不計上扱いとしている貸出金のうち破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金。

②「延滞債権」: 未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金。

③「3カ月以上延滞債権」: 元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金(除く①、②)。

④「貸出条件緩和債権」: 経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金(除く①～③)。

貸出の状況

金融再生法に基づく開示債権(単体)

(金額単位　億円)

区分	平成13年度中間期末	平成14年度中間期末	平成13年度末
破産更生債権及びこれらに準ずる債権①	5,740	5,148	4,935
危険債権②	16,457	25,414	29,702
要管理債権③	11,072	26,469	24,363
(小計)	(33,269)	(57,031)	(59,000)
正常債権④	640,399	595,345	605,589
合計	673,668	652,376	664,589

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」(平成10年法律第132号)第7条に基づき開示するものであり、同法第6条に基づき、(中間)貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定、及び使用貸借または賃貸借契約による貸付有価証券について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」: 破産、会社更生、再生手続き等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権。

②「危険債権」: 債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権。

③「要管理債権」: 3カ月以上延滞債権及び貸出条件緩和債権(除く①、②)。

④「正常債権」: 債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権。

三井住友フィナンシャルグループ「SMFGホームページ」のご案内

▶ www.smfg.co.jp

にアクセスしてください。

「SMFGホームページ」では、三井住友フィナンシャルグループの事業活動、ニュースリリースや財務データ、IR情報など、さまざまな情報をタイムリーに掲載しています。

▶ SMFGについて

●三井住友フィナンシャルグループの会社概要（各社の沿革、コーポレートガバナンス、組織図、格付情報） ●社長メッセージ ●グループ経営改革について ●グループ各社の紹介 ●環境問題への取り組み ●社会貢献活動への取り組みなど、SMFGの事業活動について掲載しています。また、動画もご覧いただけます。

▶ IRライブラリー

●IRスケジュール ●IRプレゼンテーション ●ディスクロージャー誌 ●アニュアルレポート ●経営健全化計画 ●有価証券報告書など、「最新の情報を一通り入手したい」「過去のデータを参照したい」といった、それぞれの情報検索ニーズをカバーするページ構成としています。

▶ 財務情報

●財務ハイライト ●最新の決算短信 ●決算短信のバックナンバーの内容で構成しており、SMFGとグループ各社の財務に関する情報が入手できます。

▶ 株式情報

●株式事務手続きのご案内 ●資本・株式等の状況 ●配当情報などを掲載しています。



SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

File No. 82-4395
Exhibit B2(a)

臨 時 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨　時　報　告　書

（証券取引法第24条の5第4項に基づく報告書）

関東財務局長殿

平成15年2月10日提出

会　　社　　名　株式会社三井住友フィナンシャルグループ

英　　訳　　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　西　川　善　文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共２枚）

Ⅰ. 提 出 理 由

当社において特定子会社に異動がありましたので、証券取引法第 24 条の 5 第 4 項及び企業内容等の開示に関する内閣府令第 19 条第 2 項第 3 号の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

特定子会社の異動

名称	SMBC Cayman LC Limited （エスエムビーシー・ケイマン・エルシー・リミテッド）
住所	Walkers SPV Limited, Walker House, Mary Street, P.O.Box 908GT, George Town, Grand Cayman, Cayman Islands
代表者の名前	東　俊太郎
資本金	US$1,375,000,000 -
事業の内容	保証業務
異動前における当社の所有に係る当該特定子会社の議決権の数	なし
異動前における当社の所有に係る当該特定子会社の議決権の総数に対する割合	なし
異動後における当社の所有に係る当該特定子会社の議決権の数	500 個
異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100% （うち当社の子会社である株式会社三井住友銀行による間接所有割合 100%）
異動の理由	当社の子会社である株式会社三井住友銀行が SMBC Cayman LC Limited を設立し、その普通株式全部を取得したこと
異動の年月日	平成１５年２月７日（現地時間）

以　上

File No. 82-4395
Exhibit B2(b)

臨 時 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨 時 報 告 書

（証券取引法第24条の5第4項に基づく報告書）

関東財務局長殿

平成15年2月10日提出

会　　社　　名　株式会社三井住友フィナンシャルグループ

英　　訳　　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　西　川　善　文

本店の所在の場所　東京都千代田区有楽町1丁目1番2号　電話番号　東京（03)5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共２枚）

Ⅰ．提 出 理 由

当社の子会社であります株式会社三井住友銀行の特定子会社の異動について、同行の取締役会にて関係当局の認可を前提として決議されましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第3号の規定に基づき本報告書を提出するものであります。

Ⅱ．報 告 内 容

特定子会社の異動

名称	Sumitomo Mitsui Banking Corporation Europe Limited（欧州三井住友銀行）
住所	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.
代表者の名前	木本　泰行
資本金	US$1,700,000,000 -
事業の内容	銀行業務
異動前における当社の所有に係る当該特定子会社の議決権の数	なし
異動前における当社の所有に係る当該特定子会社の議決権の総数に対する割合	なし
異動後における当社の所有に係る当該特定子会社の議決権の数	1,200,000個
異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100％ （うち当社の子会社である株式会社三井住友銀行による間接所有割合 100％）
異動の理由	当社の子会社である株式会社三井住友銀行がSumitomo Mitsui Banking Corporation Europe Limited を設立し、その株式全部を取得すること
異動の年月日	平成１５年３月５日（現地時間）

以　上

File No. 82-4395
Exhibit B2(c)

臨 時 報 告 書

株式会社三井住友銀行

(501011)

臨　時　報　告　書

（証券取引法第24条の5第4項に基づく報告書）

関東財務局長殿

平成15年2月10日提出

会　社　名　株式会社 三 井 住 友 銀 行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭　取　西　川　善　文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）3501-1111（大代表）

連 絡 者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連 絡 者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号

（本書面の枚数　表紙共２枚）

Ⅰ. 提 出 理 由

当行において特定子会社に異動がありましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第3号の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

特定子会社の異動

名称	SMBC Cayman LC Limited (エスエムビーシー・ケイマン・エルシー・リミテッド)
住所	Walkers SPV Limited, Walker House, Mary Street, P.O.Box 908GT, George Town, Grand Cayman, Cayman Islands
代表者の名前	東　俊太郎
資本金	US$1,375,000,000 -
事業の内容	保証業務
異動前における当行の所有に係る当該特定子会社の議決権の数	なし
異動前における当行の所有に係る当該特定子会社の議決権の総数に対する割合	なし
異動後における当行の所有に係る当該特定子会社の議決権の数	500個
異動後における当行の所有に係る当該特定子会社の議決権の総数に対する割合	100%
異動の理由	当行がSMBC Cayman LC Limitedを設立し、その普通株式全部を取得したこと
異動の年月日	平成15年2月7日(現地時間)

以　上

File No. 82-4395
Exhibit B2(d)

臨 時 報 告 書

株式会社三井住友銀行

(501011)

臨 時 報 告 書

（証券取引法第 24 条の 5 第 4 項に基づく報告書）

関東財務局長殿

平成 15 年 2 月 10 日提出

会　社　名　株式会社 三 井 住 友 銀 行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭　取　西　川　善　文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京 (03)3501-1111（大代表）

連 絡 者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連 絡 者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜４丁目６番５号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町 56 番地
株式会社三井住友銀行横浜支店	横浜市中区本町２丁目 20 番地
株式会社三井住友銀行大宮支店	さいたま市大門町２丁目 107 番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見２丁目２番２号

（本書面の枚数　表紙共２枚）

Ⅰ. 提 出 理 由

当行の特定子会社の異動を、関係当局の認可を前提として取締役会にて決議致しましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第3号の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

特定子会社の異動

名称	Sumitomo Mitsui Banking Corporation Europe Limited（欧州三井住友銀行）
住所	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.
代表者の名前	木本　泰行
資本金	US$1,700,000,000 -
事業の内容	銀行業務
異動前における当行の所有に係る当該特定子会社の議決権の数	なし
異動前における当行の所有に係る当該特定子会社の議決権の総数に対する割合	なし
異動後における当行の所有に係る当該特定子会社の議決権の数	1,200,000個
異動後における当行の所有に係る当該特定子会社の議決権の総数に対する割合	100％
異動の理由	当行がSumitomo Mitsui Banking Corporation Europe Limitedを設立し、その株式全部を取得すること
異動の年月日	平成１５年３月５日（現地時間）

以　上

File No. 82-4395
Exhibit B2(e)

臨 時 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨　時　報　告　書

（証券取引法第24条の5第4項に基づく報告書）

関東財務局長殿

平成15年2月17日提出

会　　社　　名　株式会社三井住友フィナンシャルグループ

英　　訳　　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　西川　善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共9枚）

Ⅰ. 提 出 理 由

株式会社三井住友フィナンシャルグループは、平成15年2月16日開催の当会社取締役会において、当会社の自己資本の充実を図るため、エスエムエフジー・ファイナンス(ケイマン)リミテッド(SMFG Finance (Cayman) Limited)(以下「取得者」という。)を引受先とする第13回第四種優先株式(以下、「本優先株式」という。)発行による第三者割当増資を実施する旨を決議いたしましたので、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

1. 株式の種類
   株式会社三井住友フィナンシャルグループ第13回第四種優先株式

2. 発行数
   100,000株(取得者に付与される予定である、15,000株を上限としてかかる株式の発行数を増加させることのできる権利(以下、「増加オプション」という。)の行使によって株式の発行数が増加した場合には、当該増加後の株式数)。ただし、発行新株式数は、SPV優先株式(以下に定義される。)の需要状況により今後開催予定の当会社の取締役会(以下、「取締役会」という。)で変更されることがある。

3. 発行価格
   1株につき3,000,000円

4. 資本組入額
   1株につき1,500,000円

5. 発行価額の総額
   300,000,000,000円(増加オプションの行使によって株式の発行数が増加した場合には、当該増加後の株式の発行価額の総額)。ただし、発行価額の総額は、SPV優先株式の需要状況により今後開催予定の取締役会で変更されることがある。

6. 資本組入額の総額
   150,000,000,000円(増加オプションの行使によって株式の発行数が増加した場合には、当該増加後の株式の資本組入額の総額)。ただし、資本組入額の総額は、SPV優先株式の需要状況により今後開催予定の取締役会で変更されることがある。

7. 発行方法
   エスエムエフジー・ファイナンス(ケイマン)リミテッド(SMFG Finance (Cayman) Limited)(以下、「取得者」という。)に本優先株式を直接全額割り当てる方法により発行する。
   なお、本優先株式は、取得者がアメリカ合衆国および欧州を中心とする海外市場(ケイマン諸島を除く。)の投資家のために購入し、取得者自らが発行する優先株式(以下、「SPV優先株式」という。)としてリパッケージしたうえ、アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場においては同法Regulation Sに基づく公募により販売される。

8. 募集を行う地域
本優先株式は募集を行わない。

9. 新規発行による手取金の額及び使途

(A) 本優先株式の手取金の額

払込金額の総額	300,000,000,000 円
発行諸費用の概算額	10,000,000,000 円
差引手取金概算額	290,000,000,000 円

(B) 本優先株式の手取金の使途
払込金額の総額を当会社100%子会社である株式会社三井住友銀行が発行する普通株式の購入資金に充当する予定。

10. 発行年月日
平成15年3月12日（水曜日）

11. 当該有価証券を証券取引所に上場しようとする場合における当該証券取引所の名称
上場予定なし

12. 本優先株式の内容に関する事項

(A) 優先配当金
本優先株式を有する株主（以下、「本優先株主」という。）または本優先株式の登録質権者（以下、「本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1) 優先配当金
今後開催予定の取締役会で決定する。

(2) 非累積条項
ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項
本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

(B) 優先中間配当金
今後開催予定の取締役会で決定する。

(C) 残余財産の分配
当会社の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当会社の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、本優先株式1株につき3,000,000円を支払う。
本優先株主または本優先登録質権者に対しては、上記3,000,000円の他、残余財産の分配は行われない。

(D) 消却
当会社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該

買入価額により消却することができる。

(E)議決権

本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(F)新株引受権等

当会社は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当会社は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

(G)普通株式への転換

本優先株主は、本優先株式の普通株式への転換を請求することができる。

(1)転換請求期間

平成15年4月14日から平成17年7月12日まで。

(2)転換の条件

①当初転換価額

今後開催予定の取締役会で決定する。

②転換価額の修正

平成17年7月11日(以下、「修正日」という。)において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格(以下に定義される。)の平均値(売買高加重平均価格のない日数を除く。)相当額(10円の位まで算出し、その10円の位を四捨五入する。)のいずれか小さい金額に修正される(以下、「修正後転換価額」という。)。ただし、修正後転換価額が今後開催予定の取締役会において決定される額(ただし、下記③により調整される。)(以下、「下限転換価額」という。)を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、ブルームバーグ・エル・ピー(Bloomberg L.P.)が当該取引日の午前10時から11時の間 (ロンドン時間) において提示する8316 ジェイティー・エクイティ・エーキューアール(8316 JT Equity AQR)の画面(またはそれに代わる画面もしくはサービス。以下、「参照画面」という。)に表示された価格(当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値(気配表示を含む。))をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記③に準じて調整される

③転換価額の調整

(a)本優先株式発行後、次の(i)から(iii)までのいずれかに該当する場合には、転換価額は、下記の算式（以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。）により調整される。

$$NCP = OCP \times \frac{N + \frac{NN \times C}{CMP}}{N + NN}$$

上記の算式において、

「NCP」は、調整後転換価額を意味する。

「OCP」は、調整前転換価額（下記(d)に定義される。）を意味する。

「N」は、既発行普通株式数（下記(e)に定義される。）を意味する。

「NN」は、新たに発行もしくは処分された普通株式数、または転換証券（下記(iii)に定義される。）もしくは新株予約権（下記(iii)に定義される。）に関する計算の場合は、それらの転換もしくは行使により新たに発行もしくは処分され得る普通株式数を意味する。

「C」は、NN に含まれる普通株式1株あたりの払込金額（転換証券の転換または新株予約権の行使にあたり交付された対価を含む。）を意味する。

「CMP」は、時価（下記(c)に定義される。）を意味する。

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

(i)当会社が、転換価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合（新株予約権の行使または転換証券の転換による発行または処分の場合を除く。）

転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に当該普通株式の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該普通株式の払込期日の翌日を、かかる調整後転換価額の適用開始日とする。

(ii)株式分割により普通株式を発行する場合

転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株式分割による普通株式の割当日の翌日をかかる調整後転換価額の適用開始日とする。
ただし、配当可能利益を資本に組入れることを条件として株式分割を行う場合において、株式分割による普通株式の割当日が配当可能利益の資本組入れを決議すべき株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、かかる調整後転換価額の適用開始日とする。

(iii)転換価額調整式で使用する時価を下回る価額をもって普通株式に転換することができる証券（以下、「転換証券」という。）または普通株式を行使により取得することができる権利（当会社の発行する社債に付された新株予約権を含む。）（以下「新株予約権」という。）を発行する場合

転換価額は、転換価額調整式に従って算出された調整後転換価額に調整されるものとし、株主に転換証券または新株予約権の引受権が付与されるときはその割当日の翌日を、それ以外のときは当該転換証券または新株予約権の払込期日（無償で新株予約権を発行する場合は発行日）の翌日を、かかる調整後転換価額の適用開始日とする。当該転換証券または新株予約権を発行する場合、調整後転換価額の適用開始日の前日に、発行される転換証券の全額が普通株式に転換されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後転換価額を算出するものとする。ただし、当該転換証券の転換価額または新株予約権の行使価額がかかる転換証券または新株予約権の割当日または払込期日（無償で新株予約権を発行する場合は発行日）において確定しない場合、かかる転換証券の転換価額または新株予約権の行使価額が確定した日の翌日を、かかる調整後転換価額の適用開始日とする。以降の調整においては、かかるみなし株式数は、当該転換証券の転換または当該新株予約権の行使の結果発行された株式数を上回る限りにおいて、既発行普通株式数に算入される。

(b)株式交換、株式移転、会社分割、合併、資本の減少、普通株式の併合その他上記(a)に該当しない希薄化事由により転換価額の調整を必要とする場合には、上記(a)に準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

(c)転換価額調整式で使用する「時価」は、調整後転換価額の適用開始日（ただし、上記(a)（ii)ただし書きの場合には株主割当日）に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）とする。平均値の計算は、10 円の

位まで算出し、その10円の位を四捨五入する。なお、調整後転換価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記(a)により転換価額を調整すべき事由が生じた場合には、調整後転換価額は上記(a)に準じて調整される。

(d)転換価額調整式で使用する「調整前転換価額」は、調整後転換価額の適用開始日の前日において有効な転換価額とする。

(e)転換価額調整式で使用する「既発行普通株式数」は、株主割当日がある場合はその日、株主割当日がない場合は調整後転換価額の適用開始日の1か月前の日における当会社の発行済普通株式数（ただし、普通株式に係る自己株式数を除く。）とする。

(f)転換価額調整式で使用する「普通株式1株あたりの払込金額」は、それぞれ、上記(a)(ⅰ)の場合には当該払込金額（金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者（証券会社、銀行等）により評価されたかかる払込の適正市場価格）、上記(a)(ⅱ)の場合には0円、上記(a)(ⅲ)の場合には普通株式1株あたりの当該転換価額または普通株式1株あたりの新株予約権の発行価額および行使に際しての払込金額の合計額とする。

④上記③により転換価額の調整を行う場合には、下限転換価額についても、転換価額調整式を、「転換価額」を「下限転換価額」に置き換えた上で適用して同様の調整を行い、上記③(b)により転換価額の調整を行う場合には、下限転換価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限転換価額の調整は、上記③(b)に基づく転換価額の調整と同時に有効になるものとする。

⑤転換により発行すべき普通株式数

転換により発行すべき当会社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{本優先株主が転換請求のために提出した本優先株式の発行価額総額}}{\text{転換価額}}$$

本優先株式の転換により発行すべき普通株式数の算出にあたって1株の100分の1の整数倍にあたる端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

⑥転換により発行する株式の内容

株式会社三井住友フィナンシャルグループ普通株式

⑦転換請求受付場所

東京都千代田区丸の内1丁目4番4号

住友信託銀行株式会社　証券代行部

⑧転換の効力発生

転換の効力は、転換請求書および本優先株式の株券が上記⑦の転換請求受付場所に到着した日に発生する。

(3)普通株式への一斉転換

転換請求期間中に転換の請求がなされなかった本優先株式は、転換請求期間の末日の翌日（以下、「一斉転換日」という。）をもって、本優先株式1株の払込金相当額を、一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式となる。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、本優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。

かかる普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

(4)本優先株式の転換により発行された普通株式および普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

13. 取得者に関する事項

名　　称	:	エスエムエフジー・ファイナンス（ケイマン）リミテッド (SMFG Finance (Cayman) Limited)
住　　所	:	英領西インド ケイマン諸島 グランド・ケイマン ジョージ・タウン サウス・チャーチ・ストリート アグランド・ハウス 私書箱309GT (P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies)
資 本 金	:	100円（平成15年2月13日現在）
代表者の役職・氏名	:	取締役　マーティン・コーシュ (Martin Couch)
事業の内容	:	本優先株式の取得及び保有並びに本優先株式をリパッケージした有価証券の発行等

14. 出資関係、取引関係、その他これに準じる取得者と提出会社との関係

出資関係　：　取得者の普通株式の１００％を保有する予定のエスエムエフジー・ホールディングズ（ケイマン）リミテッド (SMFG Holdings

(Cayman) Limited) の普通株式の４９％を保有する予定である。

取引関係　　　　　：　該当なし

15. 保有期間その他優先株式の保有に関する事項についての取得者と提出会社との間の取決めの内容

該当事項なし

16. その他の事項

(A) 提出日現在の資本の額

本報告書提出日現在の発行済株式総数	6,813,100.92 株
うち、普通株式	5,796,000.92 株
第一種優先株式	67,000 株
第二種優先株式	100,000 株
第三種優先株式	800,000 株
第四種優先株式	50,100 株
本報告書提出日現在の資本の額	1,075,150,000,000 円

(B) 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上

File No. 82-4395
Exhibit B2(f)

臨 時 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨　時　報　告　書

（証券取引法第24条の5第4項に基づく報告書）

関東財務局長殿

平成15年3月17日提出

会　社　名	株式会社三井住友フィナンシャルグループ
英　訳　名	Sumitomo Mitsui Financial Group, Inc.
代表者の役職氏名	取締役社長　西　川　善　文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共２枚）

Ⅰ. 提 出 理 由

当社の特定子会社である株式会社三井住友銀行が平成15年3月17日を期日として株式会社わかしお銀行と合併することにより解散したため、特定子会社に異動がありましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第3号の規定に基づき本報告書を提出するものであります。

Ⅱ. 報 告 内 容

特定子会社の異動

名　称	株式会社三井住友銀行
住　所	東京都千代田区有楽町１丁目１番２号
代表者の氏名	西川　善文
資本金	1,058,023百万円
事業の内容	銀行業
異動前における当社の所有に係る当該特定子会社の議決権の数	7,438,597個
異動前における当社の所有に係る当該特定子会社の議決権の総数に対する割合	100％
異動後における当社の所有に係る当該特定子会社の議決権の数	なし
異動後における当社の所有に係る当該特定子会社の議決権の総数に対する割合	なし
異動の理由	株式会社三井住友銀行が株式会社わかしお銀行との合併により解散したため。
異動の年月日	平成15年3月17日

以　上

File No. 82-4395
Exhibit B2(g)

臨 時 報 告 書

株式会社三井住友銀行

(501097)

臨　時　報　告　書

（証券取引法第 24 条の 5 第 4 項に基づく報告書）

関東財務局長殿

平成 15 年 3 月 17 日提出

会　社　名　株式会社 三 井 住 友 銀 行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭　取　　西　川　善　文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京 (03)3501-1111 (大代表)

連 絡 者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連 絡 者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地

証券取引法の規定による備置場所はありません。

（本書面の枚数　表紙共３枚）

Ⅰ 提出理由

当行は、合併に伴い代表取締役に異動がありましたので、証券取引法第 24 条の 5 第 4 項及び企業内容等の開示に関する内閣府令第 19 条第 2 項第 9 号の規定に基づき本報告書を提出するものであります。

Ⅱ 報告内容

代表取締役就任

氏　名 （生年月日）	役　職　名	主　要　略　歴	所　有 株式数	異　動 年月日
岡　田　明　重 （昭和 13 年 4 月 9 日生）	取締役会長 （代表取締役）	昭和 38 年 4 月　三井銀行入行 平成 3 年 6 月　太陽神戸三井銀行取締役 平成 7 年 6 月　さくら銀行常務取締役 平成 8 年 6 月　同専務取締役 平成 9 年 6 月　同取締役頭取 平成 11 年 6 月　同取締役頭取（執行役員を兼務） 平成 13 年 4 月　三井住友銀行取締役会長 平成 14 年 12 月　三井住友フィナンシャルグループ取締役会長（現職） 平成 15 年 3 月　三井住友銀行（旧商号：わかしお銀行）取締役会長（現職）	千株 —	平成15年 3月17日 就　任
西　川　善　文 （昭和 13 年 8 月 3 日生）	頭　取 （代表取締役） 兼 最高執行役員	昭和 36 年 4 月　住友銀行入行 昭和 61 年 6 月　同取締役 平成元年 6 月　同常務取締役 平成 3 年 11 月　同専務取締役 平成 8 年 5 月　同副頭取 平成 9 年 6 月　同頭取 平成 11 年 6 月　同頭取兼最高執行役員 平成 13 年 4 月　三井住友銀行頭取兼最高執行役員 平成 14 年 12 月　三井住友フィナンシャルグループ取締役社長（現職） 平成 15 年 3 月　三井住友銀行（旧商号：わかしお銀行）頭取兼最高執行役員（現職）	—	平成15年 3月17日 就　任
栗　山　道　義 （昭和 18 年 12 月 9 日生）	副　頭　取 （代表取締役） 兼 副頭取執行役員	昭和 42 年 4 月　住友銀行入行 平成 4 年 6 月　同取締役 平成 9 年 6 月　同常務取締役 平成 11 年 6 月　同常務取締役兼常務執行役員 平成 12 年 6 月　同専務取締役兼専務執行役員 平成 13 年 4 月　三井住友銀行専務取締役兼専務執行役員 平成 14 年 6 月　同副頭取兼副頭取執行役員 平成 14 年 12 月　三井住友フィナンシャルグループ取締役（現職） 平成 15 年 3 月　三井住友銀行（旧商号：わかしお銀行）副頭取兼副頭取執行役員（現職）	—	平成15年 3月17日 就　任
永　田　武　全 （昭和 19 年 5 月 23 日生）	副　頭　取 （代表取締役） 兼 副頭取執行役員	昭和 42 年 4 月　住友銀行入行 平成 4 年 6 月　同取締役 平成 9 年 6 月　同常務取締役 平成 11 年 6 月　同常務取締役兼常務執行役員 平成 12 年 6 月　同専務取締役兼専務執行役員 平成 13 年 4 月　三井住友銀行専務取締役兼専務執行役員 平成 14 年 6 月　同副頭取兼副頭取執行役員 平成 15 年 3 月　三井住友銀行（旧商号：わかしお銀行）副頭取兼副頭取執行役員（現	—	平成15年 3月17日 就　任

氏　名 (生年月日)	役　職　名	主　要　略　歴	所　有 株式数	異　動 年月日
平　松　秀　則 (昭和18年8月18日生)	副　頭　取 (代表取締役) 兼 副頭取執行役員	昭和42年4月　神戸銀行入行 平成7年6月　さくら銀行取締役 平成10年4月　同常務取締役 平成11年6月　同常務取締役兼常務執行役員 平成12年4月　同専務取締役兼専務執行役員 平成13年4月　三井住友銀行専務取締役兼専務執行役員 平成14年6月　同副頭取兼副頭取執行役員 平成15年3月　三井住友銀行（旧商号：わかしお銀行）副頭取兼副頭取執行役員（現職）	千株 —	平成15年 3月17日 就　任
井　上　正 (昭和21年1月2日生)	専務取締役 (代表取締役) 兼 専務執行役員	昭和43年4月　住友銀行入行 平成7年6月　同取締役 平成10年11月　同常務取締役 平成11年6月　同常務取締役兼常務執行役員 平成13年1月　同専務取締役兼専務執行役員 平成13年4月　三井住友銀行専務取締役兼専務執行役員 平成15年3月　三井住友銀行（旧商号：わかしお銀行）専務取締役兼専務執行役員（現職）	—	平成15年 3月17日 就　任
塚　本　武　正 (昭和20年5月15日生)	専務取締役 (代表取締役) 兼 専務執行役員	昭和43年4月　三井銀行入行 平成8年6月　さくら銀行取締役 平成11年6月　同取締役辞任 平成11年6月　同常務執行役員 平成12年6月　同常務取締役兼常務執行役員 平成13年4月　三井住友銀行専務取締役兼専務執行役員 平成14年12月　三井住友フィナンシャルグループ取締役（現職） 平成15年3月　三井住友銀行（旧商号：わかしお銀行）専務取締役兼専務執行役員（現職）	—	平成15年 3月17日 就　任

（ご参考）

次に掲げる者は、引き続き当行（旧商号：株式会社わかしお銀行）の代表取締役であります。

氏　名 (生年月日)	役　職　名	主　要　略　歴	所　有 株式数	異　動 年月日
市　川　博　康 (昭和14年3月13日生)	専務取締役 (代表取締役) 兼 専務執行役員	昭和38年4月　日本相互銀行入行 平成3年6月　太陽神戸三井銀行取締役 平成4年4月　さくら銀行取締役 平成6年6月　同銀行常務取締役 平成8年8月　わかしお銀行取締役頭取 平成15年3月　三井住友銀行（旧商号：わかしお銀行）専務取締役兼専務執行役員（現職）	千株 —	—

以　上

File No. 82-4395
Exhibit B3(a)

臨時報告書の
訂 正 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨時報告書の訂正報告書

（証券取引法第24条の5第5項に基づく報告書）

関東財務局長殿

平成15年2月18日提出

会　社　名　株式会社三井住友フィナンシャルグループ

英　訳　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　西川　善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の訂正報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共２枚）

Ⅰ. 提 出 理 由

当社は平成 14 年 12 月 6 日、株式会社日本総研ホールディングズとの合併に伴う株式発行に係る臨時報告書を証券取引法第 24 条の 5 第 4 項及び企業内容等の開示に関する内閣府令第 19 条第 2 項第 2 号の規定に基づいて提出致しましたが、平成 15 年 1 月 30 日付で合併に係る認可を受けたこと及び同社の最終決算の確定により同報告書提出時点で未定であった事項が確定したことにより、臨時報告書の訂正報告書を提出するものであります。

Ⅱ. 報 告 内 容

3. 発行価格及び資本組入額

（訂正前）
発行価格は、合併期日である平成 15 年 2 月 1 日に株式会社日本総研ホールディングズに現存する純資産額を、上記 2. の発行数で除した金額となります。
資本組入額は０円であります。

（訂正後）
発行価格は 460,314 円であります。
資本組入額は０円であります。

4. 発行価額の総額及び資本組入額の総額

（訂正前）
発行価額の総額は、合併期日である平成 15 年 2 月 1 日に株式会社日本総研ホールディングズに現存する純資産額と同額となります。
資本組入額の総額は０円であります。

（訂正後）
発行価額の総額は 39,852,379,707 円であります。
資本組入額の総額は０円であります。

以　上

（添付書類）

金監第１４０号

東京都千代田区有楽町一丁目１番２号

株式会社三井住友フィナンシャルグループ

平成 15 年 1 月 23 日付けで申請のあった、株式会社日本総研ホールディングズとの合併については、銀行法第５２条の３５第１項の規定に基づき認可する。

平成 15 年 1 月 30 日

金 融 庁 長 官　高 木　祥 吉



File No. 82-4395
Exhibit B3(b)

臨時報告書の
訂 正 報 告 書

株式会社三井住友銀行

(501011)

臨時報告書の訂正報告書

（証券取引法第24条の5第5項に基づく報告書）

関東財務局長殿

平成15年2月18日提出

会社名　株式会社三井住友銀行

英訳名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川善文

本店の所在の場所　東京都千代田区有楽町1丁目1番2号　電話番号　東京（03）3501-1111（大代表）

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の訂正報告書の写しを縦覧に供する場所

名称	所在地
株式会社三井住友銀行大阪本店営業部	大阪市中央区北浜4丁目6番5号
株式会社三井住友銀行神戸営業部	神戸市中央区浪花町56番地
株式会社三井住友銀行横浜支店	横浜市中区本町2丁目20番地
株式会社三井住友銀行大宮支店	さいたま市大門町2丁目107番地
株式会社三井住友銀行千葉支店	千葉市中央区富士見2丁目2番2号

（本書面の枚数　表紙共3枚）

Ⅰ 提出理由

当行は、平成 14 年 12 月 6 日、証券取引法第 24 条の 5 第 4 項及び企業内容等の開示に関する内閣府令第 19 条第 2 項第 2 号の規定に基づき、株式交換に伴う株式の発行に係る臨時報告書を提出致しました。提出時において未定であった「発行価額の総額」が、その計算の基礎となるエスエムビーシー信用保証株式会社の財務諸表に関する会計監査人の報告書を受領したことにより確定しましたので、証券取引法第 24 条の 5 第 5 項の規定に基づき臨時報告書の訂正報告書を提出致します。

Ⅱ 報告内容

3. 発行価格及び資本組入額

（訂正前）

発行価格は、株式交換の日である平成 15 年 2 月 5 日にエスエムビーシー信用保証株式会社に現存する純資産額を、上記２.の発行数で除した金額となります。
資本組入額は０円であります。

（訂正後）

発行価格は 301.96 円であります。
資本組入額は０円であります。

4. 発行価額の総額及び資本組入額の総額

（訂正前）

発行価額の総額は、株式交換の日である平成 15 年 2 月 5 日にエスエムビーシー信用保証株式会社に現存する純資産額となります。
資本組入額の総額は０円であります。

（訂正後）

発行価額の総額は 94,680,114,959 円であります。
資本組入額の総額は０円であります。

9. 当該株券を取得しようとする者

（訂正前）

株式交換の日の前日の最終のエスエムビーシー信用保証株式会社の株主名簿に記載された株主。

（訂正後）

(1) 取得者の名称、住所、代表者の氏名、資本の額及び事業の内容

(ｱ) 名　　　称　株式会社三井住友フィナンシャルグループ
(ｲ) 住　　　所　東京都千代田区有楽町１丁目１番２号
(ｳ) 代表者の氏名　取締役社長　西川　善文
(ｴ) 資 本 の 額　1,000,000 百万円
(ｵ) 事 業 の 内 容　銀行、その他銀行法により子会社とすることができる会社の経営管理及びそれらの業務に附帯する業務

(2)出資関係、取引関係その他これらに準ずる取得者と提出会社との間の関係
(ｱ)出資関係　提出会社は、取得者の子会社であります。
(ｲ)取引関係　預金・融資取引等

(3)保有期間その他の当該株券の保有に関する事項についての取得者と提出会社との間の取決めの内容
該当ありません。

以　上

File No. 82-4395
Exhibit B3(c)

臨時報告書の
訂 正 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨時報告書の訂正報告書

(証券取引法第24条の5第5項に基づく報告書)

関東財務局長殿

平成15年2月21日提出

会　社　名　株式会社三井住友フィナンシャルグループ

英　訳　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　西川　善文

本店の所在の場所　東京都千代田区有楽町1丁目1番2号　電話番号　東京（03)5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の訂正報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社 東京証券取引所	東京都中央区日本橋兜町2番1号
株式会社 大阪証券取引所	大阪市中央区北浜1丁目6番10号
株式会社 名古屋証券取引所	名古屋市中区栄3丁目3番17号

(本書面の枚数　表紙共5枚)

Ⅰ. 提 出 理 由

当社は平成15年2月17日、第13回第四種優先株式（以下、「本優先株式」という。）発行による第三者割当増資を実施することについて、証券取引法第24条の5第4項並びに企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定に基づき臨時報告書を提出いたしました。平成15年2月20日開催の当社取締役会において発行条件等を決議したことにより、同報告書において未定であった事項が確定しましたので、臨時報告書の訂正報告書を提出するものであります。

Ⅱ. 報 告 内 容

2. 発行数

（訂正前）
100,000株（取得者に付与される予定である、15,000株を上限としてかかる株式の発行数を増加させることのできる権利（以下、「増加オプション」という。）の行使によって株式の発行数が増加した場合には、当該増加後の株式数）。ただし、発行新株式数は、SPV優先株式（以下に定義される。）の需要状況により今後開催予定の当会社の取締役会（以下、「取締役会」という。）で変更されることがある。

（訂正後）
115,000株（下記ア及びイの合計数）

ア　エスエムエフジー・ファイナンス（ケイマン）リミテッド（SMFG Finance (Cayman) Limited）（以下、「取得者」という。）が買取の約定をする対象株式たる当社第13回第四種優先株式100,000株。

イ　取得者に対して付与する当社第13回第四種優先株式を上記100,000株に追加して買取る権利（増加オプション）の対象株式たる当社第13回第四種優先株式15,000株。

ウ　申込期日に、取得者の申込がなかった株式数は失権する。

5. 発行価額の総額

（訂正前）
300,000,000,000円（増加オプションの行使によって株式の発行数が増加した場合には、当該増加後の株式の発行価額の総額）。ただし、発行価額の総額は、SPV優先株式の需要状況により今後開催予定の取締役会で変更されることがある。

（訂正後）
345,000,000,000円
申込期日に、取得者の申込がなかったため失権が生じた場合、失権した株式数に応じて減少する。

6. 資本組入額の総額

（訂正前）
150,000,000,000 円(増加オプションの行使によって株式の発行数が増加した場合には、当該増加後の株式の資本組入額の総額)。ただし、資本組入額の総額は、SPV 優先株式の需要状況により今後開催予定の取締役会で変更されることがある。

（訂正後）
172,500,000,000 円
申込期日に、取得者の申込がなかったため失権が生じた場合、失権した株式数に応じて減少する。

9. 新規発行による手取金の額及び使途
(A)本優先株式の手取金の額

（訂正前）

払込金額の総額	300,000,000,000 円
発行諸費用の概算額	10,000,000,000 円
差引手取金概算額	290,000,000,000 円

（訂正後）

払込金額の総額	345,000,000,000 円
発行諸費用の概算額	10,000,000,000 円
差引手取金概算額	335,000,000,000 円

(B)本優先株式の手取金の使途
（訂正前）
払込金額の総額を当会社 100％子会社である株式会社三井住友銀行が発行する普通株式の購入資金に充当する予定。

（訂正後）
当会社 100％子会社である株式会社三井住友銀行が発行する普通株式の購入資金に充当する。

12. 本優先株式の内容に関する事項
(A)優先配当金
(1)優先配当金

（訂正前）
今後開催予定の取締役会で決定する。

（訂正後）
1 株につき 67,500 円
（ただし、平成 15 年 3 月 31 日に終了する営業年度に係る優先配当金については、3,750 円とする。）

(B)優先中間配当金

(訂正前)
今後開催予定の取締役会で決定する。

(訂正後)
1株につき33,750円

(G)普通株式への転換
(2)転換の条件
①当初転換価額

(訂正前)
今後開催予定の取締役会で決定する。

(訂正後)
312,000円

②転換価額の修正

(訂正前)
平成17年7月11日（以下、「修正日」という。）において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格（以下に定義される。）の平均値（売買高加重平均価格のない日数を除く。）相当額（10円の位まで算出し、その10円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後転換価額」という。）。ただし、修正後転換価額が今後開催予定の取締役会において決定される額（10円の位まで算出し、その10円の位を四捨五入する。）（ただし、下記③により調整される。）（以下、「下限転換価額」という。）を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、ブルームバーグ・エル・ピー(Bloomberg L.P.)が当該取引日の午前10時から11時の間（ロンドン時間）において提示する8316 ジェイティー・エクイティ・エーキューアール（8316 JT Equity AQR）の画面（またはそれに代わる画面もしくはサービス。以下、「参照画面」という。）に表示された価格（当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値（気配表示を含む。））をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換

(訂正後)

平成17年7月11日（以下、「修正日」という。）において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格（以下に定義される。）の平均値（売買高加重平均価格のない日数を除く。）相当額（10円の位まで算出し、その10円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後転換価額」という。）。ただし、修正後転換価額が156,000円（ただし、下記③により調整される。）（以下、「下限転換価額」という。）を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、ブルームバーグ・エル・ピー（Bloomberg L.P.）が当該取引日の午前10時から11時の間（ロンドン時間）において提示する8316 ジェイティー・エクイティ・エーキューアール（8316 JT Equity AQR）の画面（またはそれに代わる画面もしくはサービス。以下、「参照画面」という。）に表示された価格（当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値（気配表示を含む。））をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記③に準じて調整される。

以　上

File No. 82-4395
Exhibit B3(d)

臨時報告書の
訂 正 報 告 書

株式会社三井住友フィナンシャルグループ

(501094)

臨時報告書の訂正報告書

（証券取引法第24条の5第5項に基づく報告書）

関東財務局長殿

平成15年2月27日提出

会　社　名　株式会社三井住友フィナンシャルグループ

英　訳　名　Sumitomo Mitsui Financial Group, Inc.

代表者の役職氏名　取締役社長　西川　善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）5512-3411（大代表）

連絡者　財務部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の訂正報告書の写しを縦覧に供する場所

名　称	所　在　地
株式会社　東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社　大阪証券取引所	大阪市中央区北浜１丁目６番１０号
株式会社　名古屋証券取引所	名古屋市中区栄３丁目３番１７号

（本書面の枚数　表紙共２枚）

Ⅰ．提出理由

当社は第13回第四種優先株式（以下、「本優先株式」という。）発行による第三者割当増資を実施することについて、平成15年2月17日付で臨時報告書を、平成15年2月21日付で臨時報告書の訂正報告書をそれぞれ提出しておりますが、本優先株式の取得者に対して付与する本優先株式を追加して買取る権利（増加オプション）が行使されたことにより発行数が確定いたしましたので、証券取引法第24条の5第5項の規定に基づき、本臨時報告書の訂正報告書を提出するものであります。なお、訂正箇所は下線で示したとおりであります。

Ⅱ．報告内容

2．発行数

（訂正前）

115,000株（下記ア及びイの合計数）

ア　エスエムエフジー・ファイナンス（ケイマン）リミテッド（SMFG Finance (Cayman) Limited）（以下、「取得者」という。）が買取の約定をする対象株式たる当社第13回第四種優先株式100,000株。

イ　取得者に対して付与する当社第13回第四種優先株式を上記100,000株に追加して買取る権利（増加オプション）の対象株式たる当社第13回第四種優先株式15,000株。

ウ　申込期日に、取得者の申込がなかった株式数は失権する。

（訂正後）

115,000株（下記ア及びイの合計数）

ア　エスエムエフジー・ファイナンス（ケイマン）リミテッド（SMFG Finance (Cayman) Limited）（以下、「取得者」という。）が買取の約定をする対象株式たる当社第13回第四種優先株式100,000株。

イ　取得者に対して付与する当社第13回第四種優先株式を上記100,000株に追加して買取る権利（増加オプション）が行使されたことにより取得者が買取の約定をする対象株式たる当社第13回第四種優先株式15,000株。

ウ　申込期日に、取得者の申込がなかった株式数は失権する。

以　上

File No. 82-4395
Exhibit B4(a)

平成１５年２月７日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

優先株式の転換価額、当初転換価額の下限価額ならびに下限転換価額の調整に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　西川善文）が発行いたしております第一種および第三種優先株式の転換価額、第二種優先株式の当初転換価額の下限価額、ならびに第一種・第二種および第三種優先株式の下限転換価額は、当該優先株式についての転換の定めに基づき、下記のとおり調整されることとなりましたので、お知らせいたします。

記

１．転換価額の調整

（銘　柄）	（調整後転換価額）	（調整前転換価額）
第一種優先株式	972,600 円	980,000 円
第三種優先株式	608,400 円	613,000 円

２．当初転換価額の下限価額の調整

（銘　柄）	（調整後下限当初転換価額）	（調整前下限当初転換価額）
第二種優先株式	972,600 円	980,000 円

３．下限転換価額の調整

（銘　柄）	（調整後下限転換価額）	（調整前下限転換価額）
第一種優先株式	972,600 円	980,000 円
第二種優先株式	972,600 円	980,000 円
第三種優先株式	256,400 円	258,330 円

４．適用日　　平成１５年２月８日以降

以　上

<本件に関するお問い合わせ先>
企画部ＩＲ室　TEL 03-5512-4463～4465

File No. 82-4395
Exhibit B4(a)
(English Translation)

Notice regarding Adjustments of Conversion Price, Floor of Initial Conversion Price, and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, February 7, 2003 --- Sumitomo Mitsui Financial Group, Inc. (President and CEO: Yoshifumi Nishikawa) hereby announces that the conversion price with respect to Type 1 Preferred Stock and Type 3 Preferred Stock, the floor of the initial conversion price with respect to Type 2 Preferred Stock, and the conversion floor price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock and Type 3 Preferred Stock will be adjusted as set out below in accordance with the terms and conditions of each of the preferred stocks.

PARTICULARS

1. Adjustments of Conversion Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 972,600	JPY 980,000
Type 3	JPY 608,400	JPY 613,000

2. Adjustment of Floor of Initial Conversion Price

	After the Adjustment	Before the Adjustment
Type 2	JPY 972,600	JPY 980,000

3. Adjustments of Conversion Floor Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 972,600	JPY 980,000
Type 2	JPY 972,600	JPY 980,000
Type 3	JPY 256,400	JPY 258,330

4. Effective Date: February 8, 2003

File No. 82-4395
Exhibit B4(b)

平成１５年２月８日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

「優先株式の転換価額、当初転換価額の下限価額ならびに下限転換価額の調整に関するお知らせ」の訂正について

平成１５年２月７日付で発表いたしました「優先株式の転換価額、当初転換価額の下限価額ならびに下限転換価額の調整に関するお知らせ」について、下記のとおり訂正がありますのでお知らせいたします。

記

	銘柄	項目	訂正後	訂正前
１．転換価額の調整	第一種優先株式	調整後転換価額	972,500円	972,600円
	第三種優先株式		608,300円	608,400円
２．当初転換価額の下限価額の調整	第二種優先株式	調整後下限当初転換価額	972,500円	972,600円
３．下限転換価額の調整	第一種優先株式	調整後下限転換価額	972,500円	972,600円
	第二種優先株式		972,500円	972,600円
	第三種優先株式		（訂正なし）	256,400円

なお、適用日（平成１５年２月８日以降）に関しては、訂正はありません。

以　　上

＜本件に関するお問い合わせ先＞
企画部ＩＲ室　TEL 03-5512-4463～4465

File No. 82-4395
Exhibit B4(b)
(English Summary)

Corrections on " Notice regarding Adjustments of Conversion Price, Floor of Initial Conversion Price, and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc."

Tokyo, February 8, 2003 --- Sumitomo Mitsui Financial Group, Inc. (President and CEO: Yoshifumi Nishikawa) announces corrections as follows on "Notice regarding Adjustments of Conversion Price, Floor of Initial Conversion Price, and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc." announced February 7, 2003.

PARTICULARS

(Amount: Yen)

	Preferred Stock	Item	**After the Correction**	Before the Correction
1 Adjustments of Conversion Price	Type 1	Conversion price after adjustment	**972,500**	972,600
	Type 3		**608,300**	608,400
2. Adjustment of Floor of Initial Conversion Price	Type 2	Floor of initial conversion price after adjustment	**972,500**	972,600
3. Adjustments of Conversion Floor Price	Type 1	Conversion floor price after adjustment	**972,500**	972,600
	Type 2		**972,500**	972,600
	Type 3		**(No Correction)**	256,400

Note: There is no correction regarding the Effective Date, February 8, 2003.

File No. 82-4395
Exhibit B4(c)

平成１５年２月１０日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友フィナンシャルグループ
（コード番号８３１６）

英国銀行現地法人の設立について

株式会社三井住友フィナンシャルグループ（SMFG、社長：西川善文）の１００％子会社である株式会社三井住友銀行（ＳＭＢＣ、頭取：西川善文）は、平成１５年２月１０日開催の取締役会において、英国ロンドン市にＳＭＢＣの１００％出資子会社となる銀行子会社を、関係当局の認可取得を条件に設立することを決議いたしましたので、お知らせいたします。

１．設立される子会社の概要

(1) 名称（仮称）　：Sumitomo Mitsui Banking Corporation Europe Limited
（欧州三井住友銀行）
(2) 所在地　：英国ロンドン市
(3) 代表者　：木本泰行（三井住友銀行　常務執行役員欧州本部長）
(4) 事業の内容　：銀行業務（現在のロンドン支店の業務の大宗を継承）
(5) 決算期　：３月
(6) 従業員数　：約４００名

２．設立予定日　：平成１５年３月５日

３．業務開始予定日　：平成１５年３月１７日

４．設立の目的

今般設立する新子会社は、英国における銀行現地法人として、欧州における業務戦略展開の中核的プラットフォームとなることを目指しています。一国一市場である米国や、緩やかな経済圏を構成するに止まるアジアとは異なり、多くの国が単一の市場を形成するというユニークな特性をもつ EU において、現地スタンダードにより適合した銀行子会社を設立し、それを核として欧州域内拠点展開の将来的な柔軟性を確保するとともに域内業務の効率的一体運営を一段と強力に推進することを目的としております。

これにより従来以上の顧客対応力とサービス提供体制を整え、欧州における SMBC グループのプレゼンス向上を図って参ります。

以　上

〔本件に関するお問い合わせ先〕
株式会社三井住友フィナンシャルグループ

File No. 82-4395
Exhibit B4(c)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Establishment of UK Banking Subsidiary

TOKYO, February 10, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa), announced today that Sumitomo Mitsui Banking Corporation ("SMBC", President and CEO: Yoshifumi Nishikawa), a wholly owned subsidiary of SMFG, has, following a resolution at the meeting of the Board of Directors today, decided to establish in London, UK, a banking subsidiary, which will become a wholly owned subsidiary of SMBC, subject to the approval of the related authorities.

1. Details of Subsidiary to be Established:
   - (1) Planned Name: Sumitomo Mitsui Banking Corporation Europe Limited
   - (2) Location: London, UK
   - (3) Representative: Yasuyuki Kimoto (Managing Director & Head of Europe Division, SMBC)
   - (4) Business: Banking (basically to succeed the operations of the current London Branch)
   - (5) Fiscal year: Ending March 31
   - (6) Employees: Approximately 400

2. To be Established: March 5, 2003

3. Start of Operations: March 17, 2003

4. Aims of Establishing Subsidiary

   The new subsidiary to be established will represent the platform for formulating the strategy for Europe. As a UK banking subsidiary, it will conform more closely to the standards used throughout the EU, a region with unique features made up of many countries in a single market, which contrasts with the one country single market of the USA, and Asia, comprising loose economic zones. As a result, we will secure greater flexibility in developing our network in Europe in the future and raise the overall efficiency of operations throughout the region.

   Thus, we will raise our SMBC group presence in Europe, by meeting the needs of our clients more exactly and providing an increased range of more value-added services.

File No. 82-4395
Exhibit B4(d)

平成１５年２月１７日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社 三井住友フィナンシャルグループ
（コード番号８３１６）

優先株式の発行による資本増強について

株式会社三井住友フィナンシャルグループ（社長：西川善文）は、平成１５年２月１６日開催の弊社取締役会において、優先株式を発行することを決議いたしましたので、お知らせいたします。本優先株式は、海外ＳＰＶ（特定目的会社）を用いたスキームを通して、海外投資家に販売してまいります。

弊社は、本資本増強により財務基盤・リスク対応力を一層強化することによって、弊社グループの経営の安定性を飛躍的に高め、株主の皆様やお客さまのご期待に応えてまいる所存です。

記

１．弊社優先株式（非累積・転換型）の概要（詳細：別紙１）

① 発行新株式数　100,000株（予定）。なお、海外ＳＰＶに付与される予定である15,000株を上限として当該株式の発行数を増加させることのできる権利（増加オプション）の行使によって株式の発行数が増加した場合には、当該増加後の株式数。

② 発行価額　1株につき3百万円

③ 発行価額の総額　3,000億円（予定）。なお。増加オプションの行使によって株式の発行数が増加した場合には、当該増加後の株式の発行価額の総額。

④ 優先配当率　後日開催する取締役会にて決定
（2月19日(水)から21日(金)のいずれかの日の予定)

⑤ 転換請求期間　平成15年4月14日～平成17年7月12日

⑥ 当初転換価額　後日開催する取締役会にて決定

⑦ 転換価額の修正　平成17年7月11日に、(i)当初転換価額、(ii)45取引日前に始まる30取引日の各取引日の売買高加重平均価格(VWAP)の平均値、のいずれか低い方に修正。ただし、下限転換価額（後日開催する取締

本発表資料は優先株式の発行に関して一般に公開するための記者発表資料であり、投資勧誘を目的に作成されたものではありません。本優先株式については我が国の証券取引法に基づいた届出はされていません。本発表資料は、日本、米国その他いかなる法域においても、証券の募集を構成するものではありません。上述の証券は 1933 年米国証券法に従って登録がなされたものでも、また今後登録がなされるものでもなく、1933 年米国証券法に基づいて証券の登録を行うか又は登録の免除を受ける場合を除き、米国において証券の募集又は販売を行うことは許されません。米国における証券の公募が行われる場合には、1933 年米国証券法に基づいて作成される英文目論見書が用いられ、その場合、この目論見書は当社又は売出人により入手することができるようになります。これには、当社及びその経営陣に関する詳細な情報ならびにその財務諸表が記載されます。なお、本件においては米国における証券の公募は行われません。

役会にて決定）を下回らないものとする。

⑧ 払込日　　　　　平成15年3月11日

2．販売方法

① スキーム　　　　上記の弊社優先株式を海外ＳＰＶ（SMFG Finance (Cayman) Limited）が全額引き受け。同ＳＰＶが、弊社優先株式をリパッケージしたＳＰＶ優先株式（詳細：別紙２）を発行し、投資家に販売。

② 募集方法　　　　米国においては連邦証券法Rule 144Aに基づく私募により、米国以外の海外市場においては同法Regulation Sに基づく公募により販売。

③ 引受証券会社

共同主幹事

＜米国におけるRule 144A私募＞

Daiwa Securities America Inc.
Goldman, Sachs & Co.
J.P.Morgan Securities Inc.

＜米国以外の海外市場における公募＞

Daiwa Securities SMBC Europe Limited
Goldman Sachs International
J.P.Morgan Securities Limited

単独ブックランナー

Goldman Sachs International

以　　上

【本件に関するお問合わせ先】

企画部ＩＲ室　TEL：03-5512-4460,4463,4464,4465
広報部　TEL：03-5512-2678

本発表資料は優先株式の発行に関して一般に公開するための記者発表資料であり、投資勧誘を目的に作成されたものではありません。本優先株式については我が国の証券取引法に基づいた届出はされていません。本発表資料は、日本、米国その他いかなる法域においても、証券の募集を構成するものではありません。上述の証券は 1933 年米国証券法に従って登録がなされたものでも、また今後登録がなされるものでもなく、1933 年米国証券法に基づいて証券の登録を行うか又は登録の免除を受ける場合を除き、米国において証券の募集又は販売を行うことは許されません。米国における証券の公募が行われる場合には、1933 年米国証券法に基づいて作成される英文目論見書が用いられ、その場合、この目論見書は当社又は売出人により入手することができるようになります。これには、当社及びその経営陣に関する詳細な情報ならびにその財務諸表が記載されます。なお、本件においては米国における証券の公募は行われません。

（別紙１）

第13回第四種優先株式の発行概要

1. 株式の名称

株式会社三井住友フィナンシャルグループ第13回第四種優先株式（以下、「本優先株式」という。）

2. 発行新株式数

100,000株（取得者（以下に定義される。）に付与される予定である、15,000株を上限としてかかる株式の発行数を増加させることのできる権利（以下、「増加オプション」という。）の行使によって株式の発行数が増加した場合には、当該増加後の株式数）。ただし、発行新株式数は、SPV優先株式（以下に定義される。）の需要状況により今後開催予定の当会社の取締役会（以下、「取締役会」という。）で変更されることがある。

3. 発行価額

1株につき3,000,000円

4. 発行価額の総額

300,000,000,000円（増加オプションの行使によって株式の発行数が増加した場合には、当該増加後の株式の発行価額の総額）。ただし、発行価額の総額は、SPV優先株式の需要状況により今後開催予定の取締役会で変更されることがある。

5. 発行価額中資本に組み入れない額

1株につき1,500,000円

6. 発行方法

エスエムエフジー・ファイナンス（ケイマン）リミテッド（SMFG Finance (Cayman) Limited）（以下、「取得者」という。）に本優先株式を直接全額割り当てる方法により発行する。

なお、本優先株式は、取得者がアメリカ合衆国および欧州を中心とする海外市場（ケイマン諸島を除く。）の投資家のために購入し、取得者自らが発行する優先株式（以下、「SPV優先株式」という。）としてリパッケージしたうえ、アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場においては同法Regulation Sに基づく公募により販売される。

本発表資料は優先株式の発行に関して一般に公開するための記者発表資料であり、投資勧誘を目的に作成されたものではありません。本優先株式については我が国の証券取引法に基づいた届出はされていません。本発表資料は、日本、米国その他いかなる法域においても、証券の募集を構成するものではありません。上述の証券は1933年米国証券法に従って登録がなされたものでも、また今後登録がなされるものでもなく、1933年米国証券法に基づいて証券の登録を行うか又は登録の免除を受ける場合を除き、米国において証券の募集又は販売を行うことは許されません。米国における証券の公募が行われる場合には、1933年米国証券法に基づいて作成される英文目論見書が用いられ、その場合、この目論見書は当社又は売出人により入手することができるようになります。これには、当社及びその経営陣に関する詳細な情報ならびにその財務諸表が記載されます。なお、本件においては米国における証券の公募は行われません。

7. 申込期日

平成15年3月10日（月曜日）

8. 払込期日

平成15年3月11日（火曜日）

9. 発行年月日

平成15年3月12日（水曜日）

10. 配当起算日

平成15年3月12日（水曜日）

11. 優先配当金

本優先株式を有する株主（以下、「本優先株主」という。）または本優先株式の登録質権者（以下、「本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1) 優先配当金

今後開催予定の取締役会で決定する。

(2) 非累積条項

ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項

本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

12. 優先中間配当金

今後開催予定の取締役会で決定する。

13. 残余財産の分配

当会社の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当会社の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、本優先株式1株につき3,000,000円を支払う。

本優先株主または本優先登録質権者に対しては、上記 3,000,000 円の他、残余財産の分配は行われない。

14. 消却

当会社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

15. 議決権

本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

16. 新株引受権等

当会社は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当会社は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

17. 普通株式への転換

本優先株主は、本優先株式の普通株式への転換を請求することができる。

(1) 転換請求期間

平成 15 年 4 月 14 日から平成 17 年 7 月 12 日まで。

(2) 転換の条件

① 当初転換価額

今後開催予定の取締役会で決定する。

② 転換価額の修正

平成 17 年 7 月 11 日（以下、「修正日」という。）において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格（以下に定義される。）の平均値（売買高加重平均価格のない日数を除く。）相当額（10 円の位まで算出し、その 10 円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後転換価額」という。）。ただし、修正後転換価額が今後開催

予定の取締役会において決定される額(ただし、下記③により調整される。)(以下、「下限転換価額」という。)を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、ブルームバーグ・エル・ピー(Bloomberg L.P.)が当該取引日の午前10時から11時の間(ロンドン時間)において提示する8316ジェイティー・エクイティ・エーキューアール(8316 JT Equity AQR)の画面(またはそれに代わる画面もしくはサービス。以下、「参照画面」という。)に表示された価格(当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値(気配表示を含む。))をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記③に準じて調整される。

③ 転換価額の調整

転換価額は、本優先株式発行後、時価を下回る払込金額をもって普通株式を発行または処分する場合その他一定の場合には、次に定める算式(以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。)により調整されるほか、合併等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新発行・処分普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行普通株式数} + \text{新発行・処分普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

④ 転換により発行すべき普通株式数

転換により発行すべき当会社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{本優先株主が転換請求のために提出した本優先株式の発行価額総額}}{\text{転換価額}}$$

本優先株式の転換により発行すべき普通株式数の算出にあたって1株の100分の

1の整数倍にあたる端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

⑤ 転換により発行する株式の内容
株式会社三井住友フィナンシャルグループ普通株式

(3) 普通株式への一斉転換
転換請求期間中に転換の請求がなされなかった本優先株式は、転換請求期間の末日の翌日（以下、「一斉転換日」という。）をもって、本優先株式1株の払込金相当額を、一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式となる。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、本優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。
かかる普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

(4) 本優先株式の転換により発行された普通株式および普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

18. 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以上

（別紙２）

SMFG Finance (Cayman) Limited強制交換優先株式の概要

1. 発行会社	SMFG Finance (Cayman) Limited （ケイマン法人）（以下「発行ＳＰＶ」という。）
2. 発行する証券の名称	SMFG Finance (Cayman) Limited強制交換優先株式（SMFG Finance (Cayman) Limited Mandatorily Exchangeable Preferred Stock Units）（以下「ＳＰＶ優先株式」という。） なお、各ＳＰＶ優先株式は上記発行ＳＰＶに対して発行される予定の当社第13回第四種優先株式（以下「当社優先株式」という。）1株に関する間接的な経済的利益を表象する。
3. ＳＰＶ優先株式数	100,000株（下記6.の販売に関する幹事引受会社に付与される予定である15,000株を上限としてかかる株式の発行数を増加させることができる権利（以下「ＳＰＶ優先株式増加オプション」という。）の行使によって、株式の発行数が増加した場合は当該増加後の株式数） 但し、発行ＳＰＶに対して発行される当社優先株式（以下「当社優先株式」という）数と同数とし、ＳＰＶ優先株式増加オプションが行使された場合には、当社優先株式に関する増加オプションが発行ＳＰＶによって行使される予定である。なお、今後開催予定の取締役会において当社優先株式の数が変更された場合にはそれと対応して変更される。
4. 発行価額	1株につき3,000,000円。
5. 発行価額の総額	当社優先株式の発行価額の総額と同じ。
6. 発行方法	アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場（ケイマン諸島を除く。）においては同法Regulation Sに基づく公募により販売される。
7. 優先配当金	当社優先株式の保有者としての地位に基づき発行ＳＰＶが受け取る優先配当金（日本の源泉徴収税差引後）が、ＳＰＶ優先株式の非累積配当金として支払われる。

8. 任意交換	ＳＰＶ優先株式保有者は、ＳＰＶ優先株式と同数の当社優先株式を以下のように普通株式に転換し、普通株式を交付することを、発行会社に対し請求する権利を有する。 (1)　交換請求期間 平成15年4月14日から平成17年6月27日までとする。 (2)　交換により交付すべき普通株式数 ＳＰＶ優先株式の転換により交付すべき普通株式数は、発行ＳＰＶが保有する同数の当社優先株式の転換により発行される普通株式の数と同数とする。 発行株式数の算出にあたり、1株の100分の1の整数倍にあたる端数については、端株原簿に記載または記録したうえ、直ちに当社に買取請求したうえ現金によりSPV優先株式保有者に分配するものとし、1株の100分の1未満の端数が生じたときは、上記転換により発行されるべき普通株式の計算にあたってこれを切り捨てる。
9. 強制交換	別紙1に定める当社優先株式の転換価額の修正日に、修正後の転換価額により、ＳＰＶ優先株式は強制的に当社普通株式に交換される。
10. 議決権	当社優先株式にかかる議決権（これが行使されるべき場合において）は、発行ＳＰＶが行使する。 当社の普通株主総会において、発行ＳＰＶが議決権を行使する場合には、ＳＰＶ優先株式の保有者の指図に基づいてプロラタ・ベースで行使する。 当社の種類株主総会において、発行ＳＰＶが議決権を行使する場合には、発行ＳＰＶの定款その他の内部規定に従い、原則として以下のとおりとする。 ①弁護士が種類株主に悪影響がないと判断した場合には、会社提案の議案に賛成する ②弁護士が種類株主に悪影響がないと判断しない場合には、ＳＰＶ優先株式の保有者の指図に基づいてプロラタ・ベースで行使する。

以　上

（参考）

1．今回優先株式発行による発行済株式数の推移

(1) 平成 15 年 2 月 14 日現在の発行済株式数

	授権資本	発行済株式数
普通株式	15, 000, 000 株	5, 796, 000. 92 株
第一種優先株式	67, 000 株	67, 000 株
第二種優先株式	100, 000 株	100, 000 株
第三種優先株式	800, 000 株	800, 000 株
第四種優先株式	250, 000 株	50, 100 株
第五種優先株式	250, 000 株	0 株
第六種優先株式	300, 000 株	0 株

(2) 発行新株式数

第 13 回第四種優先株式
100, 000 株

(3) 今回優先株式発行後（増加オプションによるものを除く）の発行済株式数

	授権資本	発行済株式数
普通株式	15, 000, 000 株	5, 796, 000. 92 株
第一種優先株式	67, 000 株	67, 000 株
第二種優先株式	100, 000 株	100, 000 株
第三種優先株式	800, 000 株	800, 000 株
第四種優先株式	250, 000 株	150, 100 株
第五種優先株式	250, 000 株	0 株
第六種優先株式	300, 000 株	0 株

なお、平成 15 年 2 月 14 日現在、当社が発行している転換社債はありません。

2．資金使途

払込金額の総額を当会社 100%子会社である株式会社三井住友銀行が発行する普通株式の購入資金に充当する予定。

3．過去の利益配分の状況（三井住友銀行[旧さくら銀行、旧住友銀行]）

（単位：円／%）

	平成12年3月期		平成13年3月期		平成14年3月期
	さくら銀行	住友銀行	さくら銀行	住友銀行	
1株当たり当期純利益	11.24	14.41	17.28	16.59	△59.20
1株当たり配当額					
普通株式	6.00	6.00	6.00	6.00	4.00
第一回優先株式	/	/	/	/	/
第二回優先株式	15.00	/	15.00	/	/
第三回優先株式（第二種）	13.70	/	13.70	/	/
第1回第一種優先株式	/	10.50	/	10.50	10.50
第2回第一種優先株式	/	28.50	/	28.50	28.50
第五種優先株式	/	/	/	/	13.70
配当性向（%）	53.42	41.63	34.71	36.15	-
自己資本利益率（%）	3.23	3.32	4.86	3.72	-

4．スキーム図



当　　社
49%出資
当社優先株式発行
SMFC Holdings (Cayman) Limited
51%出資
SMFC Holdings (Cayman) Trust
100%出資
SMFG Finance (Cayman) Limited
SPV優先株式発行
海外投資家

以　上

本発表資料は優先株式の発行に関して一般に公開するための記者発表資料であり、投資勧誘を目的に作成されたものではありません。本優先株式については我が国の証券取引法に基づいた届出はされていません。本発表資料は、日本、米国その他いかなる法域においても、証券の募集を構成するものではありません。上述の証券は 1933 年米国証券法に従って登録がなされたものでも、また今後登録がなされるものでもなく、1933 年米国証券法に基づいて証券の登録を行うか又は登録の免除を受ける場合を除き、米国において証券の募集又は販売を行うことは許されません。米国における証券の公募が行われる場合には、1933 年米国証券法に基づいて作成される英文目論見書が用いられ、その場合、この目論見書は当社又は売出人により入手することができるようになります。これには、当社及びその経営陣に関する詳細な情報ならびにその財務諸表が記載されます。なお、本件においては米国における証券の公募は行われません。

File No. 82-4395
Exhibit B4(d)
(English Translation)

[Provisional Translation]

Fortification of Capital through Issuance of Preferred Stock

TOKYO, February 17, 2003 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President and CEO: Yoshifumi Nishikawa) announced today that the SMFG's Board of Directors resolved at the meeting held on February 16, 2003 to issue preferred stock ("Preferred Stock"). The preferred stock ("Preferred Stock") is to be sold to overseas investors through the structure utilizing an overseas special purpose vehicle ("SPV").

Through its issuance, SMFG will enhance the financial soundness of SMFG group as well as meet with the expectation of its stockholders and clients through fortification of its financial base and its capability to absorb risks.

PARTICULARS

1. The outline of SMFG's Preferred Stock (Convertible / non-cumulative – Details Appendix 1)
   a. Number of shares to be issued: 100,000 units (tentative)
      [These shares may be increased up to an additional 15,000 shares, if the over allotment option of shares to be granted to the SPV is exercised.]
   b. Issue price: ¥3,000,000 per share
   c. Aggregate amount of issue price: ¥300.0 billion (tentative)
      [Aggregate amount of issue price may be increased, if the over allotment option is exercised]
   d. Preferred dividend ratio:
      To be determined at a meeting of the Board of Directors to be held (to be scheduled sometime between February 19 and February 21)
   e. Conversion period: From April 14, 2003 to July 12, 2005
   f. Initial conversion price:
      To be determined at a meeting of the Board of Directors to be held
   g. Reset of conversion price (Details Appendix 1):

      The conversion price is to be reset to the lower price of either (i) initial

conversion price or (ii) the amount equal to the average of the volume-weighted average price ("VWAP") of the closing price of the common stock of SMFG on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the day on July 11, 2005, provided however, that in the event that the conversion price after reset is less than the price which is to be determined at Board of Directors meeting to be held .

f. Payment date: March 11, 2003

2. Method of Offering

a. Structure:

An overseas SPV, SMFG Finance (Cayman) Limited (the "SPV"), is the full subscriber of all shares of the Preferred Stock. The SPV will repackage the preferred stock issued by it (the "SPV Preferred Stock") (Details Appendix 2) and such SPV Preferred Stock will be sold by way of private placement based on 144A Rule of the United States Securities Act of 1933, as amended, in the United States and by way of public offering based on Regulation S of the Securities Act in any foreign markets outside the United States. .

b. Underwriters:

- Joint Lead Managers

<Private placement in the U.S. based on Rule 144A>

Daiwa Securities America Inc.

Goldman, Sachs & Co.

J.P.Morgan Securities Inc.

<Placement in overseas markets outside the U.S. based on Regulation S>

Daiwa Securities SMBC Europe Limited

Goldman Sachs International

J.P.Morgan Securities Limited

- Sole bookrunner

Goldman Sachs International

Inquiries to:

Investor Relations Department

Public Relations Department

(Appendix 1)

Summary of Terms And Conditions of Issue of Thirteenth Series Type 4 Preferred Stock

1. Name of Shares:

   (1) Name of Shares:
   Sumitomo Mitsui Financial Group, Inc (the "Company"). Thirteenth Series Type 4 Preferred Stock (the "Preferred Stock")

2. Number of Shares to be issued:

   100,000 shares (or such number of shares as increased up to 15,000 shares at the maximum upon exercise of the right to be granted to the Acquirer (as defined below) to increase the number of shares to be issued (the "Over Allotment Option")), provided, however, that number of shares to be issued may be changed at the Board of Directors of the Company (the "Board of Directors") to be held, depending on the demand for the SPV Preferred Stock (as defined below).

3. Issue Price:

   ¥3,000,000 per share of Preferred Stock

4. Aggregate Amount of Issue Price:

   ¥300,000,000,000 (or such aggregate amount of issue price of shares as increased upon exercise of the Over Allotment Option), provided, however, that, the aggregate amount of issue price may be changed at a meeting of the Board of Directors to be held to be scheduled sometime between February 19 and February 21, depending on the demand for the SPV Preferred Stock.

5. The portion of the issue price which will not be accounted for as stated capital:

   ¥1,500,000 per share of Preferred Stock

6. Method of Issue:

   Preferred Stock will be issued by way of direct allotment of the total amount of Preferred Stock to SMFG Finance (Cayman) Limited (the "Acquirer").

   The Acquirer will purchase Preferred Stock for the benefit of investors in the foreign markets including the United States and Europe but excluding the Cayman Islands, and then will repackage the Preferred Stock as preferred stock issued by itself (the "SPV Preferred Stock"). Such Preferred Stock will be sold pursuant to a private placement in accordance with Rule 144A of the Securities Act of 1933, as amended, in the United States and by way of public

offering according to Regulation S of the Securities Act in any foreign markets other than the United States.

7. Application Period:

March 10, 2003 (Monday)

8. Payment Date:

March 11, 2003 (Tuesday)

9. Issue Date:

March 12, 2003 (Wednesday)

10. Date from which dividends are assumed to accrue:

March 12, 2003 (Wednesday)

11. Preferred Dividends:

Preferred Dividends shall be paid to the holders of Preferred Stock (the "Preferred Stockholders") or the registered pledgees of Preferred Stock (the "Preferred Registered Pledgees") as follows:

(1) Preferred Dividends:
To be determined at the Board of Directors to be held.

(2) Non-accumulation Provision:
If the amount of dividends payable to Preferred Stockholders or Preferred Registered Pledgees is less than the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal year.

(3) Non-participation Provision:
The Company shall not pay dividends to Preferred Stockholders or Preferred Registered Pledgees in excess of the amount of the Preferred Dividends.

12. Preferred Interim Dividends:

To be determined at the Board of Directors to be held.

13. Liquidation Distribution of Residual Assets:

In the event that the Company makes a liquidation distribution of its residual assets, the Company shall make a distribution of three million (3,000,000) yen per share of Preferred Stock to Preferred Stockholders or Preferred Registered

Pledgees in preference to the holders of the shares of common stock of the Company (the "Common Stock") or the registered pledgees of the Common Stock.

No liquidation distribution other than the above-mentioned distribution of three million (3,000,000) yen per share shall be made to Preferred Stockholders or Preferred Registered Pledgees.

14. Redemption of Preferred Stock:

The Company may at any time purchase Preferred Stock and redeem the same by reducing the profits distributable to shareholders by an amount equal to the relevant purchase price.

15. Voting Rights:

Preferred Stockholders shall not have any voting rights at a general meeting of shareholders; provided, however, that Preferred Stockholders shall have voting rights during the period, if an agenda with respect to the receipt of the Preferred Dividends is not presented at an ordinary general meeting of shareholders, from such general meeting, or if an agenda with respect to the receipt of the Preferred Dividends is rejected at an ordinary general meeting, from the closing time of such general meeting, until a resolution is passed to receive the Preferred Dividends.

16. Rights to Subscribe for New Shares, Etc.:

Except as otherwise provided for by law or regulation, no reverse stock split or stock split of Preferred Stock shall be made. The Company shall not allocate to Preferred Stockholders rights to subscribe for new shares or rights to subscribe for bonds with Share Acquisition Rights.

17. Conversion into Common Stock:

A Preferred Stockholder may request the Company to convert his/her Preferred Stock into Common Stock.

(1) Period during which a request for conversion may be made (the "Conversion Period"):

From April 14, 2003 to and including July 12, 2005.

(2) Terms of Conversion:

A. Initial Conversion Price:

To be determined at the Board of Directors to be held.

B. Reset of Conversion Price:

On July 11, 2005 (the "Reset Date"), the Conversion Price will be reset to the lower amount of (i) the Conversion Price in effect on the date immediately preceding the Reset Date and (ii) the amount equal to the average of the Volume Weighted Average Price (as defined below) of the Common Stock on Tokyo Stock Exchange, Inc. on each of the thirty (30) consecutive trading days (excluding any day on which the Volume Weighted Average Price is not available) commencing on the forty-fifth (45th) trading day preceding the Reset Date, and such amount shall be calculated to two digit places to the left of the decimal (i.e. *ten (10) yen*); any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded (the "Conversion Price After Reset"); provided, however, that in the event that the Conversion Price After Reset is less than the price which is to be determined at the Board of Directors to be held, subject to any adjustment set forth below) (the "Conversion Floor Price"), the Conversion Price After Reset shall be the Conversion Floor Price. The Volume Weighted Average Price means such price as Tokyo Stock Exchange, Inc. calculates and provides as the volume weighted average price of the Common Stock on the relevant trading day, obtained by dividing the total daily traded value (regular way) of the Common Stock on such trading day by the total daily traded volume (regular way) of the Common Stock on such trading day; provided, however, that if Tokyo Stock Exchange, Inc. ceases to provide such prices, it means such price as displayed on page 8316 JT Equity AQR of the screen provided by Bloomberg L.P. between 10 a.m. and 11 a.m. (London Time) (or such other pages or services as may replace it) (the "Reference Page") or, if such Reference Page is not available on such trading day, the closing price (including the closing bid or offered price) (regular way) of the Common Stock on such trading day at Tokyo Stock Exchange, Inc. If any event that requires adjustment of the Conversion Price in accordance with section "C. Adjustment of Conversion Price" below occurs from the forty-fifth (45th) trading day preceding the Reset Date up until such Reset Date, the Conversion Price After Reset will be subject to adjustment in accordance with section "C. Adjustment of Conversion Price" below.

C. Adjustment of Conversion Price:

After the issuance of Each Series Preferred Stock, the Conversion Price shall be adjusted in accordance with the following formula in the event that the Common Stock is issued or transferred by SMFG at a price less than the current market price, be adjusted in accordance with the following formula and other relevant formulas in certain other events, and be revised to the price which the Board of Directors determines to be appropriate in the events which require adjustment of Conversion Price such as a merger:

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment} \times \frac{\text{Numbers of issued Common Stock} + \dfrac{\text{Numbers of Common Stock newly issued or transferred} \times \text{Amount to be Paid per Common Stock}}{\text{Current Market Price}}}{\text{Numbers of issued Common Stock} + \text{Numbers of Common Stock newly issued or transferred}}$$

The Conversion Price After Adjustment shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded.

D. Number of Shares of Common Stock to be issued upon conversion:

The number of Shares of Common Stock of the Company to be issued upon conversion shall be determined in accordance with the following formula:

$$\text{Number of shares of Common Stock to be issued upon conversion} = \frac{\text{Aggregate issue price of Preferred Stock presented by Preferred Stockholders for conversion request}}{\text{Conversion Price}}$$

Any fractional number equal to an integral multiple of one-hundredth (1/100) of a share resulting from the calculation of the number of shares of Common Stock to be issued upon a conversion of Preferred Stock shall be recorded on the register of holders of fractional shares; provided, however, that any fractional number less than one-hundredth (1/100) of a share shall be disregarded.

E. Shares to be issued upon conversion:

Common Stock of Sumitomo Mitsui Financial Group, Inc.

(3) Mandatory Conversion:

Preferred Stock which is not subject to a request for conversion during the Conversion Period shall be converted, on the date immediately following the last day of the conversion period (the "Mandatory Conversion Date"), to the number of shares of Common Stock obtained by dividing the amount equal to the amount paid per share of such Preferred Stock by the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on Tokyo Stock Exchange, Inc. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available)

commencing on the forty-fifth (45th) trading day preceding the Mandatory Conversion Date. The average of the closing price shall be calculated to two digit places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded; provided, however, that if such average of the closing price is less than five hundred thousand (500,000) yen, such **Preferred Stock shall be converted to the number of shares of Common Stock obtained by dividing the amount equal to the amount paid per share of such Preferred Stock by five hundred thousand (500,000) yen.**

In the calculation of the number of shares of such Common Stock, any fractional number less than one-hundredth (1/100) of a share shall be dealt with in the same manner applied to share consolidation as provided for in the Commercial Code.

(4) The first payment of dividends or interim dividends on the Common Stock and fractional shares of the Common Stock issued upon conversion of Preferred Stock shall be made on the basis that the conversion shall be deemed to have taken effect as of April 1 if the request for conversion or the mandatory conversion is made during the period from April 1 through September 30, or as of October 1 if the request for conversion or the mandatory conversion is made during the period from October 1 through March 31 of the next year.

18. Each of the above items shall be applicable on the condition that necessary notification has been made and necessary approvals and authorizations under the various laws and regulations have become effective.

(Appendix 2)

Summarized Details of Mandatorily Exchangeable Preferred Stock issued by SMFG Finance (Cayman) Limited

1.Issuer

SMFG Finance (Cayman) Limited (a special purpose vehicle established in Cayman Island) (the "SPV")

2.Name of Securities

SMFG Finance (Cayman) Limited Mandatorily Exchangeable Preferred Stock (the "SPV Preferred Stock")

Each of the SPV Preferred Stock corresponds to an indirect economic interest in one share of the Thirteenth Series of Type 4 Preferred Stock of SMFG (the "SMFG Preferred Stock") that will be issued to the SPV.

3.Number of Shares to be Issued

100,000 Units (or such number of shares as increased up to 15,000 shares at the maximum upon exercise of the right to be granted to the underwriters in relation to the offering of the SPV Preferred Stock to increase the number of shares to be issued (the "Over Allotment Option")

The number of shares to be issued will be equivalent to the number of shares of the SMFG Preferred Stock issued to the SPV. If the Over Allotment Option for the SPV Preferred Stock is exercised, the same kind of over allotment option for the SMFG Preferred Stock will be exercised by the SPV. The number of shares to be issued may be changed accordingly when the number of shares of the SMFG Preferred Stock to be issued is changed at the SMFG's Board of Directors to be held.

4.Issue Price

¥3,000,000 per share of the SPV Preferred Stock

5.Aggregate Amount of Issue Price

To be same as the aggregate amount of issue price of the SMFG Preferred Stock

6.Method of Issue	To be offered by way of private placement based on Rule 144A of the United States Securities Act of 1933 in the United States and by way of public offering according to Regulation S of the Securities Act in any foreign markets outside the United States (excluding the Cayman Islands)
7.Preferred Dividends	The SPV, as the holder of the SMFG Preferred Stock, will be entitled to receive noncumulative preferred cash dividends (subject to deduction for Japanese withholding taxes) and such dividends will be paid to the holders of the SPV Preferred Stock as noncumulative preferred cash dividends
8.Optional Exchange	Holders of the SPV Preferred Stock may cause the SPV to convert the shares of SMFG Preferred Stock corresponding to the SPV Preferred Stock into shares of common stock of SMFG (the "SMFG Common Stock") and to deliver such shares of the SMFG Common Stock to such holders.

(1) Period during which a request for exchange may be made (the "Exchange Period")

From April 14,2003 to June 27,2005

(2) Number of shares of the SMFG Common Stock to be issued upon exchange

To be equal to the number of shares of the SMFG Common Stock to be issued upon conversion of the same number of shares of the SMFG Preferred Stock held by the SPV

Any fractional number equal to an integral multiple of one-hundredth (1/100) of a share resulting from the calculation of the number of shares of the SMFG Common Stock to be issued will be registered in a register of holders of fractional shares and tendered by the SPV for purchase by SMFG for cash and such cash will be distributed to the holder of the relevant SPV Preferred Stock. Any portion of a fractional share that is

not an integral multiple of one-hundredth (1/100) of a share shall be disregarded.

9.Mandatory Exchange

On the Reset Date of the SMFG Preferred Stock defined in Appendix 1, the SPV Preferred Stock shall be mandatorily exchanged into the SMFG Common Stock at the Conversion Price After Reset.

10.Voting Rights

The SPV will have the right to exercise voting rights in relation to the SMFG Preferred Stock (in certain circumstances in which the voting rights shall be exercised).

If the SPV becomes entitled to vote at a general meeting of the shareholders of SMFG, the SPV will exercise such voting rights in accordance with pro rata instructions of the holders of the SPV Preferred Stock.

If the SPV becomes entitled to vote as a class, the SPV will basically exercise any such class voting rights based on the Memorandum and Articles of Association and other internal rules of the SPV as follows;

(i) if the counsel provides an opinion that indicates the resolution is not against the interest of the holders of the SPV Preferred Stock, the SPV will exercise its voting rights in favor of any resolutions proposed by SMFG,

(ii) if the counsel does not provide an opinion that indicates the resolution is not against the interest of the holders of the SPV Preferred Stock, the SPV will exercise any such class voting rights in accordance with pro rata instructions of the holders of the SPV Preferred Stock.

(Reference)

1. **Changes in Number of Shares Outstanding through the Issuance**

(1) Number of Shares Outstanding as of February 14, 2003

	Authorized shares	Issued and outstanding shares
Common Stock	15,000,000 Units	5,796,000.92 Units
Type 1 Preferred Stock	67,000	67,000
Type 2 Preferred Stock	100,000	100,000
Type 3 Preferred Stock	800,000	800,000
Type 4 Preferred Stock	250,000	50,100
Type 5 Preferred Stock	250,000	0
Type 6 Preferred Stock	300,000	0

(2) Number of Shares to be Issued

Thirteenth Series Type 4 Preferred Stock 100,000 Units

(3) Number of Shares Outstanding after the Issuance (except for over allotment options of shares)

	Authorized shares	Issued and outstanding shares
Common Stock	15,000,000 Units	5,796,000.92 Units
Type 1 Preferred Stock	67,000	67,000
Type 2 Preferred Stock	100,000	100,000
Type 3 Preferred Stock	800,000	800,000
Type 4 Preferred Stock	250,000	150,100
Type 5 Preferred Stock	250,000	0
Type 6 Preferred Stock	300,000	0

There is no convertible bond outstanding as of February 14, 2003.

2. **Use of Proceeds**

SMFG intends to use the proceeds of the issuance of the Preferred Stock for the purchase in common stock of SMBC, its 100% subsidiary.

3. Historical Data of Disposal of Profit (yen / %)

	FY1999		FY2000		FY2001
	Sakura Bank	Sumitomo Bank	Sakura Bank	Sumitomo Bank	SMBC
Net income per share	11.24	14.41	17.28	16.59	(59.20)
Dividends per share					
Common Stock	6.00	6.00	6.00	6.00	4.00
Preferred Stock (Series I)	/	/	/	/	/
Preferred Stock (Series II)	15.00	/	15.00	/	/
Preferred Stock (Series III) (Type 2)	13.70	/	13.70	/	/
Preferred Stock (1st Series Type 1)	/	10.50	/	10.50	10.50
Preferred Stock (2nd Series Type 1)	/	28.50	/	28.50	28.50
Preferred Stock (Type 5)	/	/	/	/	13.70
Dividend payout ratio (%)	53.42	41.63	34.71	36.15	-
ROE (%)	3.23	3.32	4.86	3.72	-

4. Structure


SMFG
49% ownership
51% ownership
Issuance of
Preferred Stock
SMFC Holdings
(Cayman)
SMFC Holdings
(Cayman) Trust
100% ownership
SMFG Finance
(Cayman) Limited
Issuance of SPV
Preferred Stock
Overseas investors

File No. 82-4395
Exhibit B4(e)

平成１５年２月２０日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社 三井住友フィナンシャルグループ
（コード番号８３１６）

第13回第四種優先株式の発行条件等の決定について

株式会社三井住友フィナンシャルグループ（社長：西川善文）は、平成１５年２月１６日開催の弊社取締役会において決議し、同１７日に公表いたしました第13回第四種優先株式の発行に関し、平成１５年２月２０日開催の弊社取締役会において、発行条件等を下記のとおり決議いたしましたので、お知らせいたします。なお、その他の事項については、平成１５年２月１６日開催の弊社取締役会における決議内容から、変更はございません。

記

１．発行新株式数　100,000株（海外ＳＰＶが買取の約定をする株数）と15,000株（海外ＳＰＶが100,000株に追加して買取る権利（増加オプション）を付与される株数）の合計。

２．発行価額の総額　3,000億円（海外ＳＰＶが買取の約定をする株式の発行価額の総額）と450億円（海外ＳＰＶが増加オプションを付与される株式の発行価額の総額）の合計。

３．優先配当金　1株につき67,500円（ただし、平成15年3月31日に終了する営業年度に係る優先配当金については、3,750円とする。）
（参考）利回りに換算すると2.25%に相当。

４．優先中間配当金　1株につき33,750円

５．当初転換価額　当初の転換価額は、312,000円とする。

６．下限転換価額　下限転換価額は、156,000円（ただし、本優先株式発行後、時価を下回る払込金額をもって普通株式を発行または処分する場合その他一定の場合には、転換価額調整式により調整される。）とする。

なお、発行が予定されている新株式数は、100,000株に増加オプションが行使された株式数を加えた数であり、発行価額の総額も、3,000億円に当該増加オプション行使株式数に１株あたりの発行価額を乗じた額を加えた額となります。

以　上

【本件に関するお問合わせ先】
企画部ＩＲ室　TEL：03-5512-4460,4463,4464,4465　　広報部　TEL：03-5512-2678

本発表資料は優先株式の発行に関して一般に公開するための記者発表資料であり、投資勧誘を目的に作成されたものではありません。本優先株式については我が国の証券取引法に基づいた届出はされていません。本発表資料は、日本、米国その他いかなる法域においても、証券の募集を構成するものではありません。上述の証券は1933年米国証券法に従って登録がなされたものでも、また今後登録がなされるものでもなく、1933年米国証券法に基づいて証券の登録を行うか又は登録の免除を受ける場合を除き、米国において証券の募集又は販売を行うことは許されません。米国における証券の公募が行われる場合には、1933年米国証券法に基づいて作成される英文目論見書が用いられ、その場合、この目論見書は当社又は売出人により入手することができるようになります。これには、当社及びその経営陣に関する詳細な情報ならびにその財務諸表が記載されます。なお、本件においては米国における証券の公募は行われません。

（別紙）

第13回第四種優先株式の発行概要

（下線部分が、平成１５年２月１７日公表資料「優先株式の発行による資本増強について」（別紙１）からの変更箇所）

1. 株式の名称

株式会社三井住友フィナンシャルグループ第13回第四種優先株式（以下、「本優先株式」という。）

2. 発行新株式数

115,000株（下記ア及びイの合計数）

ア　エスエムエフジー・ファイナンス（ケイマン）リミテッド（SMFG Finance (Cayman) Limited）（以下、「取得者」という。）が買取の約定をする対象株式たる本優先株式100,000株。

イ　取得者に対して付与する本優先株式を上記100,000株に追加して買取る権利（増加オプション）の対象株式たる本優先株式15,000株。

ウ　申込期日に、取得者の申込がなかった株式数は失権する。

3. 発行価額

1株につき3,000,000円

4. 発行価額の総額

345,000,000,000円

申込期日に、取得者の申込がなかったため失権が生じた場合、失権した株式数に応じて減少する。

5. 発行価額中資本に組み入れない額

1株につき1,500,000円

6. 発行方法

取得者に本優先株式を直接全額割り当てる方法により発行する。

なお、本優先株式は、取得者がアメリカ合衆国及び欧州を中心とする海外市場（ケイマン諸島を除く。）の投資家のために購入し、取得者自らが発行する優先株式（以下、「SPV優先株式」という。）としてリパッケージしたうえ、アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場においては同法Regulation Sに基づく公募により販売される。

7. 申込期日

平成15年3月10日（月曜日）

8. 払込期日

平成15年3月11日（火曜日）

9. 発行年月日

平成15年3月12日（水曜日）

10. 配当起算日

平成15年3月12日（水曜日）

11. 優先配当金

本優先株式を有する株主（以下、「本優先株主」という。）または本優先株式の登録質権者（以下、「本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1) 優先配当金

1株につき67,500円（ただし、平成15年3月31日に終了する営業年度に係る優先配当金については、3,750円とする。）

(2) 非累積条項

ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項

本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

12. 優先中間配当金

1株につき33,750円

13. 残余財産の分配

当会社の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当会社の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、本優先株式1株につき3,000,000円を支払う。

本優先株主または本優先登録質権者に対しては、上記3,000,000円の他、残余財産の分

配は行われない。

14. 消却

当会社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

15. 議決権

本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

16. 新株引受権等

当会社は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当会社は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

17. 普通株式への転換

本優先株主は、本優先株式の普通株式への転換を請求することができる。

(1) 転換請求期間

平成15年4月14日から平成17年7月12日まで。

(2) 転換の条件

① 当初転換価額

当初の転換価額は、312,000円とする。

② 転換価額の修正

平成17年7月11日（以下、「修正日」という。）において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格（以下に定義される。）の平均値（売買高加重平均価格のない日数を除く。）相当額（10円の位まで算出し、その10円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後転換価額」という。）。ただし、修正後転換価額が156,000円（ただし、下記③により調整される。）（以下、「下限転換価額」という。）を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売

買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、ブルームバーグ・エル・ピー（Bloomberg L.P.）が当該取引日の午前10時から11時の間（ロンドン時間）において提示する8316 ジェイティー・エクイティ・エーキューアール（8316 JT Equity AQR）の画面（またはそれに代わる画面もしくはサービス。以下、「参照画面」という。）に表示された価格（当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値（気配表示を含む。））をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記③に準じて調整される。

③ 転換価額の調整

転換価額は、本優先株式発行後、時価を下回る払込金額をもって普通株式を発行または処分する場合その他一定の場合には、次に定める算式（以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。）により調整されるほか、合併等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新発行・処分普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行普通株式数} + \text{新発行・処分普通株式数}}$$

調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。

④ 転換により発行すべき普通株式数

転換により発行すべき当会社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{本優先株主が転換請求のために提出した本優先株式の発行価額総額}}{\text{転換価額}}$$

本優先株式の転換により発行すべき普通株式数の算出にあたって1株の100分の1の整数倍にあたる端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。

⑤ 転換により発行する株式の内容
株式会社三井住友フィナンシャルグループ普通株式

(3) 普通株式への一斉転換
転換請求期間中に転換の請求がなされなかった本優先株式は、転換請求期間の末日の翌日（以下、「一斉転換日」という。）をもって、本優先株式 1 株の払込金相当額を、一斉転換日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式となる。平均値の計算は、10 円の位まで算出し、その 10 円の位を四捨五入する。ただし、当該平均値が 500,000 円を下回るときは、本優先株式 1 株の払込金相当額を 500,000 円で除して得られる数の普通株式となる。
かかる普通株式数の算出に当って 1 株の 100 分の 1 に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

(4) 本優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が 4 月 1 日から 9 月 30 日までになされたときは 4 月 1 日に、10 月 1 日から翌年 3 月 31 日までになされたときは 10 月 1 日に、それぞれ転換があったものとみなしてこれを支払う。

18. 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上

本発表資料は優先株式の発行に関して一般に公開するための記者発表資料であり、投資勧誘を目的に作成されたものではありません。本優先株式については我が国の証券取引法に基づいた届出はされていません。本発表資料は、日本、米国その他いかなる法域においても、証券の募集を構成するものではありません。上述の証券は 1933 年米国証券法に従って登録がなされたものでも、また今後登録がなされるものでもなく、1933 年米国証券法に基づいて証券の登録を行うか又は登録の免除を受ける場合を除き、米国において証券の募集又は販売を行うことは許されません。米国における証券の公募が行われる場合には、1933 年米国証券法に基づいて作成される英文目論見書が用いられ、その場合、この目論見書は当社又は売出人により入手することができるようになります。これには、当社及びその経営陣に関する詳細な情報ならびにその財務諸表が記載されます。なお、本件においては米国における証券の公募は行われません。

File No. 82-4395
Exhibit B4(e)
(English Translation)

[Provisional Translation]

Notice regarding Determination of Terms and Conditions of Thirteenth Series Type 4 Preferred Stock

TOKYO, February 20, 2003 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President and CEO: Yoshifumi Nishikawa) announced today that the SMFG's Board of Directors resolved at the meeting held today to determine the terms and conditions of Thirteenth Series Type 4 Preferred Stock, the issuance of which has been publicly announced on February 17, 2003. Other than the following items, nothing has been changed from the terms and conditions resolved at the meeting of the Board of Directors on February 16, 2003.

PARTICULARS

1. Number of shares to be issued:

   Total of 100,000 units (the number of shares which overseas SPV is to contract to purchase) and up to additional 15,000 units (the maximum number of shares to be granted to the overseas SPV for over allotment option).

2. Aggregate amount of issue price:

   Total of ¥300.0 billion (aggregate amount of issue price which overseas SPV is to contract to purchase)and up to ¥45.0 billion additional amount of issue price (the maximum amount of the issue price of the shares to be granted to the overseas SPV for over allotment option).

3. Preferred dividend: ¥67,500 per share

   (¥3,750 per share for the fiscal year ending on March 31, 2003, which is equivalent to annual 2.25% in terms of dividend rate)

4. Preferred interim dividend: ¥ 33,750 per share
5. Initial conversion price: ¥312,000
6. Floor conversion price: ¥156,000

   (to be adjusted in accordance with the adjustment formula of conversion price in the event that the Common Stock is issued or transferred by SMFG at a price less than the current market price or in certain other events)

Inquiries to: Investor Relations Department +81-3-5512-4460, 4463, 4464,4465
Public Relations Department +81-3-5512-2678

(Appendix)

Summary of Terms And Conditions of Issue of Thirteenth Series Type 4 Preferred Stock

(Changes from the announcement "Fortification of Capital through Issuance of Preferred Stock" on February 17, 2003 are shown with underline.)

1. Name of Shares:

   Sumitomo Mitsui Financial Group, Inc (the "Company"). Thirteenth Series Type 4 Preferred Stock (the "Preferred Stock")

2. Number of Shares to be issued:

   115,000 units of share (the total of the item (i) and item (ii) below)

   (i.) 100,000 units of share of the Company's Preferred Stock which SMFG Finance (Cayman) Limited (the "SPV") is to contract to purchase

   (ii.) 15,000 units of share of the Company's Preferred Stock, to be issued, in addition to the 100,000 units of share described above, due to the exercise of the over allotment options granted to SPV.

   (iii.) The number of shares which is not applied for on the application date is to expire.

3. Issue Price:

   ¥3,000,000 per share of Preferred Stock

4. Aggregate Amount of Issue Price:

   ¥345,000,000,000

   On the application date, aggregate amount of issue price is to be decreased in accordance with the number of shares expired, if any, due to failure of application.

5. The portion of the issue price which will not be accounted for as stated capital:

   ¥1,500,000 per share of Preferred Stock

6. Method of Issue:

   Preferred Stock will be issued by way of direct allotment of the total amount of Preferred Stock to SPV.

   The SPV will purchase Preferred Stock for the benefit of investors in the foreign markets including the United States and Europe but excluding the Cayman Islands, and then will repackage the Preferred Stock as preferred stock issued by itself (the "SPV Preferred Stock"). Such Preferred Stock will be sold pursuant to a private placement in accordance with Rule 144A of the Securities Act of 1933, as amended, in the United States and by way of public offering according to Regulation S of the Securities Act in any foreign markets other than the United States.

7. Application Date:

March 10, 2003 (Monday)

8. Payment Date:

March 11, 2003 (Tuesday)

9. Issue Date:

March 12, 2003 (Wednesday)

10. Date from which dividends are assumed to accrue:

March 12, 2003 (Wednesday)

11. Preferred Dividends:

Preferred Dividends shall be paid to the holders of Preferred Stock (the "Preferred Stockholders") or the registered pledgees of Preferred Stock (the "Preferred Registered Pledgees") as follows:

(1) Preferred Dividends:
¥67,500 per share (¥3,750 per share for the fiscal year ending on March 31, 2003)

(2) Non-accumulation Provision:
If the amount of dividends payable to Preferred Stockholders or Preferred Registered Pledgees is less than the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal year.

(3) Non-participation Provision:
The Company shall not pay dividends to Preferred Stockholders or Preferred Registered Pledgees in excess of the amount of the Preferred Dividends.

12. Preferred Interim Dividends:

¥33,750 per share

13. Liquidation Distribution of Residual Assets:

In the event that the Company makes a liquidation distribution of its residual assets, the Company shall make a distribution of three million (3,000,000) yen per share of Preferred Stock to Preferred Stockholders or Preferred Registered Pledgees in preference to the holders of the shares of common stock of the Company (the "Common Stock") or the registered pledgees of the Common Stock.

No liquidation distribution other than the above-mentioned distribution of three

million (3,000,000) yen per share shall be made to Preferred Stockholders or Preferred Registered Pledgees.

14. Redemption of Preferred Stock:

The Company may at any time purchase Preferred Stock and redeem the same by reducing the profits distributable to shareholders by an amount equal to the relevant purchase price.

15. Voting Rights:

Preferred Stockholders shall not have any voting rights at a general meeting of shareholders; provided, however, that Preferred Stockholders shall have voting rights during the period, if an agenda with respect to the receipt of the Preferred Dividends is not presented at an ordinary general meeting of shareholders, from such general meeting, or if an agenda with respect to the receipt of the Preferred Dividends is rejected at an ordinary general meeting, from the closing time of such general meeting, until a resolution is passed to receive the Preferred Dividends.

16. Rights to Subscribe for New Shares, Etc.:

Except as otherwise provided for by law or regulation, no reverse stock split or stock split of Preferred Stock shall be made. The Company shall not allocate to Preferred Stockholders rights to subscribe for new shares or rights to subscribe for bonds with Share Acquisition Rights.

17. Conversion into Common Stock:

A Preferred Stockholder may request the Company to convert his/her Preferred Stock into Common Stock.

(1) Period during which a request for conversion may be made (the "Conversion Period"):

From April 14, 2003 to and including July 12, 2005.

(2) Terms of Conversion:

A. Initial Conversion Price: ¥312,000

B. Reset of Conversion Price:

On July 11, 2005 (the "Reset Date"), the Conversion Price will be reset to the lower amount of (i) the Conversion Price in effect on the date immediately preceding the Reset Date and (ii) the amount equal to the average of the Volume Weighted Average Price (as defined below) of the Common Stock on Tokyo Stock Exchange, Inc. on each of the thirty (30) consecutive trading days (excluding any day on which the Volume Weighted Average Price is not available) commencing on the forty-fifth (45th) trading day preceding the Reset Date, and such amount shall be calculated to two digit places to the left of the decimal (i.e. *ten (10) yen*); any amount equal to or more than fifty (50) yen shall be rounded up to the

nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded (the "Conversion Price After Reset"); provided, however, that in the event that the Conversion Price After Reset is less than the price which is to be determined at the Board of Directors to be held, subject to any adjustment set forth below) (the "Conversion Floor Price"), the Conversion Price After Reset shall be the Conversion Floor Price. The Volume Weighted Average Price means such price as Tokyo Stock Exchange, Inc. calculates and provides as the volume weighted average price of the Common Stock on the relevant trading day, obtained by dividing the total daily traded value (regular way) of the Common Stock on such trading day by the total daily traded volume (regular way) of the Common Stock on such trading day; provided, however, that if Tokyo Stock Exchange, Inc. ceases to provide such prices, it means such price as displayed on page 8316 JT Equity AQR of the screen provided by Bloomberg L.P. between 10 a.m. and 11 a.m. (London Time) (or such other pages or services as may replace it) (the "Reference Page") or, if such Reference Page is not available on such trading day, the closing price (including the closing bid or offered price) (regular way) of the Common Stock on such trading day at Tokyo Stock Exchange, Inc. If any event that requires adjustment of the Conversion Price in accordance with section "C. Adjustment of Conversion Price" below occurs from the forty-fifth (45th) trading day preceding the Reset Date up until such Reset Date, the Conversion Price After Reset will be subject to adjustment in accordance with section "C. Adjustment of Conversion Price" below.

C. Adjustment of Conversion Price:

After the issuance of Preferred Stock, the Conversion Price shall be adjusted in accordance with the following formula in the event that the Common Stock is issued or transferred by SMFG at a price less than the current market price, be adjusted in accordance with the following formula and other relevant formulas in certain other events, and be revised to the price which the Board of Directors determines to be appropriate in the events which require adjustment of Conversion Price such as a merger:

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment} \times \frac{\text{Numbers of issued Common Stock} + \dfrac{\text{Numbers of Common Stock newly issued or transferred} + \text{Amount to be Paid per Common Stock}}{\text{Current Market Price}}}{\text{Numbers of issued Common Stock} + \text{Numbers of Common Stock newly issued or transferred}}$$

The Conversion Price After Adjustment shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded.

D. Number of Shares of Common Stock to be issued upon conversion:

The number of Shares of Common Stock of the Company to be issued upon conversion shall be determined in accordance with the following formula:

$$\text{Number of shares of Common Stock to be issued upon conversion} = \frac{\text{Aggregate issue price of Preferred Stock presented by Preferred Stockholders for conversion request}}{\text{Conversion Price}}$$

Any fractional number equal to an integral multiple of one-hundredth (1/100) of a share resulting from the calculation of the number of shares of Common Stock to be issued upon a conversion of Preferred Stock shall be recorded on the register of holders of fractional shares; provided, however, that any fractional number less than one-hundredth (1/100) of a share shall be disregarded.

E. Shares to be issued upon conversion:

Common Stock of Sumitomo Mitsui Financial Group, Inc.

(3) Mandatory Conversion:

Preferred Stock which is not subject to a request for conversion during the Conversion Period shall be converted, on the date immediately following the last day of the conversion period (the "Mandatory Conversion Date"), to the number of shares of Common Stock obtained by dividing the amount equal to the amount paid per share of such Preferred Stock by the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on Tokyo Stock Exchange, Inc. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Mandatory Conversion Date. The average of the closing price shall be calculated to two digit places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded; provided, however, that if such average of the closing price is less than five hundred thousand (500,000) yen, such Preferred Stock shall be converted to the number of shares of Common Stock obtained by dividing the amount equal to the amount paid per share of such Preferred Stock by five hundred thousand (500,000) yen.

In the calculation of the number of shares of such Common Stock, any fractional number less than one-hundredth (1/100) of a share shall be dealt with in the same manner applied to share consolidation as provided for in the Commercial Code.

(4) The first payment of dividends or interim dividends on the Common Stock and fractional shares of the Common Stock issued upon conversion of Preferred Stock shall be made on the basis that the conversion shall be deemed to have taken effect as of April 1 if the request for conversion or the mandatory conversion is made during the period from April 1 through September 30, or as of October 1 if the request for conversion or the mandatory conversion is made during the period from October 1 through March 31 of the next year.

18. Each of the above items shall be applicable on the condition that necessary notification has been made and necessary approvals and authorizations under the various laws and regulations have become effective.

File No. 82-4395
Exhibit B4(f)

平成１５年２月２６日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社 三井住友フィナンシャルグループ
（コード番号８３１６）

第 13 回第四種優先株式の発行新株式数等の確定について

株式会社三井住友フィナンシャルグループ（社長：西川善文）が、平成１５年２月１６日開催の取締役会において発行を決議し、平成１５年２月２０日開催の取締役会において発行条件等を決定した第13回第四種優先株式（以下、「本優先株式」という。）の発行新株式数等が確定いたしましたので、下記のとおりお知らせいたします。

記

１．発行新株式数　　　１１５，０００株

２．発行価額の総額　　３,４５０億円

＜ご参考＞

(1) 発行決議日　　　平成１５年２月１６日

(2) 条件決定日　　　平成１５年２月２０日

(3) 払込期日　　　　平成１５年３月１１日

(4) 弊社は、エスエムエフジー・ファイナンス（ケイマン）リミテッド（SMFG Finance (Cayman) Limited）に対し、１５，０００株を上限として、１００，０００株に追加して本優先株式を買取る権利（増加オプション）を付与しておりましたところ、１５，０００株につきかかる権利を行使する旨の通知を平成１５年２月２６日に受領しましたので、これにより発行新株式数等が上記のとおり確定いたしました。

以　上

【本件に関するお問合わせ先】
企画部ＩＲ室　TEL：03-5512-4460,4463,4464,4465　　広報部　TEL：03-5512-2678

（別紙）

第13回第四種優先株式の発行概要

（下線部分が、平成１５年２月２０日公表資料「第13回第四種優先株式の発行条件等の決定について」（別紙）からの変更箇所）

1. 株式の名称

株式会社三井住友フィナンシャルグループ第13回第四種優先株式（以下、「本優先株式」という。）

2. 発行新株式数

115,000株

3. 発行価額

1株につき3,000,000円

4. 発行価額の総額

345,000,000,000円

5. 発行価額中資本に組み入れない額

1株につき1,500,000円

6. 発行方法

取得者に本優先株式を直接全額割り当てる方法により発行する。

なお、本優先株式は、取得者がアメリカ合衆国及び欧州を中心とする海外市場（ケイマン諸島を除く。）の投資家のために購入し、取得者自らが発行する優先株式（以下、「SPV優先株式」という。）としてリパッケージしたうえ、アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場においては同法Regulation Sに基づく公募により販売される。

7. 申込期日

平成15年3月10日（月曜日）

8. 払込期日

平成15年3月11日（火曜日）

9. 発行年月日

平成15年3月12日（水曜日）

本発表資料は優先株式の発行に関して一般に公開するための記者発表資料であり、投資勧誘を目的に作成されたものではありません。本優先株式については我が国の証券取引法に基づいた届出はされていません。本発表資料は、日本、米国その他いかなる法域においても、証券の募集を構成するものではありません。上述の証券は1933年米国証券法に従って登録がなされたものでも、また今後登録がなされるものでもなく、1933年米国証券法に基づいて証券の登録を行うか又は登録の免除を受ける場合を除き、米国において証券の募集又は販売を行うことは許されません。米国における証券の公募が行われる場合には、1933年米国証券法に基づいて作成される英文目論見書が用いられ、その場合、この目論見書は当社又は売出人により入手することができるようになります。これには、当社及びその経営陣に関する詳細な情報ならびにその財務諸表が記載されます。なお、本件においては米国における証券の公募は行われません。

10. 配当起算日

平成 15 年 3 月 12 日（水曜日）

11. 優先配当金

本優先株式を有する株主（以下、「本優先株主」という。）または本優先株式の登録質権者（以下、「本優先登録質権者」という。）に対しては、優先配当金を支払うものとし、その内容については以下の通りとする。

(1) 優先配当金

1 株につき 67,500 円（ただし、平成 15 年 3 月 31 日に終了する営業年度に係る優先配当金については、3,750 円とする。）

(2) 非累積条項

ある営業年度において本優先株主または本優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。

(3) 非参加条項

本優先株主または本優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。

12. 優先中間配当金

1 株につき 33,750 円

13. 残余財産の分配

当会社の残余財産を分配するときは、本優先株主または本優先登録質権者に対し、当会社の普通株式（以下、「普通株式」という。）を有する株主または普通株式の登録質権者に先立ち、本優先株式 1 株につき 3,000,000 円を支払う。

本優先株主または本優先登録質権者に対しては、上記 3,000,000 円の他、残余財産の分配は行われない。

14. 消却

当会社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。

15. 議決権

本優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の

議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

16. 新株引受権等

当会社は、法令に定める場合を除き、本優先株式について株式の併合または分割は行わない。当会社は、本優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。

17. 普通株式への転換

本優先株主は、本優先株式の普通株式への転換を請求することができる。

(1) 転換請求期間

平成15年4月14日から平成17年7月12日まで。

(2) 転換の条件

① 当初転換価額

当初の転換価額は、312,000円とする。

② 転換価額の修正

平成17年7月11日（以下、「修正日」という。）において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格（以下に定義される。）の平均値（売買高加重平均価格のない日数を除く。）相当額（10円の位まで算出し、その10円の位を四捨五入する。）のいずれか小さい金額に修正される（以下、「修正後転換価額」という。)。ただし、修正後転換価額が156,000円（ただし、下記③により調整される。）（以下、「下限転換価額」という。）を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、ブルームバーグ・エル・ピー（Bloomberg L.P.）が当該取引日の午前10時から11時の間（ロンドン時間）において提示する8316ジェイティー・エクイティ・エーキューアール（8316 JT Equity AQR）の画面（またはそれに代わる画面もしくはサービス。以下、「参照画面」という。）に表示された価格（当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取

引の終値（気配表示を含む。））をいう。なお、修正日に先立つ 45 取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記③に準じて調整される。

③ 転換価額の調整

転換価額は、本優先株式発行後、時価を下回る払込金額をもって普通株式を発行または処分する場合その他一定の場合には、次に定める算式（以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。）により調整されるほか、合併等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新発行・処分普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行普通株式数} + \text{新発行・処分普通株式数}}$$

調整後転換価額は 10 円の位まで算出し、その 10 円の位を四捨五入する。

④ 転換により発行すべき普通株式数

転換により発行すべき当会社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{本優先株主が転換請求のために提出した本優先株式の発行価額総額}}{\text{転換価額}}$$

本優先株式の転換により発行すべき普通株式数の算出にあたって 1 株の 100 分の 1 の整数倍にあたる端数はこれを端株原簿に記載または記録し、1 株の 100 分の 1 に満たない端数は、これを切り捨てる。

⑤ 転換により発行する株式の内容

株式会社三井住友フィナンシャルグループ普通株式

(3) 普通株式への一斉転換

転換請求期間中に転換の請求がなされなかった本優先株式は、転換請求期間の末日の翌日（以下、「一斉転換日」という。）をもって、本優先株式 1 株の払込金相当額を、一斉転換日に先立つ 45 取引日目に始まる 30 取引日の東京証券取引所における普通株式の普通取引の毎日の終値（気配表示を含む。）の平均値（終値のない日数を除く。）で除して得られる数の普通株式となる。平均値の計算は、10 円の位まで算出し、その

10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、本優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。
かかる普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。

(4) 本優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が4月1日から9月30日までになされたときは4月1日に、10月1日から翌年3月31日までになされたときは10月1日に、それぞれ転換があったものとみなしてこれを支払う。

18. 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上

File No. 82-4395
Exhibit B4(f)
(English Translation)

[Provisional Translation]

Notice regarding
Determination of Number of Shares and Aggregate Amount of Issue Price of Thirteenth Series Type 4 Preferred Stock

TOKYO, February 26, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that the number of shares and the aggregate amount of issue price of Thirteenth Series Type 4 Preferred Stock ("Preferred Stock"), the issuance of which and the terms and conditions of which were resolved by the SMFG's Board of Directors at the meetings held on February 16, 2003 and on February 20, 2003, respectively, has been determined.

PARTICULARS

1. Number of shares to be issued:

   115,000 units

2. Aggregate amount of issue price:

   Total of ¥345.0 billion

<Reference>

(1) Date on which the issuance was resolved by the SMFG's Board of Directors

February 16, 2003

(2) Date on which the pricing terms and conditions were resolved by the SMFG's Board of Directors

February 20, 2003

(3) Payment Date

March 11, 2003

(4) The number of shares to be issued and the aggregate amount of issue price have been determined as above upon a receipt of a notice from SMFG Finance (Cayman) Limited ("SPV") on February 26 for the exercise of the over allotment option, 2003 for 15,000 units of Preferred Stock, which has been granted to SPV to purchase up to 15,000 units in addition to 100,000 units of Preferred Stock.

Inquiries to: Investor Relations Department +81-3-5512-4460, 4463, 4464,4465
Public Relations Department +81-3-5512-2678

These materials are not an offer for sale of the Securities in the United States. The Securities have not been registered under the U.S. Securities Act of 1933, as

(Appendix)

Summary of Terms And Conditions of Issue of
Thirteenth Series Type 4 Preferred Stock

(Changes from the announcement "Notice regarding Determination of Terms and Conditions of Thirteenth Type 4 Preferred Stock" on February 20, 2003 are shown with underline.)

1. Name of Shares:

   Sumitomo Mitsui Financial Group, Inc (the "Company"). Thirteenth Series Type 4 Preferred Stock (the "Preferred Stock")

2. Number of Shares to be issued:

   115,000 units of share

3. Issue Price:

   ¥3,000,000 per share of Preferred Stock

4. Aggregate Amount of Issue Price:

   ¥345,000,000,000

5. The portion of the issue price which will not be accounted for as stated capital:

   ¥1,500,000 per share of Preferred Stock

6. Method of Issue:

   Preferred Stock will be issued by way of direct allotment of the total amount of Preferred Stock to the SPV.

   The SPV will purchase Preferred Stock for the benefit of investors in the foreign markets including the United States and Europe but excluding the Cayman Islands, and then will repackage the Preferred Stock as preferred stock issued by itself (the "SPV Preferred Stock"). Such Preferred Stock will be sold pursuant to a private placement in accordance with Rule 144A of the Securities Act of 1933, as amended, in the United States and by way of public offering according to Regulation S of the Securities Act in any foreign markets other than the United States.

7. Application Date:

   March 10, 2003 (Monday)

8. Payment Date:

   March 11, 2003 (Tuesday)

9. Issue Date:

March 12, 2003 (Wednesday)

10. Date from which dividends are assumed to accrue:

March 12, 2003 (Wednesday)

11. Preferred Dividends:

Preferred Dividends shall be paid to the holders of Preferred Stock (the "Preferred Stockholders") or the registered pledgees of Preferred Stock (the "Preferred Registered Pledgees") as follows:

(1) Preferred Dividends:
¥67,500 per share (¥3,750 per share for the fiscal year ending on March 31, 2003)

(2) Non-accumulation Provision:
If the amount of dividends payable to Preferred Stockholders or Preferred Registered Pledgees is less than the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal year.

(3) Non-participation Provision:
The Company shall not pay dividends to Preferred Stockholders or Preferred Registered Pledgees in excess of the amount of the Preferred Dividends.

12. Preferred Interim Dividends:

¥33,750 per share

13. Liquidation Distribution of Residual Assets:

In the event that the Company makes a liquidation distribution of its residual assets, the Company shall make a distribution of three million (3,000,000) yen per share of Preferred Stock to Preferred Stockholders or Preferred Registered Pledgees in preference to the holders of the shares of common stock of the Company (the "Common Stock") or the registered pledgees of the Common Stock.

No liquidation distribution other than the above-mentioned distribution of three million (3,000,000) yen per share shall be made to Preferred Stockholders or Preferred Registered Pledgees.

14. Redemption of Preferred Stock:

The Company may at any time purchase Preferred Stock and redeem the same by reducing the profits distributable to shareholders by an amount equal to the relevant

purchase price.

15. Voting Rights:

Preferred Stockholders shall not have any voting rights at a general meeting of shareholders; provided, however, that Preferred Stockholders shall have voting rights during the period, if an agenda with respect to the receipt of the Preferred Dividends is not presented at an ordinary general meeting of shareholders, from such general meeting, or if an agenda with respect to the receipt of the Preferred Dividends is rejected at an ordinary general meeting, from the closing time of such general meeting, until a resolution is passed to receive the Preferred Dividends.

16. Rights to Subscribe for New Shares, Etc.:

Except as otherwise provided for by law or regulation, no reverse stock split or stock split of Preferred Stock shall be made. The Company shall not allocate to Preferred Stockholders rights to subscribe for new shares or rights to subscribe for bonds with Share Acquisition Rights.

17. Conversion into Common Stock:

A Preferred Stockholder may request the Company to convert his/her Preferred Stock into Common Stock.

(1) Period during which a request for conversion may be made (the "Conversion Period"):

From April 14, 2003 to and including July 12, 2005.

(2) Terms of Conversion:

A. Initial Conversion Price: ¥312,000

B. Reset of Conversion Price:

On July 11, 2005 (the "Reset Date"), the Conversion Price will be reset to the lower amount of (i) the Conversion Price in effect on the date immediately preceding the Reset Date and (ii) the amount equal to the average of the Volume Weighted Average Price (as defined below) of the Common Stock on Tokyo Stock Exchange, Inc. on each of the thirty (30) consecutive trading days (excluding any day on which the Volume Weighted Average Price is not available) commencing on the forty-fifth (45th) trading day preceding the Reset Date, and such amount shall be calculated to two digit places to the left of the decimal (i.e. *ten (10) yen*); any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded (the "Conversion Price After Reset"); provided, however, that in the event that the Conversion Price After Reset is less than the price which is to be determined at the Board of Directors to be held, subject to any adjustment set forth below) (the "Conversion Floor Price"), the Conversion Price After Reset shall be the Conversion Floor Price. The Volume Weighted Average Price means such price as Tokyo Stock Exchange, Inc. calculates and provides as the volume weighted average price of the Common Stock on the relevant trading day,

obtained by dividing the total daily traded value (regular way) of the Common Stock on such trading day by the total daily traded volume (regular way) of the Common Stock on such trading day; provided, however, that if Tokyo Stock Exchange, Inc. ceases to provide such prices, it means such price as displayed on page 8316 JT Equity AQR of the screen provided by Bloomberg L.P. between 10 a.m. and 11 a.m. (London Time) (or such other pages or services as may replace it) (the "Reference Page") or, if such Reference Page is not available on such trading day, the closing price (including the closing bid or offered price) (regular way) of the Common Stock on such trading day at Tokyo Stock Exchange, Inc. If any event that requires adjustment of the Conversion Price in accordance with section "C. Adjustment of Conversion Price" below occurs from the forty-fifth (45th) trading day preceding the Reset Date up until such Reset Date, the Conversion Price After Reset will be subject to adjustment in accordance with section "C. Adjustment of Conversion Price" below.

C. Adjustment of Conversion Price:

After the issuance of Preferred Stock, the Conversion Price shall be adjusted in accordance with the following formula in the event that the Common Stock is issued or transferred by SMFG at a price less than the current market price, be adjusted in accordance with the following formula and other relevant formulas in certain other events, and be revised to the price which the Board of Directors determines to be appropriate in the events which require adjustment of Conversion Price such as a merger:

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment} \times \frac{\text{Numbers of issued Common Stock} + \dfrac{\text{Numbers of Common Stock newly issued or transferred} + \text{Amount to be Paid per Common Stock}}{\text{Current Market Price}}}{\text{Numbers of issued Common Stock} + \text{Numbers of Common Stock newly issued or transferred}}$$

The Conversion Price After Adjustment shall be calculated to the digit two places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded.

D. Number of Shares of Common Stock to be issued upon conversion:

The number of Shares of Common Stock of the Company to be issued upon conversion shall be determined in accordance with the following formula:

$$\text{Number of shares of Common Stock to be issued upon conversion} = \frac{\text{Aggregate issue price of Preferred Stock presented by Preferred Stockholders for conversion request}}{\text{Conversion Price}}$$

Any fractional number equal to an integral multiple of one-hundredth (1/100) of a share resulting from the calculation of the number of shares of Common Stock to be issued upon a conversion of Preferred Stock shall be

recorded on the register of holders of fractional shares; provided, however, that any fractional number less than one-hundredth (1/100) of a share shall be disregarded.

E. Shares to be issued upon conversion:

Common Stock of Sumitomo Mitsui Financial Group, Inc.

(3) Mandatory Conversion:

Preferred Stock which is not subject to a request for conversion during the Conversion Period shall be converted, on the date immediately following the last day of the conversion period (the "Mandatory Conversion Date"), to the number of shares of Common Stock obtained by dividing the amount equal to the amount paid per share of such Preferred Stock by the average of the closing price (including the closing bid or offered price) (regular way) of the Common Stock on Tokyo Stock Exchange, Inc. on each of the thirty (30) consecutive trading days (excluding any day on which the closing price is not available) commencing on the forty-fifth (45th) trading day preceding the Mandatory Conversion Date. The average of the closing price shall be calculated to two digit places to the left of the decimal (i.e. *ten (10) yen*). Any amount equal to or more than fifty (50) yen shall be rounded up to the nearest one hundred (100) yen and any amount less than fifty (50) yen shall be disregarded; provided, however, that if such average of the closing price is less than five hundred thousand (500,000) yen, such Preferred Stock shall be converted to the number of shares of Common Stock obtained by dividing the amount equal to the amount paid per share of such Preferred Stock by five hundred thousand (500,000) yen.

In the calculation of the number of shares of such Common Stock, any fractional number less than one-hundredth (1/100) of a share shall be dealt with in the same manner applied to share consolidation as provided for in the Commercial Code.

(4) The first payment of dividends or interim dividends on the Common Stock and fractional shares of the Common Stock issued upon conversion of Preferred Stock shall be made on the basis that the conversion shall be deemed to have taken effect as of April 1 if the request for conversion or the mandatory conversion is made during the period from April 1 through September 30, or as of October 1 if the request for conversion or the mandatory conversion is made during the period from October 1 through March 31 of the next year.

18. Each of the above items shall be applicable on the condition that necessary notification has been made and necessary approvals and authorizations under the various laws and regulations have become effective.

File No. 82-4395
Exhibit B4(g)

平成15年2月26日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

株式会社西武百貨店に対する金融支援について

当社の子会社株式会社三井住友銀行は、同行取引先である株式会社西武百貨店より提示された「私的整理に関するガイドライン」に基づく「再建計画」による同社からの支援要請に対し、下記の金融支援を行う方針を決定しましたので、お知らせ致します。

記

１．金融支援の内容
　同社向け貸出金　９，１５２百万円の債権放棄

２．業績の見通し
　平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

File No. 82-4395
Exhibit B4(g)
(English Translation)

Sumitomo Mitsui Financial Group Announces Financial Assistance to Seibu Department Stores Co., Ltd.

TOKYO, February 26, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG", President and CEO: Yoshifumi Nishikawa) announced today that its subsidiary, Sumitomo Mitsui Banking Corporation has decided to provide the financial assistance at the request of Seibu Department Stores Co., Ltd. based on its "New Innovation Plan" according to "The Guideline for multi-creditor out-of-court workouts."

1. Financial Assistance
   Debt forgiveness of 9,152 million yen

2. Forecast of SMFG's financial results
   There is no amendment on SMFG's earnings forecasts for the year ending March 31, 2003.

File No. 82-4395
Exhibit B4(h)

平成１５年３月１１日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

東京都千代田区有楽町１丁目１番２号
株式会社三井住友銀行

東京都千代田区神田神保町２丁目21番地1
株式会社わかしお銀行

三井住友銀行とわかしお銀行の合併に関する認可取得について

株式会社三井住友銀行（頭取：西川善文）と株式会社わかしお銀行（取締役頭取：市川博康）は、本日、両行の合併（合併期日：平成１５年３月１７日）に関し、銀行法第３０条第１項に基づく認可を取得いたしましたので、お知らせいたします。

以　　上

File No. 82-4395
Exhibit B4(h)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation
THE WAKASHIO BANK, LTD.

Regulatory Approval for Merger between Sumitomo Mitsui Banking Corporation and THE WAKASHIO BANK, LTD

TOKYO, March 11, 2003 --- Sumitomo Mitsui Banking Corporation ("SMBC", President and CEO: Yoshifumi Nishikawa) and THE WAKASHIO BANK, LTD. ("Wakashio Bank", President and CEO: Hiroyasu Ichikawa) announced today that SMBC and Wakashio Bank obtained regulatory approval for the merger on March 17, 2003. The license has been granted in accordance with Article 30-1 of the Banking Law.

File No. 82-4395
Exhibit B4(i)

平成１５年３月１１日

各　位

東京都千代田区有楽町１丁目１番２号
株式会社三井住友フィナンシャルグループ
（コード番号８３１６）

優先株式の転換価額、当初転換価額の下限価額ならびに下限転換価額の調整に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長：西川善文）が発行いたしております第一種、第三種及び第１－１２回第四種優先株式の転換価額、第二種優先株式の当初転換価額の下限価額、ならびに第一種、第二種、第三種及び第１－１２回第四種優先株式の下限転換価額は、当該優先株式についての転換の定めに基づき、下記のとおり調整されることとなりましたので、お知らせいたします。

記

１．転換価額の調整

（銘　柄）	（調整後転換価額）	（調整前転換価額）
第一種優先株式	947,100 円	972,500 円
第三種優先株式	592,400 円	608,300 円
第１－１２回第四種優先株式	322,300 円	331,000 円

２．当初転換価額の下限価額の調整

（銘　柄）	（調整後下限当初転換価額）	（調整前下限当初転換価額）
第二種優先株式	947,100 円	972,500 円

３．下限転換価額の調整

（銘　柄）	（調整後下限転換価額）	（調整前下限転換価額）
第一種優先株式	947,100 円	972,500 円
第二種優先株式	947,100 円	972,500 円
第三種優先株式	249,700 円	256,400 円
第１－１２回第四種優先株式	106,300 円	109,200 円

４．適用日

平成１５年３月１２日以降

以　上

＜本件に関するお問い合わせ先＞
広報部　古舘　　TEL 03-5512-2678

File No. 82-4395
Exhibit B4(i)
(English Translation)

Notice regarding Adjustments of Conversion Price, Floor of Initial Conversion Price, and Conversion Floor Price of certain Preferred Stocks issued by Sumitomo Mitsui Financial Group, Inc.

Tokyo, March 11, 2003 --- Sumitomo Mitsui Financial Group, Inc. (President and CEO: Yoshifumi Nishikawa) hereby announces that the conversion price with respect to Type 1 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock, the floor of the initial conversion price with respect to Type 2 Preferred Stock, and the conversion floor price with respect to Type 1 Preferred Stock, Type 2 Preferred Stock, Type 3 Preferred Stock and First to Twelfth Series Type 4 Preferred Stock will be adjusted as set out below in accordance with the terms and conditions of each of the preferred stocks.

PARTICULARS

1. Adjustments of Conversion Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 947,100	JPY 972,500
Type 3	JPY 592,400	JPY 608,300
First to Twelfth Series Type 4	JPY 322,300	JPY 331,000

2. Adjustment of Floor of Initial Conversion Price

	After the Adjustment	Before the Adjustment
Type 2	JPY 947,100	JPY 972,500

3. Adjustments of Conversion Floor Price

	After the Adjustment	Before the Adjustment
Type 1	JPY 947,100	JPY 972,500
Type 2	JPY 947,100	JPY 972,500
Type 3	JPY 249,700	JPY 256,400
First to Twelfth Series Type 4	JPY 106,300	JPY 109,200

4. Effective Date: March 12, 2003

File No. 82-4395
Exhibit B4(j)

平成15年3月19日

各 位

東京都千代田区有楽町1丁目1番2号
株式会社 三井住友フィナンシャルグループ
（コード番号8316）

東京都千代田区有楽町1丁目1番2号
株式会社 三井住友銀行

ToSTNeT-2による明光ナショナル証券㈱株式の取得のお知らせ

株式会社三井住友フィナンシャルグループ(以下「SMFG」、取締役社長：西川善文）の１００％子会社である株式会社三井住友銀行（以下「SMBC」、頭取：西川善文）は、関連会社である明光ナショナル証券株式会社（以下「明光ナショナル」）の株式を取得することを本日決定いたしましたので下記のとおりお知らせいたします。これにより、明光ナショナルはSMBCの連結子会社となる見込みです。

記

I．明光ナショナル株式の取得について

1．株式取得の理由

明光ナショナルは平成１５年４月１日にSMBCの連結子会社であるさくらフレンド証券株式会社と合併する予定であります。合併後においては、顧客基盤、人材、店舗等の経営資源の集約と相互補完を通じて顧客サービスの向上と収益力の強化を図るとともに、その商号を、SMBCフレンド証券株式会社（以下「SMBCフレンド」）とし、三井住友銀行グループの一員としてSMBCをはじめとするグループ各社との連携体制を更に深めていく予定です。

SMBCは、明光ナショナルおよびSMBCフレンドとの資本面での関係をより緊密にすべく、今回、明光ナショナル株式を取得することと致しました。

2．株式取得の方法

SMBCは、現在、明光ナショナル株式を39,085,557株（保有割合23.0%、間接保有2.1%を含む）保有しております。

SMBCは、これに加えて平成１５年３月２０日に明光ナショナル株式40,850,000株（24.1%）を東京証券取引所における市場内立会外取引（ToSTNeT-2）を通じて取得いたします。

なお、これにより、SMBCは明光ナショナル株式を79,935,557株（47.1%）保有することになるため、明光ナショナルはSMBCの連結子会社となる見込であります。

前記のとおり明光ナショナルは平成１５年４月１日にSMBCの連結子会社であるさくらフレンド証券株式会社と合併いたしますが、SMBCの合併後のSMBCフレンド証券株式会社株式の保有割合は45.5%となる見込みであり、合併後においても連結子会社となる予定であります。

３．明光ナショナルの概要（平成１４年１２月３１日現在）

（１）　商号　　明光ナショナル証券株式会社

（２）　代表者　　代表取締役社長　　十河　安義

（３）　本店所在地　　東京都中央区日本橋小網町１４番１号

（４）　設立年月日　　昭和２３年３月２日

（５）　主な事業内容　　証券業

（６）　決算期　　３月３１日

（７）　従業員数　　９９３名

（８）　主な事業所　　本店（東京都中央区）、大阪支店（大阪市中央区）、名古屋支店（名古屋市中区）他国内２５支店

（９）　資本金　　２７，２７０百万円

（１０）発行済株式総数　　１６９，５９５，９５２株

（１１）株主構成及び議決権割合

松下電器産業㈱	24.4%
㈱三井住友銀行	21.3%
大手町建物㈱	3.9%
銀泉㈱	3.1%
㈱クオーク	2.7%

（注）議決権割合は平成14年11月12日時点の総株主の議決権総数334,791個より算出しております。

（１２）最近事業年度における業績

	平成１３年3月期	平成１４年3月期	平成15年3月期 第3四半期
営業収益　（百万円）	18,835	15,920	10,968
経常利益　（百万円）	3,688	1,214	330
当期純利益　（百万円）	2,324	982	△661
総資産　（百万円）	165,881	98,989	83,825
株主資本　（百万円）	59,022	56,861	54,821

４．今後の日程

平成１５年3月２０日　　ToSTNeT-2を通じて40,850,000株を取得（予定）

平成１５年4月１日　　明光ナショナルとさくらフレンド証券株式会社との合併（予定）

II. ToSTNeT-2による明光ナショナル株式の取得について

平成15年3月19日の東京証券取引所市場第1部における明光ナショナル株式の終値と同価格で、平成15年3月20日午前8時45分の東京証券取引所のToSTNeT-2(終値取引)において買付けの委託を行います。当該注文は当該時間限りの注文とします。

（1）委託注文する株式の種類　　明光ナショナル証券株式会社普通株式

（2）委託注文する株式の総数　　40,850,000株

（注1）当該注文の株数の変更は行いません。ただし市場動向によっては一部または全部の取得が行われない場合もあります。

（注2）取得予定株式数に対当する売付注文をもって買付けを行います。

（3）委託注文の価格　　明光ナショナル株式の平成15年3月19日終値

（4）取得結果の公表　　平成15年3月20日の取引終了後に取得結果を公表いたします。

以　上

<本件に関するお問い合わせ先>
株式会社 三井住友フィナンシャルグループ
広報部　古舘　TEL 03−5512−2678

File No. 82-4395
Exhibit B4(j)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

Purchase of Shares of Meiko National Securities Co., Ltd. Through ToSTNeT-2

TOKYO, March 19th, 2003---- Sumitomo Mitsui Banking Corporation ("SMBC", President and CEO: Yoshifumi Nishikawa), a wholly-owned subsidiary of Sumitomo Mitsui Financial Group Inc.("SMFG", President and CEO: Yoshifumi Nishikawa), announced today that it has decided to purchase common shares of Meiko National Securities Co., Ltd. ("Meiko National") as detailed below. As a result of this purchase, SMBC will become the parent company of Meiko National in terms of consolidated accounting.

1. Purchase of Meiko National's Shares

(1) Reason of Purchase

Meiko National and Sakura Friend Securities Co., Ltd., a subsidiary of SMBC, will merge to form a new securities company. After the merger, the new company will integrate the two companies' customer bases, human resources, office networks, and other corporate resources in order to enhance its capability to provide higher value-added products and services to its customers and strengthen its earning power. The new company will be called "SMBC Friend Securities Co, Ltd." ("SMBC Friend") to further reinforce the cooperation with SMFG's group companies, especially with SMBC.

Against this background, SMBC has decided to purchase common shares of Meiko National to further strengthen the capital relationship with SMBC Friend.

(2) Method of Purchase

SMBC currently owns 39,085,557 common shares of Meiko National (23.0% of the outstanding voting shares, including 2.1% of the indirectly owned voting shares) and will purchase additional 40,850,000 common shares (24.1% of the outstanding voting shares) through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2). After this purchase, it will own 79,935,557 common shares (47.1% of the outstanding voting shares) and become the parent company of Meiko National in terms of consolidated accounting.

In addition, as mentioned above, after Meiko National's merger with Sakura Friend to form SMBC Friend on April 1st, 2003, SMBC will own 45.5% of the

outstanding voting shares of SMBC Friend and become its parent company in terms of consolidated accounting after the merger as well.

(3) Overview of Meiko National (as of December 31, 2002)

(a) Company name — Meiko National Securities Co., Ltd.
(b) Representative — Yasuyoshi Sogo, Representative Director and President
(c) Head Office Address — 14-1, Nihonbashi-Kozuna-cho, Chuo-ku, Tokyo
(d) Date of Establishment — March 2nd, 1948
(e) Business Description — Securities business
(f) Fiscal Year End — March 31st
(g) Number of Employees — 993
(h) Principal offices — Head Office (Chuo-ku, Tokyo), Osaka Branch (Chuo-ku, Osaka), Nagoya Branch (Naka-ku, Nagoya), totaling 25 branches
(i) Capital Stock — 27,270 million yen
(j) Number of Shares Outstanding — 169,595,952
(k) Principal Shareholders and Percentage of Voting Rights

(based on the total 334,791 voting shares as of November 12, 2002)

Shareholder's Name	Percentage of Voting Shares
Matsushita Electric Industrial Co.,Ltd.	24.4%
Sumitomo Mitsui Banking Corporation	21.3%
Otemachi Building	3.9%
GINSEN Corporation	3.1%
QUOQ Inc.	2.7%

(l) Operating Results

(Millions of yen)

	Year ended 31-Mar-01	Year ended 31-Mar-02	Nine months ended 31-Dec-02
Operating Income	18,835	15,920	10,968
Operating Profit	3,688	1,214	330
Net Income	2,324	982	(661)
Total Asset	165,881	98,989	83,825
Stockholders' Equity	59,022	56,861	54,821

(4) **Planned Schedule after This Announcement**

March 20th, 2003:	Purchase of 40,850,000 common shares of Meiko National through ToSTNeT-2
April 1, 2003:	Merger of Meiko National with Sakura Friend

2. **Purchase of Meiko National's Shares through ToSTNeT-2**

SMBC will place an order to purchase Meiko National's common shares at the previous trading day's closing price through ToSTNet–2 at 8:45 a.m. on March 20th, 2003. This purchase will only be made at this specified time.

(1) **Type of Shares for Purchase Order:**

Common shares of Meiko National

(2) **Number of Shares for Purchase Order:**

40,850,000 shares

<Note 1> The above number of shares will not be changed. However, depending on the market conditions and other factors, SMBC may not be able to purchase a part or all of such shares.

<Note 2> The planned number of shares will be purchased to the extent that sell orders match the buy order.

(3) **Order Price:**

Closing price of Meiko National on March 19th, 2003

(4) **Disclosure of Result of the Purchase:**

Result of the purchase will be disclosed after the completion of the trade on March 20th, 2003.

File No. 82-4395
Exhibit B4(k)

平成 15 年 3 月 19 日

各　位

東京都千代田区有楽町1 丁目1 番2 号
株式会社三井住友フィナンシャルグループ
（コード番号8316）

東京都千代田区有楽町1 丁目1 番2 号
株式会社三井住友銀行

ToSTNeT-2 による明光ナショナル証券㈱株式の買付価格（委託注文の価格）の決定について

本日発表いたしました明光ナショナル証券株式会社（以下「明光ナショナル」）株式の取得につきましては、下記のとおり買付価格（委託注文の価格）が決定いたしましたのでお知らせいたします。

記

委託注文の価格　　　212円（平成15年3月19日終値）

（ご参考）ToSTNeT-2 による明光ナショナル株式の取得について

平成15年3月19日の東京証券取引所市場第1部における明光ナショナル株式の終値と同価格で、平成15年3月20日午前8時45分の東京証券取引所の ToSTNeT-2(終値取引)において買付けの委託を行います。当該注文は当該時間限りの注文とします。

（1）委託注文する株式の種類　　　明光ナショナル証券株式会社普通株式
（2）委託注文する株式の総数　　　40,850,000 株
（注1）当該注文の株数の変更は行いません。ただし市場動向によっては一部または全部の取得が行われない場合もあります。
（注2）取得予定株式数に対当する売付注文をもって買付けを行います。
(3)取得結果の公表　　　平成15年3月20日の取引終了後に取得結果を公表いたします。

以　上

<本件に関するお問い合わせ先>
株式会社 三井住友フィナンシャルグループ
広報部　古舘　TEL 03−5512−2678

File No. 82-4395
Exhibit B4(k)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

Price of Shares of Meiko National Securities Co., Ltd. for Purchase Order Through ToSTNeT-2

TOKYO, March 19th, 2003---- Sumitomo Mitsui Banking Corporation ("SMBC", President and CEO: Yoshifumi Nishikawa), a wholly-owned subsidiary of Sumitomo Mitsui Financial Group Inc.("SMFG", President and CEO: Yoshifumi Nishikawa), announced today that it has decided the price of purchasing common shares of Meiko National Securities Co., Ltd. ("Meiko National") as follows.

Order Price 212yen (Closing Price of March 19th, 2003)

(Reference) Purchase of Meiko National's Shares through ToSTNeT-2

SMBC will place an order to purchase Meiko National's common shares at the previous trading day's closing price through ToSTNet–2 at 8:45 a.m. on March 20th, 2003. This purchase will only be made at this specified time.

(1) Type of Shares for Purchase Order:

Common shares of Meiko National

(2) Number of Shares for Purchase Order:

40,850,000 shares

<Note 1> The above number of shares will not be changed. However, depending on the market conditions and other factors, SMBC may not be able to purchase a part or all of such shares.

<Note 2> The planned number of shares will be purchased to the extent that sell orders match the buy order.

(3) Disclosure of Result of the Purchase:

Result of the purchase will be disclosed after the completion of the trade on March 20th, 2003.

File No. 82-4395
Exhibit B4(l)

平成15年3月20日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社 三井住友フィナンシャルグループ
（コード番号8316）

東京都千代田区有楽町1丁目1番2号
株式会社 三井住友銀行

ToSTNeT-2による明光ナショナル証券㈱株式の取得結果に関するお知らせ

昨日（平成15年3月19日）発表いたしました株式会社三井住友銀行（以下「SMBC」）による明光ナショナル証券株式会社（以下「明光ナショナル」）株式の取得につきましては、下記のとおり実施いたしましたのでお知らせいたします。

記

1．取得理由

明光ナショナルは平成15年4月1日にSMBCの子会社であるさくらフレンド証券株式会社と合併する予定であります。合併後においては、顧客基盤、人材、店舗等の経営資源の集約と相互補完を通じて顧客サービスの向上と収益力の強化を図るとともに、その商号を、SMBCフレンド証券株式会社（以下「SMBCフレンド」）とし、三井住友銀行グループの一員としてSMBCをはじめとするグループ各社との連携体制を更に深めていく予定です。

SMBCは、明光ナショナルおよびSMBCフレンドとの資本面での関係をより緊密にすべく、今回、明光ナショナル株式を取得致しました。

2．ToSTNeT-2による明光ナショナル株式の取得の内容

（1）取得した株式の種類	明光ナショナル証券株式会社普通株式
（2）取得した株式の総数	40,849,500株
（3）取得（委託注文）価格	212円
（4）取得した日	平成15年3月20日
（5）取得の方法	東京証券取引所のToSTNeT-2による買付け

（ご参考）

これにより、SMBC は明光ナショナル株式を 79,935,057 株（保有割合 47.1%、間接保有2.1%を含む）保有することになるため、明光ナショナルは SMBC の連結子会社となりました。

前記のとおり明光ナショナルは平成１５年４月１日に SMBC の子会社であるさくらフレンド証券株式会社と合併いたしますが、SMBC の合併後の SMBC フレンド証券株式会社株式の保有割合は45.5%となる見込みであり、合併後においても連結子会社とする予定であります。

なお、本件による株式会社三井住友フィナンシャルグループの業績予想に影響はありません。

以　上

＜本件に関するお問い合わせ先＞
株式会社 三井住友フィナンシャルグループ
広報部　古舘　TEL 03−5512−2678

File No. 82-4395
Exhibit B4(l)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

Result of Purchase of Shares of Meiko National Securities Co., Ltd. Through ToSTNeT-2

TOKYO, March 20th, 2003---- Sumitomo Mitsui Banking Corporation ("SMBC", President and CEO: Yoshifumi Nishikawa), a wholly-owned subsidiary of Sumitomo Mitsui Financial Group Inc.("SMFG", President and CEO: Yoshifumi Nishikawa), announced today the result of the purchase of common shares of Meiko National Securities Co., Ltd. ("Meiko National") as announced yesterday (March 19th, 2003) as detailed below.

1. Reason of Purchase

Meiko National and Sakura Friend Securities Co., Ltd., a subsidiary of SMBC, will merge to form a new securities company on April 1st, 2003. After the merger, the new company will integrate the two companies' customer bases, human resources, office networks and other corporate resources in order to enhance its capability to provide higher value-added products and services to its customers and strengthen its earning power. The new company will be called "SMBC Friend Securities Co, Ltd." ("SMBC Friend") to further reinforce the cooperation with SMFG's group companies, especially with SMBC.

Against this background, SMBC has decided to purchase common shares of Meiko National to further strengthen the capital relationship with SMBC Friend.

2. Outline of Purchase of Shares of Meiko National through ToSTNeT-2

(1) Type of Shares Purchased:
Common shares of Meiko National

(2) Number of Shares Purchased:
40,849,500 shares

(3) Purchase Price
212yen

(4) Date of Purchase
March 20th, 2003

(5) Method of Purchase

Through ToSTNeT-2 of the Tokyo Stock Exchange

<Reference>

As a result of this purchase, SMBC owns 79,935,057 common shares (47.1% of the outstanding voting shares, including 2.1% of the indirectly owned voting shares) of Meiko National, and becomes its parent company in terms of consolidated accounting.

In addition, as mentioned above, after Meiko National's merger with Sakura Friend to form SMBC Friend on April 1st, 2003, SMBC will own 45.5% of the outstanding voting shares of SMBC Friend and become its parent company in terms of consolidated accounting after the merger as well.

This announcement causes no amendment on the SMFG's forecast of financial results for the year ending March 31st, 2003.

File No. 82-4395
Exhibit B5

新株式発行に関する取締役会決議公告

株主各位

平成15年2月22日



東京都千代田区有楽町1丁目1番2号
株式会社三井住友フィナンシャルグループ
取締役社長　西川　善文

平成15年2月16日及び2月20日開催の当会社取締役会において、新株式発行について、下記の通り決議いたしましたので公告いたします。

記

1. 新株式の種類
   (1) 新株式の名称
   株式会社三井住友フィナンシャルグループ第13回第四種優先株式(以下、「本優先株式」という。)
   (2) 優先配当金の額
   1株につき67,500円。ただし、平成15年3月31日に終了する営業年度に係る優先配当金は、1株につき3,750円とする。
   (3) 優先中間配当金の額
   1株につき33,750円
2. 発行新株式数
   115,000株(下記ア及びイの合計数)
   ア　エスエムエフジー・ファイナンス(ケイマン)リミテッド(SMFG Finance (Cayman) Limited)(以下、「取得者」という。)が買取の約定をする対象株式たる本優先株式100,000株。
   イ　取得者に対して付与する本優先株式を上記100,000株に追加して買取る権利の対象株式たる本優先株式15,000株。
   ウ　申込期日に、取得者の申込がなかった株式数は失権する。
3. 発行価額
   1株につき3,000,000円
4. 発行価額中資本に組み入れない額
   1株につき1,500,000円
5. 申込期日
   平成15年3月10日(月曜日)
6. 払込期日
   平成15年3月11日(火曜日)
7. 消却
   当会社は、いつでも本優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。
8. 普通株式への転換
   (1) 転換請求期間
   平成15年4月14日から平成17年7月12日まで。
   (2) 転換の条件
   ① 当初転換価額
   当初転換価額は、312,000円とする。
   ② 転換価額の修正
   平成17年7月11日(以下、「修正日」という。)において、転換価額は、(i)修正日の前日において有効な転換価額、または、(ii)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の毎日の売買高加重平均価格(以下に定義される。)の平均値(売買高加重平均価格のない日数を除く。)相当額(10円の位まで算出し、その10円の位を四捨五入する。)のいずれか小さい金額に修正される(以下、「修正後転換価額」という。)。ただし、修正後転換価額が156,000円(ただし、下記③により調整される。)(以下、「下限転換価額」という。)を下回る場合には、下限転換価額をもって修正後転換価額とする。ここに、売買高加重平均価格とは、東京証券取引所が、関連する取引日における普通株式の普通取引の売買高総額を当該取引日における普通株式の普通取引の売買株式総数で除することにより、当該取引日における普通株式の売買高加重平均価格として計算し提示する価格をいう。ただし、東京証券取引所がかかる価格を提示しない場合は、ブルームバーグ・エル・ピー(Bloomberg L. P.)が当該取引日の午前10時から11時の間(ロンドン時間)において提示する8316ジェイティー・エクイティ・エーキューアール(8316 JT Equity AQR)の画面(またはそれに代わる画面もしくはサービス。以下、「参照画面」という。)に表示された価格(当該取引日において当該参照画面が提示されない場合には、当該取引日の東京証券取引所における普通株式の普通取引の終値(気配表示を含む。))をいう。なお、修正日に先立つ45取引日目から修正日までの間に下記③により転換価額を調整すべき事由が生じた場合には、修正後転換価額は下記③に準じて調整される。
   ③ 転換価額の調整
   転換価額は、本優先株式発行後、時価を下回る払込金額をもって普通株式を発行または処分する場合その他一定の場合には、次に定める算式(以下、「転換価額調整式」といい、転換価額調整式により調整された転換価額を、以下、「調整後転換価額」という。)により調整されるほか、合併等により転換価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

$$\text{調整後転換価額} = \text{調整前転換価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新発行・処分普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行普通株式数} + \text{新発行・処分普通株式数}}$$

   調整後転換価額は10円の位まで算出し、その10円の位を四捨五入する。
   ④ 転換により発行すべき普通株式数
   転換により発行すべき当会社の普通株式数は次のとおりとする。

$$\text{転換により発行すべき普通株式数} = \frac{\text{本優先株主が転換請求のために提出した本優先株式の発行価額総額}}{\text{転換価額}}$$

   本優先株式の転換により発行すべき普通株式数の算出にあたって1株の100分の1の整数倍にあたる端数はこれを端株原簿に記載または記録し、1株の100分の1に満たない端数は、これを切り捨てる。
   ⑤ 転換により発行する株式の内容
   当会社普通株式
9. 普通株式への一斉転換
   転換請求期間中に転換の請求がなされなかった本優先株式は、転換請求期間の末日の翌日(以下、「一斉転換日」という。)をもって、本優先株式1株の払込金相当額を、一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む。)の平均値(終値のない日数を除く。)で除して得られる数の普通株式となる。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、本優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式となる。
   かかる普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。
10. 発行方法
   取得者に本優先株式を直接全額割り当てる方法により発行する。
   なお、本優先株式は、取得者がアメリカ合衆国及び欧州を中心とする海外市場(ケイマン諸島を除く。)の投資家のために購入し、取得者自らが発行する優先株式としてリパッケージしたうえ、アメリカ合衆国においては連邦証券法規則Rule 144Aに基づく私募により、アメリカ合衆国以外の海外市場においては同法Regulation Sに基づく公募により販売される。
11. 配当起算日
   平成15年3月12日(水曜日)
12. 上記各項については、各種法令に基づく届出、許認可の効力発生を条件とする。

以　上